Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
LEVEL 23, 56 PITT STREET
SYDNEY NSW



03 MAY -1 AM 7:21

03022221

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	2 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	88 pages (including cover sheet)

82-1565

SUPPL

CAPITAL NOTES INVESTMENT STATEMENT

Please see attached copy of an announcement released to the Australian Stock Exchange today.

2 lots of 50 pages + 38 pages to follow

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.


GOODMAN FINANCE LIMITED
INVESTMENT STATEMENT

GOODMAN FINANCE LIMITED INVESTMENT STATEMENT

CO-LEAD MANAGER
ASB SECURITIES

LEAD MANAGER, ORGANISING BROKER & UNDERWRITER
FIRST NZ CAPITAL



Important Information

(The information in this section is required under the Securities Act 1978)

Investment decisions are very important. They often have long-term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

CHOOSING AN INVESTMENT

When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below:

In addition to the information in this document, important information can be found in the current registered prospectus for the investment. You are entitled to a copy of that prospectus on request.

CHOOSING AN INVESTMENT ADVISER

You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you -

- Whether the adviser gives advice only about particular types of investments; and
- Whether the advice is limited to the investments offered by 1 or more particular financial organisations; and
- Whether the adviser will receive a commission or other benefit from advising you.

You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within 5 working days of your request. You must make the request at the time the advice is given or within 1 month of receiving the advice.

In addition -

- If an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
- If an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.



Important Notice

This is an investment statement for the purposes of the Securities Act 1978 and the Securities Regulations 1983.

The purpose of this Investment Statement is to provide certain key information that is likely to assist a prudent but non-expert person to decide whether or not to subscribe for Capital Notes under the Offer. Investors should note that other important information about the Capital Notes and the Offer is available in the Prospectus, the Trust Deed and the Guarantees.

The Offer is made only to New Zealand investors. The Capital Notes have not been registered under the United States Securities Act, and may not be offered or sold in the United States of America or to a U.S. person unless registered under the United States Securities Act or in a transaction exempt from registration.

Copies of the Prospectus may be obtained, free of charge, from the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732), any other NZSE firm or Goodman Finance.



Directory

DIRECTORS OF GOODMAN FINANCE
Graeme Richard Hart
Thomas James Degnan
Allen Philip Hugli

REGISTERED OFFICE OF GOODMAN FINANCE
54 Ponsonby Road
Auckland

REGISTERED OFFICE OF BURNS PHILP
Level 23
56 Pitt Street
Sydney, NSW 2000
GPO Box 543
Sydney, NSW 2001
Australia

TRUSTEE FOR THE CAPITAL NOTES
The New Zealand Guardian Trust Company Limited
Level 7
Royal & SunAlliance Centre
48 Shortland Street
PO Box 1934
Auckland

ORGANISING BROKER, LEAD MANAGER AND UNDERWRITER
First NZ Capital Securities
Level 10
Caltex Tower
282-292 Lambton Quay
PO Box 3394
Wellington
Telephone: 04 474 4400
Freephone: 0800 162 222
Facsimile: 04 474 4055
Website: www.fnzc.co.nz

Level 20
ANZ Centre
23-29 Albert Street
PO Box 5333
Auckland
Telephone: 09 302 5500
Freephone: 0800 162 222
Facsimile: 09 302 5580

First Floor
164 Hardy Street
Nelson
Telephone: 03 548 8319
Facsimile: 03 548 0593

CO-LEAD MANAGER
ASB Securities Limited
Level 13
ASB Bank Centre
Cnr Albert & Wellesley Streets
PO Box 35
Auckland
Telephone: 09 374 8800
Freephone: 0800 272 732
Facsimile: 09 374 8888
Website: www.asbsecurities.co.nz

REGISTRAR
Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna
Private Bag 92-119
Auckland

AUDITOR TO GOODMAN FINANCE
KPMG
KPMG Centre
9 Princes Street
PO Box 1584
Auckland

LEGAL ADVISERS TO GOODMAN FINANCE AND TO BURNS PHILP
Bell Gully
Level 21
Royal & SunAlliance Centre
48 Shortland Street
PO Box 4199
Auckland

LEGAL ADVISERS TO THE TRUSTEE
Chapman Tripp
ANZ Centre
23-29 Albert Street
PO Box 2206
Auckland

CONTENTS

Investment Highlights

The issuer of the Capital Notes, Goodman Finance, is a wholly-owned subsidiary of Burns Philp. Burns Philp has made a successful takeover offer for all the ordinary shares in Goodman Fielder. As at 29 April 2003 Burns Philp held 96.03% of the ordinary shares in Goodman Fielder. Burns Philp is in the process of compulsorily acquiring the remaining ordinary shares.

This Capital Notes issue provides New Zealand investors with an opportunity to invest in Capital Notes issued by a member of a global food group with the following characteristics.

STABLE CASH FLOWS

The major markets in which Burns Philp and Goodman Fielder operate, namely the global yeast market and the Australian and New Zealand consumer food markets, are attractive due to their relative stability and limited exposure to economic cycles. These features are expected to provide the Group[1] with stable and predictable cash flows.

PRODUCT AND GEOGRAPHIC DIVERSITY

The businesses that make up the Group generate approximately NZ$4.1 billion in revenue annually from more than 30 countries and across a broad range of products. This product and geographic diversity underlies the stability of the Group's cash flows. The following charts illustrate the breakdown of the Group's sales revenue by division and geography, based on the Pro Forma Financial Information for the 12 months ended 31 December 2002.

BURNS PHILP AND GOODMAN FIELDER
COMBINED REVENUE BY GEOGRAPHY


Europe 4%
South America 6%
North America 20%
Other Asia Pacific 10%
New Zealand 15%
Australia 45%

BURNS PHILP AND GOODMAN FIELDER
COMBINED REVENUE BY DIVISION


New Zealand 15%
International 7%
Baking Australia 20%
Yeast 23%
Consumer Foods 24%
Herbs & Spices 11%

LEADING AND HIGHLY RECOGNISED BRANDS

Goodman Fielder is a leading Australasian retail branded food company with a highly attractive portfolio of brand names across a range of consumer food products. Goodman Fielder's brands are amongst the most recognised in Australia and New Zealand. This is endorsed by two of its brands being included in ACNielsen's Top 20 New Zealand FMCG Megabrands in 2001 (Quality Bakers #3 and Bluebird #6) and four of its brands being included in ACNielsen's Top 100 Australian Brands in 2001 (Buttercup #11, Helga's #51, Meadow Lea #59 and Uncle Tobys #88).

1. References in this Investment Statement to "the Group" include all Subsidiaries of Burns Philp for the time being. Investors should be aware that Goodman Finance is the only member of the "Borrowing Group" (as defined in the Securities Regulations 1983) as at the date of this Investment Statement and not all Subsidiaries of Burns Philp are, or will be, Guarantors of the Capital Notes. A description of the Guarantors is set out in the section of this Investment Statement entitled "Summary of Guarantees" on page 74.


High Grade

EXPERIENCED MANAGEMENT TEAM WITH A PROVEN TRACK RECORD

Burns Philp's senior management team has an average of over 15 years experience in the food industry. That team has a proven track record in cost control, operations and the management of capital. Since 1997, the Burns Philp management team has been responsible for the significant improvement in Burns Philp's operating and financial performance, which has seen Burns Philp's EBITDA margin[2] increase from approximately 7.5% for the financial year ended 30 June 1997 to over 20% for the financial year ended 30 June 2002.

STRONG MARKET POSITIONS[3]

Burns Philp is the world's second largest producer of yeast with leading market positions in the majority of markets in which it operates. Burns Philp is the largest manufacturer and supplier of industrial and consumer yeast in North America and is the second largest supplier of herbs and spices to supermarkets and food service providers in North America.

Of the fifteen major product categories in which Goodman Fielder competes in Australia, it holds the leading position in ten. For the remaining five categories, Goodman Fielder holds the number two position in four and the number three position in one.

In respect of New Zealand, Goodman Fielder holds the leading position in twelve of the sixteen major product categories in which it competes, and holds the number two position in the remaining four categories.

GOODMAN FIELDER
AUSTRALIAN MARKET SHARES


70
60
50
40
30
20
10
0
Market Share (%)
1st
2nd
3rd
Frozen pastry
Indian
Cake mixes
Nutritious snacks
Flour
Vinegar
Bread
Margarine
Cooking oils
Desserts
Salad dressings
Instant packet soup
Asian
Breakfast cereals
Table sauces

Source: Aztec Scan Data 16 March 2003

GOODMAN FIELDER
NEW ZEALAND MARKET SHARES


70
60
50
40
30
20
10
0
Market Share (%)
1st
2nd
Buns & rolls
Fresh meat pies
Cakes
Frozen meat pies
Loaf bread
Flour
Muffins & crumpets
Margarine/spreads
Nutritious snacks
Salty snacks
Fresh pizza
Specialty bread
Dry pasta
Cooking oils
Cookies
Frozen meals

Source: ACNielsen 23 March 2003 (Retail Key Accounts)

DEBT REDUCTION

Burns Philp's current management team has successfully demonstrated the ability to reduce leverage in the past. From 30 June 1997 to 30 June 2002, Burns Philp's management team improved Burns Philp's Net Debt/EBITDA ratio[4] from 7.3 times to 2.5 times.

Burns Philp is targeting a reduction in the Group's overall gearing from its current pro forma level of 4.7 times Net Total Debt/EBITDA to between 3.5 times to 4.0 times. To comply with the requirements of the TLA Senior Funding Agreement, Burns Philp will need to reduce this ratio to below approximately 3.50 times[5] from 1 July 2006. The covenants under the TLA Senior Funding Agreement may be waived or amended at any time by agreement between the relevant parties.

2. *EBITDA margin is calculated by dividing EBITDA by sales revenue using the relevant amounts shown in the audited consolidated financial statements of Burns Philp for the relevant financial year. For this purpose, EBITDA means net profit before related income tax, net interest expense, depreciation and amortisation, outside equity interest and individually significant items.*
3. *Statements in this section and other sections of this Investment Statement relating to market shares and market positions which are not stated to be based on information from a third party source are Burns Philp's views based on its knowledge of the Group's businesses and the industries and markets in which the Group operates.*
4. *Net Debt/EBITDA is calculated by dividing Net Debt by EBITDA, using the relevant amounts shown in the audited consolidated financial statements of Burns Philp for the relevant financial year.*
5. *Based on NZ$175 million of Capital Notes being issued and EBITDA being consistent with the combined EBITDA as set out in the Pro Forma Financial Information.*


KEY
INFORMATION
AND IMPORTANT DATES

This Investment Statement, which is prepared as at and dated 1 May 2003, relates to an offer of Capital Notes by Goodman Finance with an aggregate principal amount of up to $175 million. Goodman Finance may accept over-subscriptions in respect of Capital Notes with an aggregate principal amount of up to a further $75 million. The Capital Notes are offered as Five Year Capital Notes and Eight Year Capital Notes.

USE OF PROCEEDS OF THE ISSUE

Goodman Finance is a wholly-owned subsidiary of Burns Philp. The proceeds of the issue of the Capital Notes will be applied by the Group to replace part of the finance raised by the Group to complete the acquisition of Goodman Fielder.

OFFER PERIOD

The Offer will be open from the Opening Date (5 May 2003) until 5.00pm on the Closing Date (27 June 2003) or such earlier date on which applications are received and accepted for the maximum aggregate principal amount of the Capital Notes offered (including over-subscriptions, if any). Goodman Finance may vary the Closing Date and extend the period of the Offer. This may have a consequential effect on other dates listed in the "Important Dates" table on page 6.

MINIMUM APPLICATIONS

Applications for Five Year Capital Notes and Eight Year Capital Notes must be for a minimum principal amount of $5,000 each, and thereafter in multiples of $1,000 in relation to Five Year Capital Notes or Eight Year Capital Notes (as the case may be).

HOW TO APPLY

Instructions on how to apply for Capital Notes are set out in the section of this Investment Statement entitled "Application Instructions" on page 79.

OFFER TO NEW ZEALAND INVESTORS ONLY

The Offer is made only to New Zealand residents. No offer or invitation is made under this Investment Statement in any jurisdiction outside New Zealand. No person may offer, sell or deliver any Capital Notes or distribute this Investment Statement to any person outside New Zealand, except in accordance with all of the legal requirements of the relevant jurisdiction.

The Capital Notes have not been registered under the United States Securities Act, and may not be offered or sold in the United States of America or to a U.S. person unless registered under the United States Securities Act or in a transaction exempt from registration.

NEW ZEALAND STOCK EXCHANGE LISTING

Application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE relating thereto that can be complied with on or before the date of this Investment Statement have been duly complied with. However, the NZSE accepts no responsibility for any statement in this Investment Statement. The NZSE has authorised NZSE firms to act in the Offer.

DEFINITIONS

Capitalised terms used in this Investment Statement have a specified meaning and are defined in the "Glossary" section on pages 77 and 78.

CURRENCIES

In this Investment Statement, unless otherwise specified, a reference to "A$" is to Australian dollars, a reference to "$" or "NZ$" is to New Zealand dollars and a reference to "US$" is to United States dollars.

IMPORTANT DATES

Opening Date of the Offer	**5 May 2003**
Closing Date of the Offer	**27 June 2003**
Expected date of initial quotation and trading of the Capital Notes on the NZSE	**1 July 2003**
First interest payment (payable to the initial subscriber)	
• in respect of Five Year Capital Notes	**15 December 2003**
• in respect of Eight Year Capital Notes	**15 November 2003**
Subsequent interest payments	
• in respect of Five Year Capital Notes	**15 March, 15 June, 15 September and 15 December**
• in respect of Eight Year Capital Notes	**15 February, 15 May, 15 August and 15 November**
Initial Election Date	
• in respect of Five Year Capital Notes	**15 December 2008**
• in respect of Eight Year Capital Notes	**15 November 2011**

Note: Capital Notes will be allotted on each Business Day during the period of the Offer after receipt and acceptance of valid applications. Goodman Finance will advise successful applicants of the allotment of Capital Notes to them as soon as practicable after the date of allotment.


Chairman's Letter

1 May 2003

Dear Investor

On behalf of the Board of Goodman Finance Limited ("Goodman Finance"), I am pleased to offer you an opportunity to subscribe for Capital Notes to be issued by Goodman Finance. Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited ("Burns Philp").

The issue of Capital Notes will fund in part the acquisition by Burns Philp of Goodman Fielder Limited ("Goodman Fielder"). That acquisition established the enlarged Group as a leading food group, with pro-forma revenues of approximately NZ$4.1 billion and EBITDA[6] of approximately NZ$676 million for the 12 months ended 31 December 2002.

Burns Philp is the world's second largest producer of yeast, producing fresh and dry yeast for supply to thousands of industrial bakeries around the world. Burns Philp also produces packaged fresh and dry yeast for consumer use and manufactures yeast extracts. In addition, Burns Philp is the second largest supplier of herbs and spices to supermarkets and food service providers in North America.

Goodman Fielder is a leading Australasian retail branded food company. It manufactures and sells branded food products including bread and baked goods, breakfast cereals, margarines, cooking oils and snack foods throughout Australia and New Zealand. Many of these products have a leading share of the market in which they compete and are sold under well-known brands such as Uncle Tobys, Quality Bakers, Meadow Lea, Bluebird, Ernest Adams and Edmonds.

The Capital Notes are unsecured, subordinated debt obligations of Goodman Finance that offer investors a fixed rate of interest. The obligations of Goodman Finance in respect of the Capital Notes are guaranteed on an unsecured and subordinated basis by Burns Philp and certain of its wholly-owned Subsidiaries in New Zealand, Australia and the United States of America. Interest on the Capital Notes will be payable quarterly, and investors may subscribe for Capital Notes with initial terms of approximately five or eight years. The Prospectus and this Investment Statement in respect of the offer set out the full details of the offer and instructions on how to apply for Capital Notes.

On behalf of the Board of Goodman Finance, I welcome your participation in the offer.

Yours faithfully



Graeme Hart

Chairman

Goodman Finance Limited

6. For this purpose, EBITDA represents net profit before related income tax, net interest expense, depreciation and amortisation, outside equity interests and individually significant items as extracted from the Pro Forma Financial Information.


MAIN
TERMS

The following is a summary of the main terms of the Offer. Investors should also refer to the more detailed information in the other sections of this Investment Statement, including the sections entitled "Answers to Important Questions" and "Conditions of Capital Notes", and to the Prospectus, the Trust Deed and the Guarantees.

ISSUER

The Issuer of the Capital Notes is Goodman Finance.

TYPE OF INSTRUMENT

The Capital Notes are unsecured, subordinated, fixed interest debt obligations of Goodman Finance. The obligations of Goodman Finance under the Capital Notes are guaranteed on an unsecured and subordinated basis by the Guarantors. The Guarantors comprise Burns Philp and each of its wholly-owned Subsidiaries incorporated in Australia, New Zealand and the United States of America that had gross revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more. The names of the wholly-owned Subsidiaries of Burns Philp which satisfy these criteria, and which are the Guarantors, as at the date of this Investment Statement, are listed on page 50 under the heading "Guarantees of Capital Notes".

It is also intended that Goodman Fielder and each of its wholly-owned Subsidiaries incorporated in Australia, New Zealand and the United States of America that had gross revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more will become Guarantors once Burns Philp completes the compulsory acquisition of Goodman Fielder shares and certain other requirements are satisfied. This process is discussed in the section of this Investment Statement entitled "Summary of Guarantees" on pages 74 and 75.

The Capital Notes are to be issued in two Tranches – Five Year Capital Notes (having an initial term maturing on 15 December 2008) and Eight Year Capital Notes (having an initial term maturing on 15 November 2011). Investors may subscribe for Five Year Capital Notes, Eight Year Capital Notes or a combination of Five Year Capital Notes and Eight Year Capital Notes.

Investors should be aware that Goodman Finance may, at any time after the first anniversary of the Opening Date, upon giving 45 days' written notice to Noteholders, redeem all or a portion (on a pro rata basis across all Noteholders) of the Capital Notes (refer to the further description of this right on page 13 under the heading "Call Option by Goodman Finance").

The only right of the Trustee or a Noteholder to require redemption of a Capital Note prior to an Election Date is where a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies.

OFFER AMOUNT

Capital Notes with an aggregate principal amount of up to $175 million are offered for subscription. Goodman Finance reserves the right to accept or reject over-subscriptions. If over-subscriptions are accepted, those over-subscriptions will be limited to an aggregate principal amount of $75 million.

OFFER PERIOD

The Offer will be open from the Opening Date (5 May 2003) until 5.00pm on the Closing Date (27 June 2003), or such earlier date when subscriptions are received and accepted for the maximum aggregate principal amount of the Capital Notes (including over-subscriptions, if any). Goodman Finance may vary the Closing Date and extend the Offer period.


QUALITY BAKERS
FRESH BREAD
QUALITY BAKERS
QUALITY BAKERS

FIRM ALLOCATIONS

Capital Notes with an aggregate principal amount of up to $250 million (being 100% of the Offer amount, including over-subscriptions, if any) may be reserved for subscription by clients of NZSE firms and invited financial institutions. The aggregate number of Capital Notes so reserved will be determined by the Lead Manager and notified to investors by way of general announcement to the NZSE on or before the Closing Date. If this right is exercised in full, there will be no public pool of Capital Notes available to investors.

INTEREST RATE

The Capital Notes will bear interest payable in arrears on a quarterly basis. During the period from the date of allotment until the initial Election Date, interest for each Tranche of Capital Notes will be paid at the rate set out in the rate card that is current at the date on which Capital Notes are allotted to an investor by Goodman Finance. Goodman Finance may change the Interest Rate offered by it for a Tranche of Capital Notes at any time during the Offer period. If the Interest Rate of a Tranche is increased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the higher rate. If the Interest Rate of a Tranche is decreased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the rate applying at the date on which the Capital Notes were allotted. Therefore, it is possible that not all Capital Notes forming part of a Tranche will have the same Interest Rate.

Investors should be aware that the rate card (and the interest rates specified on the rate card) can change during the Offer period. The rate card will be replaced to reflect a change in either Interest Rate. Accordingly, at the time of application, investors should confirm that they hold the current rate card by contacting the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732) or their investment adviser.

If the Registrar receives an application for Capital Notes at an interest rate that is different from the interest rate offered by Goodman Finance at that time (the "Correct Rate"), and Goodman Finance wishes to accept the application in whole or in part, Goodman Finance will accept the application (in whole or in part) where the Correct Rate is higher than the rate in the Application Form. In this situation, the Interest Rate for the Capital Notes allotted to that investor will be the Correct Rate.

Where the Correct Rate is lower than the interest rate in the Application Form (and Goodman Finance wishes to accept the application in whole or in part), the Registrar will notify the applicant of the Correct Rate and request a further application. If the Registrar receives a second Application Form containing the Correct Rate within 10 days after the date on which that form is requested, the second application will be processed and the Capital Notes will be issued on the basis outlined above provided the Offer remains open. The Registrar will return the applicant's cheque (received on the initial application) within five Business Days after the Closing Date if the Registrar does not receive the second Application Form within the period referred to above.

PAYMENT OF INTEREST

Interest accrues on the Capital Notes on a daily basis from the date of allotment. The initial interest payment will be made on:

- 15 December 2003 in respect of the Five Year Capital Notes; and
- 15 November 2003 in respect of the Eight Year Capital Notes.

In each case, the initial interest payment will be made to the original subscriber for the Capital Notes (irrespective of any transfer of the Capital Notes prior to the relevant initial Interest Date).

Subsequent interest payments will be made quarterly in arrears until the initial Election Date. Payments will be made on 15 March, 15 June, 15 September and 15 December in each year in relation to the Five Year Capital Notes, and on 15 February, 15 May, 15 August and 15 November in each year in relation to the Eight Year Capital Notes. Interest (other than the initial interest payment) will be paid to the persons registered as holders of the Capital Notes on the date for determining the entitlement to interest payments. Interest will not be paid (but will continue to accrue) if Goodman Finance is obliged to, or exercises its right to, suspend (in whole or part) the payment of interest at any time. Non-payment of interest does not give rise to a right to accelerate repayment of the Capital Notes. A description of the circumstances in which payment of interest may be suspended is set out in the section of this Investment Statement entitled "Conditions of Capital Notes" on page 61.

TERM

Five Year Capital Notes will have an initial Election Date of 15 December 2008 and Eight Year Capital Notes will have an initial Election Date of 15 November 2011.

Prior to the initial Election Date for a Tranche, Goodman Finance will send a written notice to each Noteholder in relation to the relevant Tranche, specifying:

- the proportion (if any) of the outstanding Capital Notes of that Tranche to be compulsorily redeemed by Goodman Finance or purchased by Goodman Finance (or Burns Philp or a Subsidiary of Burns Philp) on the Election Date; and
- if applicable, the new Interest Rate (if any) to apply to any Capital Notes to be rolled over on the Election Date and any other variations of the terms and conditions of the Capital Notes that will apply from that Election Date until the next Election Date. There is no requirement that the new terms and conditions contain any provision enabling Goodman Finance to arrange for the Capital Notes to be redeemed by the issue of Burns Philp Shares or shares in any other company.

Noteholders must return this notice to Goodman Finance no later than 20 Business Days after the Election Record Date specifying in relation to that portion of their Capital Notes which are not to be redeemed or purchased:

- the Capital Notes in respect of which the Noteholder accepts the new terms and conditions; and
- the Capital Notes in respect of which the Noteholder does not accept the new terms and conditions and which the Noteholder wishes to have redeemed or purchased.

Despite a Noteholder's election, no later than 10 Business Days before the Election Date, Goodman Finance may (at its discretion) elect that either:

- it redeems or that it, Burns Philp or a Subsidiary of Burns Philp, purchases for cash some or all of the Capital Notes held by the Noteholder; or
- it arranges for some or all of the Capital Notes held by the Noteholder to be redeemed by the issue of Burns Philp Shares.

As a result, Noteholders may receive Burns Philp Shares with a value determined in the manner described on page 12 under the heading "Formula to be Applied if Capital Notes are Redeemed by the Issue of Burns Philp Shares" rather than cash upon redemption of the Capital Notes.

If Goodman Finance elects to exercise these rights in respect of a portion of Capital Notes in a particular Tranche, it must do so in the manner described in Condition 4.3 on pages 63 and 64. Noteholders who have their Capital Notes redeemed or purchased for cash will receive payment of the principal amount together with any accrued and unpaid interest in relation to their Capital notes.

GUARANTEES

The obligations of Goodman Finance under the Capital Notes are guaranteed on an unsecured and subordinated basis by the Guarantors. Each of the Guarantees has been granted in favour of the Trustee and is held by the Trustee on behalf of all Noteholders.

Each Guarantee is subordinated such that, in the event of the liquidation of a Guarantor or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the rights and claims of the Trustee (on behalf of Noteholders) are subordinated to the rights and claims of all other creditors of that Guarantor, other than creditors who have agreed to rank subordinate to, or equal with, the obligations of that Guarantor under the relevant Guarantee.

The terms of each Guarantee are described further in the section of this Investment Statement entitled "Summary of Guarantees" on pages 74 and 75 (including the names of each Guarantor as at the date of this Investment Statement).

Guarantees of the Capital Notes are being provided by certain wholly-owned Subsidiaries of Burns Philp which are incorporated in Australia, New Zealand and the United States of America, and on a subordinated basis to the same extent as the Capital Notes. There is no assurance that the Guarantors will comprise a particular percentage of the Group by reference to values of assets or shareholders' funds. A Guarantor (other than Burns Philp) may be released from its guarantee obligations without the consent of the Trustee or Noteholders if its gross revenues from non-Group Members for its most recently completed financial year fall below A$10 million (or its equivalent in another currency) or if a Guarantor (other than Burns Philp) is

sold on an arms length basis for valuable consideration (other than to Goodman Finance, Burns Philp or any Subsidiary of Burns Philp). Burns Philp may only be released, and any other Guarantor may only be released in any other circumstances, if the release is approved by Extraordinary Resolution (as defined in the Trust Deed) or the Trustee is of the opinion that it would not be, and is not likely to become, materially prejudicial to the interest of Noteholders to release Burns Philp or the relevant Guarantor from the Guarantee.

FORMULA TO BE APPLIED IF CAPITAL NOTES ARE REDEEMED BY THE ISSUE OF BURNS PHILP SHARES

No later than 10 Business Days before the Election Date for a Tranche of Capital Notes, Goodman Finance (at its discretion) may elect to redeem some or all of the Capital Notes in the relevant Tranche by the issue of Burns Philp Shares by Burns Philp, irrespective of any election made by a Noteholder to either accept new terms and conditions for his or her Capital Notes or to request redemption or purchase for cash of some or all of those Capital Notes.

The Burns Philp Shares to be issued on the redemption of those Capital Notes will be issued in accordance with a formula based on the principal amount of, and accrued and unpaid interest on, those Capital Notes and the New Zealand Dollar Equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled). The New Zealand Dollar Equivalent means at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.

TRUSTEE

The Trustee for Noteholders is The New Zealand Guardian Trust Company Limited.

TRUST DEED

The Capital Notes will be constituted by and issued pursuant to the Trust Deed. A summary of the principal provisions of the Trust Deed is set out in the section of this Investment Statement entitled "Summary of Trust Deed" on pages 68 to 73.

APPLICATIONS

Applications to subscribe for Five Year Capital Notes or Eight Year Capital Notes must be for a minimum principal amount of $5,000 each and thereafter in multiples of $1,000 in relation to each Tranche of Capital Notes subscribed for by an investor.

Applications must be made on the Application Form contained at the back of this Investment Statement and must be lodged with the Registrar before 5.00pm on the Closing Date. Alternatively, applications may be lodged with any NZSE firm, the Organising Broker or the Co-Lead Manager in time to enable such applications to be forwarded to the Registrar before 5.00pm on the Closing Date.

The aggregate principal amount of the Capital Notes for which an application is made must be paid in full in New Zealand dollars on application. Cheques must be drawn on a registered New Zealand bank. Cheques should be made payable to "Goodman Finance Capital Notes Offer", crossed "Not Transferable" and must not be post-dated.

Any applications received by the Registrar after 5.00pm on the Closing Date will not be accepted.

ALLOTMENT

Goodman Finance will allot Capital Notes on each Business Day after receipt and acceptance of valid applications. Goodman Finance will advise successful applicants of the allotment of Capital Notes to them as soon as practicable after the date of allotment by issuing a FASTER statement.

Goodman Finance reserves the right to refuse all or any part of any application without giving a reason.

REFUNDS

If Goodman Finance accepts an application in part, the balance of the application money will be refunded as soon as practicable and, in any event, within five Business Days after the Closing Date.

Any application money received in respect of applications that are not accepted will be refunded to the applicant as soon as practicable and, in any event, within five Business Days after the Closing Date.

No interest will be paid on refunds.

BROKERAGE

No brokerage is payable by any subscriber for Capital Notes under the Offer. Brokerage is payable by Goodman Finance to the Lead Manager at a rate of:

- 1.5% of the aggregate principal amount of Five Year Capital Notes allotted; and
- 2.0% of the aggregate principal amount of Eight Year Capital Notes allotted.

From these amounts, the Lead Manager will pay brokerage to NZSE firms in respect of Capital Notes issued by Goodman Finance under valid applications bearing the stamp of that firm. The Lead Manager will pay additional brokerage of 0.5% of the aggregate principal amount of Capital Notes allotted pursuant to firm allocations.

NEW ZEALAND STOCK EXCHANGE LISTING

Application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE relating thereto that can be complied with on or before the date of this Investment Statement have been duly complied with. However, the NZSE accepts no responsibility for any statement in this Investment Statement. The NZSE has authorised NZSE firms to act in the Offer.

CALL OPTION BY GOODMAN FINANCE

Goodman Finance may at any time after 5 May 2004 upon giving Noteholders 45 days' written notice, redeem for cash all or any portion of the Capital Notes. If Goodman Finance elects to redeem any portion of the Capital Notes, such redemption must be made on a pro rata basis across all Noteholders and in relation to both Tranches. Further information on this right to redeem (including the price which will be paid on redemption) is set out in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 65 and 66. Investors should be aware that the amount payable by Goodman Finance may be more or less than the market value of the Capital Notes at the time the Capital Notes are redeemed following exercise of the call option.

If the pro rata redemption would result in a Noteholder holding less than a Minimum Holding in relation to a particular Tranche, then Goodman Finance will redeem for cash all Capital Notes of the relevant Tranche held by that Noteholder. In addition, if the pro rata redemption would result in a Noteholder holding Capital Notes of a Tranche in an aggregate principal amount other than $5,000 and integral multiples of $1,000 thereafter, Goodman Finance will "round down" the relevant holding to an aggregate principal amount equal to the nearest of $5,000 and integral multiples of $1,000 thereafter, by redeeming for cash the relevant number of Capital Notes. In each case, such redemptions will be made at the same time and at the same price at which Goodman Finance exercises its rights under the call option referred to above.

The only right of the Trustee or a Noteholder to require redemption of a Capital Note prior to an Election Date is where a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies. Under no other circumstances are the Capital Notes repayable at the election of a Noteholder prior to an Election Date.

RESTRICTION ON FURTHER INDEBTEDNESS

Burns Philp has covenanted in the Trust Deed that:

- it will not incur; and
- it will procure that none of its Subsidiaries will incur,

any indebtedness for borrowed money ranking equally with, or in priority to, the obligations of the relevant entity under the Capital Notes or a Guarantee, if incurring that indebtedness would result in the ratio of Net Total Debt to LTM EBITDA exceeding:

- during the period from the date of the Trust Deed until 31 December 2004, 5.00:1; and
- at all times thereafter, 4.75:1.

When calculating the ratio of Net Total Debt to LTM EBITDA under this covenant on any test date:

- during the period from the date of the Trust Deed until the date falling 12 months after the date on which Goodman Fielder and its Subsidiaries form part of the Group for the purpose of preparing consolidated financial statements, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date and on a pro forma basis as if Goodman Fielder and its Subsidiaries had formed part of the Covenant Group since 30 April 2002; and
- at any time after the end of that period, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date.

The terms "Net Total Debt", "LTM EBITDA" and "Covenant Group" are defined in the "Glossary" section of the Prospectus. Copies of the Prospectus may be obtained, free of charge, from the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732), any other NZSE firm or Goodman Finance.

This covenant is not intended to restrict the refinancing of any indebtedness for borrowed money existing at the date of the Trust Deed, drawings made by Burns Philp or any subsidiary under a revolving facility in the ordinary course of business or any indebtedness incurred among Burns Philp and/or its Subsidiaries from time to time.

In addition to this direct restriction on the ability of Goodman Finance or its Subsidiaries to incur indebtedness for borrowed money, certain other covenants given by Burns Philp, and Subsidiaries of Burns Philp, in the Senior Debt Agreements may restrict the ability of Goodman Finance to incur further indebtedness for borrowed money. These restrictions are described in more detail in the "Statutory Information" section of the Prospectus under the heading "Provisions of Trust Deed and other restrictions on Borrowing Group".

In order to comply with the requirements of some of the Senior Debt Agreements, Burns Philp will need to reduce its leverage ratio and increase its interest coverage ratio over the life of the relevant facilities.

However, it is important for investors to be aware that although the restrictions on borrowing referred to above contained in the Senior Debt Agreements apply as at the date of this Investment Statement, there can be no assurance that they will continue to apply during the term of the Capital Notes. The Senior Debt Agreements which contain these restrictions may be amended at any time in accordance with their terms, provisions may be waived under those agreements or the agreements may cease to apply for various reasons (including, for example, if the amounts due under those agreements were refinanced or repaid in full). In each case, there are no requirements for the relevant party to obtain the consent of, or notify, the Trustee or Noteholders in relation to any such amendment, waiver, refinancing or repayment.

PROMOTERS

Burns Philp and each of its directors are the Promoters of the Offer for the purposes of the Securities Act 1978 and the Securities Regulations 1983. Burns Philp is a Guarantor of the Capital Notes. None of Burns Philp's directors guarantees the Capital Notes.

UNDERWRITING

First NZ Capital Securities has agreed to underwrite the issue of Capital Notes up to an aggregate principal amount of $175 million.

The Underwriting Agreement contains various representations and warranties by Goodman Finance and Burns Philp in favour of the Underwriter. The Underwriting Agreement also contains provisions enabling the Underwriter to terminate the Underwriting Agreement if certain events occur. Examples of such events are described in the "Statutory Information" section of the Prospectus under the heading "Material Contracts". If Capital Notes are issued to the Underwriter (or any sub-underwriter) under the Underwriting Agreement, the Underwriter may require them to be issued at an interest rate greater than the rate at which those Capital Notes were issued under this Investment Statement or at a discount to their principal amount (in accordance with the terms of the Underwriting Agreement).

OFFER TO NEW ZEALAND INVESTORS ONLY

The Offer is made only to New Zealand residents. No offer or invitation is made under this Investment Statement in any jurisdiction outside New Zealand. No person may offer, sell or deliver any Capital Notes or distribute this Investment Statement to any person outside New Zealand, except in accordance with all of the legal requirements of the relevant jurisdiction.

The Capital Notes have not been registered under the United States Securities Act, and may not be offered or sold in the United States of America or to a U.S. person unless registered under the United States Securities Act or in a transaction exempt from registration.

FURTHER ISSUES

Subject to the NZSE Listing Rules, Goodman Finance's constitution and the specific covenants contained in the Trust Deed and the Senior Debt Agreements, Goodman Finance may, from time to time, without the consent of Noteholders but (if the capital notes are to be constituted pursuant to the Trust Deed) with the consent of the Trustee, create and issue further capital notes, ranking equally in all respects with, junior to, or senior to, the Capital Notes and otherwise on such terms as Goodman Finance may determine.

Any further capital notes may be constituted by a deed in a form agreed to by the Trustee, Burns Philp and Goodman Finance and supplemental to the Trust Deed. Alternatively, any such issue of further capital notes could be made pursuant to a new trust deed, in which case that issue would be subject to the appointment of a new trustee (if necessary) in respect of those further capital notes.

SUBORDINATION

The Capital Notes constitute an unsecured, subordinated obligation of Goodman Finance. In any distribution of assets of Goodman Finance in a liquidation of Goodman Finance or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the claims of Noteholders for repayment of all amounts outstanding on the Capital Notes will rank behind the claims of all other creditors of Goodman Finance (including unsecured and trade creditors), other than creditors who have agreed to rank subordinate to, or equal with, the obligations of Goodman Finance under the Capital Notes. Prior to the appointment of a liquidator (or analogous official) or a statutory manager in respect of Goodman Finance or the dissolution of Goodman Finance or its removal from the Register of Companies, Noteholders have no rights to such repayment of the principal amount due under a Capital Note other than on each Election Date. In particular, Noteholders have no rights to accelerate repayment of the principal amount due under a Capital Note if Goodman Finance, or any other party, has acted in breach of its obligations under the Trust Deed or if Goodman Finance is subject to receivership or any insolvency proceeding (other than of the kind referred to in the preceding sentence).

The obligations of each Guarantor to make payment under the relevant Guarantee are also subordinated to the payment in full of all other obligations owed to creditors of that Guarantor in the same manner, and to the same extent, as the obligations of Goodman Finance are subordinated under the Trust Deed.

PAYMENT OF INTEREST AND PRINCIPAL

Goodman Finance may, in certain circumstances, suspend the payment of interest on the Capital Notes. Such suspension will not constitute a default under the Trust Deed and will not give rise to any right for Noteholders to accelerate repayment of the amounts due on the Capital Notes or to claim under any of the Guarantees. In addition to this option for Goodman Finance to suspend payment of interest, Goodman Finance is obligated under the Trust Deed to suspend payment on the Capital Notes if:

- an Insolvency Event occurs in relation to any Group Member, or the payment would result in an Insolvency Event occurring in relation to any Group Member; or
- an event of default (however described), or an event which, with the passage of time, or the giving of notice or both would become an event of default, has occurred under an agreement governing the terms of any indebtedness of a Group Member to a Senior Creditor (or would occur as a result of making the relevant payment).

Further, Goodman Finance has covenanted in the Trust Deed not to make any other payment whatsoever under the Trust Deed if the circumstances described in either of the paragraphs above subsist. The Guarantees contain similar provisions restricting payment in such circumstances.

Investors should note that the term "Insolvency Event" is broadly defined in the Trust Deed to include actual insolvency and a number of analogous or related events which typically indicate that an entity is, or is about to become, insolvent. The definition of "Insolvency Event" is set out in the "Glossary" section of the Prospectus.


BURNS
PHILP

This section describes the business activities of the Group immediately prior to the acquisition of Goodman Fielder. A separate description of the business activities of Goodman Fielder is set out in the section entitled "Business Description of Goodman Fielder" on pages 24 to 29.

OVERVIEW

Burns Philp is the world's second largest producer of yeast. Yeast is a non-substitutable ingredient used in the production of bread. Burns Philp produces fresh and dry yeast for supply to thousands of industrial bakeries around the world. The company also produces packaged fresh and dry yeast for consumer use in at-home baking. Burns Philp is the largest manufacturer and supplier of industrial and consumer yeast in North America. As part of its yeast business, Burns Philp also manufactures and distributes bakery ingredients and yeast extracts. Yeast extracts are used in food flavourings and for pharmaceutical applications. Burns Philp is the second largest supplier of herbs and spices to supermarkets and food service providers in North America.

The table below sets out the key product types and customers of Burns Philp's yeast and herbs and spices businesses.

KEY PRODUCT TYPES AND CUSTOMERS BY DIVISION

Division	Product Types	Principal Customers
Yeast		
North America	Industrial (fresh) yeast Consumer yeast	Large industrial bakeries Supermarkets
Europe	Fresh yeast including bakery ingredients in certain markets	Large industrial bakeries Small bakeries
South America	Yeast (fresh and dry), bakery ingredients, edible fats and oils and margarines	Small bakeries
Asia Pacific	Yeast (fresh and dry)	Large industrial bakeries Small bakeries
Herbs and Spices		
North America	Herbs, spices, dry sauce mixes and gravies and cake decoration products	Supermarkets Club stores Food service channel (on-sold to restaurants and catering institutions)

Burns Philp's operations have a global reach with 44 production facilities, including one facility currently under construction, across 24 countries and distribution networks that supply a large number of additional markets.

Overall group management including legal, treasury, external reporting, taxation and technical development is provided by a staff primarily based in Sydney, Australia.

Burns Philp is listed on both the New Zealand and Australian stock exchanges. As at 28 April 2003, Burns Philp had a total market capitalisation of approximately A$1,727 million, comprised of ordinary shares, converting preference shares and options on issue.



BRIEF HISTORY

Burns Philp was incorporated in Australia in 1883. From its origins as a trading company, Burns Philp developed over 100 years into a large conglomerate with diverse business operations throughout Australia and the South Pacific.

Since the mid 1980s, Burns Philp's strategy has been to concentrate on the food industry by selling non-core businesses and expanding into food businesses globally. In early 1997, Burns Philp decided to focus on its global yeast and bakery ingredients businesses and started to dispose of most of its non-core assets. Burns Philp restructured its management team in 1997, and as a result of a significant write-down in the asset value of the herbs and spices division, Burns Philp undertook a renegotiation of its senior debt and restructured its share capital.

More recently, Burns Philp completed the sale of its vinegar and terminals businesses. In October 2002, the Group acquired Kraft Foods International, Inc.'s Fleischmann's yeast and bakery ingredients business in South America.

In December 2002, Burns Philp made a takeover offer for Goodman Fielder. The takeover offer valued Goodman Fielder's equity at approximately A$2.2 billion. The takeover offer was successful and as at the date of this Investment Statement Burns Philp is in the process of compulsorily acquiring the remaining ordinary shares in Goodman Fielder it does not already hold. The business operations of Goodman Fielder are described in the section of this Investment Statement entitled "Business Description of Goodman Fielder" on pages 24 to 29.

MARKET OVERVIEW

Yeast is a non-substitutable ingredient used in the production of bread. It is used as a leavening agent to raise the dough and add certain flavour characteristics. Yeast is available in fresh and dry form. Fresh yeast has a short shelf life of approximately two to three weeks, and distribution of fresh yeast is usually constrained by the availability of adequate infrastructure such as roads and refrigeration. Dry yeast has a considerably longer shelf life of up to two years.

Generally, bakers prefer fresh yeast as a leavening agent because it provides a higher level of performance and consistency. Large industrial bakers demand a high level of consistency and product performance and rarely substitute dry yeast for fresh yeast. Smaller bakers that have the production flexibility are better able to, and occasionally do, switch between fresh and dry yeast if one becomes cheaper than the other. Fresh yeast represents the largest segment, on a revenue basis, of the global yeast market and is more widely used in developed countries where large commercial bakeries are prevalent. In regions with less developed infrastructure (such as parts of Asia, Africa and the Middle East) dry yeast consumption is higher than fresh yeast consumption.

The demand for fresh yeast is directly related to bread consumption and the growth in bread consumption varies significantly by region. Mature markets such as North America (the United States of America and Canada) and Western Europe generally demonstrate growth in demand that is proportionate to population growth. Some countries in Asia and South America have higher bread consumption growth rates, due to higher population growth rates, increasingly westernised eating habits and increases in per capita income.

The two principal yeast markets are the industrial market, where yeast is supplied to commercial bakeries, and the consumer market, where yeast is supplied to the home baking market, typically through supermarkets.

Burns Philp is one of only three global yeast producers and its primary focus is on the production of fresh yeast with plants located around the world serving local markets. Burns Philp's global competitors, Lesaffre and Royal DSM, produce proportionately more dry yeast. Their dry yeast is produced in large, centralised plants and is then exported around the world. The rest of global yeast sales are accounted for by a number of regional and local producers, such as Lallemand (North America), Pakmaya and Akmaya (Turkey) and Geigold (Germany).

Burns Philp's yeast and bakery ingredients division also produces and distributes bakery ingredients and yeast extracts. Burns Philp's bakery ingredients products include dough conditioners, leaveners, fats and edible oils. The two main uses for yeast extracts are as natural savoury food flavourings for a variety of foods and as growth media for the fermentation and pharmaceutical industries. Food applications currently account for a significant majority of global sales of yeast extracts. Burns Philp's major competitors in the yeast extracts business are Bio Springer, a subsidiary of Lesaffre, Royal DSM and Quest, a subsidiary of ICI Plc, a publicly listed company in the United Kingdom.

Set out below is a summary of Burns Philp's yeast and bakery ingredients operations in the four regions in which it operates, being North America, Europe, South America and the Asia Pacific region.

NORTH AMERICA

Burns Philp is the largest manufacturer and supplier of industrial and consumer yeast in North America, with operations in both the United States of America and Canada. Burns Philp's industrial and consumer yeast products are marketed under the Fleischmann's brand name.

Burns Philp also produces a range of bakery ingredients products that are marketed in North America under the Benchmate brand name.

Burns Philp's North American yeast operations generated operating revenue of A$360.8 million for the financial year ended 30 June 2002 and A$184.8 million for the six months ended 31 December 2002.

Industrial yeast

Burns Philp is a leading producer of industrial yeast in North America with an estimated market share of approximately 33%. Burns Philp supplies fresh yeast in cream, block or crumbled form to a relatively small number of large-plant bakeries. In addition, fresh yeast, in block or crumbled form, and dry yeast are supplied to smaller bakeries and to the food service industry, including fast food chains and restaurants.

Burns Philp typically supplies its fresh yeast to the large plant bakeries under annually renewable contracts. Large plant bakeries generally have the necessary infrastructure required to refrigerate and store cream yeast, such as on-site storage systems that are integrated into the bakeries' production processes. Burns Philp also supplies dry yeast to smaller bakeries via distributors. Dry yeast does not require refrigeration and has a much longer shelf life than fresh yeast.

In addition to yeast, Burns Philp produces a range of bakery ingredients products, such as dough conditioners, mould inhibitors, leaveners and other baking related ingredients. Generally, these products are supplied to the same bakery customers and complement Burns Philp's yeast products.

Burns Philp has taken significant steps to rationalise its portfolio of North American yeast plants in recent years in order to maintain its competitive position as a low cost producer of yeast. Burns Philp now operates three yeast plants in North America. These plants are located in Memphis, Tennessee, Calgary, Alberta, and LaSalle, Quebec. Burns Philp's range of bakery ingredients products is produced at a plant in Greenville, Texas.

Consumer yeast

Throughout North America, Burns Philp sells its consumer yeast products under the Fleischmann's brand name and has an estimated market share of approximately 65%.

Burns Philp's primary customers are supermarket chains. In many supermarkets, Fleischmann's is the only brand of yeast available. Burns Philp negotiates contractual arrangements with its customers directly and utilises brokers to stock supermarket shelf space on its behalf.

Burns Philp's consumer yeast products are produced and packaged at its plant in LaSalle, Quebec.

EUROPE

The Group's European yeast business generated operating revenue of A$163.5 million for the financial year ended 30 June 2002 and A$79.7 million for the six months ended 31 December 2002.

Burns Philp is one of the largest producers of yeast in Europe. Burns Philp produces and supplies fresh yeast to a diverse set of bakery customers ranging from a small number of large bakeries to several thousand smaller bakeries. Burns Philp's fresh yeast products are marketed in Europe under a number of brands including Mauri, Pinnacle and Proofex. While Europe is predominantly a fresh yeast market, the proportion of fresh yeast sold in the form of cream yeast is lower than that of North America due to the smaller number of large bakeries.

Burns Philp distributes yeast in ten countries in Europe. Burns Philp has production facilities in six of these countries, namely England, Germany, Portugal, Ireland, Spain and Turkey. Burns Philp also distributes yeast in Belgium, France, Luxembourg and the Netherlands. The operations in England and Ireland are joint ventures with local partners.

Burns Philp has a yeast drying plant in Portugal that was commissioned in October 2001 and, together with the dry yeast production facilities in Brazil, Vietnam and China, has provided the basis for Burns Philp's strategy to grow further its share in the global dry yeast market.

KEY MARKET SHARES IN EUROPE

Country	Market Share	Position
Ireland	91%	#1
United Kingdom	42%	#1
Portugal	30%	#2
Germany	28%	#2
Spain	28%	#2
Turkey	18%	#3

Source: Burns Philp management estimates for the 12 months ended 30 June 2002

Yeast extracts

Burns Philp is one of the few large producers of yeast extracts in the world. Yeast extracts are used as a natural savoury food flavouring for the food industry or as growth media in the pharmaceutical and fermentation industries. The Group's yeast extracts business is managed by the Group's European yeast management team. This team oversees the Group's yeast extract plants at Hamburg, Germany and Hutchinson, Minnesota.

At Hutchinson, Burns Philp produces a form of yeast extract known as torula yeast, which is sold under the Pure Culture Products and Provesta brand names. Torula yeast is used as a food flavouring input primarily in the production of soups and processed meat products in North America.

Burns Philp's Hamburg plant produces yeast extracts for use as both food flavourings and growth media for the production of pharmaceuticals. These products are sold under the Ohly brand with the majority of sales being made in Europe.

Although Burns Philp's yeast extracts business is managed by its European yeast management team, revenues for yeast manufactured at Burns Philp's Hamburg plant and for its yeast extracts manufactured at its Hutchinson plant are accounted for in its European yeast operations and North American yeast operations, respectively.

SOUTH AMERICA

Burns Philp significantly expanded its South American operations in October 2002 when it acquired the Fleischmann's South American yeast and industrial bakery ingredients business from Kraft Foods International, Inc. Burns Philp's principal operations are in Argentina, Brazil, Uruguay, Chile, Colombia, Peru and Ecuador. In addition, Burns Philp has trading operations in Venezuela, Bolivia, Guatemala, El Salvador, Costa Rica, Honduras and Nicaragua.

Burns Philp's South American operations generated operating revenue of A$167.4 million for the financial year ended 30 June 2002 and A$73.1 million for the six months ended 31 December 2002. The acquisition of the Fleischmann's South American business was completed on 31 October 2002. The revenues shown above for the six months ended 31 December 2002 only include revenues of the Fleischmann's business for the two month period prior to that date.

The South American yeast market differs from the North American market in that the customer base is primarily comprised of a large number of small bakeries. In Burns Philp's two largest South American markets, Argentina and Brazil, Burns Philp estimates that there are over 15,000 and 45,000 bakeries, respectively.

In all these markets, it is important to have access to an efficient and reliable distribution network. Burns Philp supplies its yeast to third party distributors who generally purchase the product to resell for their own account and they then supply the products to bakeries. Following Burns Philp's acquisition of the Fleischmann's South American business, Burns Philp now has distribution systems that cover most sizeable markets in South America.

Burns Philp operates three yeast plants in Brazil. In Argentina, Burns Philp operates a yeast plant and an edible fats and oils plant. At its plants in Uruguay and Chile (which is operated through a joint venture), Burns Philp produces yeast and bakery ingredients products. Burns Philp also has manufacturing plants in Colombia, Peru and Ecuador.

KEY MARKET SHARES IN SOUTH AMERICA

Country	Market Share	Position
Brazil	65%	#1
Argentina	62%	#1
Colombia	50%	#1
Peru	47%	#1
Venezuela	45%	#2
Ecuador	43%	#2
Uruguay	43%	#1
Chile	22%	#2

Source: Burns Philp management estimates for the 12 months ended 30 June 2002

Burns Philp has recently experienced a reduction in South American sales revenue due in large part to the devaluation of the region's currencies and the region's economic downturn. The impact of the economic downturn in operations has been counteracted by the successful implementation of a rationalisation programme. Initiatives undertaken as part of this programme include managing product cost by transferring production to and expanding low cost plants, closing high cost plants, reducing staff and management personnel numbers, raising prices to recover input cost increases, and reducing Burns Philp's working capital investment.

ASIA PACIFIC

Burns Philp is one of the leading producers of yeast in the Asia Pacific region, holding leading market positions across the eight countries in which it operates. Burns-Philp generated operating revenue of A$142.3 million for the financial year ended 30 June 2002 and A$75.8 million for the six months ended 31 December 2002 in the Asia Pacific region.

Burns Philp supplies both fresh and dry yeast to markets in the Asia Pacific region.

The Australian and New Zealand yeast markets share similar characteristics to the North American market in that both are primarily fresh yeast markets with customers consisting of mostly large-plant bakeries. The markets in Asia are primarily dry yeast markets where the customers are predominantly smaller independent bakeries. Burns Philp anticipates that as infrastructures continue to develop, bakers in Asia will increase their use of fresh yeast and Burns Philp will be well positioned to benefit from the developing fresh yeast opportunities.

Burns Philp has significantly expanded its operations in Asia in recent times. Since 1997, Burns Philp has constructed new plants in Vietnam and China, expanded several existing plants and acquired additional yeast operations in India. Burns Philp is currently involved in the construction of a new joint venture plant in Pakistan. Burns Philp currently has yeast production operations in Australia, New Zealand, China, India, Vietnam, Malaysia, Indonesia and the Philippines. Burns Philp produces bakery ingredients from plants located in New Zealand, China, India, Vietnam, Malaysia, Indonesia and the Philippines. A yeast and bakery ingredients distribution business is operated in Sri Lanka, with product supplied from Burns Philp's Indian business. In addition to the local markets in which Burns Philp operates, the company supplies dry yeast produced in Australia, China and Vietnam to a number of export markets including Russia, Japan, Laos, Cambodia, Thailand and the Middle East.

Burns Philp operates in China, Vietnam, Indonesia, Malaysia and the Philippines through joint ventures with local partners. These joint ventures provide Burns Philp with local knowledge and access to distribution networks and customers.

In connection with the New Zealand Commerce Commission approval required for the acquisition of Goodman Fielder, Burns Philp has given an undertaking to the Commerce Commission to divest the yeast operations of its wholly-owned subsidiary New Zealand Food Industries Limited. This undertaking does not extend to New Zealand Food Industries Limited's bakery ingredients operations. The total EBIT contribution of the New Zealand business (including the bakery ingredients operations) for the 2002 financial year was approximately A$3.0 million.

KEY MARKET SHARES IN THE ASIA PACIFIC REGION

Country	Market Share	Position
Malaysia	83%	#1
Indonesia	72%	#1
Australia	50%	#1
India	50%	#1
China	48%	#1
Vietnam	45%	#1
Philippines	15%	#3

Source: Burns Philp management estimates for the 12 months ended 30 June 2002

HERBS AND SPICES

Burns Philp is the second largest manufacturer and distributor of herbs and spices in North America. Burns Philp manufactures, distributes and markets a range of products including herbs, spices, dry sauce mixes and gravies, cake decoration products and related items in the United States of America and Canada.

Burns Philp's herbs and spices division generated operating revenue of A$439.5 million for the financial year ended 30 June 2002 and A$247.5 million for the six months ended 31 December 2002.

Burns Philp's herbs and spices products are marketed under several brand names owned by Burns Philp including Spice Islands, Durkee, Tone's, Trader's Choice, Dec-A-Cake and one brand name, French's, which Burns Philp uses under licence. The operations are focussed on the provision of these products to the retail and food service markets. Within the retail market, Burns Philp supplies its products primarily to supermarkets and grocery stores.

Burns Philp's herbs and spices products are manufactured at its plant in Des Moines, Iowa. Burns Philp also has some minor interests in the production and sourcing of herbs and spices through its wholly-owned Indian subsidiary, Cochin.

Burns Philp's major competitor in the herbs and spices market is McCormick & Co. Inc. There are also a number of smaller regional competitors such as The C.F. Sauer Company and Morton & Bassett Spices.


GOODMAN
FIELDER

This section describes the business activities of Goodman Fielder. Following the takeover by Burns Philp, Goodman Fielder is now part of the Group. A description of the other business activities of the Group is set out in the section entitled "Business Description of Burns Philp" on pages 16 to 23.

OVERVIEW

Goodman Fielder is a leading Australasian retail branded food company with a portfolio of strong brands across bread and baked goods, breakfast cereals, nutritious snacks, cooking oils, margarine and international meals. Goodman Fielder's brands are amongst the most recognised in Australia and New Zealand, and have leading market positions in the majority of product categories in which Goodman Fielder competes. This is endorsed by two of its brands being included in ACNielsen's Top 20 New Zealand FMCG Megabrands in 2001 (Quality Bakers #3 and Bluebird #6) and four of its brands being included in ACNielsen's Top 100 Australian Brands in 2001 (Buttercup #11, Helga's #51, Meadow Lea #59 and Uncle Tobys #88).

Prior to Burns Philp's acquisition of Goodman Fielder, Goodman Fielder managed its business through four business divisions:

- **Consumer Foods:** the Consumer Foods division manufactures and markets retail branded products to supermarkets and other retail outlets in Australia, and also operates Goodman Fielder's complementary Australian food service and commercial oil operations.
- **Baking Australia:** the Baking Australia division manufactures and sells bread and other baked goods to supermarkets and the route trade (petrol stations, convenience stores and dairies) in Australia. The division's interface with the supermarket channel also includes supply to the Australian in-store bakery category.
- **New Zealand:** the New Zealand division is a fully integrated fast moving consumer food business that manages Goodman Fielder's New Zealand operations. These operations encompass the categories of baked goods, snacks, oil-based products, flour and other complementary business streams.
- **International:** the operations of Goodman Fielder's International division in the Asia Pacific region have been combined with Burns Philp's businesses in the same markets. Prior to this, the division was responsible for the management of Goodman Fielder's local manufacturing operations in the Asia Pacific region. In addition, the division managed the export of Goodman Fielder's Australian and New Zealand manufactured products to over 25 countries.

GROUP HISTORY

Goodman Fielder Limited was established following a merger in 1986. Prior to that, the company's participation (through various entities) in the Australian and New Zealand food industries dates back as far as the early 1900s and 1860s, respectively.

Goodman Fielder has undergone a transformation from a commodity based food manufacturer to a retail branded food company. As part of this transformation, Goodman Fielder has recently sold non-core businesses such as its ingredients and Australian milling operations and has focused on marketing its key retail brands.

This focus on retail brands has been achieved through increased media advertising of Goodman Fielder's retail branded products. Goodman Fielder has also simplified its operations by reducing its business units from 11 to 4, reducing stock-keeping units, and merging the field sales forces in Australia and New Zealand.

STRONG MARKET POSITIONS

Goodman Fielder is a consumer food company with a portfolio of strong brands in categories that continue to exhibit steady growth. These brands have enabled the business to develop leading market positions in many of the markets in which it competes. The tables on page 26 show key product category market information for Australia and New Zealand and Goodman Fielder's positioning in each of those markets.



Of the fifteen major product categories in which Goodman Fielder competes in Australia, it holds the leading position in ten. For the remaining five categories, Goodman Fielder holds the number two position in four and the number three position in one.

AUSTRALIAN MARKET SIZE AND GOODMAN FIELDER MARKET SHARE

Category	Market Size (A$ millions)	Market Growth Year on Year	GF Share	GF Position
Bread	855	5.6%	40%	#1
Breakfast cereals	800	5.9%	21%	#2
Nutritious snacks	351	11.0%	46%	#1
Margarine	293	1.3%	40%	#1
Table sauces	124	3.1%	14%	#3
Salad dressings	124	7.5%	35%	#2
Cooking oils	98	2.9%	34%	#1
Instant packet soup	83	1.2%	34%	#2
Cake mixes	80	0.5%	52%	#1
Flour	64	0.9%	44%	#1
Desserts	49	11.2%	25%	#1
Asian	43	5.6%	24%	#2
Frozen pastry	40	5.6%	66%	#1
Indian	35	7.5%	53%	#1
Vinegar	26	8.6%	42%	#1

Source: Aztec: Scan Data 16 March 2003

In New Zealand, Goodman Fielder holds the leading position in twelve of the sixteen major product categories in which it competes, and holds the number two position in the remaining four categories.

NEW ZEALAND MARKET SIZE AND GOODMAN FIELDER MARKET SHARE

Category	Market Size (NZ$ millions)	Market Growth Year on Year	GF Share	GF Position
Loaf bread	248	0.4%	55%	#1
Salty snacks	161	8.1%	45%	#1
Margarine/spreads	80	4.4%	51%	#1
Nutritious snacks	77	3.2%	50%	#1
Cooking oils	49	5.4%	24%	#2
Frozen meals	34	16.8%	16%	#2
Cookies	28	9.9%	21%	#2
Fresh meat pies	28	-14.6%	60%	#1
Specialty bread	24	17.6%	37%	#1
Cakes	24	-1.3%	60%	#1
Dry pasta	23	-8.5%	30%	#2
Flour	21	-5.0%	52%	#1
Fresh pizza	20	-1.3%	45%	#1
Muffins and crumpets	19	5.6%	52%	#1
Buns and rolls	17	-3.7%	66%	#1
Frozen meat pies	12	3.2%	60%	#1

Source: ACNielsen 23 March 2003 (Retail Key Accounts)

CONSUMER FOODS

The Consumer Foods division manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. The division also operates complementary food service and commercial oil operations.

The division's range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads. Goodman Fielder has a leading market position in most of these product segments due mainly to the strength of the products' brands.


Ernest Adams
UNCLE TOBYS
MeadowLea
EDMONDS

Competition is generally limited to individual products rather than across entire category groups. Key competitors include Kellogg (breakfast cereals and nutritious snacks), Kraft (salad dressings), Heinz (salad dressings) and Unilever (Flora Foods) (margarine and cooking oils).

Goodman Fielder has focused on improving manufacturing productivity as a means of offsetting recent rises in commodity prices. As part of this improvement, plans to close a plant in Smithfield, Australia have been announced with production to be transferred to the Wahgunyah plant, other Goodman Fielder manufacturing sites and third parties. Completion of this move is anticipated to generate improved productivity and enhanced food safety.

For the financial year ended 30 June 2002, the Consumer Foods division generated revenue and EBIT of A$846.6 million and A$79.9 million, respectively. For the six months ended 31 December 2002, the division generated revenue and EBIT of A$451.5 million and A$51.0 million, respectively.

BAKING AUSTRALIA

Baking Australia is the largest bread manufacturer in Australia with leading market shares in the markets in which it competes. Baking Australia's core business involves the manufacture of packaged bread and other baked goods (rolls, muffins and crumpets). Baking Australia's product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets' in-store bakery operations. Baking Australia also operates a complementary business producing bread improvers and crumbs and stuffings.

In the Australian packaged bread market, Baking Australia has an estimated market share of 40% and markets its products under well-known brands such as Wonder White, Mighty Soft, Helga's, Uncle Tobys, Vogels and Molenberg.


UNCLE TOBYS
VOGEL'S
WONDER WHITE

The division's single largest competitor in this market is George Weston.

Baking Australia manufactures and sells baked goods through numerous channels including supermarkets, service stations, dairies, home delivery and food service accounts (such as hospitals, hotels, restaurants, schools and caterers). The largest single channel is supermarkets. The products sold to supermarkets include Baking Australia's branded products and housebrands. Housebrands is a term used to describe products that are contract manufactured on behalf of a supermarket and are packaged under the supermarket's own brand.

Baking Australia uses approximately 220,000 metric tonnes of flour per annum sourced from Allied Mills Limited. Baking Australia has a ten year supply agreement and strategic alliance with Allied Mills. This agreement, which covers key aspects such as flour quantity, quality and price, secures the supply chain for Goodman Fielder's baked goods businesses. Allied Mills also supplies Baking Australia with the pre-mix that is used to service the in-store bakery market.

The recent drought in Australia led to a substantial increase in the cost of wheat and flour during the latter half of 2002. This had an adverse impact on Goodman Fielder's profitability because it was often unable to pass the entire increased cost of flour on to its customers by raising its prices. However, wheat prices have fallen recently and this is expected to result in improved profitability in the 2004 financial year.

For the financial year ended 30 June 2002, Baking Australia generated revenue and EBIT of A$765.6 million and A$55.1 million, respectively. For the six months ended 31 December 2002, the division generated revenue and EBIT of A$374.4 million and A$18.8 million, respectively.

NEW ZEALAND

The New Zealand division is a fully integrated fast moving consumer foods business that manages all of Goodman Fielder's New Zealand operations. These operations encompass the manufacture and marketing of salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals, flour and other complementary business streams.

The New Zealand division was formed following the integration of Quality Bakers, Ernest Adams, Champion Flourmills, Meadow Lea Foods, Bluebird Foods and GF Food Services on 1 July 2001.

Goodman Fielder is a major local edible oils producer in New Zealand, with a manufacturing plant in Auckland. The New Zealand division produces a range of spreads, cooking oils, pourable dressings and meal solutions under the following well-known New Zealand brands.


MeadowLea




These products are sold both through retail channels, through which Goodman Fielder has an estimated 48% market share, and commercial channels through which Goodman Fielder has an estimated 55% market share *(Source: ACNielsen 23* March 2003).

The New Zealand division also manufactures flour, baking ingredients, packaged bread, sweet and savoury baked products, pies and pastries under well-known brands such as Ernest Adams, Edmonds, Quality Bakers, Freya's, Vogel's, Irvines, Leaning Tower and Champion.


Ernest Adams

EDMONDS

IRVINES

QUALITY BAKERS

Champion

FREYA'S

VOGEL'S

The New Zealand division conducts its milling operations out of two mills, in Mt Maunganui and Christchurch. From these mills, it sells approximately 45% of its flour production to Goodman Fielder's 12 bakeries located across New Zealand. The balance is sold to various customers including retail outlets, in-store bakeries, the food service industry and external bakeries.

The New Zealand division's other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes. These products are sold under the following brands.


Bluebird

DIAMOND

UNCLE TOBYS


For the financial year ended 30 June 2002, the New Zealand division generated revenue and EBIT of A$511.4 million and A$68 million, respectively. For the six months ended 31 December 2002, the division generated revenue and EBIT of A$291.6 million and A$38.2 million, respectively.

INTERNATIONAL

Prior to Burns Philp's acquisition of Goodman Fielder, the International division was responsible for the management of Goodman Fielder's local operations in the South Pacific and Asia that manufacture flour, processed chicken, margarine, ice cream and snack foods in a number of countries. The division's operations in the Asia Pacific region have now been combined with Burns Philp's businesses in the same markets. Prior to this, the division had a total of 25 manufacturing sites in Papua New Guinea, Fiji, New Caledonia, the Solomon Islands and China, as well as interests in two edible oil joint ventures in Indonesia and China. In Fiji and Papua New Guinea, the division's products have strong market shares in the margarine, snacks and feed categories. In Fiji, the division's products also have strong market shares in the processed chicken category.

The division also managed the export of Goodman Fielder's Australian and New Zealand manufactured products to over 25 countries. The products it exports are margarine and oil, extruded and salty snacks, cereals and cereal based products, and dry grocery products.

For the financial year ended 30 June 2002, the International division generated revenue and EBIT of A$297.3 million and A$18.8 million, respectively. For the six months ended 31 December 2002, the division generated revenue and EBIT of A$139.7 million and A$12.3 million, respectively.

INTEGRATION OF GOODMAN FIELDER INTO THE GROUP

The Group has commenced a broad-based, general review of Goodman Fielder's structure and operations to identify opportunities to enhance the performance of Goodman Fielder's existing businesses. This review is ongoing. The initial review is expected to be completed by June 2003. The review is focused on identifying opportunities to enhance the performance of existing Goodman Fielder businesses, through:

- head office restructuring;
- profit improvement measures involving a wide range of initiatives including (but not limited to) overhead cost reductions, focused marketing expenditure, reductions in shrinkage and waste and more efficient logistics and distribution; and
- improved capital management achieved through more selective capital expenditure and working capital criteria.

While it is not currently intended to sell any of the Goodman Fielder businesses, assets or investments, whether any of those assets will ultimately be sold will depend upon the results of the general review.

The Group does not currently intend to combine the individual business units of Burns Philp and Goodman Fielder, other than certain components of Goodman Fielder's international operations in the Asia Pacific region with Burns Philp's businesses in the same markets. Burns Philp's business units operate independently on a day-to-day basis, with control and strategic direction provided by the board. Each division operates its own business unit, with managers reporting directly to the divisional general manager on an independent basis with only limited day-to-day control from head office. The Group expects that the same approach to management and reporting will continue to apply. Other than Goodman Fielder's international business, the Group does not currently intend to combine or split up any of Goodman Fielder's main business divisions, although this will depend upon the outcome of the ongoing general review.

NEW ZEALAND DAIRY FOODS

New Zealand Dairy Foods is a consumer foods group which manufactures and markets a range of dairy products in New Zealand. New Zealand Dairy Foods is a wholly-owned subsidiary of Rank Group Limited which is controlled by Graeme Hart, the deputy chairman of Burns Philp. The Group has announced publicly that as part of its growth strategy it will consider whether it is in the best interest of the Group to acquire New Zealand Dairy Foods.

The Group presently has no specific intentions in relation to the acquisition of New Zealand Dairy Foods and it will not be in a position to confirm such intentions until it has further information in relation to New Zealand Dairy Foods. The terms for, and structure of, any such acquisition, including the method of financing for any such acquisition, will only be determined having regard to appropriate legal, tax and financial advice. In addition, the acquisition would be subject to any legal requirements which will apply to related party transactions pursuant to the ASX Listing Rules or the Corporations Act (including the preparation of an independent expert's report and the vote of Burns Philp shareholders, other than affiliates of Mr. Hart).

DIRECTORS — AND — SENIOR MANAGEMENT

DIRECTORS OF GOODMAN FINANCE

The Directors of Goodman Finance as at the date of this Investment Statement are Graeme Hart (Chairman), Tom Degnan and Allen Hugli. Mr. Hart and Mr. Degnan are also directors of Burns Philp. Mr. Hart is the Deputy Chairman of Burns Philp and Mr. Degnan is the Managing Director and Chief Executive Officer. Mr. Hugli is the Chief Financial Officer of Burns Philp.

Brief biographical details of each Director of Goodman Finance are set out below in the description of the directors of Burns Philp and senior management of the Group.

DIRECTORS OF BURNS PHILP

Alan McGregor Chairman

Mr. McGregor was appointed Chairman of Burns Philp in April 1997 having served as a director since 1993. He is a member of Burns Philp's Audit Committee. Mr. McGregor is also Chairman of James Hardie Industries Limited, an international manufacturer and marketer of fibre cement building products, and Australian Wool Testing Authority Limited, a company which tests and assesses essential characteristics of wool.

Graeme Hart Deputy Chairman

Mr. Hart was appointed Deputy Chairman of Burns Philp in September 1997. Previously, Mr. Hart has been Chairman of Whitcoulls Group Limited, a New Zealand stationery supply and New Zealand and Australian stationery and book retail group. He is Chairman of Goodman Finance, Chairman of Rank Group Limited, a private investment company, and a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. New Zealand Dairy Foods is a consumer foods group which manufactures and markets a range of dairy products in New Zealand. Mr. Hart is also a director of a number of private investment companies.

Tom Degnan Managing Director and Chief Executive Officer

Mr. Degnan was appointed Managing Director and Chief Executive Officer of Burns Philp in September 1997. Prior to joining Burns Philp, Mr. Degnan was Group Vice President, Universal Foods Corporation, now Sensient Technologies Corporation, a North American based yeast and specialised food products manufacturer. Mr. Degnan is a director of Goodman Finance, and Jones Dairy Inc., a manufacturer and distributor of meat products.

Mark Burrows Director

Mr. Burrows was appointed as a director of Burns Philp in October 1991. He is Chairman of Burns Philp's Audit Committee. Mr. Burrows is also deputy chairman of ING Barings Holdings Limited (U.K.), an investment bank, and Brambles Industries Limited, an international provider of industrial services, materials and business rental equipment. He is a director of John Fairfax Holdings Limited, a media and publishing group.

Fred Smith Director

Mr. Smith was appointed as a director of Burns Philp in March 1993. He is a member of Burns Philp's Audit Committee. Mr. Smith was also Chairman of Stallion Technologies Pty. Limited, a computer technology company, until August 2002.

SENIOR MANAGEMENT OF THE GROUP

Allen Hugli Chief Financial Officer

Mr. Hugli was appointed Chief Financial Officer of Burns Philp in November 1999. Prior to becoming Chief Financial Officer, he acted as Group Financial Controller. Prior to joining Burns Philp, Mr. Hugli held positions in financial management and audit practices in Australia, Canada and New Zealand. Mr. Hugli was formerly employed by Mr. Hart's private investment company Rank Group Limited. Mr. Hugli is a director of Goodman Finance.

Helen Golding Company Secretary & Group Legal Counsel

Ms. Golding was appointed Company Secretary & Group Legal Counsel of Burns Philp in April 1998. Ms. Golding joined Burns Philp in January 1992 and has held various roles in the legal department.

Geoffrey Black Vice President, Technology & Development

Mr. Black joined Burns Philp in March 1994 and was appointed Vice President, Technology & Development of Burns Philp in February 1998.

Frank Schoonyoung President, Yeast/Bakery North America

Mr. Schoonyoung was appointed President, Yeast/Bakery North America of Burns Philp in September 1996. Mr. Schoonyoung has over 30 years experience in the global food ingredients industry and, prior to joining Burns Philp, held senior management positions in international food businesses in North America.

R. Steven Martin President and Chief Executive Officer, Tone Brothers, Inc. and Managing Director, Baking Australia

Mr. Martin was appointed President and Chief Executive Officer of Tone Brothers, Inc. (the Group's herbs and spices division) in June 2001 and Managing Director, Baking Australia in April 2003. Prior to joining Tone Brothers, Inc., Mr. Martin held the position of Executive Vice President of Sensient Technologies Corporation, a North American based yeast and specialised food products manufacturer, and was responsible for managing Sensient's flavour, colour and yeast businesses. Mr. Martin began his career at Monsanto Chemical Company, a leading global provider of agricultural products, in 1978 and in his 15 years there served in various technical, sales and business management positions.

Oscar Devotto Chairman, Yeast/Bakery South America

Mr. Devotto was appointed Chairman, Yeast/Bakery South America of Burns Philp in 1990. Mr. Devotto has over 30 years experience in managing food operations in South America.

Fernando Wall Vice President, Hispanoamerica

Mr. Wall was appointed Vice President, Hispanoamerica of Burns Philp in 2002, after having previously served as Vice President, Yeast/Bakery Argentina and Chile since 1993. Mr. Wall joined Burns Philp in 1985. Mr. Wall has over 20 years experience in the food industry.

Paulo Stoffel Vice President, Brazil

Mr. Stoffel was appointed Vice President, Brazil of Burns Philp in 2002, after having previously served as Vice President, Operations Yeast/Bakery Brazil and Uruguay since September 1999. Mr. Stoffel joined Burns Philp in October 1995 as General Manager of Burns Philp's Brazilian yeast operation. Prior to joining Burns Philp, Mr. Stoffel held the position of Sales and Marketing Director, Europe & Middle East with the Carborundum Company, a speciality ceramic product manufacturer.

John Lynch President, Yeast Europe & Extracts

Mr. Lynch joined Burns Philp in December 1984 and was appointed President, Yeast Europe & Extracts of Burns Philp in July 1990. He assumed global responsibility for the yeast extracts business in 1998. Prior to joining Burns Philp, Mr. Lynch spent eight years as Managing Director of Bolande Bakery Ltd, a bakery/food company located in Ireland.

Richard Meagher Vice President, ANZ China & East Asia

Mr. Meagher was appointed Vice President, ANZ China & East Asia of Burns Philp in February 2001. From April 2003, this division included Goodman Fielder's international business which exports from key operations in Australia and New Zealand to the Asia Pacific region and manufactures and markets food products in a number of Asia Pacific countries. Prior to joining Burns Philp, Mr. Meagher worked for Goodman Fielder.

Srinivas Garapati Vice President, Yeast/Bakery South & West Asia

Mr. Garapati was appointed Vice President, Yeast/Bakery South & West Asia of Burns Philp in December 1994, having joined Burns Philp in July 1993. Mr. Garapati is responsible for the company's operations in the Indian sub-continent, Vietnam, Malaysia and the Middle East. Prior to joining Burns Philp, Mr. Garapati held several management positions in the United States of America and in Asia.

Rob Gordon Managing Director, Goodman Fielder Consumer Foods

Mr. Gordon was appointed Managing Director of the Consumer Foods division of Goodman Fielder in April 2001. Mr. Gordon joined Goodman Fielder as Business Director Commercial for the Meadow Lea Foods division, then became Business Development Director for Milling and Baking, and then Managing Director of Meadow Lea Foods. Mr. Gordon commenced his career with the Unilever Group in 1983, and held senior management positions in a variety of functions in a number of Unilever businesses across the United Kingdom and mainland Europe.

Ron Vela Managing Director, Goodman Fielder New Zealand Limited

Mr. Vela was appointed Managing Director of Goodman Fielder New Zealand Limited in March 2001. Mr. Vela has held five senior executive roles over the last 16 years with Goodman Fielder, including Managing Director of Bluebird Foods Limited and General Manager of Corporate NZ. Prior to joining Goodman Fielder, Mr. Vela was Finance Director of the Vela group of companies, which included Vela Fishing Limited and Vela Thoroughbreds.

CAPITAL NOTES
Investment St.
(Cont)


Pro Forma Financial Information

INTRODUCTION

This section contains the following unaudited pro forma consolidated financial information ("Pro Forma Financial Information"):

- an unaudited pro forma consolidated statement of financial performance of the Group for the 12 months ended 31 December 2002 (the "*Pro Forma Statement of Financial Performance*");
- an unaudited pro forma consolidated EBITDA table for the Group for the 12 months ended 31 December 2002 (the "Pro Forma EBITDA Table");
- *an unaudited pro forma consolidated statement of financial position of the Group as at 31 December 2002* (the "Pro Forma Statement of Financial Position"); and
- an unaudited pro forma consolidated capitalisation table for the Group as at 31 December 2002 (the "Pro Forma Capitalisation Table").



Investors should be aware that the Pro Forma Financial Information has been prepared for the consolidated Group comprising Burns Philp and all of its Subsidiaries (including Goodman Fielder). Not all of the Subsidiaries of Burns Philp will act as guarantors of the obligations of Goodman Finance in respect of the Capital Notes. A description of the Guarantors of the Capital Notes is set out in the section of this Investment Statement entitled "Summary of Guarantees" on pages 74 and 75.

PURPOSE OF PRESENTING THE PRO FORMA FINANCIAL INFORMATION

The Pro Forma Financial Information has been prepared in order to provide investors with a view of the Group following the acquisition of Goodman Fielder. Pro forma financial information is presented to provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.

The Pro Forma Financial Information illustrates the estimated pro forma impact on the consolidated statement of financial position and the consolidated statement of financial performance of Burns Philp of its acquisition of Goodman Fielder and other specific transactions, as if that acquisition and those other transactions had occurred as at 31 December 2002 (in the case of each statement of financial position item) and as at the beginning of the 12 months ended 31 December 2002 (in the case of each statement of financial performance item).

The Pro Forma Financial Information is only indicative and it does not purport to represent what the Group's financial position and results of operations actually would have been had those transactions been consummated on the dates indicated. Actual adjustments could differ materially from the Group's estimates. The Pro Forma Financial Information does not purport to forecast or project the Group's financial position as of any future date or the Group's result of operations for any future period.

The Pro Forma Financial Information is presented solely for the purposes of the Offer. The information is in accordance with the conditions to the Securities Act (Goodman Finance Limited) Exemption Notice 2003. Further details of this exemption notice are set out in the section of this Investment Statement entitled "Details of Exemptions, Ruling and Waivers" on page 76.

GENERAL BASIS OF PREPARATION

The Pro Forma Financial Information has been derived from:

- the respective audited consolidated financial statements of Burns Philp and Goodman Fielder for the 12 months ended 30 June 2002; and
- the respective unaudited consolidated financial statements of Burns Philp and Goodman Fielder for the six months ended 31 December 2002 and the six months ended 31 December 2001;

adjusted to reflect the following transactions:

- the acquisition by Burns Philp of all the ordinary shares in Goodman Fielder, and the indebtedness incurred, or expected to be incurred, to finance the acquisition and the repayment of certain Burns Philp and Goodman Fielder indebtedness existing prior to the acquisition;
- the acquisition by Burns Philp of Kraft Foods International, Inc.'s Fleischmann's yeast and bakery ingredients business in South America;
- the sale by Burns Philp of its vinegar business;
- the sale by Burns Philp of its terminals businesses in Australia and New Zealand;
- the sale by Goodman Fielder of its milling business; and
- the sale by Goodman Fielder of its ingredients businesses.

The Pro Forma Financial Information has not been audited.

The Pro Forma Financial Information should be read in conjunction with the statement of accounting policies of Burns Philp and Goodman Fielder as detailed in their respective 30 June 2002 annual financial statements. The pro forma financial adjustments have been made using the accounting policies used by Burns Philp in its audited consolidated financial statements for the financial year ended 30 June 2002.

The principal assumptions on which the Pro Forma Financial Information is based and a more detailed description of the basis of preparation of the Pro Forma Financial Information are set out below under the heading "Detailed Basis of Preparation and Principal Assumptions".

PRESENTATION OF PRO FORMA FINANCIAL INFORMATION

The Pro Forma Financial Information on pages 35 to 38 (apart from the Pro Forma Capitalisation Table) contains four columns which cover:

- the pro forma position of Burns Philp and its Subsidiaries (excluding Goodman Fielder) adjusted for the sales of Burns Philp's vinegar and terminals businesses, the acquisition of the Fleischmann's South American yeast and bakery ingredients business and the purchase of approximately 176 million Goodman Fielder shares representing 14.9% of the Goodman Fielder shares then on issue (the "Burns Philp Pro Forma" column);
- the pro forma position of Goodman Fielder and its Subsidiaries adjusted for the sales of Goodman Fielder's milling and ingredients businesses (the "Goodman Fielder Pro Forma" column);
- the adjustments arising from the acquisition by Burns Philp of the remaining Goodman Fielder shares and the financing arrangements entered into, or to be entered into, in connection with the acquisition of those shares (the "Goodman Fielder Acquisition Adjustments" column); and
- a consolidation of the pro forma positions of Burns Philp and Goodman Fielder and the Goodman Fielder acquisition adjustments (the "Pro Forma Consolidated" column).

The Pro Forma Capitalisation Table shows pro forma consolidated capitalisation information.

Pro Forma Statement of Financial Performance for the 12 months ended 31 December 2002	Burns Philp Pro Forma	Goodman Fielder Pro Forma	Goodman Fielder Acquisition Adjustments	Pro Forma Consolidated
	(A$ millions)			
Revenues	1,339.5	2,478.8	-	3,818.3
Expenses	(1,155.6)	(2,293.6)	(45.8)	(3,495.0)
Share of net profit / (loss) of associates accounted for using the equity method	9.5	(4.1)	-	5.4
Net interest expense	(111.4)	(39.7)	(115.1)	(266.2)
Profit from ordinary activities before related income tax benefit / (expense)	82.0	141.4	(160.9)	62.5
Income tax (expense) / benefit before individually significant tax item	(15.5)	(25.7)	30.8	(10.4)
Individually significant income tax item	43.3	-	-	43.3
Profit from ordinary activities after related income tax benefit / (expense)	109.8	115.7	(130.1)	95.4
Net profit attributable to outside equity interests	(3.8)	(0.2)	-	(4.0)
Net profit attributable to members	**106.0**	**115.5**	**(130.1)**	**91.4**

Pro Forma EBITDA Table for the 12 months ended 31 December 2002	Burns Philp Pro Forma	Goodman Fielder Pro Forma	Goodman Fielder Acquisition Adjustments	Pro Forma Consolidated
	(A$ millions)			
Net profit after tax attributable to members	106.0	115.5	(130.1)	91.4
Addback / (deduct)				
Net profit attributable to outside equity interests	3.8	0.2	-	4.0
Income tax (expense) / benefit	(27.8)	25.7	(30.8)	(32.9)
Net interest expense	111.4	39.7	115.1	266.2
EBIT	193.4	181.1	(45.8)	328.7
Addback / (deduct)				
Depreciation	45.6	66.0	-	111.6
Amortisation of prepaid slotting allowances	35.7	-	-	35.7
Amortisation of intangibles	19.2	28.4	60.2	107.8
Individually significant items, not including tax item	32.9	27.0	(14.4)	45.5
EBITDA	**326.8**	**302.5**	-	**629.3**

For the purposes of the table above, EBITDA means net profit before related income tax, net interest expense, depreciation and amortisation, outside equity interests and individually significant items.

As at the date of this Investment Statement, the Group has realised cost savings of A$25 million on an annualised basis. This amount has been calculated by annualising the reductions the Group has already achieved in payroll, taxes, workers' compensation contributions and related employer costs. These cost savings are the result of the Group's initial review of Goodman Fielder's structure and operations. This review is ongoing.

Pro Forma Statement of Financial Position as at 31 December 2002	Burns Philp Pro Forma	Goodman Fielder Pro Forma	Goodman Fielder Acquisition Adjustments	Pro Forma Consolidated
	(A$ millions)			
Current assets				
Cash	515.1	341.3	(689.4)	167.0
Receivables	180.0	270.4	-	450.4
Inventories	117.1	237.1	-	354.2
Other assets	20.2	33.6	-	53.8
Total current assets	832.4	882.4	(689.4)	1,025.4
Non-current assets				
Receivables	1.6	11.7	-	13.3
Investments accounted for using the equity method	59.1	4.4	-	63.5
Other financial assets - Goodman Fielder	325.6	-	(325.6)	-
Other financial assets - Other	6.7	2.4	-	9.1
Property, plant and equipment	524.0	721.7	-	1,245.7
Intangible assets	467.7	508.4	1,204.7	2,180.8
Deferred tax assets	68.4	101.7	10.6	180.7
Other assets	76.9	3.2	97.0	177.1
Ingredients assets	-	(118.6)	-	(118.6)
Total non-current assets	1,530.0	1,234.9	986.7	3,751.6
Total assets	**2,362.4**	**2,117.3**	**297.3**	**4,777.0**
Current liabilities				
Payables	204.8	343.7	45.0	593.5
Interest bearing liabilities	27.7	29.1	(46.8)	10.0
Current tax liabilities	14.7	18.3	-	33.0
Provisions	21.5	145.5	-	167.0
Other	-	5.6	-	5.6
Total current liabilities	268.7	542.2	(1.8)	809.1
Non-current liabilities				
Payables	4.6	-	-	4.6
Interest bearing liabilities	1,438.6	362.5	1,318.2	3,119.3
Deferred tax liabilities	17.1	70.7	-	87.8
Provisions	23.4	37.6	-	61.0
Other	-	4.6	-	4.6
Total non-current liabilities	1,483.7	475.4	1,318.2	3,277.3
Total liabilities	**1,752.4**	**1,017.6**	**1,316.4**	**4,086.4**
Net assets	**610.0**	**1,099.7**	**(1,019.1)**	**690.6**
Equity				
Contributed equity	918.4	1,000.4	(930.4)	988.4
Reserves	(165.9)	(24.8)	24.8	(165.9)
Retained earnings	(162.7)	113.5	(113.5)	(162.7)
Equity attributable to parent entity	589.8	1,089.1	(1,019.1)	659.8
Outside equity interests	20.2	10.6	-	30.8
Total equity	**610.0**	**1,099.7**	**(1,019.1)**	**690.6**

Pro Forma Capitalisation Table as at 31 December 2002	Pro Forma Consolidated
	(A$ millions)
Cash	167.0
Short term debt of Burns Philp	10.0
Long term debt	
Term A loan facility	1,300.0
Term B loan facility	593.2
Other long term debt of Burns Philp	1.8
US$400.0m 9.75% senior subordinated notes	708.3
US$210.0m 10.75% senior subordinated notes	353.0
Capital Notes	163.0
Total long term debt	3,119.3
Total debt	3,129.3
Equity	
Contributed equity	
Ordinary shares	754.5
Converting preference shares	233.9
Total contributed equity	988.4
Reserves	(165.9)
(Accumulated losses)/retained earnings	(162.7)
Outside equity interest in controlled entities	30.8
Total equity	690.6
Total capitalisation	3,819.9

DETAILED BASIS OF PREPARATION AND PRINCIPAL ASSUMPTIONS

Set out below is a more detailed description of the basis of preparation and principal assumptions adopted in respect of the Pro Forma Financial Information. A separate description is provided for each column of the Pro Forma Financial Information set out above.

The Pro Forma Financial Information is presented in Australian dollars (rounded to the nearest one hundred thousand Australian dollars) and in accordance with Australian generally accepted accounting principles.

In preparing the Pro Forma Financial Information, foreign currency amounts have been translated to Australian dollars at exchange rates prevailing on 31 December 2002, namely A$1 equals US$0.5647 and NZ$1.0758.

Burns Philp Pro Forma Financial Information

The financial information in the column headed "Burns Philp Pro Forma" has been derived from the audited consolidated financial statements of Burns Philp for the 12 months ended 30 June 2002 and the unaudited consolidated financial statements of Burns Philp for the six months ended 31 December 2002 and the six months ended 31 December 2001, adjusted for the transactions described below. The adjustments have been made as if those transactions had occurred on 1 January 2002 in the case of the information in the Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table and on 31 December 2002 in the case of the information in the Pro Forma Statement of Financial Position and the Pro Forma Capitalisation Table.

Sale of Burns Philp's vinegar business: On 9 October 2002, Burns Philp completed the sale of its vinegar business for A$80.6 million. The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table reflect the elimination of the operating profit associated with this business during the 12 months ended 31 December 2002 and the elimination of the gain on sale of the business of A$11.1 million.

Sale of Burns Philp's terminals businesses: On 18 September 2002, Burns Philp completed the sale of its terminals businesses for A$86.4 million. The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table reflect the elimination of the operating profit associated with these businesses during the 12 months ended 31 December 2002 and the elimination of the aggregate gain on sale of these businesses of A$40.7 million.

US$400 Million 9.75% senior subordinated notes issue: On 21 June 2002, a wholly-owned subsidiary of Burns Philp issued US$400 million 9.75% senior subordinated notes due 2012, raising net proceeds of approximately A$697.5 million.

Acquisition by Burns Philp of the Fleischmann's yeast and industrial bakery ingredients business in South America: On 31 October 2002 Burns Philp completed the acquisition of the Fleischmann's yeast and industrial bakery ingredients business in South America for a purchase price of approximately A$197.9 million. The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table include the annualised pro forma result from this business as if it had been acquired on 1 January 2002. The annualised result is based on normalised EBITDA of approximately A$28.0 million and net profit of approximately A$13.0 million (after deducting approximately A$10.0 million for depreciation and amortisation, approximately A$2.0 million for interest expense and approximately A$3.0 million for income tax expense), which the Group estimates this business will generate after completion of a series of profit enhancement initiatives that are expected to be finalised by 31 December 2003.

The following is relevant in understanding the basis of preparation for these estimates. The acquired Fleischmann's business was operated within various divisions of Kraft Foods International Inc., for which separate historical financial statements were not prepared. Therefore, the Group derived the estimated EBITDA and net profit referred to above using the unaudited financial information provided to it in connection with its acquisition and knowledge of the business and its markets, and the profit enhancement initiatives it expects to achieve. However, this pro forma financial information is based on estimates and assumptions, including assumptions as to exchange rates, market share and price levels that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and beyond the Group's control. While the Group has undertaken a number of efforts to verify the accuracy of this information, it cannot provide any assurance that in the continued operation of the business it will not discover that the information provided was unreliable.

Goodman Fielder Pro Forma Financial Information

The financial information in the column headed "Goodman Fielder Pro Forma" has been derived from the audited consolidated financial statements of Goodman Fielder for the 12 months ended 30 June 2002 and the unaudited consolidated financial statements of Goodman Fielder for the six months ended 31 December 2002 and the six months ended 31 December 2001, adjusted for the transactions described below as if those transactions had occurred on 1 January 2002 in the case of the Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table and on 31 December 2002 in the case of the information in the Pro Forma Statement of Financial Position and the Pro Forma Capitalisation Table.

Sale of Goodman Fielder's milling business: On 4 October 2002 Goodman Fielder completed the sale of its milling business for proceeds of A$195.3 million. The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table reflect the elimination of the operating profit associated with this business during the 12 months ended 31 December 2002 and the elimination of the gain on sale of the business of A$15.2 million.

Sale of Goodman Fielder's ingredients businesses: Goodman Fielder has sold its ingredients operations through the following transactions:

- on 8 March 2002, Goodman Fielder completed the sale of part of its Leiner Davis Gelatin business for proceeds of US$112.5 million; and
- on 4 April 2003, Goodman Fielder completed the sale of the rest of its Leiner Davis Gelatin business for proceeds of A$118.6 million.

The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table reflect the elimination of the operating profit associated with Goodman Fielder's ingredients operations for the 12 months ended 31 December 2002.

The sale proceeds received on 4 April 2003 for the rest of the Leiner Davis Gelatin business were US$67 million. This amount has been translated to A$118.6 million and has been recognised as cash. As the Goodman Fielder financial statements do not provide details of the specific assets and liabilities disposed of, non-current assets have been reduced by A$118.6 million.

The information that has been extracted from the published consolidated financial statements of Goodman Fielder has been calculated in accordance with the accounting policies adopted by Goodman Fielder. Based on its review of Goodman Fielder's financial statements, Burns Philp is not aware of any differences between Goodman Fielder's accounting polices and the accounting polices adopted by Burns Philp.

Goodman Fielder Acquisition Adjustments

As at 29 April 2003, Burns Philp held 96.03% of the ordinary shares in Goodman Fielder. Burns Philp is in the process of compulsorily acquiring the remaining Goodman Fielder ordinary shares. The Pro Forma Financial Information has been prepared as if Burns Philp had acquired all the ordinary shares in Goodman Fielder on 1 January 2002 in the case of the information in the Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table and on 31 December 2002 in the case of the information in the Pro Forma Statement of Financial Position and the Pro Forma Capitalisation Table.

The financial information in the column headed "Goodman Fielder Acquisition Adjustments" reflects the following adjustments to give effect to the acquisition of Goodman Fielder.

Intangible asset arising upon acquisition: The intangible asset arising on the acquisition of Goodman Fielder is A$1,204.7 million. This amount is comprised of:

Intangible asset arising upon acquisition	
	(A$ millions)
Acquisition of approximately 176 million Goodman Fielder ordinary shares at A$1.85 per share (acquired on 12 December 2002	325.6
Acquisition of 41 million Goodman Fielder ordinary shares at A$1.82 per share (acquired on 5 February 2003)	74.6
Acquisition of 978.6 million Goodman Fielder ordinary shares at A$1.635 per share (representing the remaining Goodman Fielder ordinary shares)	1,600.0
Transaction costs for Goodman Fielder acquisition	48.0
Dividends received by Burns Philp on Goodman Fielder ordinary shares acquired on 12 December 2002 and 5 February 2003	(51.0)
Net assets of Goodman Fielder as at 31 December 2002 (A$1,099.7 million), after adjustment for outside equity interests (A$10.6 million), net of the "make whole" premium on repayment of existing Goodman Fielder indebtedness (A$26.6 million), dividends paid by Goodman Fielder (A$279.4 million) and estimated proceeds of A$9.4 million from the exercise of Goodman Fielder options	(792.5)
Pro Forma Intangibles	**1,204.7**

The Group has assumed an amortisation period of 20 years, which yields an annual amortisation charge of A$60.2 million.

No acquisition accounting adjustments have been made to the Goodman Fielder financial information, as these impacts have not yet been determined. Any acquisition adjustments to reflect the fair value of assets acquired or to recognise additional liabilities would be likely to result in an adjustment to intangibles.

Issue of Capital Notes: Goodman Finance intends to raise up to A$163.0 million (NZ$175.0 million) (excluding over-subscriptions and before issue expenses) from the issue of the Capital Notes.

New Group senior debt facilities: Burns Philp has entered into two new senior debt facilities to partially fund the acquisition of Goodman Fielder. The Pro Forma Financial Information reflects new borrowings under these facilities of A$1,893.2 million (Term A Loan of A$1,300.0 million and Term B Loan of A$593.2 million).

US$210 million 10.75% senior subordinated note issue: On 20 February 2003 two wholly-owned subsidiaries of Burns Philp issued US$210 million 10.75% senior subordinated notes due 2011 raising proceeds of US$199.3 million after an original issue discount of US$10.7 million.

Exercise of Burns Philp options: On 12 December 2002, Burns Philp received approximately A$50.0 million from the exercise of options to purchase approximately 250 million ordinary shares in Burns Philp by entities associated with Graeme Hart. On 26 March 2003 Burns Philp received a further A$70.0 million from the exercise of options to purchase 350 million ordinary shares in Burns Philp by entities associated with Mr. Hart. The receipt by Burns Philp of the proceeds of the exercise of these options is reflected in the cash and contributed equity items in the Pro Forma Statement of Financial Position.

Repayment of Burns Philp's existing interest bearing liabilities: The Pro Forma Financial Information reflects the repayment of long term interest bearing liabilities of A$728.5 million and short term interest bearing liabilities of A$17.7 million disclosed in Burns Philp's 31 December 2002 half-yearly financial report. The deferred borrowing costs in respect of this debt which were fully provided for in Burns Philp's unaudited consolidated financial statements for the six months ended 31 December 2002 have been reflected in the Pro Forma Financial Information as an adjustment to opening retained earnings rather than as a current period expense, on the basis that the related borrowings are to be treated as repaid on 1 January 2002.

Repayment of Goodman Fielder US$200 million guaranteed senior notes due 2011: On 1 April 2003, the Group repaid the US$200 million guaranteed senior notes due 2011 issued by a subsidiary of Goodman Fielder. The Pro Forma Financial Information reflects the payment of A$362.5 million in respect of these guaranteed senior notes. This amount includes payment of an early repayment "make whole" amount of A$37.2 million, net of the proceeds from the close-out of interest rate swaps and recognition of a deferred tax asset of A$10.6 million.

Repayment of Goodman Fielder current interest bearing liabilities: The Pro Forma Financial Information reflects the repayment of current interest bearing liabilities of A$29.1 million disclosed in the unaudited consolidated statement of financial position of Goodman Fielder as at 31 December 2002.

Estimated transaction costs and expenses: The transaction costs and expenses in relation to the acquisition of Goodman Fielder are estimated to be A$145 million. This amount is comprised of A$48.0 million of fees and expenses related to the acquisition of Goodman Fielder, A$9.3 million of fees and expenses related to the US$210 million 10.75% senior subordinated notes issue and A$87.7 million of fees and expenses related to other financing in connection with the acquisition of Goodman Fielder, including the costs of issuing the Capital Notes. Of the total estimated transaction costs, A$100.0 million was or will be payable upon completion of the acquisition of Goodman Fielder and A$45.0 million is due for payment within 12 months.

Cash: The net reduction in cash of A$689.4 million resulting from the adjustments referred to above is detailed below:

Increase in cash from:	*(A$ millions)*
Additional borrowings	2,409.2
Proceeds from exercise of Burns Philp options	70.0
Proceeds from exercise of Goodman Fielder options	9.4
Decrease in cash from:	
Acquisition of 41 million Goodman Fielder ordinary shares ($1.82 per share)	(74.6)
Acquisition of 978.6 million Goodman Fielder ordinary shares ($1.635 per share)	(1,600.0)
Repayment of existing Burns Philp secured senior short term debt	(17.7)
Repayment of existing Burns Philp secured senior long term debt	(728.5)
Repayment of unsecured short term borrowings of Goodman Fielder	(29.1)
Repayment of unsecured long term borrowings of Goodman Fielder	(362.5)
Payment of "make whole" premium on Goodman Fielder borrowings (net of proceeds of close-out of interest rate swaps)	(37.2)
Payment of dividends (3.5 cents per share and 20 cents per share) by Goodman Fielder net of the dividends received by Burns Philp on approximately 217 million Goodman Fielder shares	(228.4)
Payment of estimated transaction costs	(100.0)
Net decrease in cash	689.4

Answers to Important Questions

WHAT SORT OF INVESTMENT IS THIS?

Goodman Finance is offering for subscription Capital Notes with an aggregate principal amount of $175 million. Goodman Finance reserves the right to accept over-subscriptions in respect of Capital Notes with an aggregate principal amount of up to a further $75 million.

The securities offered are unsecured, subordinated, fixed interest debt obligations of Goodman Finance.

The Capital Notes will be constituted by, and issued under, the Trust Deed. The Capital Notes have the benefit of, and are subject to, the provisions of the Trust Deed and the Conditions. For a more detailed description of the terms of the Trust Deed and the Conditions see the sections of this Investment Statement entitled "Summary of Trust Deed" and "Conditions of Capital Notes" on pages 68 and 60, respectively.

The obligations of Goodman Finance under the Capital Notes are guaranteed on an unsecured and subordinated basis by the Guarantors under the Guarantees. Further information regarding the Guarantees and the Guarantors is set out in the section of this Investment Statement entitled "Summary of Guarantees" on page 74.

The rights of Noteholders in the event of the liquidation of Goodman Finance or in any bankruptcy, reorganisation, insolvency, receivership or similar proceedings for the benefit of creditors, will be subordinated in right of payment to the claims of all other creditors of Goodman Finance, other than creditors who have agreed to rank subordinate to, or equal with, the obligations of Goodman Finance under the Capital Notes.

The Capital Notes are not Burns Philp Shares. The Capital Notes do not benefit from any capital growth in the Burns Philp Shares. Noteholders will not participate in any dividend or other distribution made in respect of Burns Philp Shares or have any voting rights (other than the right to attend and vote at meetings of Noteholders).

Tranches of Capital Notes

The Capital Notes will be issued in two Tranches:

- Five Year Capital Notes, which have an initial Election Date of 15 December 2008; and
- Eight Year Capital Notes, which have an initial Election Date of 15 November 2011.

Investors will be able to nominate whether they wish to subscribe for Five Year Capital Notes, Eight Year Capital Notes or a combination of each Tranche of Capital Notes at the time of application.

Interest

Interest on the Capital Notes will be calculated and will accrue daily from the date of allotment to the relevant initial Election Date on a 365-day year basis, but with the period between Interest Dates (other than the period between allotment and the first Interest Date) deemed to be exactly one quarter of a year.

Interest will be payable quarterly in arrears on the Interest Dates (15 March, 15 June, 15 September and 15 December of each year in respect of the Five Year Capital Notes, and 15 February, 15 May, 15 August and 15 November of each year in respect of the Eight Year Capital Notes). The first payment of interest is due on 15 December 2003 in respect of the Five Year Capital Notes, and on 15 November 2003 in respect of the Eight Year Capital Notes. The first payment of interest will be made to the initial subscriber for the relevant Capital Note even where that subscriber has subsequently disposed of his or her Capital Note. A final payment of interest will be made on redemption or purchase of the Capital Notes (where applicable).

Interest will not be paid (but will continue to accrue) if Goodman Finance exercises its right to, or is obliged to, suspend (in whole or in part) the payment of interest at any time. Non-payment of interest does not give rise to a right to accelerate repayment of the Capital Notes. A description of the circumstances in which payment of interest may be suspended is set out in the section of this Investment Statement entitled "Conditions of Capital Notes" on page 61.

Election process

Prior to the initial Election Date for a Tranche, Goodman Finance will send a written notice to each Noteholder in relation to the relevant Tranche, specifying:

- the proportion (if any) of the outstanding Capital Notes of that Tranche to be compulsorily redeemed by Goodman Finance or purchased by Goodman Finance (or Burns Philp or a Subsidiary of Burns Philp) on the Election Date; and
- if applicable, the new Interest Rate (if any) to apply to any Capital Notes to be rolled over on the Election Date and any other variations of the terms and conditions of the Capital Notes which will apply from that Election Date until the next Election Date. There is no requirement that the new terms and conditions contain any provision enabling Goodman Finance to arrange for the Capital Notes to be redeemed by the issue of Burns Philp Shares or shares in any other company.

Noteholders must return this notice to Goodman Finance no later than 20 Business Days after the Election Record Date specifying in relation to that portion of their Capital Notes which are not to be redeemed or purchased:

- the Capital Notes in respect of which the Noteholder accepts the new terms and conditions; and
- the Capital Notes in respect of which the Noteholder does not accept the new terms and conditions and which the Noteholder wishes to have redeemed or purchased.

Despite a Noteholder's election, no later than 10 Business Days before the Election Date, Goodman Finance may (at its discretion) elect that either:

- it redeems or that it, Burns Philp or a Subsidiary of Burns Philp, purchases for cash some or all of the Capital Notes held by the Noteholder; or
- it arranges for some or all of the Capital Notes held by the Noteholder to be redeemed by the issue of Burns Philp Shares.

If Goodman Finance elects to exercise these rights in respect of a portion of Capital Notes in a particular Tranche, it must do so in the manner described in Condition 4.3 on pages 63 and 64. Noteholders who have their Capital Notes redeemed for cash or purchased will receive payment of the principal amount, together with any accrued and unpaid interest, in relation to those Capital Notes.

Investors should be aware that if they fail to make an election in a timely manner or if the election is made but it does not indicate what election the Noteholder has made, or if implementation would leave the Noteholder with Capital Notes in the relevant Tranche with a principal amount of less than $5,000, then the Noteholder will be deemed to have accepted the new terms and conditions offered by Goodman Finance in respect of all Capital Notes held by him or her (or, where no election is made in relation to a portion of his or her Capital Notes, in respect of those Capital Notes). This deemed acceptance is described more fully in Condition 4.2 on pages 62 and 63.

Burns Philp Shares

This Investment Statement also provides information regarding the Burns Philp Shares that Burns Philp will issue if the Capital Notes are redeemed by the issue of Burns Philp Shares. The Burns Philp Shares are equity securities in Burns Philp and will rank equally in all respects with all other fully paid ordinary shares in Burns Philp on issue at the time of the redemption of the Capital Notes by the issue of Burns Philp Shares, except that those Burns Philp Shares will not carry any rights to participate in any dividend or other distribution declared, paid or made on Burns Philp Shares by reference to a record date prior to the Election Date on which the relevant Capital Notes were redeemed by the issue of Burns Philp Shares. Further information on the rights of Burns Philp Shareholders is set out in the section of this Investment Statement entitled "Description of Burns Philp Shares" on page 59.

Formula to be applied if Capital Notes are redeemed by the issue of Burns Philp Shares

If the Capital Notes are to be redeemed by the issue of Burns Philp Shares, the number of Burns Philp Shares received by a Noteholder in relation to his or her Capital Notes will be determined in accordance with a formula based on the principal amount of, and accrued and unpaid interest on, those Capital Notes and the New Zealand Dollar Equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled).

The New Zealand Dollar Equivalent means at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.

WHO IS INVOLVED IN PROVIDING IT FOR ME?

Issuer

Goodman Finance Limited ("Goodman Finance") is the issuer of the Capital Notes. Goodman Finance can be contacted through the Registrar or by contacting Burns Philp at its registered office, which is located at Level 23, 56 Pitt Street, Sydney, NSW 2000, Australia.

Burns, Philp & Company Limited ("Burns Philp") will be the issuer of the Burns Philp Shares if any Capital Notes are redeemed by the issue of Burns Philp Shares. Burns Philp can be contacted through the Registrar or at Burns Philp's registered office, which is located at Level 23, 56 Pitt Street, Sydney, NSW 2000, Australia.

Promoters

Burns Philp and its directors are promoters of the Offer of the Capital Notes for the purposes of the Securities Act 1978 and the Securities Regulations 1983. Burns Philp and its directors can be contacted at the address referred to above. The name of each director of Burns Philp and the city and country in which the principal residence of each director of Burns Philp is situated are set out below:

Alan Gordon McGregor	Adelaide, South Australia, Australia
Graeme Richard Hart	Auckland, New Zealand
Thomas James Degnan	Mequon, Wisconsin, United States
Mark Douglas Irving Burrows	Sydney, New South Wales, Australia
Fred William Smith	Currumbin, Queensland, Australia

Burns Philp is a Guarantor of the Capital Notes. None of Burns Philp's directors guarantees the Capital Notes.

Trustee

The Trustee in respect of the Capital Notes is The New Zealand Guardian Trust Company Limited. The Trustee can be contacted at Level 7, Royal & SunAlliance Centre, 48 Shortland Street, Auckland. The Trustee does not guarantee the Capital Notes.

Business activities

Goodman Finance was incorporated on 9 December 2002. Since its incorporation, the principal business activities of Goodman Finance have been to enter into the Trust Deed in respect of the Capital Notes and the Underwriting Agreement in respect of the Offer, to act as a guarantor of the obligations of the borrowers under the Senior Debt Agreements and to provide security for its obligations in relation to the secured Senior Debt Agreements.

Goodman Finance is the only member of the "Borrowing Group" for the purposes of the Securities Regulations 1983. Information in respect of the business activities of Burns Philp and its Subsidiaries (including Goodman Fielder) is set out on pages 16 to 29.

Investors should bear in mind that, for the purposes of the Securities Regulations 1983, Goodman Finance, as the issuer of the Capital Notes, and the Guarantors (in accordance with the terms of the Guarantees) are the sole obligors of the Capital Notes.

Substantial security holders of Goodman Finance

Goodman Finance is a wholly-owned subsidiary of Burns Philp.

The only substantial security holder (as defined in the Securities Markets Act 1988) of Goodman Finance that has been disclosed to Goodman Finance as at the date of this Investment Statement is Burns Philp, which is the parent company of Goodman Finance.

Burns Philp holds shares in the capital of Goodman Finance (being all of the shares issued by Goodman Finance as at the date of this Investment Statement). Burns Philp acquired those shares for $100 on incorporation of Goodman Finance.

HOW MUCH DO I PAY?

Issue price

The issue price of each Capital Note offered under this Investment Statement is $1.00, being the principal amount of a Capital Note. The aggregate principal amount of the Capital Notes for which an application is made must be paid in full by applicants on application.

Applications to subscribe for Five Year Capital Notes and Eight Year Capital Notes must be for a minimum principal amount of $5,000 each and thereafter in multiples of $1,000 in relation to each Tranche of Capital Notes applied for by an investor. Consequently, if applicants wish to apply for both Five Year Capital Notes and Eight Year Capital Notes, they must apply for at least $5,000 of Five Year Capital Notes and $5,000 of Eight Year Capital Notes and multiples of $1,000 for any Tranche thereafter.

Applications must be made on the Application Form contained at the back of this Investment Statement and must be lodged with the Registrar at Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92-119, Auckland before 5.00pm on the Closing Date. Alternatively, applications may be lodged with any NZSE firm, the Lead Manager and Organising Broker or the Co-Lead Manager in time to enable such applications to be forwarded to the Registrar before 5.00pm on the Closing Date. Any applications received by the Registrar after 5.00pm on the Closing Date will not be accepted.

Cheques must be drawn on a registered New Zealand bank. Cheques should be made payable to "Goodman Finance Capital Notes Offer", crossed "Not Transferable" and must not be post-dated.

If there is a public pool available for investors, Capital Notes will be allotted on the basis of the date on which applications are received (i.e., on a "first come, first served" basis, but may be subject to scaling). However, investors should be aware that it is possible that there will be no public pool and all Capital Notes could be reserved for subscription by clients of NZSE firms and invited financial institutions. The aggregate number of Capital Notes so reserved will be determined by the Lead Manager and notified to investors by way of general announcement to the NZSE on or before the Closing Date.

Further information on how to apply for Capital Notes is set out in the section of this Investment Statement entitled "Application Instructions" on page 79.

Formula to be applied if Capital Notes are redeemed by the issue of Burns Philp Shares

No later than 10 Business Days before the Election Date for a Tranche of Capital Notes, Goodman Finance (at its discretion) may elect to redeem some or all of the Capital Notes in the relevant Tranche by the issue of Burns Philp Shares by Burns Philp, irrespective of any election made by a Noteholder to either accept new terms and conditions for his or her Capital Notes or to request redemption or purchase for cash of some or all of those Capital Notes.

The Burns Philp Shares to be issued on redemption of those Capital Notes will be issued in accordance with a formula based on the principal amount of, and accrued and unpaid interest on, those Capital Notes and the New Zealand Dollar Equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled). The New Zealand Dollar Equivalent means at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.

WHAT ARE THE CHARGES?

No charges payable by investors

Investors are not required to pay any charges to Goodman Finance, the Promoters, the Trustee, the Registrar or any other person in relation to the Offer, other than the payment to Goodman Finance of the aggregate principal amount of the Capital Notes allotted to them.

Expenses and brokerage

Fees and expenses will be payable to the Trustee and the Registrar in relation to the Capital Notes. These fees and expenses and all the expenses of the Offer, are to be paid by Goodman Finance.

The expenses in respect of the Offer, including underwriting fees, brokerage, issue management fees, legal and accounting fees, printing, advertising, distribution and other costs, are estimated to be approximately $10.0 million, based on the maximum Offer amount of $175 million (excluding over-subscriptions, if any).

No brokerage is payable by any subscriber for Capital Notes under the Offer. Brokerage is payable by Goodman Finance to the Lead Manager at a rate of:

- 1.5% of the aggregate principal amount of Five Year Capital Notes allotted; and
- 2.0% of the aggregate principal amount of Eight Year Capital Notes allotted.

The Lead Manager will pay from this amount brokerage to NZSE firms in respect of Capital Notes issued by Goodman Finance under valid applications bearing the stamp of that firm. The Lead Manager will also pay additional brokerage of 0.5% of the aggregate principal amount of Capital Notes allotted pursuant to firm allocations.

Holders of Capital Notes or Burns Philp Shares may be required to pay brokerage if they sell their Capital Notes or Burns Philp Shares.

WHAT RETURNS WILL I GET?

The information set out in this part should be read in conjunction with the information set out in the part of this section of this Investment Statement entitled "What are my Risks?" on pages 51 to 55.

Key factors determining returns

The key factors that will determine the returns to Noteholders are:

- the fixed Interest Rate attaching to the Capital Notes;
- the performance by Goodman Finance of its rights and obligations as the issuer of the Capital Notes (including any exercise by Goodman Finance of the call option described on page 47 or the payment of interest on the Interest Dates);
- each Guarantor's performance of its obligations as a guarantor of the obligations of Goodman Finance as the issuer of the Capital Notes;
- the new terms and conditions relating to the Capital Notes (for example, as to Interest Rate, Interest Dates and financial covenants) offered by Goodman Finance prior to each Election Date, the election made by Noteholders prior to such Election Date and whether Goodman Finance elects to redeem or purchase any or all of the Capital Notes of the relevant Tranche on any Election Date;
- if the Capital Notes are redeemed by the issue of Burns Philp Shares, the payment of any dividends on Burns Philp Shares and the subsequent performance of the market price of Burns Philp Shares; and
- the individual circumstances for tax purposes of each Noteholder or Burns Philp Shareholder.

Goodman Finance has covenanted to pay interest on the Capital Notes, and in certain circumstances set out in the Conditions, redeem the Capital Notes, in accordance with the terms of the Trust Deed. Burns Philp has covenanted to issue Burns Philp Shares in redemption of the Capital Notes in accordance with the terms of the Trust Deed. These obligations are unsecured and subordinated in accordance with the terms of the Trust Deed. As discussed on page 46, Goodman Finance may, in certain circumstances, suspend payment of interest on the Capital Notes (and, in certain circumstances, is obliged to suspend the payment of principal and interest). Suspension of principal and interest does not constitute a default under the Trust Deed or give rise to any right to claim under the Trust Deed or any of the Guarantees.

Each of the Guarantors has guaranteed on an unsecured and subordinated basis the payment obligations of Goodman Finance under the Trust Deed in accordance with the provisions of the Guarantees, which contain similar provisions relating to suspension of payments. No other person promises the return of capital or the amount of any returns in relation to the Offer or the Capital Notes. No person promises the return of capital or the amount of any returns in relation to any Burns Philp Shares issued in redemption of the Capital Notes.

The primary source of Goodman Finance's revenue will be interest income it will receive from another Group entity or entities, to whom it will lend the proceeds of the issue and which will use those proceeds to replace part of the finance raised by the Group to complete the acquisition of Goodman Fielder. The ability of those other Group entities to pay interest to Goodman Finance may be wholly or in part reliant on them receiving support and funding from other members of the Group. Consequently, if those Group entities or other members of the Group experience financial difficulties, this could have a material adverse effect on Goodman Finance's financial performance and the returns on the Capital Notes. Those factors could also have a material adverse effect on the returns on any Burns Philp Shares issued in redemption of the Capital Notes.

Returns on Capital Notes

Noteholders will be entitled to receive interest on the Capital Notes in the manner described below.

The Capital Notes may be redeemed by the issue of Burns Philp Shares in certain circumstances in accordance with the Conditions and the Trust Deed.

Goodman Finance is the party legally liable to pay interest and, subject to the Conditions, redeem the Capital Notes. Burns Philp is the party that will become legally liable to issue Burns Philp Shares if applicable upon a redemption of the Capital Notes. However, the *obligations of Goodman Finance in respect of the Capital Notes are* guaranteed by the Guarantors pursuant to the Guarantees.

Interest Rates

The Capital Notes will pay a fixed Interest Rate from their date of allotment until the initial Election Date of:

- 15 December 2008 in respect of the Five Year Capital Notes; and
- 15 November 2011 in respect of the Eight Year Capital Notes.

The Capital Notes will bear interest payable in arrears on a quarterly basis. Interest will be paid at the rates set out in the rate card that is current at the date on which Capital Notes are allotted to an investor by Goodman Finance. Goodman Finance may change the Interest Rate offered by it for a Tranche of Capital Notes at any time during the Offer period. If the Interest Rate of a Tranche is increased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the higher rate. If the Interest Rate of a Tranche is decreased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the rate applying at the date on which the Capital Notes were allotted.

Investors should be aware that the rate card (and the interest rates specified on the rate card) can change during the Offer period. The rate card will be replaced to reflect a change in either Interest Rate. Accordingly, at the time of application, investors should confirm that they hold the current rate card by contacting the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732) or their investment adviser.

If the Registrar receives an application for Capital Notes at an interest rate that is different from the interest rate offered by Goodman Finance at that time (the "Correct Rate"), and Goodman Finance wishes to accept the application in whole or in part, Goodman Finance will accept the application (in whole or in part) where the Correct Rate is higher than the rate in the Application Form. In this

situation, the Interest Rate for the Capital Notes allotted to that investor will be the Correct Rate.

Where the Correct Rate is lower than the interest rate in the Application Form (and Goodman Finance wishes to accept the application in whole or in part), the Registrar will notify the applicant of the Correct Rate and request a further application. If the Registrar receives a second Application Form containing the Correct Rate within 10 days after the date on which that form is requested, the second application will be processed and the Capital Notes will be issued on the basis outlined above provided the Offer remains open. The Registrar will return the applicant's cheque (received on the initial application) if the Registrar does not receive the second application form within that period.

Interest Dates

The initial interest payment will be made on:

- 15 December 2003 in respect of the Five Year Capital Notes; and
- 15 November 2003 in respect of the Eight Year Capital Notes.

In each case, the initial interest payment will be made to the original subscriber for the Capital Notes (irrespective of any transfer of the Capital Notes prior to the relevant initial Interest Date).

Subsequent interest payments will be made quarterly in arrears until the initial Election Date. Payments will be made on 15 March, 15 June, 15 September and 15 December in each year in relation to the Five Year Capital Notes, and on 15 February, 15 May, 15 August and 15 November in each year in relation to the Eight Year Capital Notes. Subsequent interest payments will be paid to persons who are registered as Noteholders on the record date for each interest payment (refer to Condition 3.3 in the section entitled "Conditions of Capital Notes" on page 62).

Suspension of interest

Goodman Finance may (without prior notice to Noteholders) at any time on or prior to an Interest Date suspend all or part of any payment of interest if the Board of Goodman Finance believes on reasonable grounds that:

- Goodman Finance, Burns Philp, either High Yield Note Issuer or any Guarantor has breached, or making the payment would, or would be likely to, result in Goodman Finance, Burns Philp, either High Yield Note Issuer or any Guarantor breaching, the solvency test set out in section 4 of the Companies Act or any analogous provision in any other jurisdiction; or
- Goodman Finance, Burns Philp, either High Yield Note Issuer or any Guarantor has breached, or the payment would, or would be likely to, result in Goodman Finance, Burns Philp, either High Yield Note Issuer or any Guarantor breaching any covenant, warranty or undertaking it has given to a Senior Creditor; or
- Goodman Finance has breached, or the payment would, or would be likely to, result in Goodman Finance breaching any other legal obligation.

Goodman Finance may elect to exercise these rights and suspend the payment of interest in relation to either or both Tranches of Capital Notes. Any election as to which Tranche the suspension will apply to may be made by Goodman Finance in its absolute discretion.

In addition to this option for Goodman Finance to suspend the payment of interest, Goodman Finance is obliged under the Trust Deed to suspend payment on the Capital Notes if:

- an Insolvency Event occurs in relation to any Group Member, or the payment would result in an Insolvency Event occurring in relation to any Group Member; or
- an event of default (however described), or an event which, with the passage of time, or the giving of notice or both would become an event of default, has occurred under an agreement governing the terms of any indebtedness of a Group Member to a Senior Creditor (or would occur as a result of making the relevant payment).

Further, Goodman Finance has covenanted in the Trust Deed not to make any other payment whatsoever under the Trust Deed if the circumstances described in either of the two paragraphs above subsist. The Guarantees contain similar provisions restricting payment in such circumstances.

Investors should note that the term "Insolvency Event" is broadly defined in the Trust Deed to include actual insolvency and a number of analogous or related events which typically indicate that an entity is, or is about to become, insolvent. The definition of "Insolvency Event" is set out in the "Glossary" section of the Prospectus.

Non-payment of principal and interest does not give rise to a right to accelerate repayment of the Capital Notes or to claim under the Guarantees.

If the payment of interest is suspended, in whole or in part, interest will continue to accrue daily on the Capital Notes (including the unpaid interest) at the Interest Rate and it will compound and fall due for payment on the following Interest Date.

Burns Philp has covenanted in the Trust Deed not to pay any dividend on, or make any other distribution in respect of, its shares (or take certain other actions) if any interest payable on the Capital Notes was not paid on the due date and for so long as the interest remains unpaid.

Election process

Prior to the initial Election Date for a Tranche, Goodman Finance will send a written notice to each Noteholder in relation to the relevant Tranche, specifying:

- the proportion (if any) of the outstanding Capital Notes of that Tranche to be compulsorily redeemed by Goodman Finance or purchased by Goodman Finance (or Burns Philp or a Subsidiary of Burns Philp) on the Election Date; and
- if applicable, the new Interest Rate (if any) to apply to any Capital Notes to be rolled over on the Election Date and any other variations of the terms and conditions of the Capital Notes which will apply from that Election Date until the next Election Date. There is no requirement that the new terms and conditions contain any provision enabling Goodman Finance to arrange for the Capital Notes to be redeemed by the issue of Burns Philp Shares or shares in any other company.

Noteholders must return this notice to Goodman Finance no later than 20 Business Days after the Election Record Date specifying in relation to that portion of their Capital Notes which are not to be redeemed or purchased:

- the Capital Notes in respect of which the Noteholder accepts the new terms and conditions; and
- the Capital Notes in respect of which the Noteholder does not accept the new terms and conditions and which the Noteholder wishes to have redeemed or purchased.

Despite a Noteholder's election, no later than 10 Business Days before the Election Date, Goodman Finance may (at its discretion) elect that either:

- it redeems or that it, Burns Philp or a Subsidiary of Burns Philp, purchases for cash some or all of the Capital Notes held by the Noteholder; or
- it arranges for some or all of the Capital Notes held by the Noteholder to be redeemed by the issue of Burns Philp Shares.

If Goodman Finance elects to exercise these rights in respect of a portion of Capital Notes in a particular Tranche, it must do so in the manner described in Condition 4.3 on pages 63 and 64. Noteholders who have their Capital Notes redeemed for cash or purchased will receive payment of the principal amount, together with any accrued and unpaid interest, in relation to those Capital Notes.

The roll-over, redemption (whether by way of payment of cash or issue of Burns Philp Shares) or purchase of Capital Notes under this election process will be effected on the relevant Election Date.

The only right of the Trustee or a Noteholder to require redemption of Capital Notes prior to an Election Date is where a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies.

Call option by Goodman Finance

Goodman Finance may at any time after 5 May 2004 upon giving Noteholders 45 days' written notice, redeem for cash all or any portion of the Capital Notes. If Goodman Finance elects to redeem any portion of the Capital Notes, such redemption must be made on a pro rata basis across all Noteholders and in relation to both Tranches. Further information on this right to redeem (including the price which will be paid on redemption) is set out in the section of this Investment Statement entitled "Conditions of Capital Notes" on page 60.

Goodman Finance may exercise the call option by paying the amounts described in Condition 4.10 in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 65 and 66. Investors should be aware that the amount payable by Goodman Finance may be more or less than the market value of the Capital Notes at the time the Capital Notes are redeemed following exercise of the call option.

If a pro rata redemption would result in a Noteholder holding less than a Minimum Holding in relation to a particular Tranche, then Goodman Finance will redeem for cash all Capital Notes of the relevant Tranche held by that Noteholder. In addition, if the pro rata redemption would result in a Noteholder holding Capital Notes of a Tranche in an aggregate principal amount other than $5,000 and integral multiples of $1,000 thereafter, Goodman Finance will "round down" the relevant holding to an aggregate principal amount equal to the nearest of $5,000 and integral multiples of $1,000 thereafter, by redeeming for cash the relevant number of Capital Notes. In each case, such redemptions will be made at the same time and at the same price at which Goodman Finance exercises its rights under the call option referred to above.

Sale of Capital Notes

Noteholders are entitled to sell their Capital Notes at any time subject to the terms of the Trust Deed and applicable securities laws and regulations. For further information, see the part of this section of this Investment Statement entitled "How do I Cash in my Investment?" on pages 56 and 57.

Returns on Burns Philp Shares

Returns on Burns Philp Shares may be by way of capital appreciation (although the price of Burns Philp Shares may also fall) or distributions. Noteholders whose Capital Notes are redeemed by the issue of Burns Philp Shares on an Election Date will be entitled, subject to the Corporations Act and Burns Philp's constitution, to participate in all dividends paid, and other distributions made, by Burns Philp in respect of the Burns Philp Shares by reference to a record date after the relevant Election Date.

Burns Philp has covenanted in the Trust Deed not to pay any dividend on, or make any other distribution in respect of, its shares if the financial covenant described on pages 13 and 14 is not complied with or if any amount of principal or interest payable on the Capital Notes was not paid on the due date and for so long as the amount remains unpaid.

A number of the Senior Debt Agreements place restrictions on the payment of dividends by Burns Philp and Subsidiaries of Burns Philp. These restrictions are summarised below.

High Yield Notes

Each of the indentures pursuant to which the High Yield Notes were issued contain specific restrictions on certain payments by Burns Philp and its Subsidiaries, including payment of dividends by Burns Philp. In particular, Burns Philp covenants that it will not pay dividends if at the time of payment:

- a default has occurred and is continuing under the relevant indenture or would result from payment of the dividend;
- Burns Philp has no ability to incur any additional indebtedness because of the operation of certain covenants which restrict its ability to borrow if it does not satisfy certain ratios described in section 4.03(a) of each indenture (these covenants are described in the section of the Prospectus entitled "Provisions of Trust Deed and other restrictions on Borrowing Group"); or
- the aggregate amount of such dividends, and all other restricted payments since the issue date of the High Yield Notes, will exceed a threshold amount which is described in section 4.04 (a)(3) of each indenture.

Copies of each of the indentures pursuant to which the High Yield Notes were issued are available for inspection at the places set out under the heading "Places of inspection of documents" in the section of the Prospectus entitled "Statutory Information").

Notwithstanding these restrictions, Burns Philp is entitled to pay dividends in certain specified circumstances, including in respect of its converting preference shares, as set out in section 4.04(b)(1) – (12) of each of the indentures relating to the High Yield Notes (as noted above, copies of which are available for inspection at the places set

out under the heading "Places of inspection of documents" in the section of the Prospectus entitled "Statutory Information").

Other Senior Debt Agreements

The TLA Senior Funding Agreement, the Term B Facility and the Term B2 Facility (all as defined in the definition of Senior Debt Agreements in the "Glossary") each contain restrictions on the payment of dividends by Burns Philp and its Subsidiaries. In summary, dividend payments may only be made by Burns Philp under the TLA Senior Funding Agreement if:

- no event of default has occurred and is continuing under that agreement immediately prior to the dividend payment; and
- making the dividend payment will not result in an event of default occurring or continuing under that agreement; and
- there is no breach of certain of the financial ratios contained in that agreement; and
- one of the following conditions is satisfied:
  - the dividend is to be funded by free cash flows as permitted by that agreement; or
  - the dividend is in favour of Burns Philp or any wholly-owned subsidiary of Burns Philp (or in the case of a majority owned subsidiary, the dividend is made on a pro rata basis); or
  - the dividend is to be paid in connection with the liquidation, winding-up, merger, de-registration, dissolution or amalgamation of a subsidiary in the manner contemplated by that agreement; or
  - the dividend is to be paid with the consent of the lenders under that agreement; or
  - the dividend is to be paid by Burns Philp:
    - (i) on its ordinary shares and is for an aggregate amount of up to US$25 million (until the undrawn amounts under that agreement are reduced to zero); and
    - (ii) after 30 September 2003, on its ordinary shares and limited to certain specified percentages of the free cash flows for the Group; or
    - (iii) the dividend is to be paid by Burns Philp on convertible preference shares in Burns Philp.

The restrictions on the payment of dividends contained in the Term B Facility and the Term B2 Facility have largely the same effect as those contained in the TLA Senior Funding Agreement. In summary, dividends may only be made by Burns Philp under the Term B Facility and Term B2 Facility if:

- no event of default has occurred and is continuing under the relevant agreement immediately prior to the dividend payment; and
- making the dividend payment will not result in an event of default occurring or continuing under the relevant agreement; and
- there is no breach of any fixed charge cover ratio contained in each of the relevant agreements; and
- one of the following conditions is satisfied:
  - the dividend is in favour of Burns Philp or any wholly-owned subsidiary of Burns Philp (or in the case of a majority owned subsidiary, the dividend is made on a pro rata basis); or
  - the dividend is to be paid in connection with the liquidation, winding-up, merger, de-registration, dissolution or amalgamation of a subsidiary in the manner contemplated by the relevant agreement; or
  - the dividend is paid by Burns Philp on convertible preference shares in Burns Philp in an amount not to exceed A$19 million in any financial year; or
  - the dividends do not exceed US$25 million in aggregate over the life of these agreements.

The limit on dividend payments to an aggregate of US$25 million over the life of the Term B Facility and Term B2 Facility will not apply after 30 September 2003 provided certain cash flow and other financial covenants are satisfied.

As at the date of this Investment Statement, Burns Philp has on issue approximately 797 million converting preference shares. Holders of these converting preference shares are entitled to receive a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30. The converting preference shares rank as to payment of dividends and any other distribution in priority to Burns Philp Shares.

Dividends on Burns Philp Shares are declared at the discretion of the board of directors of Burns Philp. Since 1997, Burns Philp has focussed on strengthening the underlying financial condition of the Group and no dividends have been paid on the Burns Philp Shares during that period. The board of directors of Burns Philp will review its policy in relation to the payment of dividends on Burns Philp Shares from time to time based on the financial performance of the Group.

Notwithstanding the dividend policy above, the board of directors of Burns Philp has a discretion to change its intentions, to increase or reduce dividends, to authorise dividends at different rates in respect of different classes of Burns Philp shares, or to authorise no dividends at all on any or all classes of Burns Philp shares. The board's discretion is subject to the Corporations Act including the requirement that dividends may only be paid out of profits. It is also subject to Burns Philp's constitution, which provides that the board's discretion is subject to any special rights or restrictions attached to shares on issue.

There is no assurance that dividends will be paid on Burns Philp Shares. Whether, and to what extent, future dividends are paid, will depend on a number of factors, including the limitations described above and many of the factors set out below under the heading "What are my Risks?" and the taxation position of Burns Philp.

Taxation of returns

All references to taxation in this Investment Statement are of a general nature only, and are not (and should not be construed as) legal or tax advice to an investor. Investors should consult their own taxation or other financial advisers concerning the taxation implications, in their particular circumstances, of owning and/or disposing of Capital Notes, or the redemption of Capital Notes by the issue of Burns Philp Shares, or of owning and/or disposing of those Burns Philp Shares. The information set out below is based on applicable tax legislation current as at the date of this Investment Statement.

Under the terms of the Trust Deed, each Noteholder indemnifies Goodman Finance, Burns Philp and the Trustee for any payment of tax required to be made by law by Goodman Finance, Burns Philp or the Trustee, on behalf of the Noteholder in respect of their Capital Notes. The indemnity extends to the Noteholder's personal representatives or successors. Any such liability may be recovered from the Noteholder as a debt due to Goodman Finance, Burns Philp or the Trustee.

Withholding tax

Resident withholding tax will be deducted by Goodman Finance from interest paid to, or credited to, New Zealand resident Noteholders unless Goodman Finance is satisfied that it is not applicable.

Resident withholding tax of 19.5% will be deducted if the Noteholder (or where there is joint ownership of the Capital Notes, one of the joint holders) supplies their IRD number to the Registrar and the Noteholder is not a company. Where the Noteholder is a company and it provides its IRD number, Goodman Finance will deduct resident withholding tax at a rate of 33%. All Noteholders may elect for resident withholding tax to be deducted at a rate of 33% or 39%. Noteholders must supply their IRD number to the Registrar when making the election. Where the Noteholder's IRD number is not supplied to the Registrar, resident withholding tax will be deducted from all interest payments at a rate of 39%. Noteholders should supply their IRD numbers and any certificate of exemption as provided for in the Application Form.

Resident withholding tax will not be deducted by Goodman Finance where Noteholders provide a certificate of exemption to the Registrar or Goodman Finance is otherwise satisfied that a deduction on account of resident withholding tax is not required.

Non-resident withholding tax will be deducted by Goodman Finance from interest paid to or applied for the benefit of a Noteholder who is not a tax resident of New Zealand and who is not engaged in business in New Zealand through a fixed establishment in New Zealand. Non-resident withholding tax on interest is currently levied at a rate of 15%, reducing to 10% under certain double tax agreements with New Zealand.

Goodman Finance has obtained approved issuer status and has registered the Capital Notes as registered securities for the purposes of the approved issuer levy provisions in Part VIB of the Stamp and Cheque Duties Act 1971. Therefore, Goodman Finance may, upon request, agree to reduce non-resident withholding tax to zero per cent in consideration of reducing the interest paid to the investor by an amount equal to 2% of the interest. This reimburses the approved issuer levy paid by Goodman Finance to the Inland Revenue Department.

Goodman Finance will make all the deductions referred to above unless it is satisfied by the relevant Noteholder that such deductions are not required by law.

Accrual rules

Income derived from the Capital Notes may be subject to tax under the New Zealand accrual rules. The accrual rules apply to New Zealand residents and non-residents carrying on business in New Zealand through a fixed establishment.

For New Zealand tax purposes the Capital Notes comprise both debt and equity components, the debt component of which is subject to the accrual rules under the Income Tax Act 1994. For Noteholders (other than those who are taxed on a cash basis), the accrual rules require all income and expenditure from the Capital Notes to be accrued over their term and returned for tax purposes. Noteholders who are taxed on a cash basis are not required to accrue income and expenditure relating to the Capital Notes. Instead, they may account for any income, gain, expenditure or loss in respect of the Capital Notes in the income year such income, gain, expenditure or loss is realised. Whether or not a person is taxed on a cash basis will depend on, among other things, the value of all debt instruments which are held by that person.

Where the Capital Notes are redeemed (whether by the payment of cash or the issue of Burns Philp Shares), sold or transferred, a base price adjustment must be calculated. This calculation will include all the consideration received by the Noteholder less the consideration paid to acquire the Capital Notes and adjusted for amounts returned in prior income years. If the Capital Notes are redeemed by the issue of Burns Philp Shares, a portion of the gain will relate to the 5% discount on market price of the Burns Philp Shares. That portion of the gain may be solely attributable to the Burns Philp Shares and therefore not taxable. The amount calculated under the base price adjustment must be returned in the income year in which the disposal takes place.

Taxation of returns on Burns Philp Shares

If the Capital Notes are redeemed by the issue of Burns Philp Shares, a Noteholder may incur a liability for New Zealand income tax if the Noteholder subsequently sells the Burns Philp Shares. A Noteholder will be taxed on a subsequent sale if they are a share dealer, acquired the Burns Philp Shares for the purpose of resale, or otherwise held the Burns Philp Shares on revenue account.

There are also tax implications (including the deduction of resident or non-resident withholding tax) in relation to any dividends received on any Burns Philp Shares. For New Zealand tax purposes, any dividends received by New Zealand resident investors will be subject to New Zealand income tax. A credit may be allowed for any Australian withholding tax deducted from the dividend if the Burns Philp Shareholder is a natural person or trust. If the Burns Philp Shareholder is a New Zealand resident company, then foreign dividend withholding payments may be payable on receipt of the dividend.

Under current law, New Zealand resident Noteholders are unlikely to be subject to either the controlled foreign company or foreign investment fund regimes as a consequence of holding shares in Burns Philp.

Australian tax implications to Burns Philp Shareholders

If the Capital Notes are redeemed by the issue of Burns Philp Shares, the following Australian income tax implications will apply to the Burns Philp Shareholders (assumed to be tax residents of New Zealand):

- Dividends - Dividends paid by Burns Philp to Burns Philp Shareholders will prima facie be subject to Australian dividend

withholding tax at 15%. The dividend may be exempt from Australian withholding tax depending on the future Australian tax position of Burns Philp (for example whether Burns Philp has sufficient foreign dividend account credits or franking credits to attach to the dividend paid).

- Capital gains tax - If there is a disposal of the Burns Philp Shares. Australian capital gains tax will only apply to Burns Philp Shareholders in certain circumstances. As a shareholder in an Australian public company, Australian capital gains tax will only apply where the Burns Philp Shareholder (and its associates) own at least 10% by value of the shares in Burns Philp at any time during the five years before the disposal. Shareholdings of less than 10% will therefore not be subject to Australian capital gains tax. In very limited circumstances, the Australia – New Zealand double tax treaty may also provide relief from Australian capital gains tax.

If Australian capital gains tax applies, the capital gain will broadly be equal to the disposal proceeds received less the cost of acquiring the Burns Philp Shares (which should effectively be the principal and outstanding interest used in the formula for the redemption of the Capital Notes by the issue of Burns Philp Shares). A return of capital may also trigger a capital gain in certain circumstances. The Burns Philp Shareholder can offset the capital gain against any Australian capital losses available and it may also be entitled to a 50% discount on the capital gain if the Burns Philp Shares have been held for at least 12 months. Any net capital gain will be assessed and taxed according to normal Australian income tax rates applicable to non-residents.

The statements above assume that the Burns Philp Shareholder is not holding the Burns Philp Shares as part of a permanent establishment in Australia. If this is the case, then any dividends received and capital gains on disposal will be assessed and subject to Australian income tax at Australian income tax rates applicable to non-residents carrying on business through such permanent establishments.

Guarantees of Capital Notes

The monetary obligations of Goodman Finance under the Capital Notes and the Trust Deed are guaranteed on an unsecured and subordinated basis by the Guarantors. The Guarantors are all related companies of Goodman Finance, and as such, the Guarantors and Goodman Finance are associated persons for the purposes of the Securities Regulations 1983.

As at the date of this Investment Statement, the Guarantors are:

Name	Place of incorporation
Burns, Philp & Company Limited	Australia
Burns Philp Food Inc.	California, United States of America
Mauri Yeast Australia Pty Limited	Australia
New Zealand Food Industries Limited	New Zealand
Tone Brothers, Inc.	Iowa, United States of America

After the date of this Investment Statement, further wholly-owned Subsidiaries of Burns Philp, including Goodman Fielder and certain of its wholly-owned Subsidiaries, may become Guarantors, and existing Guarantors may be released from their obligations under the Guarantees. Burns Philp has covenanted to ensure that any wholly-owned Subsidiary incorporated in the United States of America, Australia or New Zealand which has gross revenues from non-Group Members of A$10 million (or its equivalent in another currency) or more in its most recently completed financial year will accede to the relevant guarantee (being the Guarantee governed by the law of that Subsidiary's country of incorporation). An existing Guarantor (other than Burns Philp) may be released from its guarantee obligations if its gross revenues from non-Group Members for its most recently completed financial year fall below A$10 million (or its equivalent in another currency) or if that Guarantor is sold on an arms length basis for valuable consideration (other than to Goodman Finance, Burns Philp or any Subsidiary of Burns Philp). Burns Philp may not be released from its obligations as a Guarantor unless either the release has been authorised by an Extraordinary Resolution (as defined in the Trust Deed) of Noteholders or unless the Trustee is of the opinion that the release would not be, and is not likely to become, materially prejudicial to the interest of the Noteholders generally.

The covenant by Burns Philp to procure that certain of its wholly-owned Subsidiaries incorporated in New Zealand, Australia or the United States of America guarantee the Capital Notes will apply to Goodman Fielder and each of its wholly-owned Subsidiaries following completion of the compulsory acquisition procedures in relation to Burns Philp's takeover offer and the passing of all board and shareholder resolutions which are necessary to enable them to become Guarantors. This process is described in more detail in the section of this Investment Statement entitled "Summary of Guarantees" on pages 74 and 75.

Each Guarantee has been granted in favour of the Trustee and is held by the Trustee on behalf of all Noteholders.

Although the Guarantees are unlimited and not subject to any conditions, the obligations of the Guarantors are subordinated such that, in the event of the liquidation of a Guarantor or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the rights and claims of the Trustee (on behalf of Noteholders) and Noteholders are subordinated in right of payment to the claims of all other creditors of that Guarantor, other than creditors who have agreed to rank subordinate to, or equal with, the obligations of the Guarantor under the relevant Guarantee. Accordingly, upon the liquidation of a Guarantor, the obligation of that Guarantor to make payments to the Trustee is contingent upon the prior payment in full of all creditors of that Guarantor, other than those who have agreed to accept payment of the indebtedness due to them after, or at the same time as, the Trustee and Noteholders.

The Guarantees are not secured by any mortgage or charge.

Additional information in respect of the Guarantees is set out in the section of this Investment Statement entitled "Summary of Guarantees" on pages 74 and 75.

The Guarantors are the only persons who give any guarantee in respect of the Capital Notes. None of Goodman Finance's Directors, Burns Philp's directors, any Subsidiaries of Burns Philp (other than the Guarantors), the Organising Broker and Lead Manager, the Co-Lead Manager, the Trustee, nor any of their respective directors or employees, nor any other person, guarantees the payment of interest or any other amounts due under the Capital Notes.

Subordination

The Capital Notes constitute an unsecured, subordinated obligation of Goodman Finance. In any distribution of assets by Goodman Finance in a liquidation of Goodman Finance or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the claims of Noteholders for repayment of all amounts outstanding on the Capital Notes will rank behind the claims of all other creditors of Goodman Finance (including unsecured and trade creditors).

Prior to a liquidation, statutory management or any analogous procedure pursuant to which Goodman Finance will cease to exist, Noteholders have no rights to request repayment of the principal amount due under a Capital Note other than on an Election Date (and even if such a request is made, Goodman Finance retains the right to redeem the Capital Notes by the issue of Burns Philp Shares). In particular, Noteholders have no rights to accelerate repayment of the principal amount due under a Capital Note if Goodman Finance, or any other party, has acted in breach of its obligations under the Trust Deed or if Goodman Finance is subject to receivership or any insolvency proceeding (other than of the kind referred to in the preceding sentence).

The obligation of each Guarantor to make payment under the relevant Guarantee is also subordinated to repayment of all other creditors of those Guarantors in the same manner, and to the same extent, as the obligations of Goodman Finance are subordinated under the Trust Deed.

WHAT ARE MY RISKS?

The principal risks for investors in the Capital Notes are that:

- they may not receive timely, or any, interest payments on the Capital Notes; and
- they may be unable to recoup all or any of their original investment amount.

This could happen for a number of reasons, including if:

- there is a material deterioration in Goodman Finance's and/or the Group's operating performance or financial performance;
- Goodman Finance is obliged to, or exercises its right to, suspend interest payments for any period (which, in the latter case, may occur as a result of business, industry or general economic risks, some of which are noted under the heading "Business, industry and economic risks" below);
- Goodman Finance is unable to repay the principal amount of all or any of the Capital Notes on an Election Date (which, for example, may also occur as a result of those business, industry or general economic risks), assuming those Capital Notes are not to be redeemed by the issue of Burns Philp Shares on that Election Date;
- the price at which investors are able to sell their Capital Notes is less than the amount they have paid for them due to interest rate movements, a decline in the creditworthiness of the Group or other reasons;
- investors are unable to sell their Capital Notes or, if their Capital Notes are redeemed by the issue of Burns Philp Shares, their Burns Philp Shares due to lack of demand;
- where Burns Philp issues Burns Philp Shares in redemption of Capital Notes, there is no market for the Burns Philp Shares which have been issued upon the redemption of those Capital Notes;
- where Burns Philp issues Burns Philp Shares in redemption of Capital Notes, those Burns Philp Shares cannot be sold for a price at least equal to the issue price of the relevant Capital Notes for any reason; or
- Goodman Finance, Burns Philp or any other Guarantor or any other Group Member is insolvent, is placed into receivership, administration or liquidation, is dissolved or becomes an externally administered body corporate. In this situation, investors could receive none, or only some, of the expected returns or none or only some of the amount invested in the Capital Notes.

The only right of the Trustee or a Noteholder to require redemption of a Capital Note prior to an Election Date is where a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies.

A breach by Goodman Finance, Burns Philp or any other Guarantor of the representations, warranties or covenants contained in the Trust Deed, the Conditions or a Guarantee does not constitute a default by Goodman Finance or Burns Philp and does not entitle the Trustee or the Noteholders to require Goodman Finance or any Guarantor to repay or redeem the Capital Notes. The Trustee and the Noteholders have no remedies against Goodman Finance or any Guarantor for breach of the Trust Deed, the Conditions or a Guarantee, except remedies provided at law.

Some of the principal factors that may affect the performance of Goodman Finance are summarised below, followed by details of the liquidity risk for investors. Prospective investors should consider these factors carefully, in addition to the other information in this Investment Statement or the Prospectus, before subscribing for Capital Notes.

Business, industry and economic risks

The performance of the Group may be influenced by the following business, industry and general economic factors.

Acquisition of Goodman Fielder

Burns Philp's takeover offer for Goodman Fielder closed on 28 March 2003. As at the date of this Investment Statement, Burns Philp is in the process of compulsorily acquiring the remaining ordinary shares in Goodman Fielder. The acquisition of Goodman Fielder gives rise to the following specific risks:

- Goodman Fielder has been a subsidiary of Burns Philp for a short period of time. Burns Philp has conducted a limited due diligence review of Goodman Fielder for the purposes of verifying the information regarding Goodman Fielder included in this Investment Statement. However, Burns Philp has relied on the information made available to it by Goodman Fielder management and publicly available information concerning Goodman Fielder. In the event that any material information has not been provided to Burns Philp or disclosed publicly, and that leads to a material adverse effect on the financial condition or financial performance of Goodman Fielder, this in turn may have a material adverse effect on the Group.
- On 8 January 2003, Goodman Fielder advised shareholders in an ASX announcement of recent correspondence from the Australian Taxation Office ("ATO"). On 24 December 2002, the ATO advised Goodman Fielder that it had determined that Part IVA of the Australian Income Tax Assessment Act 1936 applied

to arrangements concerning a financial facility entered into in 1990. On 26 March 2003 Goodman Fielder announced to the ASX that the ATO had issued amended assessments in respect of the matter which impose additional income tax, penalties and interest of approximately A$126.5 million. Based on this assessment, Goodman Fielder's additional taxation liability in respect of the financing facility would be approximately A$89.5 million (after applying an existing provision of A$37 million). Goodman Fielder's taxation advisers have advised it that it should have no additional tax liability in relation to this matter. Burns Philp has reviewed this advice and based upon that review, intends to cause Goodman Fielder to lodge objections in respect of the amended assessments. As the ATO and Goodman Fielder have different views of Goodman Fielder's tax liability in respect of this matter it is possible that proceedings could result. The extent of Goodman Fielder's potential liability in respect of the matter (including in any proceedings) is set out above.

- A number of contracts entered into by Goodman Fielder and its subsidiaries contain change of control provisions which potentially give other parties rights to take certain actions as a result of a change of control of Goodman Fielder or the relevant subsidiary. In the context of the takeover of Goodman Fielder by Burns Philp it was not possible or practical for Burns Philp to conduct the necessary due diligence and seek any consents or approvals from parties to contracts with Goodman Fielder or its subsidiaries before the change of control of Goodman Fielder occurred. The change of control has occurred. Parties to known significant contracts have been advised of the change of control. Burns Philp does not expect any action which may be taken by a party to a contract with Goodman Fielder or a subsidiary as a result of the change of control to have a material adverse effect on the Group as a whole. However, the risk of such a party exercising its rights as a result of the change of control of Goodman Fielder can not be discounted entirely.
- Over recent years Goodman Fielder and its subsidiaries have sold a number of businesses, including its Australian milling business and its ingredients business (in two stages). Under some of those business sales Goodman Fielder has given warranties and/or indemnities to the buyer which have not yet expired. Burns Philp has not become aware of any material claims against Goodman Fielder or any of its subsidiaries being made or threatened in respect of any of those sales which are likely to have a material adverse effect on the Group as a whole. However, these sales occurred before Burns Philp acquired Goodman Fielder and as with any business sale, the possibility of any such claims arising before the warranty or indemnity period expires can not be discounted entirely.
- Under a Share Purchase Agreement dated 10 April 1997, Goodman Fielder as seller of all the shares in Meneba B.V. granted to Meneba Beheer B.V. ("Meneba") as purchaser an indemnity against all damages, costs or expenses incurred by the Meneba Group in connection with certain disputes concerning shipments of flour by Meneba B.V. to and from Mozambique.

  Two claims were subsequently made against Meneba which may result in Goodman Fielder being exposed to liability under the indemnity it gave. The claims are in respect of an alleged trademark infringement and breach of contract.

  There are a number of procedural steps that will need to be completed before liability is determined. In addition, the actual quantum of liability is still to be proved by the claimants. It is anticipated that final determinations as to liability and, if applicable, quantum, will be determined during the course of this year. The maximum quantum of damages (including interest) for which Goodman Fielder may be liable under the indemnity is not anticipated to be in excess of US$12 million.

Group indebtedness

The Group has a significant amount of debt. The indebtedness of the Group is calculated on a pro forma basis as at 31 December 2002 as if, amongst other things, the Offer has been completed and the acquisition of Goodman Fielder had occurred as at that date set out on page 58.

The ability of the Group to pay the required interest and principal payments on its debt depends on the future performance of its businesses which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Group.

The Group's levels of indebtedness could, in some circumstances, affect the operations of the Group. A substantial portion of the Group's cash from operating activities will be required to pay principal and interest on debt. The amount of cash flow available to fund working capital and capital expenditures, research and development, and other strategic purposes may be reduced as a result of the need to pay principal and interest on debt. The Group's ability to obtain further financing in the future for its operations, or to make acquisitions, develop new technologies or products or take advantage of business opportunities could also be limited because of the financial covenants and undertakings or other restrictions contained in the Group's financing agreements or the need to obtain the consent of the Group's lenders.

The ability of the Group to pay the required interest payments on its debt could be adversely affected by events that have the effect of increasing the rates applicable to interest payable by the Group. The Group has adopted an interest rate hedging policy under which it will hedge at least 50% of interest payment obligations on the Group's gross debt.

If the Group became unable to meet its debt servicing obligations or fund other liquidity needs, the Group may attempt to restructure or refinance its debt or seek additional equity capital or sell assets. These transactions could occur at times or on terms that are disadvantageous to the Group.

The Capital Notes constitute an unsecured, subordinated obligation of Goodman Finance. Therefore, in any distribution of assets by Goodman Finance in a liquidation of Goodman Finance or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the claims of Noteholders for repayment of all amounts outstanding on the Capital Notes will rank behind the claims of all other creditors of Goodman Finance (including unsecured and trade creditors). The obligation of each Guarantor to make payment under the relevant Guarantee is also subordinated to repayment of all other creditors of that Guarantor. As a result, in the liquidation of the relevant company, Noteholders will receive a payment on account of their Capital Notes only after

all prior ranking liabilities of the relevant company (including the indebtedness referred to above) have been satisfied.

Domestic and international economic conditions

In addition to Australia and New Zealand, the Group has significant operations in the United States of America, Canada, Argentina, Brazil, China and Germany, among other countries. Operating in international markets and across national boundaries means the Group is exposed to the following risks:

- economic and political instability;
- restrictions on the transfer of funds in or out of the countries in which the Group operates;
- international incidents and military outbreaks;
- foreign currency fluctuations;
- changes in the laws and policies of the countries in which the Group manufactures or sells its products;
- work stoppages;
- changes in export controls or import duties;
- trade restrictions; and
- transport delays.

The Group's businesses in any country where any of these issues arise may suffer declines in sales revenues, experience increased costs, or become unable to meet customer product needs or obtain a sufficient workforce to conduct its operations.

Competition from other producers

The Group operates in highly competitive businesses. The Group's yeast business faces strong competition from global, regional and local yeast producers in its yeast markets. Lesaffre, a global yeast producer, recently acquired Red Star Yeast, a significant yeast producer in North America, from Sensient Technologies. This could have an effect on competition the Group faces in the North American yeast market. In addition, a new regional single plant competitor has entered the North American yeast market. The Group's herbs and spices business competes with McCormick & Co, Inc., which has a significantly larger share of the North American herbs and spices market than the Group, and a number of other, smaller suppliers. In certain regions, such as Turkey, where the Group produces and sells yeast, the Group has experienced aggressive competition on the basis of price.

Goodman Fielder faces competition across different product ranges from large international food companies such as George Weston (bread), Kellogg (breakfast cereals and nutritious snacks), Kraft and Heinz (salad dressing), and Unilever (Flora Foods) (margarine and cooking oils).

Goodman Fielder operates in markets in which consumers are price sensitive and there is a high degree of brand substitutability. In the past this has led to price wars in bread, breakfast cereals and margarine, which, if repeated, could have an adverse impact on Goodman Fielder's financial performance and consequently, the financial performance of the Group.

Aggressive pricing or promotional strategies by the Group's main competitors or new entrants in a significant market the Group operates in could reduce the prices that the Group is able to charge for its products in that market or reduce the volume of products sold, both of which would impact negatively on the financial performance of the Group.

Foreign currency fluctuations

The Group's consolidated financial statements are reported in Australian dollars. Accordingly, the Group is exposed to risks from fluctuations in foreign exchange rates. The financial condition and results of operations of Burns Philp's subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which they are located and then, as required, translated into Australian dollars for inclusion in the Group's consolidated financial statements. Fluctuations in the exchange rates of the relevant domestic currency against the Australian dollar can adversely affect, and have adversely affected, the Group's results of operations, its reported earnings and the financial condition of the Group.

Exchange rate fluctuations may also cause fluctuations in the Group's cash flow and debt levels. These fluctuations may negatively affect the Group's ability to comply with the financial covenants in its debt agreements and affect the ability of members of the Group to make payments of principal and interest on indebtedness.

Where possible, the Group borrows in the same countries and currencies as its assets are located and cash flows are generated, creating a natural hedge against foreign currency fluctuations. However, these hedges or strategies may not be effective in limiting or eliminating the possible adverse effects of foreign currency fluctuations.

Raw material costs

The Group's production operations depend upon obtaining adequate supplies of raw materials on a timely basis. The Group could be adversely affected if it is unable to obtain adequate supplies of raw materials in a timely manner or if the cost of raw materials increases significantly and that cost increase is not offset by product price increases.

Molasses, which is the primary raw material for yeast production and represents approximately 40% of the cost of producing yeast, is a by-product in the processing of sugar. Increases in the prices of molasses could occur as a result of improvements in the refinement of sugar. If there was an increase in the price of molasses for any reason, the Group may be unable to pass on the increase to those yeast customers who have fixed the price at which they purchase yeast for the duration of their contract with the Group.

Black pepper is the main ingredient in the Group's herbs and spices business. The Group seeks to pass on any increases in price to its customers. However, where the Group has fixed the price at which its customers purchase herbs and spices, these increases cannot be passed on immediately.

Wheat represents approximately 89% of the cost of production of flour, which is a key ingredient in the production of bread. Goodman Fielder may be adversely affected by material increases in wheat prices, which can occur in times of drought (such as the recent drought experienced in Australia), if Goodman Fielder is unable to pass on higher wheat costs to end customers. The ability and speed with which Goodman Fielder can respond to increases in the cost of wheat and other raw materials by adjusting the prices charged to its customers may be limited and may result in lower margins on its products.

Goodman Fielder's financial results may also be adversely affected by fluctuations in edible oil prices (represented mainly by canola and palm oils). Goodman Fielder imports approximately 42% of its Australasian oil requirements and therefore total oil costs are also subject to exchange rate fluctuations.

Production risks

Some of the Group's production processes in its yeast and baking ingredients business are highly complex, require advanced and costly equipment and are continuously being modified to improve yields and product performance. Impurities or other problems with raw materials or the production process can lower yields. Production efficiency will be an important factor in the Group's future profitability. If the Group experiences problems in achieving acceptable yields or experiences product delivery delays in the future that cannot be rectified through reallocation of production across the Group, the Group may not be able to meet the needs of its customers in one or more businesses or regions and it could suffer a loss of customer and future revenues, which could lead to reduced profitability.

Reliance on plants

The Group operates a number of plants with varying levels of capacity utilisation. However, some operate at a high capacity utilisation. Fresh yeast has a very short shelf life and therefore it cannot be easily transported between markets. The Group's financial performance may be adversely affected if production or operation at certain of its plants was shut down or temporarily halted and the production could not be sourced from other plants operated by the Group.

Environmental Issues

The Group's operations are subject to numerous environment laws and regulations. The Group could incur substantial costs, including clean-up costs, fines and penalties, third-party property damage or personal injury claims and capital expenditure upgrades, as a result of compliance with, violations of or liabilities under environmental laws or non-compliance with environmental permits applicable to the Group's production facilities or operations. For example, in a number of jurisdictions, the Group has been required to build effluent treatment plants to process the waste by-products resulting from yeast production at the Group's manufacturing operations and to undertake other significant capital improvement projects as a result of these types of regulations.

The Group could also be negatively affected by future changes to environmental or health and safety legislation or regulations applicable to its businesses that impose additional requirements or costs on the Group.

Power of customers

Supermarket operators, being some of the Group's largest customers for its products, including bread, breakfast cereals, edible oils, snack foods and herbs and spices are in a strong negotiating position when supply terms are being negotiated with suppliers. Supermarkets have managed to exert downward pressure on prices of some products in the past and may do so in the future. These circumstances may limit the Group's ability to maintain profit margins by passing on increases in the cost of raw materials to customers.

Supermarkets are also strongly promoting their own private label or housebrand products in a number of product categories, including bread. Goodman Fielder is a major supplier of private label or housebrand bread and other products to supermarkets in Australia and New Zealand. Contracts to supply housebrands provide Goodman Fielder with lower profit margins than the sale of its own branded products. The growth in housebrands or private label products is likely to be at the expense of brands owned by producers such as Goodman Fielder.

Supermarket operators frequently offer housebrands and some other supply contracts to a range of suppliers through a competitive tender process. If Goodman Fielder lost significant supermarket supply contracts to competitors it would be likely to have an adverse effect on the Group.

In the Group's herbs and spices business, the six largest customers accounted for approximately 50% of total sales in the financial year ended 30 June 2002. The loss of, or a substantial decrease in the amount of sales to, one or more of these large customers could cause a decline in the revenues and operating results of the Group's herbs and spices business. However, Burns Philp considers that it has a good relationship with these customers.

Product liability

The Group takes all reasonable precautions to ensure that its products are free from contamination. However, in the event that a contamination of one of the Group's products occurs, it may lead to business interruption, product recalls or liabilities to customers. While the Group maintains insurance cover for these risks, the Group may not be able to enforce its rights in respect of those policies and any amounts that the Group does recover may not be sufficient to offset any damage to the financial condition, reputation or prospects of the Group caused by any product contamination or product liability claim.

Dependence on key personnel

The Group will continue to rely on its key personnel and their extensive experience in its core businesses. The loss of their services could make it difficult for the Group to execute its business strategy and otherwise have a significant negative impact on the Group's businesses.

Change of control financing provisions

As at 8 April 2003, Graeme Hart, Burns Philp's deputy chairman, beneficially owned approximately 57.6% of Burns Philp's outstanding voting shares on a fully diluted basis.

If Mr. Hart or certain of his affiliates or family members cease to beneficially own at least 35% of Burns Philp shares on a fully diluted basis and be Burns Philp's largest single shareholder, or group of shareholders, the lenders under the Group's secured senior facilities may demand prepayment in full of the outstanding loans. The indentures for the High Yield Notes contain similar change of control provisions enabling the holders of those senior subordinated notes to demand repayment. In addition, acceleration of the secured senior facilities would be an event of default under each of the indentures for the High Yield Notes, allowing the holders of at least 25% of the principal amount of the notes to demand prepayment of the relevant notes.

If one of these review events occurred, Burns Philp may not be able to prepay or refinance this indebtedness in the event of a prepayment demand by the lenders. If any such prepayment demand arose as a result of such an event, it could have a material effect on the financial condition of the Group and could possibly lead to insolvency of the Group.

Forward-looking statements

This Investment Statement contains forward-looking statements. Those forward-looking statements are based on the current beliefs of the Directors of Goodman Finance, the directors of Burns Philp and the Group's senior management as well as assumptions made by, and information currently available to, Goodman Finance at the time the statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the risks set out above, the other matters set out in this Investment Statement or in the Prospectus, and certain other economic and business factors, some of which may be beyond the control of the Group.

Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. In addition, the inclusion of such forward-looking statements does not constitute a representation or warranty by Goodman Finance, the Guarantors, the Promoters, the Organising Broker and the Lead Manager, the Co-Lead Manager, the Trustee or any of their respective directors or employees or any other person with respect to the achievement of the matters set out in such statements, or that the underlying assumptions used will in fact be the case.

Liquidity risk

Application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE relating thereto that can be complied with on or before the date of this Investment Statement have been duly complied with. However, the NZSE accepts no responsibility for any statement in this Investment Statement.

The Directors of Goodman Finance are of the opinion that a secondary trading market for the Capital Notes will develop over time. However, no assurance can be given that this will occur and a lack of frequent trading in the Capital Notes may make it difficult for Noteholders to sell their Capital Notes.

The formula which applies if Capital Notes are redeemed by the issue of Burns Philp Shares is based on 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the relevant Election Date. The price of Burns Philp Shares may be volatile during this period.

Further, the price of Burns Philp Shares post-redemption may be affected by a larger than usual number of sellers. No assurance can be given that Burns Philp Shareholders will be easily able to sell their Burns Philp Shares.

As a result, there is no guarantee that the value received by a Noteholder on the sale of Burns Philp Shares acquired through a redemption of Capital Notes on an Election Date will match the value of their original investment.

Goodman Finance may exercise the call option referred to on page 47 by paying the amounts described in Condition 4.10 in the section entitled "Conditions of Capital Notes" on pages 65 and 66. Investors should be aware that the amount payable by Goodman Finance may be more or less than the market value of the Capital Notes at the time the Capital Notes are redeemed following the exercise of the call option.

Consequences of insolvency

No holder of Capital Notes nor any Noteholder who receives Burns Philp Shares on the redemption of Capital Notes will be liable to pay any further amounts to Goodman Finance. Burns Philp or any other person in respect of those Capital Notes or Burns Philp Shares if Goodman Finance or Burns Philp becomes insolvent (other than any amounts which may be due under the taxation indemnity set out in Condition 3.4(c) (as set out on page 62).

On commencement of the liquidation of Goodman Finance, the Capital Notes will cease to be redeemable by the issue of Burns Philp Shares and the Noteholders will be entitled to claim from Goodman Finance the principal amount of their Capital Notes plus any accrued and unpaid interest. Given the subordinated nature of the Capital Notes, in an insolvency scenario, it is very unlikely that investors will receive payment in full of the amount claimed. The actual amount received will depend upon the total amount claimed by all creditors of Goodman Finance (and the Guarantors) and the assets of Goodman Finance (and the Guarantors) which are available to meet those claims.

The Capital Notes are unsecured, subordinated, debt obligations of Goodman Finance and the Guarantors. This means that in a liquidation of Goodman Finance or any Guarantor or in any bankruptcy, reorganisation, insolvency, receivership, or similar proceeding for the benefit of creditors, the claims of Noteholders will rank after the claims of all other secured and unsecured creditors of Goodman Finance or the Guarantors, other than creditors who have agreed to rank subordinate to, or equal with, the obligations of Goodman Finance or the Guarantors under the Capital Notes.

Claims of Noteholders will rank ahead of claims of Goodman Finance's shareholders in their capacity as shareholders of Goodman Finance. However, any claims those shareholders may have in any other capacity will rank ahead of the claims of Noteholders to the extent that their claims relate to loans or other monies owed to them by Goodman Finance.

If Burns Philp is wound up, after payment of outstanding debts and subject to the prior rights attaching to any shares from time to time ranking senior to the Burns Philp Shares, the remaining property of Burns Philp would be divided among the holders of Burns Philp Shares in proportion to the number of such Burns Philp Shares they hold.

CAN THE INVESTMENT BE ALTERED?

Terms of the Offer

The terms of the Offer and the terms and conditions on which investors may apply for and purchase Capital Notes may be altered by an amendment to this Investment Statement and the Prospectus by Goodman Finance. Details of any such amendment to the Prospectus must be registered with the Registrar of Companies.

Changes to Interest Rate during Offer period

Goodman Finance may change the Interest Rate offered by it for a Tranche of Capital Notes at any time during the Offer period. If the Interest Rate for a Tranche is increased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the higher rate.

If the Interest Rate for a Tranche is decreased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the rate applying at the date on which the Capital Notes were allotted.

The rate card will be replaced to reflect a change in either Interest Rate. However, at the time of application, investors should confirm that they hold the current rate card by contacting the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732) or their investment adviser.

Variation on Election Date

On each Election Date, Goodman Finance may offer varied terms and conditions for the Capital Notes to which the election relates (including the Interest Rate payable on them) at its complete discretion in the manner described in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 60 to 67. There is no requirement that the new terms and conditions contain any provisions enabling Goodman Finance to arrange for Capital Notes to be redeemed by the issue of Burns Philp Shares or shares of any other company.

Trust Deed and Conditions

The terms and conditions of the Trust Deed, each Guarantee or the Conditions of Capital Notes may be altered with the approval of Noteholders by Extraordinary Resolution (as defined in the Trust Deed) and, in limited circumstances, with the approval only of the Trustee, Burns Philp and Goodman Finance. The following amendments do not require Noteholder approval:

- amendments of a formal or technical nature;
- amendments that are convenient for the purposes of obtaining or maintaining quotation of the Capital Notes on the NZSE;
- amendments that, in the opinion of the Trustee, are not, and are not likely to become, materially prejudicial to the interest of Noteholders generally;
- amendments that are to correct a manifest error;
- amendments required to comply with law or the NZSE Listing Rules; and
- amendments made to the financial and reporting covenants (and related provisions) to reflect changes to NZ GAAP or Australian GAAP where those changes have been agreed between Goodman Finance and the Trustee.

Other amendments must be approved by an Extraordinary Resolution of Noteholders. A description of the requirements for an Extraordinary Resolution of Noteholders is set out in the section of this Investment Statement entitled "Summary of Trust Deed" on page 72.

Any amendment to the Trust Deed, a Guarantee or the Conditions of Capital Notes will be binding on all Noteholders and will only be effective if it is in writing and signed by Goodman Finance, Burns Philp and the Trustee and, in the case of an amendment to a Guarantee, each relevant Guarantor.

A Guarantor may be released from its obligations under a Guarantee in the circumstances described in the section of this Investment Statement entitled "Summary of Guarantees" on page 74.

Variation of rights of Burns Philp Shareholders

The rights of Burns Philp Shareholders will be subject to the provisions of the Corporations Act, Burns Philp's constitution and the ASX and NZSE Listing Rules.

Burns Philp's constitution may be altered by a special resolution of shareholders or, in certain very limited circumstances, by Court order. The procedure for varying rights attached to any class of shares is set out in Burns Philp's constitution. The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Noteholders would have no right to vote at a general meeting on a resolution to amend Burns Philp's constitution or vary the rights attached to Burns Philp Shares unless Goodman Finance arranges for their Capital Notes to be redeemed by the issue of Burns Philp Shares.

HOW DO I CASH IN MY INVESTMENT?

Transfer of Capital Notes

Noteholders are entitled to sell or transfer their Capital Notes at any time subject to the terms of the Trust Deed and applicable securities laws and regulations.

Capital Notes may be transferred using a transfer document in the usual or common form, by means of the FASTER system operated by the NZSE, or by any other method of transfer of marketable securities which is not contrary to any law, and which may be operated in accordance with the NZSE Listing Rules and which is approved by Goodman Finance.

Applicants should not attempt to sell Capital Notes until they know whether, and how many, Capital Notes have been allotted to them. None of Goodman Finance, Burns Philp, its subsidiaries, the Lead Manager, Organising Broker and Underwriter, the Co-Lead Manager, the Trustee, nor any of their respective directors or employees, nor any other person, accepts any liability or responsibility should any applicant for Capital Notes attempt to sell or otherwise deal with Capital Notes before receiving a FASTER Statement recording the number of Capital Notes (if any) allotted to that applicant.

Transactions in respect of the Capital Notes on the NZSE can be made by contacting an NZSE firm and supplying the appropriate FASTER Identification Number, along with the holder number for the Capital Notes, in the case of a sale of Capital Notes.

Capital Notes may be transferred in minimum principal amounts of $1,000 per Tranche or any lesser amount approved by Goodman Finance. Except as approved by Goodman Finance, no transfer of Capital Notes will be registered if registration would result in the purchaser holding a parcel of less than a Minimum Holding (currently $5,000) of a Tranche of Capital Notes.

Goodman Finance may, upon giving a Noteholder at least three months' notice, sell the Capital Notes held by a Noteholder who holds less than a Minimum Holding of Capital Notes. This right is set

out in the section of this Investment Statement entitled "Conditions of Capital Notes" on page 67.

As the Offer is for an initial issue of Capital Notes, there is currently no established market for the sale of the Capital Notes. Goodman Finance has applied for the Capital Notes to be quoted on the NZSE and the Directors are of the opinion that a secondary trading market for the Capital Notes will develop over time. Brokerage at applicable rates is likely to be payable by a Noteholder on any transfer of the Noteholder's Capital Notes effected through an NZSE firm.

Redemption of Capital Notes by issue of Burns Philp Shares

No later than 10 Business Days before the Election Date for a Tranche of Capital Notes, Goodman Finance (at its discretion) may elect to redeem some or all of the Capital Notes of that Tranche by the issue of Burns Philp Shares by Burns Philp in accordance with the election process described in further detail on pages 46 and 47. A description of the formula which will be applied to determine the number of Burns Philp Shares to be issued if Capital Notes are redeemed by the issue of Burns Philp Shares is set out on page 44.

The Burns Philp Shares are listed on the ASX and the NZSE as at the date of this Investment Statement. However, neither the ASX nor the NZSE accepts any responsibility for any of the contents or statements in this Investment Statement. Goodman Finance is of the opinion that a trading market for Burns Philp Shares will exist at the time any Capital Notes are redeemed by the issue of Burns Philp Shares.

The rights of Burns Philp Shareholders to sell or transfer their Burns Philp Shares will be subject to the terms of Burns Philp's constitution, the Corporations Act, the ASX and NZSE Listing Rules and applicable securities laws and regulations at that time. Brokerage at applicable rates is likely to be payable by a Burns Philp Shareholder on any transfer of Burns Philp Shares effected through the ASX or the NZSE.

Redemption of Capital Notes

Each Capital Note will be redeemable upon the liquidation of Goodman Finance. A description of the right of the Trustee to claim the liquidation amount payable upon redemption of the Capital Notes is set out on page 68.

In certain circumstances, Capital Notes may be redeemed for cash by Goodman Finance or may be purchased for cash by Goodman Finance, Burns Philp or one of Burns Philp's Subsidiaries. For further information see the description in the part of this section of this Investment Statement entitled "What Sort of Investment is this?" on pages 42 and 43.

Noteholders who have their Capital Notes redeemed for cash or purchased will receive payment of the principal amount, together with any accrued and unpaid interest in relation to those Capital Notes.

Call option by Goodman Finance

Goodman Finance may at any time after 5 May 2004 upon giving Noteholders 45 days' written notice, redeem all or any portion of the Capital Notes. If Goodman Finance elects to redeem any portion of the Capital Notes, such redemption must be made on a pro rata basis across all Noteholders and in relation to both tranches. Further information on this right to redeem (including the price which will be paid on redemption) is set out in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 65 and 66.

If the pro rata redemption would result in a Noteholder holding less than a Minimum Holding in relation to a particular Tranche, then Goodman Finance will redeem all Capital Notes of the relevant Tranche held by that Noteholder. In addition, if the pro rata redemption would result in a Noteholder holding Capital Notes of a Tranche in an aggregate principal amount other than $5,000 and integral multiples of $1,000 thereafter, Goodman Finance will "round down" the relevant holding to an aggregate principal amount equal to the nearest of $5,000 and integral multiples of $1,000 thereafter, by redeeming the relevant number of Capital Notes. In each case, such redemptions will be made at the same time and at the same price, at which Goodman Finance exercises its rights under the call option referred to above.

WHO DO I CONTACT WITH ENQUIRIES ABOUT MY INVESTMENT?

Any enquiries about the Capital Notes or the Burns Philp Shares issued on any redemption of the Capital Notes should be directed to:

The Registrar
Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna
Private Bag 92-119
Auckland
Telephone: 09 488 8777
Facsimile: 09 488 8787

or

Burns, Philp & Company Limited
Level 23
56 Pitt Street
Sydney, NSW 2000
GPO Box 543
Sydney, NSW 2001
Australia
Attention: Company Secretary
Telephone: 61 2 9259 1111
Facsimile: 61 2 9247 3272

IS THERE ANYONE TO WHOM I CAN COMPLAIN IF I HAVE PROBLEMS WITH THE INVESTMENT?

Any complaints about the Capital Notes or the Burns Philp Shares issued on any redemption of the Capital Notes can be directed to:

The Registrar
Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna
Private Bag 92-119
Auckland
Telephone: 09 488 8777
Facsimile: 09 488 8787

or

Burns, Philp & Company Limited
Level 23
56 Pitt Street
Sydney, NSW 2000
GPO Box 543
Sydney, NSW 2001
Australia

Attention: Company Secretary

Telephone: 61 2 9259 1111
Facsimile: 61 2 9247 3272

If you are not satisfied with the response you receive, you may direct your complaint to the Trustee at the following address:

Chief Manager – Corporate Trusts
The New Zealand Guardian Trust Company Limited
Level 7
Royal & SunAlliance Centre
48 Shortland Street
PO Box 1934
Auckland

Telephone: 09 377 7300
Facsimile: 09 377 7477

There is no ombudsman to whom complaints about the Capital Notes or the Burns Philp Shares issued on any redemption of Capital Notes can be made.

WHAT OTHER INFORMATION CAN I OBTAIN ABOUT THIS INVESTMENT?

Prospectus and financial statements

Other information about the Capital Notes, the Burns Philp Shares, Goodman Finance, Burns Philp and the Guarantors is contained or referred to in the Prospectus, the Trust Deed and the Guarantees. In addition, further information about Burns Philp is contained in the most recent financial statements of Burns Philp. Goodman Finance was incorporated on 9 December 2002. Therefore, no financial statements are currently available for Goodman Finance other than the financial information set out in the Prospectus.

You may obtain copies of the Prospectus, the Trust Deed, the Guarantees, Goodman Finance's most recent annual financial statements (when issued), Burns Philp's most recent annual financial statements, Goodman Finance's constitution and the material contracts referred to in the Prospectus, free of charge, during normal business hours at Goodman Finance's registered office at 54 Ponsonby Road, Auckland or by contacting Burns Philp at the address shown in the "Directory".

These documents (other than Burns Philp's financial statements) and other documents of, or relating to, Goodman Finance are also filed on a public register which you may view on the Companies Office website at www.companies.govt.nz. Where relevant documents are not available on this website, a request for the documents can be made by contacting Searchlink at info@searchlink.co.nz.

At any time prior to the Closing Date, you can also obtain further copies of this Investment Statement or the Prospectus, free of charge, on request in writing or by telephone, from the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732) or any other NZSE firm.

Annual and half-yearly reports

Noteholders will be sent:

- a copy of Goodman Finance's annual and half-yearly reports prepared in accordance with the requirements of the NZSE Listing Rules;
- to the extent not included in the annual reports referred to above, copies of Goodman Finance's consolidated financial statements for each financial year or half-year (audited in the case of the annual financial statements); and
- copies of Burns Philp's audited consolidated financial statements for each financial year (including financial statements for Burns Philp only).

Each year, a Burns Philp Shareholder will be sent a copy of Burns Philp's annual report (incorporating Burns Philp's annual audited consolidated financial statements).

On request information

You are also entitled to obtain copies of:

- the most recent annual report and financial statements of Goodman Finance (together with all documents that are required to be registered with those financial statements under the Financial Reporting Act 1993);
- in accordance with the Securities Act (Goodman Finance Limited) Exemption Notice 2003:
  - a copy of the most recent annual or half-yearly financial statements of any Guarantor which is required to prepare such financial statements under any enactment or rule of law in the country of incorporation of the relevant Guarantor;
  - a copy of the most recent half-yearly financial report issued by Burns Philp in accordance with the ASX Listing Rules;
  - a statement of the amount of the net tangible assets of the Group and the amount of the net tangible assets of each Guarantor calculated on a basis similar to the requirements under clause 4 of the Second Schedule to the Securities Regulations 1983; and
  - a list of the Guarantors from time to time;
- the Trust Deed and the Guarantees (incorporating any amendments thereto); and
- the most recent registered prospectus and investment statement in respect of the Capital Notes.

This information will be made available to Noteholders free of charge upon a request in writing made to Goodman Finance at the address of its registered office set out in the "Directory".

Noteholders can also obtain further information about Burns Philp and copies of Burns Philp's annual report and its annual and half-yearly results announcements to the ASX from its website (www.burnsphilp.com).

If Capital Notes are redeemed by the issue of Burns Philp Shares, those persons to whom Burns Philp Shares are issued will be entitled to request copies of the most recent prospectus and investment statement (if any) relating to Burns Philp Shares and copies of the most recent annual report and financial statements of Burns Philp (together with all documents that are required to be registered with those financial statements under the Financial Reporting Act 1993). This information will be made available to Burns Philp Shareholders free of charge upon a request in writing made to Burns Philp at the address of its registered office set out on page 57.

Description of Burns Philp Shares

The following has been included to provide investors with a summary of the material rights, privileges, restrictions and conditions currently attaching to the Burns Philp Shares which may be issued if Goodman Finance elects to redeem the Capital Notes by the issue by Burns Philp of Burns Philp Shares in the circumstances and in the manner described elsewhere in this Investment Statement.

Investors should note that Burns Philp is incorporated in Australia and is subject to Australian legal requirements. Investors should refer to the commentary on tax issues on pages 48 to 50 and consider all other relevant factors before subscribing for Capital Notes.

MEETINGS OF BURNS PHILP SHAREHOLDERS

Subject to any restrictions imposed by Burns Philp's constitution, the Corporations Act and the ASX Listing Rules, each holder of Burns Philp Shares is entitled to receive notice of, attend and vote at meetings of Burns Philp Shareholders.

VOTING AT A MEETING OF BURNS PHILP SHAREHOLDERS

Subject to any restriction imposed by Burns Philp's constitution, every holder of Burns Philp Shares, entitled to attend and vote, present in person at a meeting of Burns Philp Shareholders or by proxy, representative or attorney has one vote on a show of hands and, on a poll, one vote for each fully paid Burns Philp Share held.

DIVIDENDS

Subject to the Corporations Act and to any special rights or restrictions attached to any shares, the board of Burns Philp may from time to time determine that a dividend is payable. The directors may fix the amount, the time for payment and the method of payment of a dividend. The method of payment may include the payment of cash, the issue of shares or other securities in another body corporate (or combination of them). No dividend will bear interest against Burns Philp.

Under the ASX Listing Rules, the dividend will be payable to holders of Burns Philp Shares as at the record date for that dividend, regardless of when the dividend is to be paid. Burns Philp Shares issued on redemption of any Capital Note will not share in a particular dividend if those Burns Philp Shares are issued after the record date for that dividend.

TRANSFER OF BURNS PHILP SHARES

Burns Philp may or must (as the case may be) refuse to register a transfer of Burns Philp Shares when required or permitted by the Corporations Act, the ASX Listing Rules or the SCH Business Rules. If Burns Philp refuses to register a transfer, Burns Philp must give the party lodging the transfer written notice of the refusal and the reason for the refusal within five business days.

WINDING UP

If Burns Philp is wound up, after payment of outstanding debts and subject to the prior rights attaching to any shares from time to time ranking senior to the Burns Philp Shares, the remaining property of Burns Philp would be divided among the holders of Burns Philp Shares in proportion to the number of such Burns Philp Shares they hold.

APPOINTMENT AND RETIREMENT OF DIRECTORS

The Burns Philp board is elected by the Burns Philp Shareholders by ordinary resolution. The constitution of Burns Philp states that no director may hold office for a continuous period in excess of three years or past the third annual general meeting following the director's appointment, whichever is the longer, without submitting for re-election.

The Burns Philp board has the power under Burns Philp's constitution to appoint any person either to fill a casual vacancy or as an additional director. Such director may hold office only until the next annual general meeting and he or she will then be eligible for election at that meeting without needing to give prior notice.

INCONSISTENCY WITH THE ASX LISTING RULES

If any provision of Burns Philp's constitution is or becomes inconsistent with the ASX Listing Rules, the constitution is deemed not to contain that provision to the extent of the inconsistency.

Conditions of Capital Notes

1. TRUST DEED

This section contains a summary of the Conditions applying to the Capital Notes. References in this section to clause numbers and Conditions relate to the clauses and Conditions as set out in the Trust Deed.

The summary of the Conditions of Capital Notes set out below are subject to the detailed provisions of the Trust Deed. Words and expressions defined in the Trust Deed have the meanings given to them in the Trust Deed where they are used in the summary set out below, unless they are given different meanings below.

Noteholders are entitled to the benefit of, and are bound by, the provisions of the Trust Deed and the Conditions.

2. STATUS AND SUBORDINATION OF THE CAPITAL NOTES

2.1 Status

The Capital Notes constitute unsecured subordinated obligations of Goodman Finance and rank pari passu and without priority or preference among themselves. The obligations of Goodman Finance in respect of the Capital Notes are guaranteed on a subordinated basis by Burns Philp and certain wholly-owned subsidiaries of Burns Philp on the terms set out in the Guarantees. None of the directors of Goodman Finance, the directors of Burns Philp and its subsidiaries, the Trustee, the Organising Broker or any other person other than the Guarantors, guarantee the obligations of Goodman Finance under the Capital Notes and the Trust Deed in any way.

2.2 Subordination

The obligations of Goodman Finance to the Noteholders under, and the rights of the Noteholders (or the Trustee on behalf of the Noteholders) against Goodman Finance in respect of, the Principal Amount of, and Accrued Interest and Unpaid Interest on, the Capital Notes are subordinated in point of priority and right of payment to, and rank behind, the claims of the Senior Creditors of Goodman Finance in Liquidation and in bankruptcy, reorganisation, insolvency, receivership or similar proceedings for the benefit of creditors. In addition, in Liquidation and upon the Commencement of Liquidation the claims of the Noteholder against Goodman Finance under and in respect of the Capital Notes in such Liquidation are subject to clause 3.15 of the Trust Deed, limited to the Liquidation Amount. Payment of any amount due in respect of the Capital Notes is not permitted if the conditions described in clause 3.16 of the Trust Deed are not satisfied.

In the Conditions:

Liquidation Amount means the Principal Amount of a Capital Note plus all Accrued Interest and Unpaid Interest in respect of that amount.

Principal Amount means, in relation to a Capital Note, the principal amount of such Capital Note as recorded in the Register.

Register means the register of Capital Notes to be established and maintained in accordance with the Trust Deed.

Senior Creditors means:

(a) in relation to Goodman Finance, all creditors of Goodman Finance other than:
   (i) the Noteholders; and
   (ii) creditors who have agreed to rank subordinate to the obligations of Goodman Finance under the Capital Notes, or pari passu with such obligations; and

(b) in relation to any Guarantor, all creditors of that Guarantor other than:
   (i) the beneficiaries of the Guarantee to which that Guarantor is a party; and
   (ii) creditors who have agreed to rank subordinate to the obligations of the Guarantor under the relevant Guarantee, or pari passu with such obligations,

and, for the avoidance of doubt, includes the holders of the High Yield Notes and the holders of any other notes or other debt instruments issued from time to time on substantially the same terms as, or ranking pari passu with, the High Yield Notes.

2.3 Relevant provisions of Trust Deed

The Trust Deed contains provisions restricting the remedies of the Trustee and the Noteholder in relation to the Capital Notes and providing that the Trustee and the Noteholder must hold on trust various amounts in favour of the Trustee and Senior Creditors. In the event of any conflict between the Trust Deed and the Conditions, the Trust Deed is to prevail.

3. INTEREST

3.1 Interest Rate and calculation of interest

Each Capital Note bears interest on the Principal Amount at the Interest Rate. Prior to the Closing Date, Goodman Finance will from time to time advise any change in the Interest Rate applicable to the Capital Notes. Such details will be notified by general announcement to the NZSE and will also be notified to investors by distribution of replacement Rate Cards. Following any such announcement, such Interest Rate shall apply until any further announcement is made by Goodman Finance. The Interest Rate applying with effect from the date of allotment in relation to a Capital Note will be specified in the Holding Certificate (if any) provided to each Noteholder pursuant to the Trust Deed.

Interest will be calculated on the Principal Amount of a Capital Note and will accrue daily from the date of allotment

of the Capital Note on the basis of a 365-day year (subject to Condition 3.2) or from such prior date determined by Goodman Finance. Interest will cease to accrue on each Capital Note on the earliest of:

(a) the date upon which it is, or is to be, redeemed by the issue of Burns Philp Shares (the **Share Redemption Date**);

(b) the date on which it is, or is to be, redeemed or purchased for cash by Goodman Finance or any wholly-owned Subsidiary of Burns Philp (the **Cash Redemption Date**); and

(c) the Commencement of Liquidation of Goodman Finance (but without prejudice to clause 3.15 of the Trust Deed).

In the Conditions:

Accrued Interest means all interest on the Principal Amount of the Capital Notes which has accrued and is payable in accordance with the Conditions, other than any such interest which comes within the definition of Unpaid Interest (as defined below).

Closing Date means the date on which Goodman Finance declares the initial offer of Capital Notes to be closed.

Interest Rate means in respect of a Capital Note and the period from allotment to the first Election Date, the rate of interest payable on that Capital Note as set out in the Rate Card that applies to that Capital Note at the date of allotment of that Capital Note, unless Goodman Finance increases the rate applicable to Capital Notes of that Tranche, in which case the rate in respect of that Capital Note will be that higher rate and, in respect of the period after the first Election Date the rate determined by Goodman Finance in accordance with Condition 4.1(a) or 4.5, as the case may be.

Rate Card means the card distributed with this Investment Statement which sets out the Interest Rates applicable to each Tranche of Capital Notes and each subsequent card issued in place of the previous card in accordance with Condition 3.1.

3.2 Interest and Unpaid Interest

(a) Accrued Interest and suspension of interest

Accrued Interest accrued during each Interest Period (and any Unpaid Interest, as defined below) is payable on the Interest Date falling at the end of that Interest Period. The amount of interest payable on a Capital Note on each Interest Date will be determined by reference to a formula which will result in four equal interest payments being made in each year (other than in respect of the first Interest Date on which all interest accrued from the date of allotment until that date will be paid). Goodman Finance may at any time on or prior to an Interest Date elect to suspend payment of any amount of Accrued Interest (or Unpaid Interest) or any part of such interest on the relevant Interest Date, if the Board believes on reasonable grounds that:

(i) Goodman Finance, Burns Philp, either Issuer or any Guarantor has breached, or making the payment of interest, or such part of the interest (as the case may be), would, or would be likely to, result in Goodman Finance, Burns Philp, either Issuer or any Guarantor breaching the solvency test set out in section 4 of the Companies Act 1993 or any analogous provision in any other jurisdiction; or

(ii) Goodman Finance, Burns Philp, either Issuer or any Guarantor has breached, or the payment of interest, or such part of the interest (as the case may be), would, or would be likely to, result in Goodman Finance, Burns Philp, either Issuer or any Guarantor breaching any covenant, warranty or undertaking it has given to a Senior Creditor; or

(iii) Goodman Finance has breached, or the payment of the interest, or such part of the interest (as the case may be), would, or would be likely to, result in the breach by Goodman Finance of any other legal obligation.

Goodman Finance may make such election to suspend in respect of either Tranche of Capital Notes or both in its absolute discretion. Goodman Finance will, if it is obliged to do so pursuant to clause 3.16 of the Trust Deed, suspend the payment of any amount of Accrued Interest (or Unpaid Interest) on the relevant Interest Date.

(b) Unpaid Interest

All interest which is not paid on its due date (whether due to a suspension pursuant to Condition 3.2(a) or otherwise) will, so long as it remains unpaid, bear interest (**Additional Interest**) at the Interest Rate, accruing daily and compounded on each subsequent Interest Date. All such Unpaid Interest (as defined below) will fall due for payment on the subsequent Interest Date. Goodman Finance may, at its option and upon giving not more than 14 nor less than seven days' notice to Noteholders, or holders of the relevant Tranche of Capital Notes, as the case may be, (which notice may be accompanied by a post-dated cheque), pay all or part of such Accrued Interest and Additional Interest (together, **Unpaid Interest**). If part only is paid, it must be paid on a pro rata basis across all Capital Notes or the relevant Tranche of Capital Notes, as the case may be. Unpaid Interest relating to any Interest Period may not be paid before the Unpaid Interest relating to any earlier Interest Period has been paid. All Unpaid Interest will become due and payable in and upon the Commencement of Liquidation of Goodman Finance, but subject to clause 3 of the Trust Deed and Condition 2.2.

(c) Notice to Trustee

Goodman Finance covenants with the Trustee and each Noteholder that it will promptly notify the Trustee if Goodman Finance will not make a payment of interest on the Capital Notes when due in accordance with Condition 3.2(a), including if it intends to suspend payment of any interest in accordance with that clause.

In the Conditions:

Final Interest Date means the first to occur of the Share Redemption Date, the Cash Redemption Date or the Liquidation Redemption Date.

Interest Date means (i) in respect of each Five Year Capital Note, 15 December 2003 and each 15 March, 15 June, 15 September and 15 December thereafter until the Final Interest Date; and (ii) in respect of each Eight Year Capital Note, 15 November 2003, and each 15 February, 15 May, 15 August and 15 November thereafter until the Final Interest Date or, in each case, such other dates determined by Goodman Finance pursuant to Condition 4.1(a) or 4.5, as the case may be.

Interest Period means the period from and including one Interest Date to, but excluding, the next Interest Date provided that the first Interest Period will be deemed to be a period from and including the date on which the relevant Capital Note was allotted to, but excluding (i) in the case of each Five Year Capital Note, 15 December 2003; and (ii) in the case of each Eight Year Capital Note, 15 November 2003.

If Goodman Finance has elected to suspend payment of interest in accordance with this Condition, Goodman Finance is not obliged to pay that interest on the relevant Interest Date, and Burns Philp has covenanted in the Trust Deed not to pay any dividend on, or make any distribution in respect of, its shares (or take certain other actions) while any such interest remains unpaid. Any non-payment of interest on an Interest Date will not give rise to any right to accelerate payment of any amount due under a Capital Note and, in addition, if Goodman Finance has elected to suspend payment of Accrued Interest (or Unpaid Interest) on any Interest Date, non-payment of interest on that Interest Date does not constitute a default by Goodman Finance for any purpose.

3.3 Payments

All payments in relation to a Capital Note may be satisfied by:

(a) **Post**

mailing cheques to the addresses of; or

(b) **Direct credit**

direct credit to any bank account nominated in writing (prior to the Record Date) of,

in the case of any payment of Accrued Interest in relation to the initial Interest Period, the subscriber of the Capital Note, and in all other cases, the Noteholder entered in the Register on the Record Date. Such mailing or direct credit will occur prior to 5.00pm on the relevant Interest Date (or, if that date is not a Business Day, the next Business Day after that date) or other date on which payment is required to be made.

In these Conditions, **Record Date** means a Friday which is also a day on which the NZSE is open for trading (or the previous day if the NZSE is not open for trading on such Friday), not less than seven Business Days prior to the relevant Interest Date, such Record Date being notified to the NZSE at least 10 Business Days prior to the relevant Record Date, or within such lesser period as is approved by the NZSE.

3.4 Withholding tax

(a) **Deduction for withholding**

Subject to Condition 3.4(b), all payments or credits to, or to the account of, Noteholders (including payments of, and credits in respect of, interest) will be made net of any tax in respect thereof required by law to be withheld, deducted or paid by Goodman Finance, except to the extent that Goodman Finance is satisfied that the Noteholder is exempt from any such tax or is a person in respect of whom any such withholding, deduction or payment is not required to be made. Any Noteholder claiming any such exemption or to be such a person must provide Goodman Finance with such evidence as Goodman Finance may from time to time require to satisfy itself in respect of the validity of that claim.

(b) **Approved issuer levy**

Noteholders to whom such is relevant may in writing request Goodman Finance to advise the basis, if any, upon which Goodman Finance, at no cost to itself, is prepared from time to time to deduct and pay the approved issuer levy (within the meaning of section 86F of the Stamp and Cheque Duties Act 1971) as an alternative to the exercise by Goodman Finance of its rights as referred to in Condition 3.4(a). Goodman Finance may make such arrangements with those Noteholders to pay the levy as it sees fit.

(c) **Taxation indemnity from Noteholder**

If, in relation to any Capital Note, the Trustee, Goodman Finance or Burns Philp becomes liable to make any payment of, or on account of, tax payable by the Noteholder on or in relation to any Capital Notes, the Trustee, Goodman Finance and Burns Philp are all indemnified by the Noteholder and the personal representatives or successor of that Noteholder (and, as concerns the Trustee, also by Goodman Finance), in respect of any such liability, and any moneys paid by the Trustee, Goodman Finance or Burns Philp in respect of any such liability may be recovered by action from such Noteholder and the personal representatives or successor of such Noteholder (as the case may be) as a debt due to the Trustee, Goodman Finance or Burns Philp, as the case may be. Nothing in this Condition prejudices or affects any other right or remedy of the Trustee, Goodman Finance or Burns Philp.

4. ELECTION TO RETAIN OR REDEEM CAPITAL NOTES

4.1 Election Notice

In relation to each Tranche, Goodman Finance must give to each holder of Capital Notes constituting that Tranche (and send a copy to the Trustee) not later than three Business Days after the date (the **Election Record Date**) which is 33 Business Days before (i) in respect of a Five Year Capital Note, 15 December 2008 and each subsequent New Election Date; and (ii) in respect of an Eight Year Capital Note, 15 November 2011 and each subsequent New Election Date (the **Election Date**) a notice (an **Election Notice**) specifying:

(a) **New Conditions**

if applicable, the new conditions (the **New Conditions**) as to Interest Rate, Interest Dates, Election Date (the **New Election Date**), financial covenants and each other modification to the Conditions to apply to a Tranche of Capital Notes following the Election Date (which, for the avoidance of doubt, may be a continuation of the then existing Conditions other than the Election Date); and

(b) **Redeem Capital Notes**

the proportion of Capital Notes which shall be compulsorily redeemed or purchased in accordance with Conditions 4.3(c) and (d).

4.2 Noteholder's election to retain or redeem

Unless Goodman Finance has given notice under Condition 4.1(b) that it will redeem or it, Burns Philp or any of Burns Philp's subsidiaries will purchase all Capital Notes in a particular

Tranche on the Election Date, each holder of Capital Notes constituting the relevant Tranche must complete and sign the Election Notice and return it to Goodman Finance not later than the date (the **Notification Date**) which is 20 Business Days after the Election Record Date and must indicate in the Election Notice, in relation to the proportion of Capital Notes he or she holds which will not be compulsorily redeemed or purchased by Goodman Finance, either or both of:

(a) **Retain Capital Notes**

the Capital Notes in respect of which the Noteholder accepts the New Conditions with effect from the Election Date; and

(b) **Redeem Capital Notes**

the Capital Notes in relation to which the Noteholder does not accept the New Conditions and which, as a result, the Noteholder wishes to have redeemed in accordance with Condition 4.3(b) on the Election Date.

If, in relation to a Capital Note:

(c) **No Election Notice received**

Goodman Finance does not receive a properly completed Election Notice from the Noteholder on or before the Notification Date; or

(d) ***No election indicated***

to the extent that Goodman Finance receives an Election Notice, the Election Notice does not indicate whether or not the Noteholder elects to request redemption of all or part of the Capital Notes; or

(e) ***Denomination and multiples of Capital Notes***

to the extent that Goodman Finance receives an Election Notice, implementation of the election made by the Noteholder would result in him or her remaining a Noteholder of Capital Notes with a Principal Amount of less than $5,000 per Tranche,

the Noteholder will be deemed to have accepted the New Conditions in respect of, in the case of (c) and (e) above, all such Capital Notes and, in the case of (d) above, such number of such Capital Notes in respect of which no such indication has been given.

4.3 Redemption (by way of payment of cash or issue of Burns Philp Shares) or purchase on Election Dates

(a) **Goodman Finance option to redeem**

No later than 10 Business Days before and including the Election Date for a Tranche of Capital Notes, Goodman Finance may elect that either:

(i) it redeems, or that Burns Philp or a Subsidiary of Burns Philp purchases, for cash; or

(ii) it redeems by Burns Philp issuing Burns Philp Shares in accordance with Condition 4.4,

some or all of the Capital Notes of that Tranche held by a Noteholder irrespective of any election made by that Noteholder under Condition 4.2 (including if no election is made as contemplated by Condition 4.2(c) or (d)) by giving notice in writing of such election to Noteholders of the relevant Tranche.

(b) **Redemption or purchase for cash**

If Goodman Finance elects that it will redeem, or that Burns Philp or a Subsidiary of Burns Philp will purchase, for cash some or all of the Capital Notes in a particular Tranche, Goodman Finance must promptly notify Noteholders of that Tranche that such redemption or purchase of the Capital Notes for cash will occur on the Election Date, and such redemption or purchase for cash will be at the price calculated in accordance with Condition 4.3(d).

(c) ***Part redemption or purchase***

(i) If Goodman Finance elects to exercise its rights under Condition 4.1 to redeem or purchase some but not all of the Capital Notes in a particular Tranche then any such redemption or purchase must be made on a *pro rata* basis across all Capital Notes in the relevant Tranche.

(ii) If following the receipt of Election Notices in relation to Capital Notes of a particular Tranche pursuant to Condition 4.2, Goodman Finance elects to exercise its right under Condition 4.3(a) to redeem or purchase, or redeem by procuring that Burns Philp issue Burns Philp Shares, some but not all of the Capital Notes, then the particular Capital Notes redeemed or purchased shall be determined on the following basis:

(A) if as a result of exercising its right to redeem some of the Capital Notes by Burns Philp issuing Burns Philp Shares, Goodman Finance intends to redeem or purchase for cash Capital Notes having a Principal Amount which, in aggregate, is equal to or less than the aggregate Principal Amount of Capital Notes which Noteholders elected to redeem under Condition 4.2(b), such redemption or purchase shall be made by:

(i) if the Company elects that some of the Capital Notes are to be redeemed or purchased for cash, by redeeming for cash on a pro rata basis across those Capital Notes which Noteholders elected to redeem under Condition 4.2(b);

(ii) redeeming the balance of the Capital Notes which Noteholders elected to redeem under Condition 4.2(b) by Burns Philp issuing Burns Philp Shares; and

(iii) if further Capital Notes are to be redeemed by the issue of Burns Philp Shares, redeeming on a pro rata basis across remaining Noteholders; and

(B) if Goodman Finance elects to redeem or purchase for cash Capital Notes having a Principal Amount which, in aggregate, exceeds the aggregate Principal Amount of Capital Notes which Noteholders elected to redeem under Condition 4.2(b), such redemption or purchase shall be made by first, redeeming all Capital Notes which Noteholders elected to redeem under Condition 4.2(b) and, secondly, redeeming on a *pro rata* basis across all remaining Capital Notes of the relevant Tranche.

In making any redemption or purchase, Goodman Finance shall be entitled to adjust the number of Capital Notes to be redeemed in relation to any particular Noteholder to ensure each Noteholder maintains a Minimum Holding of Capital Notes in the relevant Tranche.

(d) **Calculation of redemption or purchase amount**

For the purposes of Conditions 4.1, 4.3(b) and 4.5, the redemption or purchase price, as the case may be, payable for the Capital Notes will be the amount equal to the aggregate of:

(i) the Principal Amount of the Capital Notes to be redeemed or purchased; and

(ii) the Accrued Interest and Unpaid Interest in respect of such Capital Notes.

(e) **Redemption at request of Noteholder**

Subject to Condition 4.3(a), Goodman Finance will redeem, or procure that Burns Philp or a Subsidiary of Burns Philp will purchase, for cash all Capital Notes in relation to which a Noteholder has requested redemption under Condition 4.2(b). Such redemption or purchase for cash will occur on the Election Date and at the price calculated in accordance with Condition 4.3(d).

4.4 Redemption of Capital Notes by the issue of Burns Philp Shares

(a) **Basis of redemption**

Burns Philp undertakes to redeem those Capital Notes of the relevant Tranche which were the subject of a notice under Condition 4.3(a)(ii) by issuing to the relevant Noteholder on the Election Date such number (fractions being rounded down to the nearest whole number) of Burns Philp Shares as have an aggregate Value equal to the aggregate as at the Election Date (less any withholdings or deductions required by law) of the Principal Amounts of, and Accrued Interest and Unpaid Interest on, any Capital Notes which are held by the Noteholder which Goodman Finance has elected to redeem by Burns Philp issuing Burns Philp Shares.

In these Conditions:

Value means the New Zealand Dollar Equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date on which Burns Philp Shares were bought and sold (and adjusted to eliminate the effect of any dividend entitlement, share buyback, consolidation or similar transaction reflected in such price and to which the Noteholder would not be entitled), or if no Burns Philp Share was sold on the ASX during that period, the last sale price of a Burns Philp Share sold on the ASX prior to such period.

New Zealand Dollar Equivalent *means at any date, and in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.*

Each Burns Philp Share issued in accordance with this Condition will rank *pari passu* with the Burns Philp Shares then on issue, except that such Burns Philp Shares will not carry any rights to any dividend or other distribution declared or paid or made on such Burns Philp Shares by reference to a record date prior to the Election Date. Letters of allotment or certificates in respect of Burns Philp Shares so issued will be posted to the relevant Noteholders on, or as soon as practicable after, the Election Date.

(b) **Alternatives to Redemption by the issue of Burns Philp Shares**

If, at any time, Burns Philp is unable lawfully to issue Burns Philp Shares to Noteholders in redemption of Capital Notes in accordance with these Conditions, or Burns Philp Shares cease to be eligible to be quoted on the ASX, the Capital Notes will be unaffected and continue to exist on their then terms (including as to Interest Rate) until the Election Date. If, on the Election Record Date, Burns Philp remains unable to issue Burns Philp Shares, or Burns Philp Shares remain ineligible to be quoted, and the Trustee is not satisfied that such Burns Philp Shares will become eligible to be so quoted within 30 days, all rights of redemption by way of the issue of Burns Philp Shares will be suspended and Goodman Finance is to elect (such election to be notified to Noteholders within the same time periods applicable to Election Notices under Condition 4.1), whether the Capital Notes or any proportion of the Capital Notes will be compulsorily redeemed in accordance with Condition 4.3 or be deemed to be rolled over on the following terms:

(i) the Interest Rate to apply to the Capital Notes from the Election Date to the Replacement Election Date (as determined in Condition 4.4(b)(ii)) will be the Swap Rate as at the Election Date for a period of two years plus a margin of 5%; and

(ii) the Election Date will be replaced by a new Election Date selected by Goodman Finance (which must be a date which is not more than two years from the Election Date (or if that date is not a Business Day, the next Business Day after that date) (the **Replacement Election Date**)).

If, on the Replacement Election Date, Burns Philp is unable lawfully to issue Burns Philp Shares to Noteholders in redemption of Capital Notes in accordance with these Conditions or Burns Philp Shares cease to be eligible to be quoted on the ASX, this Condition 4.4(b) will apply again with the necessary modifications.

4.5 Compulsory redemption

If, as a result of a general offer to purchase made to some or all holders of the Burns Philp Shares, any person, whether acting alone or in concert with any other person:

(a) is, or is entitled to become, the holder (absolutely or beneficially and whether directly or indirectly) of all Burns Philp Shares; or

(b) has or will have the right to cast all votes on a poll at a general meeting of Burns Philp on a matter on which holders of Burns Philp Shares are entitled to vote:

but no offer is made to Noteholders to purchase all of the Capital Notes of the relevant Tranche, then Goodman Finance must prior to the next Election Date for a Tranche, give notice to all Noteholders of the relevant Tranche within the same time period applicable to Election Notices under Condition 4.1. Goodman Finance, Burns Philp or any of its Subsidiaries shall offer to redeem or purchase all Capital Notes of the relevant Tranche on that next Election Date (and such redemption or purchase must occur on that Election Date at the price calculated in accordance with Condition 4.3(d)). Goodman Finance may also, in addition, offer New Conditions in respect of the relevant Capital Notes to apply as from that next Election Date. If New Conditions are offered, each Noteholder of the relevant Tranche must then make an election within the same time period applicable to Election Notices delivered under Condition 4.1. If no New Conditions are offered or a Noteholder elects that Goodman Finance redeems or purchases (or procures the purchase of) his or her Capital Notes, such redemption or purchase must occur on that Election Date at the price calculated in accordance with Condition 4.3(d). If a Noteholder elects to accept the New Conditions, those New Conditions will apply from the next Election Date. If New Conditions are offered and a Noteholder does not make an election, the Noteholder will be deemed to have accepted the New Conditions in respect of such number of Capital Notes in respect of which no election is made.

4.6 Share register

All Burns Philp Shares issued upon the redemption of Capital Notes will be validly issued and be entered on the share register of Burns Philp.

4.7 Surrender of Holding Certificates on redemption by the issue of Burns Philp Shares

(a) **Redemption by the issue of Burns Philp Shares and new certificates**

Every Noteholder must, if and to the extent so required by Goodman Finance as a condition precedent to:

(i) the issue of Burns Philp Shares in redemption of Capital Notes, surrender the Holding Certificate (if any) and provide the holder and FASTER identification numbers in respect of such Capital Notes to Goodman Finance; and

(ii) the issue of a new certificate in accordance with clause 2.6 of the Trust Deed, surrender the existing Holding Certificate (if any) and, if necessary, provide the holder and FASTER identification numbers to Goodman Finance or the Registrar.

(b) **Purchase or redemption (by way of payment of cash or issue of Burns Philp Shares)**

Every Noteholder must immediately surrender to Goodman Finance or the Registrar, the Holding Certificate (if any) and provide the holder and FASTER identification numbers in respect of such Capital Notes to be purchased or redeemed pursuant to Conditions 4.3 to 4.5.

(c) **Cancellation of Holding Certificate not surrendered**

The Registrar is entitled, at the option of Goodman Finance, to cancel, or to enter Goodman Finance in the Register as the Noteholder of, and issue a substitute Holding Certificate (together with holder and FASTER identification numbers) for, any Capital Notes relating to the Holding Certificate (if any) not so surrendered.

4.8 Capital Notes held by subsidiaries

Notwithstanding the Conditions, Condition 4 (other than Condition 4.9) will not apply to any Capital Note already held by a wholly-owned Subsidiary of Burns Philp or Burns Philp on the Notification Date.

4.9 Cancellation on redemption (by way of payment of cash or issue of Burns Philp Shares) or purchase

Each Capital Note which is redeemed by the issue of a Burns Philp Share or otherwise redeemed in accordance with the Conditions is and will be deemed to be cancelled, and neither Goodman Finance, Burns Philp nor the Trustee will have any further liabilities or obligations in respect of that Capital Note or the relevant Noteholder. Each of Burns Philp and its Subsidiaries may at any time purchase a Capital Note for its own account. Each Capital Note so purchased by Burns Philp or a wholly-owned Subsidiary of Burns Philp will be cancelled and neither Goodman Finance, Burns Philp nor the Trustee will have any further liabilities or obligations in respect of that Capital Note or the relevant Noteholder.

4.10 Call option

Goodman Finance may, at any time after 5 May 2004, upon giving Noteholders 45 days' written notice, require redemption of all or any portion of the Capital Notes. If Goodman Finance proposes to redeem any portion of the Capital Notes, such redemption must be made on a pro rata basis across all Noteholders. Goodman Finance further agrees that if a pro rata redemption would result in a Noteholder holding:

(a) less than a Minimum Holding in relation to a Tranche of Capital Notes, then Goodman Finance will redeem all Capital Notes of the relevant Tranche held by that Noteholder; or

(b) Capital Notes of a Tranche in a Principal Amount other than $5,000 and integral multiples of $1,000 thereafter, Goodman Finance shall redeem such number of Capital Notes of the relevant Tranche which will result in the Noteholder's holding being reduced to an aggregate Principal Amount equal to the nearest of $5,000 and integral multiples of $1,000 thereafter; and

in each case such redemptions shall be made at the same time, and at the same price, at which Goodman Finance exercises its rights under this call option.

If Goodman Finance exercises its right to redeem all or any portion of the Capital Notes pursuant to this Condition, the redemption price paid to Noteholders for each Capital Note shall be determined as follows:

(a) in relation to Five Year Capital Notes:

(i) if redeemed prior to 5 May 2005, 103% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(ii) if redeemed on or after 5 May 2005 and prior to 5 May 2006, 102% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(iii) if redeemed on or after 5 May 2006 and prior to 5 May 2007, 101% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(iv) if redeemed on or after 5 May 2007 and prior to 15 December 2008, 100% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(b) in relation to Eight Year Capital Notes:

(i) if redeemed prior to 5 May 2005, 106% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(ii) if redeemed on or after 5 May 2005 and prior to 5 May 2006, 105% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(iii) if redeemed on or after 5 May 2006 and prior to 5 May 2007, 104% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(iv) if redeemed on or after 5 May 2007 and prior to 5 May 2008, 103% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(v) if redeemed on or after 5 May 2008 and prior to 5 May 2009, 102% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date; and

(vi) if redeemed on or after 5 May 2009 and prior to 5 May 2010, 101% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date; and

(vii) if redeemed on or after 5 May 2010 and prior to 15 November 2011, 100% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date.

5. TRANSFERS AND REPLACEMENTS OF CAPITAL NOTES

5.1 Transfers

Capital Notes may be transferred in minimum Principal Amounts of $1,000 per Tranche or such lesser amount as Goodman Finance may from time to time permit subject to Condition 5, provided that, following any such transfer, the transferee holds Five Year Capital Notes and Eight Year Capital Notes, in each case with a minimum Principal Amount of $5,000.

5.2 Form of transfer

Subject to the Conditions and the Trust Deed, a Noteholder may transfer any Capital Note held by him or her by:

(a) **Written instrument**

a written instrument of transfer in the usual or common form signed by the transferor and the transferee; or

(b) **FASTER system**

means of the FASTER system operated by the NZSE; or

(c) **Other method**

any other method of transfer of marketable securities which is not contrary to any law and which may be operated in accordance with the NZSE Listing Rules, and which is approved by Goodman Finance.

5.3 Registration process

(a) **Transfers other than through FASTER**

The following provisions apply to instruments of transfer other than any transfer under Condition 5.2(b):

(i) the instrument of transfer must be left at the Registry accompanied by the Holding Certificate (if any) in respect of the Capital Notes to be transferred or such other evidence as the Registrar or the Trustee requires to prove the transferor's title to, or right to transfer, the Capital Notes including the relevant holder and FASTER identification number, together with evidence that any applicable duties and taxes required to be paid by any relevant legislation in order for the Capital Notes to be transferred have been paid; and

(ii) on registration of a transfer of a Capital Note, the Holding Certificate (if any) evidencing that Capital Note will be cancelled and replaced.

(b) **Fees**

Goodman Finance will direct the Registrar not to charge a fee to any Noteholder for:

(i) registering transfers of Capital Notes; or

(ii) splitting Holding Certificates in relation to Capital Notes; or

(iii) issuing Holding Certificates (where bound to do so) and transmission receipts in relation to Capital Notes; or

(iv) using holder or FASTER identification numbers in relation to Noteholders; or

(v) effecting conversions between sub-registers (if any) of the Register; or

(vi) noting transfer forms in relation to Capital Notes,

except in the case where Holding Certificates, or any information necessary to effect a transfer of Capital Notes, are issued to replace a lost or destroyed Holding Certificate.

5.4 Transfers must be registered

Subject to Condition 5, Goodman Finance must direct the Registrar not to refuse to register or fail to register or give effect to, a transfer of Capital Notes.

5.5 Refusal to register transfers

Goodman Finance may direct the Registrar to refuse to register any transfer of Capital Notes where the Conditions, the Trust Deed, any NZSE Listing Rules or any applicable legislation permits, or requires Goodman Finance to do so.

5.6 Notice of refusal to register

Where registration of a transfer of Capital Notes is refused under Condition 5.5, Goodman Finance must direct the Registrar to give written notice of the refusal and the precise reasons for the refusal to the party lodging the transfer, if any, within five Business Days after the date on which the transfer was lodged. The failure to give such a notice will not invalidate the decision not to register.

5.7 Retention of transfers

Goodman Finance is to direct the Registrar to retain all instruments of transfer of Capital Notes which are registered, but any instrument of transfer of Capital Notes the registration of which was declined or refused (except on the ground of suspected fraud) is to be returned to the party lodging the transfer.

5.8 Powers of attorney

Any power of attorney granted by a Noteholder empowering the donee to deal with, or transfer Capital Notes, which is lodged, produced or exhibited to the Registrar will be deemed to continue and remain in full force and effect as between Goodman Finance, the Trustee, the Registrar and the grantor of that power, and may be acted on, until express notice in writing that it has been revoked or notice of the death of the grantor has been received at the Registry.

5.9 Transmission by operation of law

Any person becoming entitled to any Capital Note by operation of law (including the death or bankruptcy of any Noteholder) may, upon producing such evidence of entitlement as is acceptable to Goodman Finance, obtain registration as the Noteholder of such Capital Note or execute a transfer of such Capital Note. This provision includes any case where a person becomes entitled as a survivor or where persons are registered as joint Noteholders.

5.10 Replacement of Holding Certificates

If any Holding Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the office of the Registrar upon payment by the claimant of the fees and expenses incurred in connection with such replacement and on such terms as to evidence and indemnity as Goodman Finance and the Registrar may require. Mutilated or defaced Holding Certificates must be surrendered before replacements will be issued. The Registrar may decline to register any transfer unless the relevant Holding Certificate is produced, but may in its discretion dispense with production of the Holding Certificate subject to production instead of such indemnity or declaration of loss as it may require.

5.11 Notices

All notices given by Noteholders in accordance with the Conditions will be irrevocable.

5.12 Sale of less than Minimum Holding

The Board may at any time give notice to any Noteholder holding less than a Minimum Holding of Capital Notes that if at the expiration of three months after the date the notice is given the Noteholder still holds Capital Notes which are less than a Minimum Holding, the Board may exercise the power of sale of those Capital Notes set out in Condition 5.12. If that power of sale becomes exercisable:

(a) the Board may arrange for the sale of those Capital Notes through the NZSE or in some other manner approved by the NZSE;

(b) the Noteholder shall be deemed to have authorised Goodman Finance to act on the Noteholder's behalf and to execute all necessary documents for the purposes of that sale;

(c) Goodman Finance shall account to the Noteholder for the net proceeds of sale of the Capital Notes (after deduction of reasonable sale expenses), which shall be held on trust for the Noteholder by Goodman Finance and paid to the Noteholder on surrender of any Holding Certificates for the Capital Notes sold; and

(d) the title of a purchaser of any notes sold pursuant to Condition 5.12 shall not be affected by any irregularity or invalidity in the exercise of the power of sale or the sale itself.



The Capital Notes are constituted pursuant to the Trust Deed. Noteholders are entitled to the benefit of, and are bound by, the provisions of the Trust Deed.

INTRODUCTION

The following is a summary of the principal provisions of the Trust Deed (excluding the Conditions that are described in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 60 to 67) under which the Capital Notes will be issued. Investors requiring further information should refer to the Trust Deed, which is available for inspection at the places referred to under the heading "What Other Information can I Obtain about this Investment?" on page 58.

In this summary, unless otherwise indicated, words commencing with a capital letter are defined in the Trust Deed.

RANKING OF THE CAPITAL NOTES

The Trust Deed does not create any security over the assets of Goodman Finance. The Capital Notes constitute unsecured and subordinated indebtedness of Goodman Finance.

In any distribution of assets of Goodman Finance in a Liquidation of Goodman Finance or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the claims of Noteholders for repayment of all amounts outstanding on the Capital Notes will rank behind the claims of all other creditors of Goodman Finance (including unsecured and trade creditors), other than creditors who have agreed to rank subordinate to, or equal with, the obligations of Goodman Finance under the Capital Notes. The Capital Notes rank equally among themselves. In a Liquidation of Goodman Finance, the Trustee (on behalf of the Noteholders) will be entitled to claim the Liquidation Amount and each Capital Note will be redeemable for an amount equal to the Liquidation Amount. The Liquidation Amount is an amount equal to the aggregate Principal Amount of a Capital Note plus all Accrued Interest and Unpaid Interest in respect of that amount.

FURTHER ISSUES

Under the Trust Deed, Goodman Finance reserves the power to create and issue additional capital notes (the "Further Capital Notes"), with the consent of the Trustee, but without the consent of the Noteholders, ranking equally with, senior to, or junior to, the Capital Notes and otherwise on such terms as Goodman Finance may determine. Any Further Capital Notes may be constituted by a deed in a form agreed to by the Trustee, Goodman Finance and Burns Philp, and supplemental to the Trust Deed. Alternatively, any such issue of Further Capital Notes could be made pursuant to a new trust deed without the need for consent of the Trustee, in which case, the issue may be subject to the appointment of a trustee in respect of those Further Capital Notes.

Under the Trust Deed, Goodman Finance may, at any time prior to 1 January 2025, without the consent of the Trustee or the Noteholders, issue up to 2.0 billion of any class of ordinary, preferred or deferred shares.

GUARANTEES

Burns Philp and each wholly-owned Subsidiary of Burns Philp incorporated in Australia, New Zealand and the United States of America which has gross revenues from non-Group Members of A$10 million (or its equivalent in another currency) or more in its most recently completed financial year will guarantee to the Trustee, for the benefit of the Noteholders, payment of all amounts due under the Capital Notes and the Trust Deed on an unsecured and subordinated basis pursuant to the Guarantees.

The names of the Guarantors as at the date of this Investment Statement and the terms of the Guarantees are described in the section of this Investment Statement entitled "Summary of Guarantees" on pages 74 and 75.

RESTRICTIONS ON GOODMAN FINANCE AND BURNS PHILP

The Trust Deed contains no direct limitations in relation to the creation of mortgages or charges or other securities, other than an obligation imposed on Goodman Finance to observe the covenants referred to below under the heading "Goodman Finance Covenants".

The Trust Deed also imposes certain obligations on Burns Philp as set out below under the heading "Burns Philp Covenants".

While any Capital Note remains outstanding, the Trust Deed requires Burns Philp to ensure that:

- it will not incur; and
- it will procure that none of its Subsidiaries will incur,

any indebtedness for borrowed money ranking equally with, or in priority to, the obligations of the relevant entity under the Capital Notes or a Guarantee, as the case may be, if incurring that indebtedness would result in the ratio of Net Total Debt to LTM EBITDA exceeding:

- during the period from the date of the Trust Deed until 31 December 2004, 5.00:1; and
- at all times thereafter, 4.75:1.

When calculating the ratio of Net Total Debt to LTM EBITDA under this covenant on any test date:

- during the period from the date of the Trust Deed until the date falling 12 months after the date on which Goodman Fielder

and its Subsidiaries form part of the Group for the purposes of preparing consolidated financial statements, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date and on a pro forma basis as if Goodman Fielder and its Subsidiaries had formed part of the Covenant Group since 30 April 2002; and

- at any time after the end of that period, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date.

The terms "Net Total Debt", "LTM EBITDA" and "Covenant Group" are defined in the "Glossary" section of the Prospectus. Copies of the Prospectus may be obtained, free of charge, from the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 752), any other NZSE firm or Goodman Finance.

This covenant is not intended to restrict the refinancing of any indebtedness for borrowed money existing at the date of the Trust Deed, drawings made by Burns Philp or any Subsidiary under a revolving facility in the ordinary course of business or any indebtedness incurred among Burns Philp and/or its Subsidiaries from time to time.

REDEMPTION PROCEDURES

The Trust Deed contains detailed provisions relating to the redemption (whether by the payment of cash or issue of Burns Philp Shares) or purchase of the Capital Notes which are described in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 60 to 67.

If a general offer to purchase some or all of the Burns Philp Shares is made which results or will result in any person, or persons acting in concert, holding or being entitled to hold all Burns Philp Shares or having the right to cast all votes on a poll at a general meeting of Burns Philp on a matter on which holders of Burns Philp Shares are entitled to vote, but no offer is made to purchase all the Capital Notes of the relevant Tranche, then Goodman Finance, Burns Philp or any of its Subsidiaries must offer to purchase or redeem on the next Election Date all the outstanding Capital Notes of the relevant Tranche at the same purchase price payable for redemption or purchase of Capital Notes as would apply to a purchase or redemption upon the next Election Date. Goodman Finance may also, at its discretion, offer New Conditions in respect of the relevant Capital Notes. If New Conditions are offered, each Noteholder of the relevant Tranche must then make an election within the same time period applicable to Election Notices delivered under Condition 4.1. If New Conditions are offered and a Noteholder elects to accept those New Conditions, those New Conditions will apply from the next Election Date. If New Conditions are offered and a Noteholder does not make an election, the Noteholder will be deemed to have accepted the New Conditions in respect of such number of Capital Notes in respect of which no election is made.

UNPAID INTEREST

The Trust Deed provides that interest may be suspended (and Goodman Finance will be obliged to suspend the payment of interest) in whole or in part in respect of either or both Tranches of Capital Notes in certain circumstances and that the Trustee will be advised of such suspension. In the event that interest is not paid on an Interest Date, that interest will itself bear interest, accruing daily and it will compound and become payable on the subsequent Interest Date. Interest that has been suspended is payable on the next Interest Date unless it is again suspended by Goodman Finance.

Non-payment of interest does not constitute a default by Goodman Finance and does not give rise to any right to accelerate payment of any amount due under the Capital Notes or to claim under any of the Guarantees. Burns Philp has covenanted in the Trust Deed not to pay any dividend on, or make any distribution in respect of, Burns Philp Shares (or take certain other actions) while any interest remains unpaid. Noteholders have no right to claim for the payment by Goodman Finance of the Liquidation Amount, being the Principal Amount of the Capital Notes together with Accrued Interest and Unpaid Interest, other than on a Liquidation of Goodman Finance as set out in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 60 to 67.

GOODMAN FINANCE COVENANTS

Goodman Finance has covenanted in the Trust Deed:

- to notify the Trustee promptly if it intends not to, or fails to, make a payment of interest on the Capital Notes when due;
- to send to the Trustee a copy of each notice given by it to Noteholders generally;
- to advise the Trustee as soon as reasonably practicable of each decision by Goodman Finance to redeem (whether by payment of cash or issue of Burns Philp Shares) or compulsorily purchase a Capital Note under Condition 4 of the Capital Notes;
- to use reasonable endeavours to ensure that the Capital Notes are, upon their issue, quoted on the NZSE and that such quotation is maintained;
- to send to the Trustee a copy of each annual and semi-annual report that it sends to Noteholders in accordance with Rule 10.5 of the NZSE Listing Rules, at the same time as those reports are distributed;
- to conduct its affairs in a proper and businesslike manner;
- whenever requested, to give to the Trustee such information as the Trustee may reasonably require to discharge its duties, trusts and powers under the Trust Deed or imposed upon it by law;
- to at all times comply with the Securities Act 1978, the Securities Regulations 1983, the Companies Act, the Financial Reporting Act 1993, the NZSE Listing Rules and all applicable laws;
- not to issue an investment statement or prospectus in respect of the issue of Capital Notes or Further Capital Notes which are constituted pursuant to the Trust Deed, without prior notice to the Trustee; and
- to comply with sections 116 and 117 of the Companies Act in relation to the Capital Notes, on the basis that these sections are modified to the extent necessary to reflect that the Capital Notes are not shares.

Goodman Finance has also given certain other covenants in the Trust Deed.

BURNS PHILP COVENANTS

Burns Philp has covenanted in favour of the Trustee in the Trust Deed:

- to ensure compliance with the financial covenant set out on pages 68 and 69 under the heading "Restrictions on Goodman Finance and Burns Philp";
- that at any time while either:
  - the financial covenant set out on pages 68 and 69 under the heading "*Restrictions on Goodman Finance and Burns Philp*" is not complied with if it were then tested, or would not be complied with after making a payment of the kind described in this sub-paragraph; or
  - any amount of principal or interest payable on the Capital Notes has fallen due and remains unpaid (including where interest has been suspended in accordance with the Conditions),

  it will not pay any dividend on, or make any other distribution in respect of, or pay any interest on, Burns Philp Shares, its indebtedness or other securities ranking, in its liquidation, equally with or behind its obligations under the relevant Guarantee or any indebtedness owed to a related company, nor acquire, redeem or repay (or assist any person to do so) any such indebtedness, shares or securities;
- to forward to the Trustee communications sent to holders of Burns Philp Shares generally, at the same time as those communications are sent to Burns Philp Shareholders;
- to issue Burns Philp Shares on redemption of Capital Notes in accordance with the Conditions and otherwise comply with the obligations expressed to be assumed by it in the Conditions; and
- to use its reasonable endeavours to ensure that Burns Philp Shares issued on the redemption of Capital Notes are, upon their issue, entitled to be quoted on the ASX and the NZSE, and that such quotation is maintained.

Burns Philp has also given certain other covenants in the Trust Deed.

PERIODIC REPORTING TO THE TRUSTEE

In the Trust Deed, Goodman Finance has undertaken to deliver to the Trustee no later than three months after the end of each of its or Burns Philp's financial years and financial half-year, as the case may be:

- to the extent not provided pursuant to the covenant to deliver the half-yearly and annual reports required to be delivered pursuant to Rule 10.5 of the NZSE Listing Rules, copies of its consolidated financial statements for the preceding year or half-year (audited in the case of annual financial statements);
- copies of the consolidated financial statements for the Group for the preceding year or half-year (audited in the case of annual financial statements) and, in the case of half-year financial statements, those financial statements will be in the form provided by Burns Philp to the ASX in accordance with Burns Philp's reporting obligations under the ASX Listing Rules;
- reports signed on behalf of the Board of Goodman Finance and the board of Burns Philp as to various matters relating to the Capital Notes, including certain details relating to the Capital Notes on issue and compliance by Goodman Finance, Burns Philp and its Subsidiaries with the material obligations under the Trust Deed as well as certain summary information regarding the Guarantors; and
- an auditor's report (at the same time as the audited annual financial statements referred to above are provided).

To the extent not provided pursuant to the covenant to deliver the half-yearly reports required to be delivered pursuant to Rule 10.5 of the NZSE Listing Rules, copies of the annual and half-yearly financial statements of Goodman Finance and the annual consolidated financial statements of the Group, as referred to above, will also be provided to Noteholders at the same time as they are provided to the Trustee.

Goodman Finance has covenanted in the Trust Deed to procure that the Board report provided to the Trustee will contain information relating to the calculation of the Net Total Debt to LTM EBITDA ratio referred to on pages 68 and 69 of this Investment Statement.

FORMULA TO BE APPLIED IF CAPITAL NOTES ARE REDEEMED BY THE ISSUE OF BURNS PHILP SHARES

If Capital Notes are redeemed for cash or purchased, Noteholders will receive payment of the Principal Amount and all Accrued Interest and Unpaid Interest.

If Capital Notes are to be redeemed by the issue of Burns Philp Shares, then no later than 10 Business Days before the Election Date for a Tranche of Capital Notes, Goodman Finance (at its discretion) may notify Noteholders that it has elected to redeem some or all of the Capital Notes in the relevant Tranche by the issue of Burns Philp Shares, irrespective of any election made by a Noteholder to either accept the new terms and conditions in respect of his or her Capital Notes or to request cash redemption or purchase.

The Burns Philp Shares to be issued on the redemption of those Capital Notes will be issued in accordance with a formula based on the Principal Amount of, and Accrued Interest and Unpaid Interest on, those Capital Notes and the New Zealand Dollar Equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled).

The New Zealand Dollar Equivalent means, at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.

CALL OPTION BY GOODMAN FINANCE

Goodman Finance may, at any time after 5 May 2004, upon giving Noteholders 45 days' written notice, redeem for cash all or any portion of the Capital Notes. If Goodman Finance elects to redeem only a portion of the Capital Notes, such redemption must be made on a pro rata basis across all Noteholders and in relation to both Tranches.

If the pro rata redemption would result in a Noteholder holding less than a Minimum Holding in relation to a particular Tranche, then Goodman Finance will redeem for cash all Capital Notes of the relevant Tranche held by that Noteholder.

In addition, if the pro rata redemption would result in a Noteholder holding Capital Notes of a Tranche in a Principal Amount other than $5,000 and integral multiples of $1,000 thereafter, Goodman Finance will "round-down" the relevant holding to an aggregate Principal Amount equal to the nearest of $5,000 and integral multiples of $1,000 thereafter, by redeeming for cash the relevant number of Capital Notes.

In each case, such redemptions will be made at the same time, and at the same price, at which Goodman Finance exercises its rights under the call option referred to above. Further information on this right (including the price payable on the exercise of the call option) is set out in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 65 and 66.

THE TRUSTEE'S POWERS AND DUTIES

The Capital Notes are distinguishable from ordinary debt securities by their very terms, particularly their limited payment rights, subordination, priority, limitations on rights of enforcement and the limited availability of remedies. The Trust Deed and the Conditions reflect these features. Therefore, the Trustee's duties are primarily to act as the Noteholders' agent in certain limited circumstances and, in particular, to collect or preserve the Noteholders' claims to amounts due, payable and enforceable upon the Liquidation of Goodman Finance or a Guarantor. The Trustee's powers and responsibilities are limited accordingly.

In particular, investors should be aware that:

- except to the extent that it is obligated to do so by law, the Trustee will not be bound to take steps to ascertain whether or not Goodman Finance or Burns Philp has committed any breach of the provisions of the Trust Deed unless the Trustee becomes aware that, or receives specific advice from the Directors of Goodman Finance, Burns Philp or the Auditors that, a breach has occurred or appears to have occurred or threatens to occur, or receives notice of the Commencement of Liquidation;
- the Trustee will not be liable to Noteholders, Goodman Finance or Burns Philp unless the Trustee has acted in gross negligence, fraudulently, dishonestly or in wilful breach of trust or any law or has otherwise failed to show the degree of care and diligence required of it having regard to its powers, authorities and discretions under the Trust Deed or by any law; and
- subject to compliance by the Trustee with its obligations under the Securities Regulations 1983, the Trustee is not required to monitor compliance by Goodman Finance, Burns Philp or any other party with the NZSE Listing Rules or the ASX Listing Rules and is entitled to assume that each of Burns Philp and Goodman Finance is so complying in the absence of notice to the contrary from Goodman Finance, Burns Philp, the ASX or the NZSE.

The Trustee may, among other things, in relation to the Capital Notes:

- represent the Noteholders in certain matters or proceedings concerning them;
- make certain waivers and determinations which will be binding on Noteholders;
- invest any moneys held in its capacity as Trustee, at its discretion, in the name of the Trustee or its nominee, in any investments it considers fit, with power to vary, transpose, deal with or dispose of such investments (less any customary fees and expenses incurred in connection with such investments) and all income from such investments will belong to the person in respect of whom such moneys are held by the Trustee;
- notify Noteholders of certain matters affecting their interests, convene meetings or otherwise seek directions from Noteholders or the court in respect of such matters;
- in performance of its duties, act on, or decline to act on, reports from Directors and auditors and, in the event of the Liquidation of Goodman Finance, its liquidator, and the advice or opinion of professional advisers; and
- decline to act unless protected for its liabilities, costs and expenses.

The practical consequence of the Trustee's right to decline to act unless it is protected for its liabilities, costs and expenses is that, unless Goodman Finance itself or Noteholders provide funding to the Trustee to enable it to take enforcement steps or action to which it may be entitled on their behalf, the Trustee may not be in a position to take any such enforcement action.

Enforcement against Guarantors, for example, might prove to be expensive in view of the fact that some of them, at least at the date of this Investment Statement, are incorporated in jurisdictions outside New Zealand and before any enforcement steps were taken the Trustee would need to take legal advice from its counsel in the place of incorporation of the relevant Guarantor.

In a situation where enforcement action might be contemplated, there can be no assurance that Goodman Finance or any Noteholders would be able or willing to provide the funding required to pursue any enforcement steps or other action.

The duties set out in clause 1 of the Fifth Schedule to the Securities Regulations 1983 are deemed to be included in the Trust Deed. So far as those duties apply to the Trust Deed, they are as follows:

- The Trustee shall exercise reasonable diligence to ascertain whether or not any breach of the terms of the Trust Deed or of the terms of the Offer of the Capital Notes has occurred and, except where it is satisfied that the breach will not materially prejudice the security (if any) of the Capital Notes or the interests of the Noteholders, shall do all such things as it is empowered to do to cause any breach of those terms to be remedied.
- The Trustee shall exercise reasonable diligence to ascertain whether or not the assets of Goodman Finance and any other member of the Borrowing Group (as defined in the Securities Regulations 1983) from time to time, that are or may be available, whether by

way of security or otherwise, are sufficient or likely to be sufficient to discharge the amounts of the Capital Notes as they become due.

Under section 62 of the Securities Act 1978, the Trustee cannot lawfully be exempted from, or indemnified against, liability for breach of trust where the Trustee fails to show the degree of care and diligence required of the Trustee as trustee having regard to the provisions of the Trust Deed.

The Trustee receives the benefit of a general indemnity from Goodman Finance for any losses or claims it incurs or suffers while acting as Trustee unless it has acted in gross negligence, fraudulently, dishonestly or otherwise in wilful breach of trust or law or where the Trustee has failed to show the degree of care and diligence required of it having regard to the powers, authorities and discretions conferred on it under the Trust Deed. This indemnity is not subordinated in the event of the liquidation of Goodman Finance.

AMENDMENT OF TRUST DEED

The Trustee may, without the consent of Noteholders, if in agreement with Goodman Finance and Burns Philp, modify or amend the Trust Deed, each Guarantee or the Conditions, in the circumstances specified in the Trust Deed, including where:

- the proposed modification or amendment will correct a manifest error or is made to comply with law or any applicable stock exchange listing rules, or is of a formal or technical nature or is convenient for the purposes of obtaining or maintaining the quotation of the Capital Notes on the NZSE or is necessary to reflect changes in GAAP which impact on the calculation of the financial covenants contained in the Trust Deed (and such change has been agreed by Goodman Finance and the Trustee); or
- the Trustee is of the opinion that the proposed amendment is not, and is not likely to become, materially prejudicial to the interest of Noteholders generally.

The Trustee may also amend the Trust Deed, the Guarantees or the Conditions at any time if it is authorised by an Extraordinary Resolution of the Noteholders.

Any such modification or amendment will be binding on all Noteholders and will only be effective if it is in writing and signed by Goodman Finance, Burns Philp and the Trustee and, in relation to each Guarantee, the relevant Guarantors.

An Extraordinary Resolution (or ordinary resolution) of Noteholders passed at a meeting of Noteholders duly convened and held in accordance with the Trust Deed is binding on all Noteholders, whether or not the Noteholders are present or represented at the meeting. An Extraordinary Resolution is a resolution supported by not less than 75% of the votes cast in person or by proxy at a meeting of Noteholders. An Extraordinary Resolution may be passed at a meeting previously adjourned due to lack of a quorum by a minimum of any two Noteholders present in person or by proxy at the adjourned meeting.

If a particular issue to be voted on by Noteholders could affect the rights of each Tranche of Capital Notes differently, the Trust Deed provides that separate meetings of Noteholders may be held to vote on the relevant issue.

LIMITATION ON RIGHTS

In accordance with their subordinated nature, special terms apply to the Capital Notes that restrict the rights and powers of the Trustee and the Noteholders to require redemption of the Capital Notes by Goodman Finance.

Prior to Liquidation of Goodman Finance, the Trustee and the Noteholders have only limited rights of recourse against Goodman Finance. The Trustee and Noteholders have no remedies against Goodman Finance (or any Guarantor) for breach beyond the remedies provided at law.

In addition, only the Trustee is entitled to enforce the provisions of the Trust Deed. Noteholders are only entitled to take proceedings if Goodman Finance or Burns Philp is in breach of its obligations under the Trust Deed and the Trustee has failed to act (to the extent it is able under the Trust Deed) with respect to that breach within a reasonable time.

Other than as described below, non-payment of interest on the Capital Notes, or a breach by Goodman Finance, Burns Philp or any other Guarantor of any representation, warranty or covenant contained in the Trust Deed, the Guarantees or the Conditions, will not entitle the Trustee or the Noteholders to exercise any rights of acceleration or other rights of recourse against Goodman Finance, Burns Philp or any other Guarantor or Group Member for payment of the Principal Amount or any interest due on the Capital Notes. If Goodman Finance fails to make a payment of interest when due on the Capital Notes, the Trustee will be entitled to claim for payment of the relevant amount from Goodman Finance (and if Goodman Finance does not pay, from any Guarantor under the Guarantees). However, neither the Trustee nor any Noteholder will have any rights for payment of any unpaid interest if payment of that interest has been suspended by Goodman Finance in accordance with the provisions of the Trust Deed.

The only right of the Trustee or a Noteholder to require redemption of the Capital Notes prior to the Election Date is upon Commencement of Liquidation of Goodman Finance (which occurs when a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies). In receivership or any insolvency proceeding of any kind other than those referred to in the preceding sentence, neither the Trustee nor Noteholders have any right to seek payment of amounts due under the Capital Notes. Upon the Commencement of Liquidation, the Capital Notes will cease to be capable of being redeemed by the issue of Burns Philp Shares.

PAYMENT OF INTEREST AND PRINCIPAL

Goodman Finance may, in certain circumstances, suspend the payment of interest on the Capital Notes. Such suspension will not constitute a default under the Trust Deed and will not give rise to any right for Noteholders to accelerate repayment of the amounts due on the Capital Notes or to claim under any of the Guarantees. In addition to this option for Goodman Finance to suspend payment of interest, Goodman Finance is obligated under the Trust Deed to suspend payment on the Capital Notes if:

- an Insolvency Event occurs in relation to any Group Member, or the payment would result in an Insolvency Event occurring in relation to any Group Member; or
- an event of default (however described), or an event which, with the passage of time, or the giving of notice or both would become an event of default, has occurred under an agreement governing the terms of any indebtedness of a Group Member to a Senior Creditor (or would occur as a result of making the relevant payment).

Further, Goodman Finance has covenanted in the Trust Deed not to make any other payment whatsoever under the Trust Deed if the circumstances described in either of the two paragraphs above subsist. The Guarantees contain similar provisions restricting payment in such circumstances.

Investors should note that the term "Insolvency Event" is broadly defined in the Trust Deed to include actual insolvency and a number of analogous or related events which typically indicate that an entity is, or is about to become, insolvent. The definition of "Insolvency Event" is set out in the "Glossary" section of the Prospectus.

MISCELLANEOUS

The Trust Deed also contains detailed provisions relating to meetings of Noteholders, registration of the holdings of Noteholders, the transfer of Capital Notes and various other matters. Further details of some of these provisions are set out in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 60 to 67.

Goodman Finance may, and will if requested to do so, pursuant to its obligations under the NZSE Listing Rules, issue to each initial Noteholder and to each subsequent Noteholder a Holding Certificate representing his or her or its Capital Notes. The Trustee, Goodman Finance and Burns Philp are each entitled to rely on the Register as the sole and conclusive record of the Capital Notes, notwithstanding any discrepancy between the Register and any Holding Certificate.

Neither the Trustee, Goodman Finance nor Burns Philp will be liable to the other or to any Noteholder for relying on the Register or for accepting in good faith as valid any details recorded on the Register if they are subsequently found to be forged, irregular or not authentic.

Summary of Guarantees

Each of the Guarantees has been granted in favour of the Trustee and is held by the Trustee on behalf of all Noteholders. The Guarantees are not, and will not, be secured by any mortgage or charge.

INTRODUCTION

The following is a summary of the principal provisions of the Guarantees. Investors requiring further information should refer to the Guarantees, which are available for inspection at the places referred to this Investment Statement under the heading "What Other Information can I Obtain about this Investment?" on page 58.

GUARANTORS

Burns Philp and each wholly-owned Subsidiary of Burns Philp incorporated in Australia, New Zealand or the United States of America which has gross revenues from non-Group Members of greater than A$10 million (or its equivalent in another currency) in its most recently completed financial year will guarantee due payment by Goodman Finance of all its indebtedness to the Trustee and the Noteholders under the Trust Deed and the Capital Notes. No other person or entity guarantees the payment of interest or any other amounts due under the Capital Notes as at the date of this Investment Statement.

The Guarantors as at the date of this Investment Statement are:

Name	Place of incorporation
Burns, Philp & Company Limited	Australia
Burns Philp Food Inc.	California, United States of America
Mauri Yeast Australia Pty Limited	Australia
New Zealand Food Industries Limited	New Zealand
Tone Brothers, Inc.	Iowa, United States of America

Burns Philp has covenanted that, if after the date of the Guarantees any wholly-owned Subsidiary incorporated in Australia, New Zealand or the United States of America is acquired or formed by Burns Philp, which has gross revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more, Burns Philp will ensure that such Subsidiary accedes to the relevant Guarantee (being a Guarantee governed by law of, or within, that Subsidiary's country of incorporation).

The covenants to procure that certain wholly-owned Subsidiaries of Burns Philp incorporated in Australia, New Zealand or the United States of America guarantee repayment of the Capital Notes will also apply in relation to Goodman Fielder and each of its Subsidiaries (the "Goodman Group"). However, as at the date of this Investment Statement, certain formalities remain to be satisfied before the members of the Goodman Group can enter into the Guarantees. Those formalities relate to completion of the compulsory acquisition of the remaining ordinary shares in Goodman Fielder that Burns Philp does not hold, the successful completion of Burns Philp's offer to acquire all outstanding Goodman Fielder options to subscribe for Goodman Fielder ordinary shares and compliance with all other statutory requirements, including the passing of certain shareholder resolutions relating to the giving of financial assistance. These shareholder resolutions include a resolution of shareholders of Burns Philp. Those formalities are expected to be completed by October 2003. Until these formalities have been completed, and the Goodman Group has become wholly-owned by Burns Philp, the covenant relating to the introduction of new guarantors will not apply in relation to the Goodman Group.

Investors should be aware that Burns Philp is only obliged to ensure that wholly-owned Subsidiaries incorporated in Australia, New Zealand or the United States of America with gross annual revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more become a Guarantor. No other Burns Philp Subsidiaries are required to become Guarantors. Guarantors may also be released in certain circumstances without the consent of the Trustee or Noteholders, in the manner described below.

Other than the obligation on Burns Philp described above, Burns Philp and Goodman Finance have not given any specific covenant in relation to the composition of the guaranteeing group. For example, no covenant has been given that at any particular time the value of the assets of Goodman Finance and the Guarantors will represent a particular proportion of the total assets of the Group. Burns Philp and Goodman Fielder respectively own a number of Subsidiaries which are incorporated in a country other than Australia, New Zealand or the United States of America and therefore they will not be Guarantors.

GUARANTEES

As the Guarantors are, or will be, incorporated in Australia, New Zealand or the United States of America there are three separate Guarantees governed by the laws of New South Wales, New Zealand and the State of New York, United States of America respectively. Other than differences which reflect the governing law of each

Guarantee, the Guarantees create substantially equivalent obligations on the Guarantors.

Investors should be aware that the costs and procedures for enforcing a Guarantee against a Guarantor will differ depending on the jurisdiction in which the relevant Guarantor is incorporated and/or in which the relevant Guarantee is enforced.

LIMITATION ON RIGHT OF ENFORCEMENT

A claim may only be made by the Trustee against a Guarantor under the Guarantees if Goodman Finance has failed to pay the relevant amount under the Trust Deed. Noteholders will only be entitled to take proceedings against a Guarantor if the Guarantor is in breach of its obligations under the relevant Guarantee and the Trustee has failed to act (to the extent it is able under the Guarantee) with respect to that breach within a reasonable time.

No claim may be made against a Guarantor for payment of interest which has been suspended in accordance with the terms of the Trust Deed until that interest falls due for payment in accordance with the terms of the Trust Deed and the relevant Guarantee.

RANKING OF THE GUARANTEES

Under the Guarantees, the rights of the Trustee (on behalf of Noteholders) and Noteholders, in the event of the liquidation of a Guarantor or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, will rank ahead of the rights of shareholders of that Guarantor, but will otherwise be subordinated in right of payment to the claims of all other creditors of that Guarantor, other than creditors who have agreed to rank subordinate to, or equally with, the obligations of the Guarantor under the relevant Guarantee. In particular, a Guarantor must not make any payment under the relevant Guarantee if:

- an Insolvency Event occurs in relation to any Group Member, or such payment would result in an Insolvency Event occurring in relation to any Group Member; or
- an event of default (however described) or an event which, with the passage of time, or the giving of notice or both would become an event of default, has occurred under an agreement governing the terms of any indebtedness of a Group Member to a Senior Creditor (or would occur as a result of making the relevant payment).

Investors should note that the term "Insolvency Event" is broadly defined in the Trust Deed to include actual insolvency and a number of analogous or related events which typically indicate that an entity is, or is about to become, insolvent. The definition of "Insolvency Event" is set out in the "Glossary" section of the Prospectus.

The obligations of each Guarantor under the Guarantees constitute joint and several obligations of the Guarantors.

RELEASE OF GUARANTORS

Goodman Finance may require the Trustee to release any Guarantor (other than Burns Philp) from the Guarantees at any time.

The Trustee must execute a deed of release in respect of a Guarantor (other than Burns Philp) provided that either:

- it has received, in a form satisfactory to it, a certificate signed by two directors of Goodman Finance and confirmed by the Auditor, certifying that the gross revenues from non-Group Members of that Guarantor for its most recently completed financial year were less than A$10 million (or its equivalent in another currency); or
- the relevant Guarantor is sold on an arms length basis for valuable consideration (other than to Goodman Finance, Burns Philp or any Subsidiary) and the Trustee receives from a duly authorised officer of Burns Philp, confirmation in writing that such a sale has occurred.

In the case of a sale of a Guarantor (other than Burns Philp), the relevant Guarantor will be deemed to be released from all its obligations under the relevant Guarantee, with effect from the date of such sale, without any further action being required on the part of the Trustee.

Investors should be aware that Burns Philp and Goodman Finance have not given any specific covenants in relation to the minimum number of Guarantors or with respect to their financial condition or the proportion which the value of the Guarantors will constitute at any time in relation to the value of the Group as a whole.

Burns Philp may only be released, and any other Guarantor may be released, from a Guarantee if the release is approved by Extraordinary Resolution or the Trustee is of the opinion that it would not be, and is not likely to become, materially prejudicial to the interest of Noteholders to release Burns Philp or the relevant Guarantor from the Guarantee.


Details of Exemptions, Ruling and Waivers

EXEMPTIONS FROM THE SECURITIES ACT AND THE SECURITIES REGULATIONS

The following exemptions from the Securities Act 1978 and the Securities Regulations 1983 have been granted under the Securities Act (Goodman Finance Limited) Exemption Notice 2003.

Section 34(2)(a)

Goodman Finance and every person acting on its behalf are exempted, subject to certain conditions, from section 34(2)(a) of the Securities Act 1978 in respect of the Capital Notes. The principal effect of this exemption is that it is not necessary for Goodman Finance to distribute with the Prospectus copies of the audited consolidated financial statements of Burns Philp and of Goodman Fielder for the financial year ended 30 June 2002.

Investors can obtain a copy of those financial statements on request from Burns Philp at the address set out in the Directory or those financial statements can be viewed through the Burns Philp website (www.burnsphilp.com) in the case of Burns Philp financial statements and the Goodman Fielder website (www.goodmanfielder.com.au) or the Companies Office website (www.companies.govt.nz) in the case of the Goodman Fielder financial statements.

Regulation 12(1)(a) and (c)

Goodman Finance and every person acting on its behalf are exempted, subject to certain conditions, from regulation 12(1)(a) and (c) of the Securities Regulations 1983 in respect of the Pro Forma Financial Information. The principal effect of this exemption is that Goodman Finance can include a statement of the amount of the assets and net assets of the Group extracted from the Pro Forma Financial Information in this Investment Statement.

Section 54B(1)

Goodman Finance and every person acting on its behalf are exempted, subject to certain conditions, from section 54B(1) of the Securities Act 1978 to the extent that provision requires Goodman Finance to provide, at the request of a Noteholder, the annual and half-yearly financial statements and other related documents referred to in regulation 23A(d) of the Securities Regulations 1983 in respect of certain Guarantors. A Noteholder can request certain information concerning the Guarantors from Goodman Finance under the terms of the conditions attached to this exemption.

NZSE RULING AND WAIVERS

The following waivers and ruling have been granted by the NZSE in respect of the Offer.

Debt securities

The NZSE has made a ruling that the Capital Notes are debt securities and will not be treated as equity securities for purposes of the NZSE Listing Rules. The effect of this ruling is that Goodman Finance will not be required to comply with the NZSE Listing Rules set out in Appendix 5 thereto.

Minimum holding

The NZSE has granted Goodman Finance a waiver from the required minimum holding of Capital Notes specified under the NZSE Listing Rules. This waiver has been granted on the basis that a minimum holding of a Tranche of Capital Notes is Capital Notes of that Tranche with an aggregate principal amount of $5,000.

Transfer restrictions

The NZSE has granted Goodman Finance a waiver from Listing Rule 11.1.1 in relation to the provisions in the Trust Deed that require that Capital Notes must be transferred in minimum principal amounts of $1,000 per Tranche (or any lesser amount approved by Goodman Finance).

Size of text

The NZSE has granted Goodman Finance a waiver in respect of Listing Rule 7.1.17. This waiver relieves Goodman Finance from the requirement to make certain statements in this Investment Statement or any advertisement issued in relation to the Offer that are required by the NZSE Listing Rules in a particular text size.



Glossary

A$ Australian dollars

Application Form The application form contained in this Investment Statement

ASX Australian Stock Exchange Limited

ASX Listing Rules The listing rules of the ASX

Auditor Goodman Finance's auditors for the time being, being KPMG as at the date of this Investment Statement

Australian GAAP Generally accepted accounting principles in Australia consistently applied

Australian Guarantors As at the date of this Investment Statement, Burns, Philp & Company Limited and Mauri Yeast Australia Pty Limited and includes any other wholly-owned Subsidiary of Burns Philp which is incorporated in Australia and which is required to accede, and does accede, to the relevant Guarantee from time to time (in each case to the extent not subsequently released in accordance with the terms of the relevant Guarantee)

Board The board of Directors of Goodman Finance

Burns Philp Burns, Philp & Company Limited

Burns Philp Shareholder A holder of Burns Philp Shares

Burns Philp Shares Ordinary shares in Burns Philp

Business Day A day (other than a Saturday or Sunday) on which banks generally are open for business in Auckland and Sydney

Capital Notes The capital notes offered for subscription under this Investment Statement and the Prospectus

Closing Date 27 June 2003 or the date on which subscriptions are received and accepted for the maximum aggregate principal amount of the Capital Notes, including over-subscriptions (if any), or such other date as Goodman Finance determines

Co-Lead Manager ASB Securities Limited

Companies Act New Zealand Companies Act 1993

Conditions of Capital Notes or Conditions The conditions to the Capital Notes set out in Schedule 2 of the Trust Deed and summarised in the section of this Investment Statement entitled "Conditions of Capital Notes" on pages 60 to 67

Corporations Act Corporations Act 2001 (Commonwealth of Australia)

Covenant Group Has the meaning given to that term in the Trust Deed (as set out in the "Glossary" section of the Prospectus)

CSFB Credit Suisse First Boston

Directors The directors of Goodman Finance

Eight Year Capital Notes Capital Notes designated by Goodman Finance upon issue as Eight Year Capital Notes

Election Date 15 December 2008 in respect of a Five Year Capital Note and 15 November 2011 in respect of an Eight Year Capital Note and, in each case, includes any subsequent election date specified in the new conditions attaching to the relevant Capital Notes with effect from each election date

Election Record Date The date which is 33 Business Days before the relevant Election Date

Five Year Capital Notes Capital Notes designated by Goodman Finance upon issue as Five Year Capital Notes

Goodman Fielder Goodman Fielder Limited

Goodman Finance or Issuer Goodman Finance Limited and, where applicable, includes its Subsidiaries

Group Burns Philp and each of its Subsidiaries for the time being[5]

Group Member Burns Philp and any Subsidiary of Burns Philp from time to time

Guarantees The three guarantees dated 30 April 2003 entered into in each case between Goodman Finance, Burns Philp and the NZ Guarantor, the Australian Guarantors and the US Guarantors respectively, as at the date of this Investment Statement, and the Trustee in relation to the Capital Notes, as supplemented from time to time

Guarantors Burns Philp and each wholly-owned Subsidiary of Burns Philp incorporated in Australia, New Zealand and the United States of America which had gross revenues from non-Group Members of A$10 million (or its equivalent in other currencies) or more in its most recently completed financial year and which is either a party to a Guarantee as at the date of this Investment Statement or which accedes to a Guarantee from time to time (in each case to the extent not subsequently released in accordance with the terms of the relevant Guarantee). The Guarantors as at the date of this Investment Statement are set out on page 74

High Yield Notes

- the 10.75% senior subordinated notes due 2011 issued by the High Yield Notes Issuers and guaranteed on a senior subordinated basis by Burns Philp and certain of its subsidiaries, pursuant to an indenture dated 20 February 2003, among the High Yield Notes Issuers, Burns Philp, the Subsidiary Guarantors from time to time party thereto, and Wells Fargo Bank, National Association as trustee; and
- the 9.75% senior subordinated notes due 2012 issued by Burns Philp Capital Pty Limited and guaranteed on a senior subordinated basis by Burns Philp and certain of its subsidiaries, pursuant to an indenture dated 21 June 2002 among Burns Philp Capital Pty Limited, Burns Philp, the Subsidiary Guarantors from time to time party thereto, and The Bank of New York, a New York banking corporation

High Yield Notes Issuers Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc.

Insolvency Event Has the meaning given to that term in the Trust Deed (as set out in the "Glossary" section of the Prospectus)

Interest Dates 15 March, 15 June, 15 September and 15 December in each year (commencing on 15 December 2003) in relation to the Five Year Capital Notes and 15 February, 15 May, 15 August and 15 November in each year (commencing on 15 November 2003) in relation to the Eight Year Capital Notes

Interest Rate The rate of interest payable on a Capital Note as specified in the rate card applying at the date of allotment of that Capital Note, unless Goodman Finance subsequently increases that rate, in which case the higher rate will apply to that Capital Note, but subject to the Conditions

Lead Manager First NZ Capital Securities

5. *Goodman Finance is the only member of the "Borrowing Group" (as defined in the Securities Regulations 1983) as at the date of this Investment Statement. Investors should be aware that not all subsidiaries of Burns Philp are, or will be, guarantors of the Capital Notes. A description of the Guarantors is set out in the section of this Investment Statement entitled "Summary of Guarantees" on pages 74 and 75.*

LTM EBITDA Has the meaning given to that term in the Trust Deed (as set out in the "Glossary" section of the Prospectus)

Minimum Holding In respect of each Tranche, Capital Notes with a minimum aggregate principal amount of $5,000

Net Total Debt Has the meaning given to that term in the Trust Deed (as set out in the "Glossary" section of the Prospectus)

New Zealand Dollar Equivalent At any date, and in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date

Noteholders The registered holders of the Capital Notes from time to time

NZ GAAP Generally accepted accounting practice (as such term is defined in section 3 of the Financial Reporting Act 1993)

NZ Guarantor As at the date of this Investment Statement, New Zealand Food Industries Limited and includes any other wholly-owned Subsidiary of Burns Philp which is incorporated in New Zealand and is required to accede, and does accede, to the relevant Guarantee from time to time (in each case to the extent not subsequently released in accordance with the terms of the relevant Guarantee)

NZSE NZSE Limited, being the entity formerly known as the New Zealand Stock Exchange

NZSE Listing Rules The listing rules of the NZSE

Offer The offer of Capital Notes under this Investment Statement and the Prospectus

Opening Date 5 May 2003, or such other date as Goodman Finance determines

Organising Broker First NZ Capital Securities

Pro Forma Financial Information The unaudited pro forma consolidated financial information of the Group set out on pages 35 to 41

Promoters Burns Philp and each of its directors

Prospectus The prospectus relating to the Offer dated 1 May 2003

Registrar Computershare Investor Services Limited

Senior Creditors Means:

- in relation to Goodman Finance, all creditors of Goodman Finance other than:
  - the Noteholders; and
  - creditors who have agreed to rank subordinate to the obligations of Goodman Finance under the Capital Notes, or equally with such obligations; and
- in relation to any Guarantor, all creditors of that Guarantor other than:
  - the beneficiaries of the Guarantee to which that Guarantor is a party; and
  - creditors who have agreed to rank subordinate to the obligations of the Guarantor under the relevant Guarantee, or equally with such obligations;

and, for the avoidance of doubt, includes the holders of the High Yield Notes and the holders of any other notes or other debt instruments issued from time to time on substantially the same terms as, or ranking equally with, the High Yield Notes

Senior Debt Agreements Each of the following financing arrangements, and where the context requires, all related documents, entered into by Burns Philp and various subsidiaries of Burns Philp (as borrowers and guarantors where applicable):

- the TLA Senior Funding Agreement dated 16 January 2003 and amended and restated on 21 February 2003 and 4 March 2003 between Burns Philp, the Borrowers (as defined therein) and the Lenders (as defined therein) (the "TLA Senior Funding Agreement");
- the Term A Facility Agreement dated 16 January 2003 and amended and restated on 21 February 2003 between Burns Philp, the Borrowers (as defined therein) and the Lenders (as defined therein);
- the Revolving Facility Agreement dated 16 January 2003 and amended and restated on 21 February 2003 between Burns Philp, the Borrowers (as defined therein) and the Lenders (as defined therein);
- the Term B Facility dated 20 February 2003 and amended and restated on 26 February 2003 between Burns Philp, Burns Philp Inc. and CSFB (the "Term B Facility");
- the Term B2 Facility dated 20 February 2003 and amended and restated on 26 February 2003 between Burns Philp, Burns Philp Inc. and CSFB (the "Term B2 Facility");
- the Capital Notes Bridge Loan dated 16 January 2003 and amended and restated on 4 March 2003 between Burns Philp, BPC1 Pty Limited and CSFB (the "Capital Notes Bridge Loan"); and
- the High Yield Notes and indentures pursuant to which they were issued.

The terms of these agreements are more fully described in the section of the Prospectus entitled "Statutory Information"

Shareholder A holder of Burns Philp Shares

Subsidiary Has the meaning given to that term in the Trust Deed (as set out in the "Glossary" section of the Prospectus)

Tranche Five Year Capital Notes, Eight Year Capital Notes or either of them, as the context may require

Trust Deed The trust deed dated 30 April 2003 entered into between Goodman Finance, Burns Philp and the Trustee in relation to the Capital Notes

Trustee The New Zealand Guardian Trust Company Limited

Underwriter First NZ Capital Securities (and includes any other underwriter that accedes to the Underwriting Agreement)

Underwriting Agreement The underwriting agreement dated 12 December 2002 between the Underwriter, Goodman Finance (under its previous name BPCNZ1 Limited), BPC1 Pty Limited and Burns Philp (and as varied by a letter dated 10 April 2003) under which the Underwriter agreed to underwrite the issue of Capital Notes up to an aggregate principal amount of $175 million, a copy of which has been delivered to the Registrar of Companies upon registration of the Prospectus

US Guarantors As at the date of this Investment Statement, Burns Philp Food Inc. and Tone Brothers, Inc. and includes any other wholly-owned Subsidiary of Burns Philp which is incorporated in the United States of America and which is required to accede, and does accede, to the relevant Guarantee from time to time (in each case to the extent not subsequently released in accordance with the terms of the relevant Guarantee)

$ or NZ$ New Zealand dollars



FILL IN YOUR CONTACT DETAILS

Give your full name(s), address and telephone numbers.

Applications must be in the name(s) of natural persons, companies or other legal entities, up to a maximum of three names per application. At least one full given name and surname is required for each natural person. Applications by a minor, fund, trust, estate, business, firm or partnership, club or other unincorporated body cannot be accepted unless they are made in the individual name(s) of the person(s) who is (are) the legal guardian(s), trustee(s), proprietor(s), partner(s) or office bearer(s) (as appropriate).

FILL IN THE APPLICATION DETAILS

- Complete the principal amount of Five Year Capital Notes and/or Eight Year Capital Notes applied for. Note the minimum principal amount and minimum multiples for each Tranche of Capital Notes that are stated in the Application Form.
- Insert from the rate card the current Interest Rate offered by Goodman Finance for the relevant Capital Notes applied for. The rate card (and the interest rates specified on the rate card) can change during the period of the Offer. To ensure you have the most recent rate card, please contact the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732) or your investment adviser.
- Provide your IRD number.
- Elect the rate at which you wish resident withholding tax to be deducted by ticking the relevant box.
- Tick the relevant box if you hold a resident withholding tax exemption certificate. If you hold a valid exemption, please attach a photocopy of the exemption certificate and supply the expiry date.
- If you know your Computershare Investor Services Limited holder number or have been issued with a Common Shareholder Number, please enter it in the Application Form. The Computershare Investor Services Limited holder number and the Common Shareholder Number must be consistent with the applicant(s) named in the Application Form.

INTEREST PAYMENTS

If you wish to be paid interest by direct credit, give the details of the bank account into which interest payments are to be paid. Otherwise, tick the box for interest payments to be paid by cheque.

SIGNING AND DATING

Read the Application Form carefully and **SIGN** and **DATE** the form.

The Application Form must be signed by the applicant(s) personally, or by two directors of a company (or one director if there is only one director whose signature must be witnessed), or in either case by an attorney or duly authorised agent.

If your Application Form is signed by an attorney, the power of attorney document is not required to be lodged, but the attorney must complete the Certificate of Non-Revocation of Power of Attorney on the reverse of the Application Form.

If your Application Form is signed by an agent, the agent must complete the Certificate of Agent on the reverse of the Application Form.

Joint applicants must each sign the Application Form.

PAYMENT

Full payment of the price for the Capital Notes applied for must accompany the Application Form.

The Capital Notes are issued at par value so the purchase price is an amount equal to the aggregate principal amount of the Capital Notes for which you apply.

Payment must be made in New Zealand dollars for immediate value. Cheques must be drawn on a registered New Zealand bank. Cheques must be made payable to "Goodman Finance Capital Notes Offer", crossed "Not Transferable" and must not be post-dated. If an applicant's cheque does not subsequently clear, Goodman Finance reserves the right to cancel that applicant's allotment of Capital Notes.

CLOSING DATE

The Offer, unless closed earlier by Goodman Finance, will close on the earlier of 5.00pm on 27 June 2003 or the date on which applications for the maximum aggregate principal amount of Capital Notes offered (including over-subscriptions, if any) have been received and accepted. Goodman Finance may vary the Closing Date and extend the Offer period.

DELIVERY

Applications received cannot be revoked or withdrawn. Applications must be lodged with the Registrar before 5.00pm on the Closing Date referred to above. Alternatively, Application Forms and your payment may be mailed or delivered to any NZSE firm, First NZ Capital Securities (the Lead Manager and Organising Broker) or the Co-Lead Manager in time to enable such applications to be forwarded to the Registrar prior to 5.00pm on the Closing Date.

The respective addresses of the Registrar, the Organising Broker and Lead Manager and the Co-Lead Manager are set out below.

Registrar

Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna
Private Bag 92-119
Auckland

Telephone: 09 488 8777
Facsimile: 09 488 8787

Organising Broker and Lead Manager

First NZ Capital Securities
Level 10
Caltex Tower
282-292 Lambton Quay
PO Box 3394
Wellington

Telephone: 04 474 4400
Freephone: 0800 162 222
Facsimile: 04 474 4055

Level 20
ANZ Centre
23-29 Albert Street
PO Box 5333
Auckland

Telephone: 09 302 5500
Freephone: 0800 162 222
Facsimile: 09 302 5580

First Floor
164 Hardy Street
Nelson

Telephone: 03 548 8319
Facsimile: 03 548 0595

Co-Lead Manager

ASB Securities Limited
Level 13
ASB Bank Centre
Cnr Albert & Wellesley Streets
PO Box 35
Auckland

Telephone: 09 374 8800
Freephone: 0800 272 732
Facsimile: 09 374 8888

Applicants should remember that applications under the public pool (if there is a public pool) will be processed on a "first come, first served" basis, but may be subject to scaling. Applicants should therefore submit applications as soon as possible following the Opening Date of the Offer.

Applications that are received by the Registrar after 5.00pm on the Closing Date will not be accepted.

PERSONAL INFORMATION RIGHTS

Personal information provided by you will be held by Goodman Finance, the Registrar or the Trustee at their respective addresses shown in the Directory on the inside back cover of this Investment Statement or at such other place as is notified upon request. This information will be used for the purpose of managing your investment. You have a right to access and correct any personal information about you under the Privacy Act 1993.


Application Form

For Five Year Capital Notes and Eight Year Capital Notes offered by Goodman Finance Limited

Broker's stamp

This Application Form constitutes an offer to acquire the Capital Notes described below.

Completed Application Forms, together with payment of the application money payable in respect of the aggregate principal amount of Capital Notes applied for, must be received by Computershare Investor Services Limited before 5.00pm on the Closing Date. This Application Form must not be issued, circulated or distributed unless accompanied by the Investment Statement dated 1 May 2003 ("Investment Statement").

Broker's code

Please refer to the accompanying instructions and the reverse of this Application Form for instructions on how to complete and lodge this form.

INVESTOR DETAILS – Please print in block letters. Please enter name(s) in full (including all first names).

Title First name(s) Surname

Title First name(s) Surname

Title First name(s) Surname

Corporate or trust name:

Postal address:

Telephone: Home Work

APPLICATION AMOUNT

Principal amount of Five Year Capital Notes applied for:

NZ$

(minimum of $5,000, and thereafter in multiples of $1,000)

Principal amount of Eight Year Capital Notes applied for:

NZ$

(minimum of $5,000, and thereafter in multiples of $1,000)

Cheques must be made payable to "Goodman Finance Capital Notes Offer" and crossed "Not Transferable". Payment must be made in New Zealand dollars and cheques must be drawn on a registered New Zealand bank. Cheques must not be post-dated.

INTEREST RATE

Insert interest rate for Five Year Capital Notes from rate card: %

Insert interest rate for Eight Year Capital Notes from rate card: %

IRD NUMBER

If you are a New Zealand resident please enter your IRD number:

Resident withholding tax rate (tick one) 19.5% 33% 39%

(Note: Companies (other than corporate trustees) are unable to elect a 19.5% rate)

If you hold a current resident withholding tax exemption certificate, please tick this box and attach a copy of the certificate:

HOLDER NUMBERS

If you already hold shares in a New Zealand company which has Computershare Investor Services Limited as its share registrar please enter below the holder number allocated to you by Computershare Investor Services Limited (if known). If you have been issued a Common Shareholder Number (CSN), please enter it below.

METHOD OF PAYMENT OF INTEREST (Please complete only one option)

Direct credit to my bank account

Pay by cheque to my postal address as stated above

New Zealand bank account details: Bank

Name of account holder: Branch

Account number:

Bank Branch Account number Suffix

AGREEMENT OF TERMS

I/We irrevocably apply for the principal amount of Capital Notes shown above (or such lesser number as Goodman Finance may allocate and allot to me/us) on the terms and conditions set out in the Investment Statement, the Trust Deed and this Application Form. I/We agree to be bound by the Trust Deed (as amended from time to time) and confirm that the information that I/we have given on this Application Form is true and correct.

Signature(s) of applicant(s) (refer to the terms and conditions of application on the reverse):

Signature Date

Signature Date

TERMS AND CONDITIONS OF APPLICATION

1. By signing this Application Form:
   (a) the applicant offers to subscribe for Capital Notes on the terms set out in the Investment Statement, the Trust Deed and this Application Form;
   (b) the applicant acknowledges that this form was distributed with the Investment Statement; and
   (c) the applicant acknowledges that he/she/it has read and understood the Investment Statement and the section relating to the Privacy Act 1993 in the section of the Investment Statement entitled "Application Instructions".
2. Applicants must pay for the Capital Notes applied for in this Application Form by cheque attached to the form.
3. An application cannot be withdrawn or revoked by the applicant.
4. Goodman Finance reserves the right to decline any application, in whole or in part, without giving any reason.
5. FASTER statements for the Capital Notes will be dispatched to successful applicants as soon as practicable after allotment, but in any event no later than five Business Days after allotment.
6. Applications must conform with the application instructions in the section of the Investment Statement entitled "Application Instructions".
7. A joint application must be signed by all applicants. Only the address of the first named of the joint applicants will be recorded on the Capital Notes register and all interest payments, notices, etc. will be sent to that address.
8. Applications lodged by individuals must be signed personally or by their attorney or their agent. If this Application Form is signed by an attorney, the attorney must complete the Certificate of Non-Revocation of Power of Attorney set out below. If this Application Form is signed by an agent, the agent must complete the Certificate of Agent, also set out below.
9. Terms defined in the Investment Statement have the same meaning in this Application Form. This Application Form, the Offer and any contract arising out of its acceptance is governed by New Zealand law.

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY (Only complete this section if this Application Form is signed by an attorney of the applicant)

I ______________________ of ______________________
(Name of attorney) (Address and occupation of attorney)

hereby certify that:

1. By a power of attorney dated ______ (Date) ______ (Month) ______ (Year)

______________________ of ______________________
(Name and occupation of person for whom attorney is signing) (Address of person for whom attorney is signing)

(the "Donor") appointed me his/her/its attorney on the terms and conditions set out in that power of attorney.

2. I have executed this Application Form as attorney under that power of attorney and pursuant to the powers thereby conferred upon me.
3. At the date of this certificate, I have not received any notice or information of the revocation of that power of attorney, whether by the death or dissolution of the Donor or otherwise.

Signature of attorney ______________________

Signed at ______________ this ______ day of ______________ 2003

CERTIFICATE OF AGENT (Only complete this section if this Application Form is signed by an agent of the applicant)

I ______________________ of ______________________
(Name of agent) (Address and occupation of agent)

hereby certify that:

1. ______________________ of ______________________
(Name and occupation of person for whom agent is signing) (Address of person for whom agent is signing)

(the "Donor") has appointed me his/her/its agent for the purposes of signing this Application Form.

2. I have executed this Application Form as the Donor's agent in accordance with the authority granted to me by the Donor.
3. At the date of this certificate I, have not received any notice or information of the revocation of my powers as agent, whether by the death or dissolution of the Donor or otherwise.

Signature of agent ______________________

Signed at ______________ this ______ day of ______________ 2003


Application Form

For Five Year Capital Notes and Eight Year Capital Notes offered by Goodman Finance Limited

Broker's stamp

Broker's code

This Application Form constitutes an offer to acquire the Capital Notes described below.

Completed Application Forms, together with payment of the application money payable in respect of the aggregate principal amount of Capital Notes applied for, must be received by Computershare Investor Services Limited before 5.00pm on the Closing Date. This Application Form must not be issued, circulated or distributed unless accompanied by the Investment Statement dated 1 May 2003 ("Investment Statement").

Please refer to the accompanying instructions and the reverse of this Application Form for instructions on how to complete and lodge this form.

INVESTOR DETAILS – Please print in block letters. Please enter name(s) in full (including all first names):

Title First name(s) Surname

Title First name(s) Surname

Title First name(s) Surname

Corporate or trust name:

Postal address:

Telephone: Home Work

APPLICATION AMOUNT

Principal amount of Five Year Capital Notes applied for:

NZ$

(minimum of $5,000, and thereafter in multiples of $1,000)

Principal amount of Eight Year Capital Notes applied for:

NZ$

(minimum of $5,000, and thereafter in multiples of $1,000)

Cheques must be made payable to "Goodman Finance Capital Notes Offer" and crossed "Not Transferable". Payment must be made in New Zealand dollars and cheques must be drawn on a registered New Zealand bank. Cheques must not be post-dated.

INTEREST RATE

Insert interest rate for Five Year Capital Notes from rate card: %

Insert interest rate for Eight Year Capital Notes from rate card: %

IRD NUMBER

If you are a New Zealand resident please enter your IRD number:

Resident withholding tax rate (tick one): 19.5% 33% 39%

(Note: Companies (other than corporate trustees) are unable to elect a 19.5% rate)

If you hold a current resident withholding tax exemption certificate, please tick this box and attach a copy of the certificate:

HOLDER NUMBERS

If you already hold shares in a New Zealand company which has Computershare Investor Services Limited as its share registrar, please enter below the holder number allocated to you by Computershare Investor Services Limited (if known). If you have been issued a Common Shareholder Number (CSN), please enter it below.

METHOD OF PAYMENT OF INTEREST (Please complete only one option)

Direct credit to my bank account

Pay by cheque to my postal address as stated above

New Zealand bank account details: Bank Branch

Name of account holder: Account number: Bank Branch Account number Suffix

AGREEMENT OF TERMS

I/We irrevocably apply for the principal amount of Capital Notes shown above (or such lesser number as Goodman Finance may allocate and allot to me/us) on the terms and conditions set out in the Investment Statement, the Trust Deed and this Application Form. I/We agree to be bound by the Trust Deed (as amended from time to time) and confirm that the information that I/we have given on this Application Form is true and correct.

Signature(s) of applicant(s) (refer to the terms and conditions of application on the reverse):

Signature Date

Signature Date

TERMS AND CONDITIONS OF APPLICATION

1. By signing this Application Form:
   (a) the applicant offers to subscribe for Capital Notes on the terms set out in the Investment Statement, the Trust Deed and this Application Form;
   (b) the applicant acknowledges that this form was distributed with the Investment Statement; and
   (c) the applicant acknowledges that he/she/it has read and understood the Investment Statement and the section relating to the Privacy Act 1993 in the section of the Investment Statement entitled "Application Instructions".
2. Applicants must pay for the Capital Notes applied for in this Application Form by cheque attached to the form.
3. An application cannot be withdrawn or revoked by the applicant.
4. Goodman Finance reserves the right to decline any application, in whole or in part, without giving any reason.
5. FASTER statements for the Capital Notes will be dispatched to successful applicants as soon as practicable after allotment, but in any event no later than five Business Days after allotment.
6. Applications must conform with the application instructions in the section of the Investment Statement entitled "Application Instructions".
7. A joint application must be signed by all applicants. Only the address of the first named of the joint applicants will be recorded on the Capital Notes register and all interest payments, notices, etc. will be sent to that address.
8. Applications lodged by individuals must be signed personally or by their attorney or their agent. If this Application Form is signed by an attorney, the attorney must complete the Certificate of Non-Revocation of Power of Attorney set out below. If this Application Form is signed by an agent, the agent must complete the Certificate of Agent, also set out below.
9. Terms defined in the Investment Statement have the same meaning in this Application Form. This Application Form, the Offer and any contract arising out of its acceptance is governed by New Zealand law.

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY (Only complete this section if this Application Form is signed by an attorney of the applicant)

I, _______________ (Name of attorney) of _______________ (Address and occupation of attorney)

hereby certify that:

1. By a power of attorney dated _____ (Date) _____ (Month) _____ (Year)

_______________ (Name and occupation of person for whom attorney is signing) of _______________ (Address of person for whom attorney is signing)

(the "Donor") appointed me his/her/its attorney on the terms and conditions set out in that power of attorney.

2. I have executed this Application Form as attorney under that power of attorney and pursuant to the powers thereby conferred upon me.
3. At the date of this certificate, I have not received any notice or information of the revocation of that power of attorney, whether by the death or dissolution of the Donor or otherwise.

Signature of attorney _______________

Signed at _______________ this _____ day of _____ 2003

CERTIFICATE OF AGENT (Only complete this section if this Application Form is signed by an agent of the applicant)

I, _______________ (Name of agent) of _______________ (Address and occupation of agent)

hereby certify that:

1. _______________ (Name and occupation of person for whom agent is signing) of _______________ (Address of person for whom agent is signing)

(the "Donor") has appointed me his/her/its agent for the purposes of signing this Application Form.

2. I have executed this Application Form as the Donor's agent in accordance with the authority granted to me by the Donor.
3. At the date of this certificate I, have not received any notice or information of the revocation of my powers as agent, whether by the death or dissolution of the Donor or otherwise.

Signature of agent _______________

Signed at _______________ this _____ day of _____ 2003



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	2 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	115 pages (including cover sheet)

CAPITAL NOTES PROSPECTUS

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Offer of Capital Notes
by Goodman Finance Limited

Prospectus

Contents

Important Notice

The Offer is made only to New Zealand investors. The Capital Notes have not been registered under the United States Securities Act, and may not be offered or sold in the United States of America or to a U.S. person unless registered under the United States Securities Act or in a transaction exempt from registration.

Investment Highlights

The issuer of the Capital Notes, Goodman Finance, is a wholly-owned subsidiary of Burns Philp. Burns Philp has made a successful takeover offer for all the ordinary shares in Goodman Fielder. As at 29 April 2003 Burns Philp held 96.03% of the ordinary shares in Goodman Fielder. Burns Philp is in the process of compulsorily acquiring the remaining ordinary shares.

This Capital Notes issue provides New Zealand investors with an opportunity to invest in Capital Notes issued by a member of a global food group with the following characteristics.

Stable cash flows

The major markets in which Burns Philp and Goodman Fielder operate, namely the global yeast market and the Australian and New Zealand consumer food markets, are attractive due to their relative stability and limited exposure to economic cycles. These features are expected to provide the Group[1] with stable and predictable cash flows.

Product and geographic diversity

The businesses that make up the Group generate approximately NZ$4.1 billion in revenue annually from more than 30 countries and across a broad range of products. This product and geographic diversity underlies the stability of the Group's cash flows. A chart illustrating the breakdown of the Group's sales revenue by division and geography, based on the Pro Forma Financial Information for the 12 months ended 31 December 2002 is set out on page 2 of the Investment Statement.

Leading and highly recognised brands

Goodman Fielder is a leading Australasian retail branded food company with a highly attractive portfolio of brand names across a range of consumer food products. Goodman Fielder's brands are amongst the most recognised in Australia and New Zealand. This is endorsed by two of its brands being included in ACNielsen's Top 20 New Zealand FMCG Megabrands in 2001 (Quality Bakers #3 and Bluebird # 6) and four of its brands being included in ACNielsen's Top 100 Australian Brands in 2001 (Buttercup #11, Helga's #51, Meadow Lea #59 and Uncle Tobys #88).

Experienced management team with a proven track record

Burns Philp's senior management team has an average of over 15 years experience in the food industry. That team has a proven track record in cost control, operations and the management of capital. Since 1997, the Burns Philp management team has been responsible for the significant improvement in Burns Philp's operating and financial performance, which has seen Burns Philp's EBITDA margin[2] increase from approximately 7.5% for the financial year ended 30 June 1997 to over 20% for the financial year ended 30 June 2002.

---

[1] References in this Prospectus to "the Group" include all Subsidiaries of Burns Philp for the time being. Investors should be aware that Goodman Finance is the only member of the "Borrowing Group" (as defined in the Securities Regulations 1983) as at the date of this Prospectus and not all Subsidiaries of Burns Philp are, or will be, Guarantors of the Capital Notes. A description of the Guarantors is set out in the section of this Prospectus entitled "Summary of Guarantees" on page 77.

[2] EBITDA margin is calculated by dividing EBITDA by sales revenue using the relevant amounts shown in the audited consolidated financial statements of Burns Philp for the relevant financial year. For this purpose, EBITDA means net profit before related income tax, net interest expense, depreciation and amortisation, outside equity interests and individually significant items.

Key Information and Important Dates

This Prospectus, which is prepared as at and dated 1 May 2003, is for an offer by Goodman Finance Limited ("Goodman Finance") of fixed rate unsecured subordinated Capital Notes of an aggregate principal amount of up to $175 million, with up to a further $75 million in over-subscriptions. The Capital Notes are offered as Five Year Capital Notes and Eight Year Capital Notes.

Registration

A copy of this Prospectus, duly signed by or on behalf of the directors of Goodman Finance (as Issuer) and Burns Philp and its directors (as Promoters), and having attached to it copies of the documents required by section 41 of the Securities Act 1978 has been delivered to the Registrar of Companies for registration in accordance with section 42 of the Securities Act 1978.

The documents required by section 41 of the Securities Act 1978 to be attached to the copy of this Prospectus registered with the Registrar of Companies are:

- the Auditor's report in respect of the financial statements for Goodman Finance set out on pages 48 to 50;
- the signed consent of the Auditor to the Auditor's report appearing in this Prospectus;
- copies of the material contracts referred to on pages 82 to 84;
- an acknowledgement from the NZSE to the effect that application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE for the listing of the Capital Notes that can be complied with at that time have been complied with; and
- the Trustee's statement set out on page 76.

Investment Statement

An Investment Statement for the purpose of the Securities Regulations 1983 has been prepared in connection with the Offer of Capital Notes. Copies of the Investment Statement, which includes an Application Form and instructions on how to apply for Capital Notes, can be obtained from:

- any NZSE firm; or
- First NZ Securities (the Lead Manager and Organising Broker) (see inside back cover for contact details); or
- ASB Securities Limited (the Co-Lead Manager) (see inside back cover for contact details).

Important information

This Prospectus contains important information and should be read in its entirety. Investors should note that other important information about the Capital Notes and the Offer is available in the Investment Statement referred to above and in the Trust Deed and the Guarantees.

Capitalised terms used in this Prospectus have a specific meaning and are defined in the Glossary section of this Prospectus.

Use of proceeds of the issue

Goodman Finance is a wholly-owned subsidiary of Burns Philp. The proceeds of the issue of the Capital Notes will be applied by the Group to replace part of the finance raised by the Group to complete the acquisition of Goodman Fielder.

Offer period

The Offer will be open from the Opening Date (5 May 2003) until 5.00pm on the Closing Date (27 June 2003) or such earlier date on which applications are received and accepted for the maximum aggregate principal amount of the Capital Notes offered (including over-subscriptions, if any). Goodman Finance may vary the Closing Date and extend the period of the Offer. This may have a consequential effect on other dates listed in the "Important Dates" table on page 7.

Minimum applications

Applications for Five Year Capital Notes and Eight Year Capital Notes must be for a minimum principal amount of $5,000 each, and thereafter in multiples of $1,000 in relation to Five Year Capital Notes or Eight Year Capital Notes (as the case may be).

How to apply

Instructions on how to apply for Capital Notes are set out in the section of the Investment Statement entitled "Application Instructions" on page 79.

Offer to New Zealand investors only

The Offer is made only to New Zealand residents. No offer or invitation is made under this Prospectus or the Investment Statement in any jurisdiction outside New Zealand. No person may offer, sell or deliver any Capital Notes or distribute this Prospectus to any person outside New Zealand, except in accordance with all of the legal requirements of the relevant jurisdiction.

The Capital Notes have not been registered under the United States Securities Act, and may not be offered or sold in the United States of America or to a U.S. person unless registered under the United States Securities Act or in a transaction exempt from registration.

New Zealand Stock Exchange listing

Application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE relating thereto that can be complied with on or before the date of this Prospectus have been duly complied with. However, the NZSE accepts no responsibility for any statement in this Prospectus. The NZSE has authorised NZSE firms to act in the Offer.

Definitions

Capitalised terms used in this Prospectus have a specified meaning and are defined in the "Glossary" section on pages 101 to 112.

This Prospectus contains a number of references to "the Group". For those purposes, the Group means Burns Philp and all of its Subsidiaries for the time being. Investors should be aware that Goodman Finance is the only member of the "Borrowing Group" (as defined in the Securities Regulations 1983) as at the date of this Prospectus and not all subsidiaries of Burns Philp are, or will be, Guarantors of the Capital Notes. A description of the Guarantors is set out in the section of this Prospectus entitled "Summary of Guarantees" on page 77.

Currencies

In this Prospectus, unless otherwise specified, a reference to "A$" is to Australian dollars, a reference to "$" or "NZ$" is to New Zealand dollars and a reference to "US$" is to United States dollars.

Important dates

Opening Date of the Offer	5 May 2003
Closing Date of the Offer	27 June 2003
Expected date of initial quotation and trading of the Capital Notes on the NZSE	1 July 2003
First interest payment (payable to the initial subscriber)	
• in respect of Five Year Capital Notes	15 December 2003
• in respect of Eight Year Capital Notes	15 November 2003
Subsequent interest payments	
• in respect of Five Year Capital Notes	15 March, 15 June, 15 September and 15 December
• in respect of Eight Year Capital Notes	15 February, 15 May, 15 August and 15 November
Initial Election Date	
• in respect of Five Year Capital Notes	15 December 2008
• in respect of Eight Year Capital Notes	15 November 2011

Note: Capital Notes will be allotted on each Business Day during the period of the Offer after receipt and acceptance of valid applications. Goodman Finance will advise successful applicants of the allotment of Capital Notes to them as soon as practicable after the date of allotment.

Chairman's Letter

1 May 2003

Dear Investor

On behalf of the Board of Goodman Finance Limited ("Goodman Finance"), I am pleased to offer you an opportunity to subscribe for Capital Notes to be issued by Goodman Finance. Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited ("Burns Philp").

The issue of Capital Notes will fund in part the acquisition by Burns Philp of Goodman Fielder Limited ("Goodman Fielder"). That acquisition established the enlarged Group as a leading food group, with pro-forma revenues of approximately NZ$4.1 billion and EBITDA[1] of approximately NZ$676 million for the 12 months ended 31 December 2002.

Burns Philp is the world's second largest producer of yeast, producing fresh and dry yeast for supply to thousands of industrial bakeries around the world. Burns Philp also produces packaged fresh and dry yeast for consumer use and manufactures yeast extracts. In addition, Burns Philp is the second largest supplier of herbs and spices to supermarkets and food service providers in North America.

Goodman Fielder is a leading Australasian retail branded food company. It manufactures and sells branded food products including bread and baked goods, breakfast cereals, margarines, cooking oils and snack foods throughout Australia and New Zealand. Many of these products have a leading share of the market in which they compete and are sold under well-known brands such as Uncle Tobys, Quality Bakers, Meadow Lea, Bluebird, Ernest Adams and Edmonds.

The Capital Notes are unsecured, subordinated debt obligations of Goodman Finance that offer investors a fixed rate of interest. The obligations of Goodman Finance in respect of the Capital Notes are guaranteed on an unsecured and subordinated basis by Burns Philp and certain of its wholly-owned Subsidiaries in New Zealand, Australia and the United States of America. Interest on the Capital Notes will be payable quarterly, and investors may subscribe for Capital Notes with initial terms of approximately five or eight years. This Prospectus and the Investment Statement in respect of the offer set out the full details of the offer and instructions on how to apply for Capital Notes.

On behalf of the Board of Goodman Finance, I welcome your participation in the offer.

Yours faithfully



Graeme Hart
Chairman
Goodman Finance Limited

---

[1] For this purpose, EBITDA represents net profit before related income tax, net interest expense, depreciation and amortisation, outside equity interests and individually significant items as extracted from the Pro Forma Financial Information.

Main Terms of the Offer

The following is a summary of the main terms of the Offer. Investors should also refer to the more detailed information in the other sections of this Prospectus, including the section entitled "Conditions of Capital Notes", and to the Investment Statement, the Trust Deed and the Guarantees.

Issuer

The Issuer of the Capital Notes is Goodman Finance.

Type of instrument

The Capital Notes are unsecured, subordinated, fixed interest debt obligations of Goodman Finance. The obligations of Goodman Finance under the Capital Notes are guaranteed on an unsecured and subordinated basis by the Guarantors. The Guarantors comprise Burns Philp and each of its wholly-owned Subsidiaries incorporated in Australia, New Zealand and the United States of America that had gross revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more. The names of the wholly-owned Subsidiaries of Burns Philp which satisfy these criteria, and which are the Guarantors, as at the date of this Prospectus, are listed on page 77 under the heading "Guarantors".

It is also intended that Goodman Fielder and each of its wholly-owned Subsidiaries incorporated in Australia, New Zealand and the United States of America that had gross revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more will become Guarantors once Burns Philp completes the compulsory acquisition of Goodman Fielder shares and certain other requirements are satisfied. This process is discussed in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79.

The Capital Notes are to be issued in two Tranches – Five Year Capital Notes (having an initial term maturing on 15 December 2008) and Eight Year Capital Notes (having an initial term maturing on 15 November 2011). Investors may subscribe for Five Year Capital Notes, Eight Year Capital Notes or a combination of Five Year Capital Notes and Eight Year Capital Notes.

Investors should be aware that Goodman Finance may, at any time after the first anniversary of the Opening Date, upon giving 45 days' written notice to Noteholders, redeem all or a portion (on a pro rata basis across all Noteholders) of the Capital Notes (refer to the further description of this right on page 13 under the heading "Call Option by Goodman Finance").

The only right of the Trustee or a Noteholder to require redemption of a Capital Note prior to an Election Date is where a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies.

Offer amount

Capital Notes with an aggregate principal amount of up to $175 million are offered for subscription. Goodman Finance reserves the right to accept or reject over-subscriptions. If over-subscriptions are accepted, those over-subscriptions will be limited to an aggregate principal amount of $75 million.

Offer period

The Offer will be open from the Opening Date (5 May 2003) until 5.00pm on the Closing Date (27 June 2003), or such earlier date when subscriptions are received and accepted for the maximum aggregate principal amount of the Capital Notes (including over-subscriptions, if any). Goodman Finance may vary the Closing Date and extend the Offer period.

Firm allocations

Capital Notes with an aggregate principal amount of up to $250 million (being 100% of the Offer amount, including over-subscriptions, if any) may be reserved for subscription by clients of NZSE firms and invited financial institutions. The aggregate number of Capital Notes so reserved will be determined by

the Lead Manager and notified to investors by way of general announcement to the NZSE on or before the Closing Date. If this right is exercised in full, there will be no public pool of Capital Notes available to investors.

Interest Rate

The Capital Notes will bear interest payable in arrears on a quarterly basis. During the period from the date of allotment until the initial Election Date, interest for each Tranche of Capital Notes will be paid at the rate set out in the rate card that is current at the date on which Capital Notes are allotted to an investor by Goodman Finance. Goodman Finance may change the Interest Rate offered by it for a Tranche of Capital Notes at any time during the Offer period. If the Interest Rate of a Tranche is increased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the higher rate. If the Interest Rate of a Tranche is decreased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the rate applying at the date on which the Capital Notes were allotted. Therefore, it is possible that not all Capital Notes forming part of a Tranche will have the same Interest Rate.

Investors should be aware that the rate card (and the interest rates specified on the rate card) can change during the Offer period. The rate card will be replaced to reflect a change in either Interest Rate. Accordingly, at the time of application, investors should confirm that they hold the current rate card by contacting the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732) or their investment adviser.

If the Registrar receives an application for Capital Notes at an interest rate that is different from the interest rate offered by Goodman Finance at that time (the "Correct Rate"), and Goodman Finance wishes to accept the application in whole or in part, Goodman Finance will accept the application (in whole or in part) where the Correct Rate is higher than the rate in the Application Form. In this situation, the Interest Rate for the Capital Notes allotted to that investor will be the Correct Rate.

Where the Correct Rate is lower than the interest rate in the Application Form (and Goodman Finance wishes to accept the application in whole or in part), the Registrar will notify the applicant of the Correct Rate and request a further application. If the Registrar receives a second Application Form containing the Correct Rate within 10 days after the date on which that form is requested, the second application will be processed and the Capital Notes will be issued on the basis outlined above provided the Offer remains open. The Registrar will return the applicant's cheque (received on the initial application) within five Business Days after the Closing Date if the Registrar does not receive the second Application Form within the period referred to above.

Payment of interest

Interest accrues on the Capital Notes on a daily basis from the date of allotment. The initial interest payment will be made on:

- 15 December 2003 in respect of the Five Year Capital Notes; and
- 15 November 2003 in respect of the Eight Year Capital Notes.

In each case, the initial interest payment will be made to the original subscriber for the Capital Notes (irrespective of any transfer of the Capital Notes prior to the relevant Initial Interest Date).

Subsequent interest payments will be made quarterly in arrears until the initial Election Date. Payments will be made on 15 March, 15 June, 15 September and 15 December in each year in relation to the Five Year Capital Notes, and on 15 February, 15 May, 15 August and 15 November in each year in relation to the Eight Year Capital Notes.

Interest (other than the initial interest payment) will be paid to the persons registered as holders of the Capital Notes on the date for determining the entitlement to interest payments. Interest will not be paid (but will continue to accrue) if Goodman Finance is obliged to, or exercises its right to, suspend (in whole or part) the payment of interest at any time. Non-payment of interest does not give rise to a right

to accelerate repayment of the Capital Notes. A description of the circumstances in which payment of interest may be suspended is set out in the section of this Prospectus entitled "Conditions of Capital Notes" on page 55.

Term

Five Year Capital Notes will have an initial Election Date of 15 December 2008 and Eight Year Capital Notes will have an initial Election Date of 15 November 2011.

Prior to the initial Election Date for a Tranche, Goodman Finance will send a written notice to each Noteholder in relation to the relevant Tranche, specifying:

- the proportion (if any) of the outstanding Capital Notes of that Tranche to be compulsorily redeemed by Goodman Finance or purchased by Goodman Finance (or Burns Philp or a Subsidiary of Burns Philp) on the Election Date; and

- if applicable, the new Interest Rate (if any) to apply to any Capital Notes to be rolled over on the Election Date and any other variations of the terms and conditions of the Capital Notes that will apply from that Election Date until the next Election Date. There is no requirement that the new terms and conditions contain any provision enabling Goodman Finance to arrange for the Capital Notes to be redeemed by the issue of Burns Philp Shares or shares in any other company.

Noteholders must return this notice to Goodman Finance no later than 20 Business Days after the Election Record Date specifying in relation to that portion of their Capital Notes which are not to be redeemed or purchased:

- the Capital Notes in respect of which the Noteholder accepts the new terms and conditions; and

- the Capital Notes in respect of which the Noteholder does not accept the new terms and conditions and which the Noteholder wishes to have redeemed or purchased.

Despite a Noteholder's election, no later than 10 Business Days before the Election Date, Goodman Finance may (at its discretion) elect that either:

- it redeems or that it, Burns Philp or a Subsidiary of Burns Philp, purchases for cash some or all of the Capital Notes held by the Noteholder; or

- it arranges for some or all of the Capital Notes held by the Noteholder to be redeemed by the issue of Burns Philp Shares.

As a result, Noteholders may receive Burns Philp Shares with a value determined in the manner described on page 12 under the heading "Formula to be Applied if Capital Notes are Redeemed by the Issue of Burns Philp Shares" rather than cash upon redemption of the Capital Notes.

If Goodman Finance elects to exercise these rights in respect of a portion of Capital Notes in a particular Tranche, it must do so in the manner described in Condition 4.3 on pages 58 to 60. Noteholders who have their Capital Notes redeemed or purchased for cash will receive payment of the principal amount, together with any accrued and unpaid interest in relation to those Capital Notes.

Guarantees

The obligations of Goodman Finance under the Capital Notes are guaranteed on an unsecured and subordinated basis by the Guarantors. Each of the Guarantees has been granted in favour of the Trustee and is held by the Trustee on behalf of all Noteholders.

Each Guarantee is subordinated such that, in the event of the liquidation of a Guarantor or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the rights and claims of the Trustee (on behalf of Noteholders) are subordinated to the rights and claims of all other creditors of that Guarantor, other than creditors who have agreed to rank subordinate to, or equal with, the obligations of that Guarantor under the relevant Guarantee.

The terms of each Guarantee are described further in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79 (including the names of each Guarantor as at the date of this Prospectus).

Guarantees of the Capital Notes are being provided by certain wholly-owned Subsidiaries of Burns Philp which are incorporated in Australia, New Zealand and the United States of America, and on a subordinated basis to the same extent as the Capital Notes. There is no assurance that the Guarantors will comprise a particular percentage of the Group by reference to values of assets or shareholders' funds. A Guarantor (other than Burns Philp) may be released from its guarantee obligations without the consent of the Trustee or Noteholders if its gross revenues from non-Group Members for its most recently completed financial year fall below A$10 million (or its equivalent in another currency) or if a Guarantor (other than Burns Philp) is sold on an arms length basis for valuable consideration (other than to Goodman Finance, Burns Philp or any Subsidiary of Burns Philp). Burns Philp may only be released, and any other Guarantor may only be released in any other circumstances, if the release is approved by Extraordinary Resolution (as defined in the Trust Deed) or the Trustee is of the opinion that it would not be, and is not likely to become, materially prejudicial to the interest of Noteholders to release Burns Philp or the relevant Guarantor from the Guarantee.

Formula to be applied if Capital Notes are redeemed by the issue of Burns Philp Shares

No later than 10 Business Days before the Election Date for a Tranche of Capital Notes, Goodman Finance (at its discretion) may elect to redeem some or all of the Capital Notes in the relevant Tranche by the issue of Burns Philp Shares by Burns Philp, irrespective of any election made by a Noteholder to either accept new terms and conditions for his or her Capital Notes or to request redemption or purchase for cash of some or all of those Capital Notes.

The Burns Philp Shares to be issued on the redemption of those Capital Notes will be issued in accordance with a formula based on the principal amount of, and accrued and unpaid interest on, those Capital Notes and the New Zealand Dollar Equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled). The New Zealand Dollar Equivalent means at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.

Trustee

The Trustee for Noteholders is The New Zealand Guardian Trust Company Limited.

Trust Deed

The Capital Notes will be constituted by and issued pursuant to the Trust Deed. A summary of the principal provisions of the Trust Deed is set out in the section of this Prospectus entitled "Summary of Trust Deed" on pages 67 to 75.

Applications

Applications to subscribe for Five Year Capital Notes or Eight Year Capital Notes must be for a minimum principal amount of $5,000 each and thereafter in multiples of $1,000 in relation to each Tranche of Capital Notes subscribed for by an investor.

Applications must be made on the Application Form contained at the back of the Investment Statement



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	2 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	115 pages (including cover sheet)

CAPITAL NOTES PROSPECTUS

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Offer of Capital Notes by Goodman Finance Limited

Prospectus

Contents

Important Notice

The Offer is made only to New Zealand investors. The Capital Notes have not been registered under the United States Securities Act, and may not be offered or sold in the United States of America or to a U.S. person unless registered under the United States Securities Act or in a transaction exempt from registration.

Investment Highlights

The issuer of the Capital Notes, Goodman Finance, is a wholly-owned subsidiary of Burns Philp. Burns Philp has made a successful takeover offer for all the ordinary shares in Goodman Fielder. As at 29 April 2003 Burns Philp held 96.03% of the ordinary shares in Goodman Fielder. Burns Philp is in the process of compulsorily acquiring the remaining ordinary shares.

This Capital Notes issue provides New Zealand investors with an opportunity to invest in Capital Notes issued by a member of a global food group with the following characteristics.

Stable cash flows

The major markets in which Burns Philp and Goodman Fielder operate, namely the global yeast market and the Australian and New Zealand consumer food markets, are attractive due to their relative stability and limited exposure to economic cycles. These features are expected to provide the Group[1] with stable and predictable cash flows.

Product and geographic diversity

The businesses that make up the Group generate approximately NZ$4.1 billion in revenue annually from more than 30 countries and across a broad range of products. This product and geographic diversity underlies the stability of the Group's cash flows. A chart illustrating the breakdown of the Group's sales revenue by division and geography, based on the Pro Forma Financial Information for the 12 months ended 31 December 2002 is set out on page 2 of the Investment Statement.

Leading and highly recognised brands

Goodman Fielder is a leading Australasian retail branded food company with a highly attractive portfolio of brand names across a range of consumer food products. Goodman Fielder's brands are amongst the most recognised in Australia and New Zealand. This is endorsed by two of its brands being included in ACNielsen's Top 20 New Zealand FMCG Megabrands in 2001 (Quality Bakers #3 and Bluebird # 6) and four of its brands being included in ACNielsen's Top 100 Australian Brands in 2001 (Buttercup #11, Helga's #51, Meadow Lea #59 and Uncle Tobys #88).

Experienced management team with a proven track record

Burns Philp's senior management team has an average of over 15 years experience in the food industry. That team has a proven track record in cost control, operations and the management of capital. Since 1997, the Burns Philp management team has been responsible for the significant improvement in Burns Philp's operating and financial performance, which has seen Burns Philp's EBITDA margin[2] increase from approximately 7.5% for the financial year ended 30 June 1997 to over 20% for the financial year ended 30 June 2002.

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[1] References in this Prospectus to "the Group" include all Subsidiaries of Burns Philp for the time being. Investors should be aware that Goodman Finance is the only member of the "Borrowing Group" (as defined in the Securities Regulations 1983) as at the date of this Prospectus and not all Subsidiaries of Burns Philp are, or will be, Guarantors of the Capital Notes. A description of the Guarantors is set out in the section of this Prospectus entitled "Summary of Guarantees" on page 77.

[2] EBITDA margin is calculated by dividing EBITDA by sales revenue using the relevant amounts shown in the audited consolidated financial statements of Burns Philp for the relevant financial year. For this purpose, EBITDA means net profit before related income tax, net interest expense, depreciation and amortisation, outside equity interests and individually significant items.

Key Information and Important Dates

This Prospectus, which is prepared as at and dated 1 May 2003, is for an offer by Goodman Finance Limited ("Goodman Finance") of fixed rate unsecured subordinated Capital Notes of an aggregate principal amount of up to $175 million, with up to a further $75 million in over-subscriptions. The Capital Notes are offered as Five Year Capital Notes and Eight Year Capital Notes.

Registration

A copy of this Prospectus, duly signed by or on behalf of the directors of Goodman Finance (as Issuer) and Burns Philp and its directors (as Promoters), and having attached to it copies of the documents required by section 41 of the Securities Act 1978 has been delivered to the Registrar of Companies for registration in accordance with section 42 of the Securities Act 1978.

The documents required by section 41 of the Securities Act 1978 to be attached to the copy of this Prospectus registered with the Registrar of Companies are:

- the Auditor's report in respect of the financial statements for Goodman Finance set out on pages 48 to 50;
- the signed consent of the Auditor to the Auditor's report appearing in this Prospectus;
- copies of the material contracts referred to on pages 82 to 84;
- an acknowledgement from the NZSE to the effect that application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE for the listing of the Capital Notes that can be complied with at that time have been complied with; and
- the Trustee's statement set out on page 76.

Investment Statement

An Investment Statement for the purpose of the Securities Regulations 1983 has been prepared in connection with the Offer of Capital Notes. Copies of the Investment Statement, which includes an Application Form and instructions on how to apply for Capital Notes, can be obtained from:

- any NZSE firm; or
- First NZ Securities (the Lead Manager and Organising Broker) (see inside back cover for contact details); or
- ASB Securities Limited (the Co-Lead Manager) (see inside back cover for contact details).

Important information

This Prospectus contains important information and should be read in its entirety. Investors should note that other important information about the Capital Notes and the Offer is available in the Investment Statement referred to above and in the Trust Deed and the Guarantees.

Capitalised terms used in this Prospectus have a specific meaning and are defined in the Glossary section of this Prospectus.

Use of proceeds of the issue

Goodman Finance is a wholly-owned subsidiary of Burns Philp. The proceeds of the issue of the Capital Notes will be applied by the Group to replace part of the finance raised by the Group to complete the acquisition of Goodman Fielder.

Offer period

The Offer will be open from the Opening Date (5 May 2003) until 5.00pm on the Closing Date (27 June 2003) or such earlier date on which applications are received and accepted for the maximum aggregate principal amount of the Capital Notes offered (including over-subscriptions, if any). Goodman Finance may vary the Closing Date and extend the period of the Offer. This may have a consequential effect on other dates listed in the "Important Dates" table on page 7.

Minimum applications

Applications for Five Year Capital Notes and Eight Year Capital Notes must be for a minimum principal amount of $5,000 each, and thereafter in multiples of $1,000 in relation to Five Year Capital Notes or Eight Year Capital Notes (as the case may be).

How to apply

Instructions on how to apply for Capital Notes are set out in the section of the Investment Statement entitled "Application Instructions" on page 79.

Offer to New Zealand investors only

The Offer is made only to New Zealand residents. No offer or invitation is made under this Prospectus or the Investment Statement in any jurisdiction outside New Zealand. No person may offer, sell or deliver any Capital Notes or distribute this Prospectus to any person outside New Zealand, except in accordance with all of the legal requirements of the relevant jurisdiction.

The Capital Notes have not been registered under the United States Securities Act, and may not be offered or sold in the United States of America or to a U.S. person unless registered under the United States Securities Act or in a transaction exempt from registration.

New Zealand Stock Exchange listing

Application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE relating thereto that can be complied with on or before the date of this Prospectus have been duly complied with. However, the NZSE accepts no responsibility for any statement in this Prospectus. The NZSE has authorised NZSE firms to act in the Offer.

Definitions

Capitalised terms used in this Prospectus have a specified meaning and are defined in the "Glossary" section on pages 101 to 112.

This Prospectus contains a number of references to "the Group". For those purposes, the Group means Burns Philp and all of its Subsidiaries for the time being. Investors should be aware that Goodman Finance is the only member of the "Borrowing Group" (as defined in the Securities Regulations 1983) as at the date of this Prospectus and not all subsidiaries of Burns Philp are, or will be, Guarantors of the Capital Notes. A description of the Guarantors is set out in the section of this Prospectus entitled "Summary of Guarantees" on page 77.

Currencies

In this Prospectus, unless otherwise specified, a reference to "A$" is to Australian dollars, a reference to "$" or "NZ$" is to New Zealand dollars and a reference to "US$" is to United States dollars.

Important dates

Opening Date of the Offer	5 May 2003
Closing Date of the Offer	27 June 2003
Expected date of initial quotation and trading of the Capital Notes on the NZSE	1 July 2003
First interest payment (payable to the initial subscriber)	
• *in respect of Five Year Capital Notes*	15 December 2003
• in respect of Eight Year Capital Notes	15 November 2003
Subsequent interest payments	
• in respect of Five Year Capital Notes	15 March, 15 June, 15 September and 15 December
• in respect of Eight Year Capital Notes	15 February, 15 May, 15 August and 15 November
Initial Election Date	
• in respect of Five Year Capital Notes	15 December 2008
• in respect of Eight Year Capital Notes	15 November 2011

Note: Capital Notes will be allotted on each Business Day during the period of the Offer after receipt and acceptance of valid applications. Goodman Finance will advise successful applicants of the allotment of Capital Notes to them as soon as practicable after the date of allotment.

Chairman's Letter

1 May 2003

Dear Investor

On behalf of the Board of Goodman Finance Limited ("Goodman Finance"), I am pleased to offer you an opportunity to subscribe for Capital Notes to be issued by Goodman Finance. Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited ("Burns Philp").

The issue of Capital Notes will fund in part the acquisition by Burns Philp of Goodman Fielder Limited ("Goodman Fielder"). That acquisition established the enlarged Group as a leading food group, with pro-forma revenues of approximately NZ$4.1 billion and EBITDA[1] of approximately NZ$676 million for the 12 months ended 31 December 2002.

Burns Philp is the world's second largest producer of yeast, producing fresh and dry yeast for supply to thousands of industrial bakeries around the world. Burns Philp also produces packaged fresh and dry yeast for consumer use and manufactures yeast extracts. In addition, Burns Philp is the second largest supplier of herbs and spices to supermarkets and food service providers in North America.

Goodman Fielder is a leading Australasian retail branded food company. It manufactures and sells branded food products including bread and baked goods, breakfast cereals, margarines, cooking oils and snack foods throughout Australia and New Zealand. Many of these products have a leading share of the market in which they compete and are sold under well-known brands such as Uncle Tobys, Quality Bakers, Meadow Lea, Bluebird, Ernest Adams and Edmonds.

The Capital Notes are unsecured, subordinated debt obligations of Goodman Finance that offer investors a fixed rate of interest. The obligations of Goodman Finance in respect of the Capital Notes are guaranteed on an unsecured and subordinated basis by Burns Philp and certain of its wholly-owned Subsidiaries in New Zealand, Australia and the United States of America. Interest on the Capital Notes will be payable quarterly, and investors may subscribe for Capital Notes with initial terms of approximately five or eight years. This Prospectus and the Investment Statement in respect of the offer set out the full details of the offer and instructions on how to apply for Capital Notes.

On behalf of the Board of Goodman Finance, I welcome your participation in the offer.

Yours faithfully



Graeme Hart
Chairman
Goodman Finance Limited

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[1] For this purpose, EBITDA represents net profit before related income tax, net interest expense, depreciation and amortisation, outside equity interests and individually significant items as extracted from the Pro Forma Financial Information.

Main Terms of the Offer

The following is a summary of the main terms of the Offer. Investors should also refer to the more detailed information in the other sections of this Prospectus, including the section entitled "Conditions of Capital Notes", and to the Investment Statement, the Trust Deed and the Guarantees.

Issuer

The issuer of the Capital Notes is Goodman Finance.

Type of instrument

The Capital Notes are unsecured, subordinated, fixed interest debt obligations of Goodman Finance. The obligations of Goodman Finance under the Capital Notes are guaranteed on an unsecured and subordinated basis by the Guarantors. The Guarantors comprise Burns Philp and each of its wholly-owned Subsidiaries incorporated in Australia, New Zealand and the United States of America that had gross revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more. The names of the wholly-owned Subsidiaries of Burns Philp which satisfy these criteria, and which are the Guarantors, as at the date of this Prospectus, are listed on page 77 under the heading "Guarantors".

It is also intended that Goodman Fielder and each of its wholly-owned Subsidiaries incorporated in Australia, New Zealand and the United States of America that had gross revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more will become Guarantors once Burns Philp completes the compulsory acquisition of Goodman Fielder shares and certain other requirements are satisfied. This process is discussed in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79.

The Capital Notes are to be issued in two Tranches – Five Year Capital Notes (having an initial term maturing on 15 December 2008) and Eight Year Capital Notes (having an initial term maturing on 15 November 2011). Investors may subscribe for Five Year Capital Notes, Eight Year Capital Notes or a combination of Five Year Capital Notes and Eight Year Capital Notes.

Investors should be aware that Goodman Finance may, at any time after the first anniversary of the Opening Date, upon giving 45 days' written notice to Noteholders, redeem all or a portion (on a pro rata basis across all Noteholders) of the Capital Notes (refer to the further description of this right on page 13 under the heading "Call Option by Goodman Finance").

The only right of the Trustee or a Noteholder to require redemption of a Capital Note prior to an Election Date is where a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies.

Offer amount

Capital Notes with an aggregate principal amount of up to $175 million are offered for subscription. Goodman Finance reserves the right to accept or reject over-subscriptions. If over-subscriptions are accepted, those over-subscriptions will be limited to an aggregate principal amount of $75 million.

Offer period

The Offer will be open from the Opening Date (5 May 2003) until 5.00pm on the Closing Date (27 June 2003), or such earlier date when subscriptions are received and accepted for the maximum aggregate principal amount of the Capital Notes (including over-subscriptions, if any). Goodman Finance may vary the Closing Date and extend the Offer period.

Firm allocations

Capital Notes with an aggregate principal amount of up to $250 million (being 100% of the Offer amount, including over-subscriptions, if any) may be reserved for subscription by clients of NZSE firms and invited financial institutions. The aggregate number of Capital Notes so reserved will be determined by

the Lead Manager and notified to investors by way of general announcement to the NZSE on or before the Closing Date. If this right is exercised in full, there will be no public pool of Capital Notes available to investors.

Interest Rate

The Capital Notes will bear interest payable in arrears on a quarterly basis. During the period from the date of allotment until the Initial Election Date, interest for each Tranche of Capital Notes will be paid at the rate set out in the rate card that is current at the date on which Capital Notes are allotted to an investor by Goodman Finance. Goodman Finance may change the Interest Rate offered by it for a Tranche of Capital Notes at any time during the Offer period. If the Interest Rate of a Tranche is increased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the higher rate. If the Interest Rate of a Tranche is decreased after the date upon which Capital Notes of that Tranche are allotted to an investor by Goodman Finance, the investor will be entitled to the rate applying at the date on which the Capital Notes were allotted. Therefore, it is possible that not all Capital Notes forming part of a Tranche will have the same Interest Rate.

Investors should be aware that the rate card (and the interest rates specified on the rate card) can change during the Offer period. The rate card will be replaced to reflect a change in either Interest Rate. Accordingly, at the time of application, investors should confirm that they hold the current rate card by contacting the Lead Manager (freephone 0800 162 222), the Co-Lead Manager (freephone 0800 272 732) or their investment adviser.

If the Registrar receives an application for Capital Notes at an interest rate that is different from the interest rate offered by Goodman Finance at that time (the "Correct Rate"), and Goodman Finance wishes to accept the application in whole or in part, Goodman Finance will accept the application (in whole or in part) where the Correct Rate is higher than the rate in the Application Form. In this situation, the Interest Rate for the Capital Notes allotted to that investor will be the Correct Rate.

Where the Correct Rate is lower than the interest rate in the Application Form (and Goodman Finance wishes to accept the application in whole or in part), the Registrar will notify the applicant of the Correct Rate and request a further application. If the Registrar receives a second Application Form containing the Correct Rate within 10 days after the date on which that form is requested, the second application will be processed and the Capital Notes will be issued on the basis outlined above provided the Offer remains open. The Registrar will return the applicant's cheque (received on the initial application) within five Business Days after the Closing Date if the Registrar does not receive the second Application Form within the period referred to above.

Payment of interest

Interest accrues on the Capital Notes on a daily basis from the date of allotment. The initial interest payment will be made on:

- 15 December 2003 in respect of the Five Year Capital Notes; and
- 15 November 2003 in respect of the Eight Year Capital Notes.

In each case, the initial interest payment will be made to the original subscriber for the Capital Notes (irrespective of any transfer of the Capital Notes prior to the relevant initial Interest Date).

Subsequent interest payments will be made quarterly in arrears until the initial Election Date. Payments will be made on 15 March, 15 June, 15 September and 15 December in each year in relation to the Five Year Capital Notes, and on 15 February, 15 May, 15 August and 15 November in each year in relation to the Eight Year Capital Notes.

Interest (other than the initial interest payment) will be paid to the persons registered as holders of the Capital Notes on the date for determining the entitlement to interest payments. Interest will not be paid (but will continue to accrue) if Goodman Finance is obliged to, or exercises its right to, suspend (in whole or part) the payment of interest at any time. Non-payment of interest does not give rise to a right

to accelerate repayment of the Capital Notes. A description of the circumstances in which payment of interest may be suspended is set out in the section of this Prospectus entitled "Conditions of Capital Notes" on page 55.

Term

Five Year Capital Notes will have an initial Election Date of 15 December 2008 and Eight Year Capital Notes will have an initial Election Date of 15 November 2011.

Prior to the initial Election Date for a Tranche, Goodman Finance will send a written notice to each Noteholder in relation to the relevant Tranche, specifying:

- the proportion (if any) of the outstanding Capital Notes of that Tranche to be compulsorily redeemed by Goodman Finance or purchased by Goodman Finance (or Burns Philp or a Subsidiary of Burns Philp) on the Election Date; and

- if applicable, the new Interest Rate (if any) to apply to any Capital Notes to be rolled over on the Election Date and any other variations of the terms and conditions of the Capital Notes that will apply from that Election Date until the next Election Date. There is no requirement that the new terms and conditions contain any provision enabling Goodman Finance to arrange for the Capital Notes to be redeemed by the issue of Burns Philp Shares or shares in any other company.

Noteholders must return this notice to Goodman Finance no later than 20 Business Days after the Election Record Date specifying in relation to that portion of their Capital Notes which are not to be redeemed or purchased:

- the Capital Notes in respect of which the Noteholder accepts the new terms and conditions; and

- the Capital Notes in respect of which the Noteholder does not accept the new terms and conditions and which the Noteholder wishes to have redeemed or purchased.

Despite a Noteholder's election, no later than 10 Business Days before the Election Date, Goodman Finance may (at its discretion) elect that either:

- it redeems or that it, Burns Philp or a Subsidiary of Burns Philp, purchases for cash some or all of the Capital Notes held by the Noteholder; or

- it arranges for some or all of the Capital Notes held by the Noteholder to be redeemed by the issue of Burns Philp Shares.

As a result, Noteholders may receive Burns Philp Shares with a value determined in the manner described on page 12 under the heading "Formula to be Applied if Capital Notes are Redeemed by the Issue of Burns Philp Shares" rather than cash upon redemption of the Capital Notes.

If Goodman Finance elects to exercise these rights in respect of a portion of Capital Notes in a particular Tranche, it must do so in the manner described in Condition 4.3 on pages 58 to 60. Noteholders who have their Capital Notes redeemed or purchased for cash will receive payment of the principal amount, together with any accrued and unpaid interest in relation to those Capital Notes.

Guarantees

The obligations of Goodman Finance under the Capital Notes are guaranteed on an unsecured and subordinated basis by the Guarantors. Each of the Guarantees has been granted in favour of the Trustee and is held by the Trustee on behalf of all Noteholders.

Each Guarantee is subordinated such that, in the event of the liquidation of a Guarantor or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the rights and claims of the Trustee (on behalf of Noteholders) are subordinated to the rights and claims of all other creditors of that Guarantor, other than creditors who have agreed to rank subordinate to, or equal with, the obligations of that Guarantor under the relevant Guarantee.

The terms of each Guarantee are described further in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79 (including the names of each Guarantor as at the date of this Prospectus).

Guarantees of the Capital Notes are being provided by certain wholly-owned Subsidiaries of Burns Philp which are incorporated in Australia, New Zealand and the United States of America, and on a subordinated basis to the same extent as the Capital Notes. There is no assurance that the Guarantors will comprise a particular percentage of the Group by reference to values of assets or shareholders' funds. A Guarantor (other than Burns Philp) may be released from its guarantee obligations without the consent of the Trustee or Noteholders if its gross revenues from non-Group Members for its most recently completed financial year fall below A$10 million (or its equivalent in another currency) or if a Guarantor (other than Burns Philp) is sold on an arms length basis for valuable consideration (other than to Goodman Finance, Burns Philp or any Subsidiary of Burns Philp). Burns Philp may only be released, and any other Guarantor may only be released in any other circumstances, if the release is approved by Extraordinary Resolution (as defined in the Trust Deed) or the Trustee is of the opinion that it would not be, and is not likely to become, materially prejudicial to the interest of Noteholders to release Burns Philp or the relevant Guarantor from the Guarantee.

Formula to be applied if Capital Notes are redeemed by the issue of Burns Philp Shares

No later than 10 Business Days before the Election Date for a Tranche of Capital Notes, Goodman Finance (at its discretion) may elect to redeem some or all of the Capital Notes in the relevant Tranche by the issue of Burns Philp Shares by Burns Philp, irrespective of any election made by a Noteholder to either accept new terms and conditions for his or her Capital Notes or to request redemption or purchase for cash of some or all of those Capital Notes.

The Burns Philp Shares to be issued on the redemption of those Capital Notes will be issued in accordance with a formula based on the principal amount of, and accrued and unpaid interest on, those Capital Notes and the New Zealand Dollar Equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled). The New Zealand Dollar Equivalent means at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.

Trustee

The Trustee for Noteholders is The New Zealand Guardian Trust Company Limited.

Trust Deed

The Capital Notes will be constituted by and issued pursuant to the Trust Deed. A summary of the principal provisions of the Trust Deed is set out in the section of this Prospectus entitled "Summary of Trust Deed" on pages 67 to 75.

Applications

Applications to subscribe for Five Year Capital Notes or Eight Year Capital Notes must be for a minimum principal amount of $5,000 each and thereafter in multiples of $1,000 in relation to each Tranche of Capital Notes subscribed for by an investor.

Applications must be made on the Application Form contained at the back of the Investment Statement

and must be lodged with the Registrar before 5.00pm on the Closing Date. Alternatively, applications may be lodged with any NZSE firm, the Organising Broker or the Co-Lead Manager in time to enable such applications to be forwarded to the Registrar before 5.00pm on the Closing Date.

The aggregate principal amount of the Capital Notes for which an application is made must be paid in full in New Zealand dollars on application. Cheques must be drawn on a registered New Zealand bank. Cheques should be made payable to "Goodman Finance Capital Notes Offer", crossed "Not Transferable" and must not be post-dated.

Any applications received by the Registrar after 5.00pm on the Closing Date will not be accepted.

Allotment

Goodman Finance will allot Capital Notes on each Business Day after receipt and acceptance of valid applications. Goodman Finance will advise successful applicants of the allotment of Capital Notes to them as soon as practicable after the date of allotment by issuing a FASTER statement.

Goodman Finance reserves the right to refuse all or any part of any application without giving a reason.

Refunds

If Goodman Finance accepts an application in part, the balance of the application money will be refunded as soon as practicable and, in any event, within five Business Days after the Closing Date.

Any application money received in respect of applications that are not accepted will be refunded to the applicant as soon as practicable and, in any event, within five Business Days after the Closing Date.

No interest will be paid on refunds.

Brokerage

No brokerage is payable by any subscriber for Capital Notes under the Offer. Brokerage is payable by Goodman Finance to the Lead Manager at a rate of:

- 1.5% of the aggregate principal amount of Five Year Capital Notes allotted; and
- 2.0% of the aggregate principal amount of Eight Year Capital Notes allotted.

From these amounts, the Lead Manager will pay brokerage to NZSE firms in respect of Capital Notes issued by Goodman Finance under valid applications bearing the stamp of that firm. The Lead Manager will pay additional brokerage of 0.5% of the aggregate principal amount of Capital Notes allotted pursuant to firm allocations.

New Zealand Stock Exchange listing

Application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE relating thereto that can be complied with on or before the date of this Prospectus has been duly complied with. However, the NZSE accepts no responsibility for any statement in this Prospectus. The NZSE has authorised NZSE firms to act in the Offer.

Call option by Goodman Finance

Goodman Finance may at any time after 5 May 2004 upon giving Noteholders 45 days' written notice, redeem for cash all or any portion of the Capital Notes. If Goodman Finance elects to redeem any portion of the Capital Notes, such redemption must be made on a pro rata basis across all Noteholders and in relation to both Tranches. Further information on this right to redeem (including the price which will be paid on redemption) is set out in the section of this Prospectus entitled "Conditions of Capital Notes" on pages 62 and 63. Investors should be aware that the amount payable by Goodman Finance may be more or less than the market value of the Capital Notes at the time the Capital Notes are

redeemed following exercise of the call option.

If the pro rata redemption would result in a Noteholder holding less than a Minimum Holding in relation to a particular Tranche, then Goodman Finance will redeem for cash all Capital Notes of the relevant Tranche held by that Noteholder. In addition, if the pro rata redemption would result in a Noteholder holding Capital Notes of a Tranche in an aggregate principal amount other than $5,000 and integral multiples of $1,000 thereafter, Goodman Finance will "round down" the relevant holding to an aggregate principal amount equal to the nearest of $5,000 and integral multiples of $1,000 thereafter, by redeeming for cash the relevant number of Capital Notes. In each case, such redemptions will be made at the same time, and at the same price at which Goodman Finance exercises its rights under the call option referred to above.

The only right of the Trustee or a Noteholder to require redemption of a Capital Note prior to an Election Date is where a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies. Under no other circumstances are the Capital Notes repayable at the election of a Noteholder prior to an Election Date.

Restriction on further indebtedness

Burns Philp has covenanted in the Trust Deed that:

- it will not incur; and
- it will procure that none of its Subsidiaries will incur,

any indebtedness for borrowed money ranking equally with, or in priority to, the obligations of the relevant entity under the Capital Notes or a Guarantee, if incurring that indebtedness would result in the ratio of Net Total Debt to LTM EBITDA exceeding:

- during the period from the date of the Trust Deed until 31 December 2004, 5.00:1; and
- at all times thereafter, 4.75:1.

When calculating the ratio of Net Total Debt to LTM EBITDA under this covenant on any test date:

- during the period from the date of the Trust Deed until the date falling 12 months after the date on which Goodman Fielder and its Subsidiaries form part of the Group for the purpose of preparing consolidated financial statements, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date and on a pro forma basis as if Goodman Fielder and its Subsidiaries had formed part of the Covenant Group since 30 April 2002; and
- at any time after the end of that period, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date.

This covenant is not intended to restrict the refinancing of any indebtedness for borrowed money existing at the date of the Trust Deed, drawings made by Burns Philp or any subsidiary under a revolving facility in the ordinary course of business or any indebtedness incurred among Burns Philp and/or its Subsidiaries from time to time.

In addition to this direct restriction on the ability of Goodman Finance or its Subsidiaries to incur indebtedness for borrowed money, certain other covenants given by Burns Philp, and Subsidiaries of Burns Philp, in the Senior Debt Agreements may restrict the ability of Goodman Finance, to incur further indebtedness for borrowed money. These restrictions are described in more detail in the "Statutory Information" section of this Prospectus under the heading "Provisions of Trust Deed and other restrictions on Borrowing Group" on page 86.

In order to comply with the requirements of some of the Senior Debt Agreements, Burns Philp will need

to reduce its leverage ratio and increase its interest coverage ratio over the life of the relevant facilities.

However, it is important for investors to be aware that although the restrictions on borrowing referred to above contained in the Senior Debt Arrangements apply as at the date of this Prospectus, there can be no assurance that they will continue to apply during the term of the Capital Notes. The Senior Debt Agreements which contain these restrictions may be amended at any time in accordance with their terms, provisions may be waived under those agreements or the agreements may cease to apply for various reasons (including, for example, if the amounts due under those agreements were refinanced or repaid in full). In each case, there are no requirements for the relevant party to obtain the consent of, or notify, the Trustee or Noteholders in relation to any such amendment, waiver, refinancing or repayment.

Promoters

Burns Philp and each of its directors are the Promoters of the Offer for the purposes of the Securities Act 1978 and the Securities Regulations 1983. Burns Philp is a Guarantor of the Capital Notes. None of Burns Philp's directors guarantees the Capital Notes.

Underwriting

First NZ Capital Securities has agreed to underwrite the issue of Capital Notes up to an aggregate principal amount of $175 million.

The Underwriting Agreement contains various representations and warranties by Goodman Finance and Burns Philp in favour of the Underwriter. The Underwriting Agreement also contains provisions enabling the Underwriter to terminate the Underwriting Agreement if certain events occur. Examples of such events are described in the "Statutory Information" section of this Prospectus under the heading "Material Contracts". If Capital Notes are issued to the Underwriter (or any sub-underwriter) under the Underwriting Agreement, the Underwriter may require them to be issued at an interest rate greater than the rate at which those Capital Notes were issued under this Prospectus or at a discount to their principal amount (in accordance with the terms of the Underwriting Agreement).

Offer to New Zealand investors only

The Offer is made only to New Zealand residents. No offer or invitation is made under this Prospectus or the Investment Statement in any jurisdiction outside New Zealand. No person may offer, sell or deliver any Capital Notes or distribute this Prospectus to any person outside New Zealand, except in accordance with all of the legal requirements of the relevant jurisdiction.

The Capital Notes have not been registered under the United States Securities Act, and may not be offered or sold in the United States of America or to a U.S. person unless registered under the United States Securities Act or in a transaction exempt from registration.

Further issues

Subject to the NZSE Listing Rules, Goodman Finance's constitution and the specific covenants contained in the Trust Deed and the Senior Debt Agreements, Goodman Finance may, from time to time, without the consent of Noteholders but (if the capital notes are to be constituted pursuant to the Trust Deed) with the consent of the Trustee, create and issue further capital notes, ranking equally in all respects with, junior to, or senior to, the Capital Notes and otherwise on such terms as Goodman Finance may determine.

Any further capital notes may be constituted by a deed in a form agreed to by the Trustee, Burns Philp and Goodman Finance and supplemental to the Trust Deed. Alternatively, any such issue of further capital notes could be made pursuant to a new trust deed, in which case that issue would be subject to the appointment of a new trustee (if necessary) in respect of those further capital notes.

Subordination

The Capital Notes constitute an unsecured, subordinated obligation of Goodman Finance. In any distribution of assets of Goodman Finance in a liquidation of Goodman Finance or in any bankruptcy,

reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the claims of Noteholders for repayment of all amounts outstanding on the Capital Notes will rank behind the claims of all other creditors of Goodman Finance (including unsecured and trade creditors) other than creditors who have agreed to rank subordinate to, or equal with, the obligations of Goodman Finance under the Capital Notes. Prior to the appointment of a liquidator (or analogous official) or a statutory manager in respect of Goodman Finance, the dissolution of Goodman Finance or its removal from the Register of Companies, Noteholders have no rights to such repayment of the principal amount due under a Capital Note other than on each Election Date. In particular, Noteholders have no rights to accelerate repayment of the principal amount due under a Capital Note if Goodman Finance, or any other party, has acted in breach of its obligations under the Trust Deed or if Goodman Finance is subject or receivership or any insolvency proceedings (other than of the kind described in the preceding sentence).

The obligations of each Guarantor to make payment under the relevant Guarantee are also subordinated to the payment in full of all other obligations owed to creditors of that Guarantor in the same manner, and to the same extent, as the obligations of Goodman Finance are subordinated under the Trust Deed.

Payment of interest and principal

Goodman Finance may, in certain circumstances, suspend the payment of interest on the Capital Notes. Such suspension will not constitute a default under the Trust Deed and will not give rise to any right for Noteholders to accelerate repayment of the amounts due on the Capital Notes or to claim under any of the f Guarantees. In addition to this option for Goodman Finance to suspend payment of interest, Goodman Finance is obligated under the Trust Deed to suspend payment on the Capital Notes if:

- an Insolvency Event occurs in relation to any Group Member, or the payment would result in an Insolvency Event occurring in relation to any Group Member; or
- an event of default (however described), or an event which, with the passage of time, or the giving of notice or both would become an event of default, has occurred under an agreement governing the terms of any indebtedness of a Group Member to a Senior Creditor (or would occur as a result of making the relevant payment).

Further, Goodman Finance has covenanted in the Trust Deed not to make any other payment whatsoever under the Trust Deed if the circumstances described in either of the paragraphs above subsist. The Guarantees contain similar provisions restricting payment in such circumstances.

Investors should note that the term "Insolvency Event" is broadly defined in the Trust Deed to include actual insolvency and a number of analogous or related events which typically indicate that an entity is, or is about to become, insolvent. The definition of "Insolvency Event" is set out in the "Glossary" section of this Prospectus.

Business Description of Burns Philp

This section describes the business activities of the Group immediately prior to the acquisition of Goodman Fielder. A separate description of the business activities of Goodman Fielder is set out in the section entitled "Business Description of Goodman Fielder" on pages 23 to 27.

Overview

Burns Philp is the world's second largest producer of yeast. Yeast is a non-substitutable ingredient used in the production of bread. Burns Philp produces fresh and dry yeast for supply to thousands of industrial bakeries around the world. The company also produces packaged fresh and dry yeast for consumer use in at-home baking. Burns Philp is the largest manufacturer and supplier of industrial and consumer yeast in North America. As part of its yeast business, Burns Philp also manufactures and distributes bakery ingredients and yeast extracts. Yeast extracts are used in food flavourings and for pharmaceutical applications. Burns Philp is the second largest supplier of herbs and spices to supermarkets and food service providers in North America.

The table below sets out the key product types and customers of Burns Philp's yeast and herbs and spices businesses.

Key product types and customers by division

Division	Product Types	Principal Customers
Yeast		
North America	Industrial (fresh) yeast Consumer yeast	Large industrial bakeries Supermarkets
Europe	Fresh yeast including bakery ingredients in certain markets	Large industrial bakeries Small bakeries
South America	Yeast (fresh and dry), bakery ingredients, edible fats and oils and margarines	Small bakeries
Asia Pacific	Yeast (fresh and dry)	Large industrial bakeries Small bakeries
Herbs and Spices		
(North America)	Herbs, spices, dry sauce mixes and gravies and cake decoration products	Supermarkets Club stores Food service channel (on-sold to restaurants and catering institutions)

Burns Philp's operations have a global reach with 44 production facilities, including one facility currently under construction, across 24 countries and distribution networks that supply a large number of additional markets.

Overall group management including legal, treasury, external reporting, taxation and technical development is provided by a staff primarily based in Sydney, Australia.

Burns Philp is listed on both the New Zealand and Australian stock exchanges. As at 28 April 2003, Burns Philp had a total market capitalisation of approximately A$1,727 million, comprised of ordinary shares, converting preference shares and options on issue.

Brief history

Burns Philp was incorporated in Australia in 1883. From its origins as a trading company, Burns Philp developed over 100 years into a large conglomerate with diverse business operations throughout Australia and the South Pacific.

Since the mid 1980s, Burns Philp's strategy has been to concentrate on the food industry by selling non-core businesses and expanding into food businesses globally. In early 1997, Burns Philp decided to focus on its global yeast and bakery ingredients businesses and started to dispose of most of its non-core assets. Burns Philp restructured its management team in 1997, and as a result of a significant write-down in the asset value of the herbs and spices division, Burns Philp undertook a renegotiation of its senior debt and restructured its share capital.

More recently, Burns Philp completed the sale of its vinegar and terminals businesses. In October 2002, the Group acquired Kraft Foods International, Inc.'s Fleischmann's yeast and bakery ingredients business in South America.

In December 2002, Burns Philp made a takeover offer for Goodman Fielder. The takeover offer valued Goodman Fielder's equity at approximately A$2.2 billion. The takeover offer was successful and as at the date of this Prospectus Burns Philp is in the process of compulsorily acquiring the remaining ordinary shares in Goodman Fielder it does not already hold. The business operations of Goodman Fielder are described in the section of this Prospectus entitled "Business Description of Goodman Fielder" on pages 23 to 27.

Market overview

Yeast is a non-substitutable ingredient used in the production of bread. It is used as a leavening agent to raise the dough and add certain flavour characteristics. Yeast is available in fresh and dry form. Fresh yeast has a short shelf life of approximately two to three weeks, and distribution of fresh yeast is usually constrained by the availability of adequate infrastructure such as roads and refrigeration. Dry yeast has a considerably longer shelf life of up to two years.

Generally, bakers prefer fresh yeast as a leavening agent because it provides a higher level of performance and consistency. Large industrial bakers demand a high level of consistency and product performance and rarely substitute dry yeast for fresh yeast. Smaller bakers that have the production flexibility are better able to, and occasionally do, switch between fresh and dry yeast if one becomes cheaper than the other. Fresh yeast represents the largest segment, on a revenue basis, of the global yeast market and is more widely used in developed countries where large commercial bakeries are prevalent. In regions with less developed infrastructure (such as parts of Asia, Africa and the Middle East) dry yeast consumption is higher than fresh yeast consumption.

The demand for fresh yeast is directly related to bread consumption and the growth in bread consumption varies significantly by region. Mature markets such as North America (the United States of America and Canada) and Western Europe generally demonstrate growth in demand that is proportionate to population growth. Some countries in Asia and South America have higher bread consumption growth rates, due to higher population growth rates, increasingly westernised eating habits and increases in per capita income.

The two principal yeast markets are the industrial market, where yeast is supplied to commercial bakeries, and the consumer market, where yeast is supplied to the home baking market, typically through supermarkets.

Burns Philp is one of only three global yeast producers and its primary focus is on the production of fresh yeast with plants located around the world serving local markets. Burns Philp's global competitors, Lesaffre and Royal DSM, produce proportionately more dry yeast. Their dry yeast is produced in large, centralised plants and is then exported around the world. The rest of global yeast sales are accounted for by a number of regional and local producers, such as Lallemand (North America), Pakmaya and Akmaya (Turkey) and Geigold (Germany).

Burns Philp's yeast and bakery ingredients division also produces and distributes bakery ingredients and yeast extracts. Burns Philp's bakery ingredients products include dough conditioners, leaveners, fats and edible oils. The two main uses for yeast extracts are as natural savoury food flavourings for a variety of foods and as growth media for the fermentation and pharmaceutical industries. Food applications currently account for a significant majority of global sales of yeast extracts. Burns Philp's major competitors in the yeast extracts business are Bio Springer, a subsidiary of Lesaffre, Royal DSM and Quest, a subsidiary of ICI Plc, a publicly listed company in the United Kingdom.

Set out below is a summary of Burns Philp's yeast and bakery ingredients operations in the four regions in which it operates, being North America, Europe, South America and the Asia Pacific region.

North America

Burns Philp is the largest manufacturer and supplier of industrial and consumer yeast in North America, with operations in both the United States of America and Canada. Burns Philp's industrial and consumer yeast products are marketed under the Fleischmann's brand name.

Burns Philp also produces a range of bakery ingredients products that are marketed in North America under the Benchmate brand name.

Burns Philp's North American yeast operations generated operating revenue of A$360.8 million for the financial year ended 30 June 2002 and A$184.8 million for the six months ended 31 December 2002.

Industrial yeast

Burns Philp is a leading producer of industrial yeast in North America with an estimated market share of approximately 33%. Burns Philp supplies fresh yeast in cream, block or crumbled form to a relatively small number of large-plant bakeries. In addition, fresh yeast, in block or crumbled form, and dry yeast are supplied to smaller bakeries and to the food service industry, including fast food chains and restaurants.

Burns Philp typically supplies its fresh yeast to the large plant bakeries under annually renewable contracts. Large plant bakeries generally have the necessary infrastructure required to refrigerate and store cream yeast, such as on-site storage systems that are integrated into the bakeries' production processes. Burns Philp also supplies dry yeast to smaller bakeries via distributors. Dry yeast does not require refrigeration and has a much longer shelf life than fresh yeast.

In addition to yeast, Burns Philp produces a range of bakery ingredients products, such as dough conditioners, mould inhibitors, leaveners and other baking related ingredients. Generally, these products are supplied to the same bakery customers and complement Burns Philp's yeast products.

Burns Philp has taken significant steps to rationalise its portfolio of North American yeast plants in recent years in order to maintain its competitive position as a low cost producer of yeast. Burns Philp now operates three yeast plants in North America. These plants are located in Memphis, Tennessee, Calgary, Alberta, and LaSalle, Quebec. Burns Philp's range of bakery ingredients products is produced at a plant in Greenville, Texas.

Consumer yeast

Throughout North America, Burns Philp sells its consumer yeast products under the Fleischmann's brand name and has an estimated market share of approximately 65%.

Burns Philp's primary customers are supermarket chains. In many supermarkets, Fleischmann's is the only brand of yeast available. Burns Philp negotiates contractual arrangements with its customers directly and utilises brokers to stock supermarket shelf space on its behalf.

Burns Philp's consumer yeast products are produced and packaged at its plant in LaSalle, Quebec.

Europe

The Group's European yeast business generated operating revenue of A$163.5 million for the financial year ended 30 June 2002 and A$79.7 million for the six months ended 31 December 2002.

Yeast

Burns Philp is one of the largest producers of yeast in Europe. Burns Philp produces and supplies fresh yeast to a diverse set of bakery customers ranging from a small number of large bakeries to several

thousand smaller bakeries. Burns Philp's fresh yeast products are marketed in Europe under a number of brands including Mauri, Pinnacle and Proofex. While Europe is predominantly a fresh yeast market, the proportion of fresh yeast sold in the form of cream yeast is lower than that of North America due to the smaller number of large bakeries.

Burns Philp distributes yeast in ten countries in Europe. Burns Philp has production facilities in six of these countries, namely England, Germany, Portugal, Ireland, Spain and Turkey. Burns Philp also distributes yeast in Belgium, France, Luxembourg and the Netherlands. The operations in England and Ireland are joint ventures with local partners.

Burns Philp has a yeast drying plant in Portugal that was commissioned in October 2001 and, together with the dry yeast production facilities in Brazil, Vietnam and China, has provided the basis for Burns Philp's strategy to grow further its share in the global dry yeast market.

Key market shares in Europe

Country	Market Share	Position
Ireland	91%	#1
United Kingdom	42%	#1
Portugal	30%	#2
Germany	28%	#2
Spain	28%	#2
Turkey	18%	#3

Source: Burns Philp management estimates for the 12 months ended 30 June 2002

Yeast extracts

Burns Philp is one of the few large producers of yeast extracts in the world. Yeast extracts are used as a natural savoury food flavouring for the food industry or as growth media in the pharmaceutical and fermentation industries. The Group's yeast extracts business is managed by the Group's European yeast management team. This team oversees the Group's yeast extract plants at Hamburg, Germany and Hutchinson, Minnesota.

At Hutchinson, Burns Philp produces a form of yeast extract known as torula yeast, which is sold under the Pure Culture Products and Provesta brand names. Torula yeast is used as a food flavouring input primarily in the production of soups and processed meat products in North America.

Burns Philp's Hamburg plant produces yeast extracts for use as both food flavourings and growth media for the production of pharmaceuticals. These products are sold under the Ohly brand with the majority of sales being made in Europe.

Although Burns Philp's yeast extracts business is managed by its European yeast management team, revenues for yeast manufactured at Burns Philp's Hamburg plant and for its yeast extracts manufactured at its Hutchinson plant are accounted for in its European yeast operations and North American yeast operations, respectively.

South America

Burns Philp significantly expanded its South American operations in October 2002 when it acquired the Fleischmann's South American yeast and industrial bakery ingredients business from Kraft Foods International, Inc. Burns Philp's principal operations are in Argentina, Brazil, Uruguay, Chile, Colombia, Peru and Ecuador. In addition, Burns Philp has trading operations in Venezuela, Bolivia, Guatemala, El Salvador, Costa Rica, Honduras and Nicaragua.

Burns Philp's South American operations generated operating revenue of A$167.4 million for the financial year ended 30 June 2002 and A$73.1 million for the six months ended 31 December 2002. The acquisition of the Fleischmann's South American business was completed on 31 October 2002. The revenues shown above for the six months ended 31 December 2002 only include revenues of the Fleischmann's business for the two month period prior to that date.

The South American yeast market differs from the North American market in that the customer base is primarily comprised of a large number of small bakeries. In Burns Philp's two largest South American markets, Argentina and Brazil, Burns Philp estimates that there are over 15,000 and 45,000 bakeries, respectively.

In all these markets, it is important to have access to an efficient and reliable distribution network. Burns Philp supplies its yeast to third party distributors who generally purchase the product to resell for their own account and they then supply the products to bakeries. Following Burns Philp's acquisition of the Fleischmann's South American business, Burns Philp now has distribution systems that cover most sizeable markets in South America.

Burns Philp operates three yeast plants in Brazil. In Argentina, Burns Philp operates a yeast plant and an edible fats and oils plant. At its plants in Uruguay and Chile (which is operated through a joint venture), Burns Philp produces yeast and bakery ingredients products. Burns Philp also has manufacturing plants in Colombia, Peru and Ecuador.

Key market shares in South America

Country	Market Share	Position
Brazil	65%	#1
Argentina	62%	#1
Colombia	50%	#1
Peru	47%	#1
Venezuela	45%	#2
Ecuador	43%	#2
Uruguay	43%	#1
Chile	22%	#2

Source: Burns Philp management estimates for the 12 months ended 30 June 2002

Burns Philp has recently experienced a reduction in South American sales revenue due in large part to the devaluation of the region's currencies and the region's economic downturn. The impact of the economic downturn in operations has been counteracted by the successful implementation of a rationalisation programme. Initiatives undertaken as part of this programme include managing product cost by transferring production to and expanding low cost plants, closing high cost plants, reducing staff and management personnel numbers, raising prices to recover input cost increases, and reducing Burns Philp's working capital investment.

Asia Pacific

Burns Philp is one of the leading producers of yeast in the Asia Pacific region, holding leading market positions across the eight countries in which it operates. Burns Philp generated operating revenue of A$142.3 million for the financial year ended 30 June 2002 and A$75.8 million for the six months ended 31 December 2002 in the Asia Pacific region.

Burns Philp supplies both fresh and dry yeast to markets in the Asia Pacific region.

The Australian and New Zealand yeast markets share similar characteristics to the North American market in that both are primarily fresh yeast markets with customers consisting of mostly large-plant bakeries. The markets in Asia are primarily dry yeast markets where the customers are predominantly smaller independent bakeries. Burns Philp anticipates that as infrastructures continue to develop, bakers in Asia will increase their use of fresh yeast and Burns Philp will be well positioned to benefit from the developing fresh yeast opportunities.

Burns Philp has significantly expanded its operations in Asia in recent times. Since 1997, Burns Philp has constructed new plants in Vietnam and China, expanded several existing plants and acquired additional yeast operations in India. Burns Philp is currently involved in the construction of a new joint venture plant in Pakistan. Burns Philp currently has yeast production operations in Australia, New Zealand, China, India, Vietnam, Malaysia, Indonesia and the Philippines. Burns Philp produces bakery

ingredients from plants located in New Zealand, China, India, Vietnam, Malaysia, Indonesia and the Philippines. A yeast and bakery ingredients distribution business is operated in Sri Lanka, with product supplied from Burns Philp's Indian business. In addition to the local markets in which Burns Philp operates, the company supplies dry yeast produced in Australia, China and Vietnam to a number of export markets including Russia, Japan, Laos, Cambodia, Thailand and the Middle East.

Burns Philp operates in China, Vietnam, Indonesia, Malaysia and the Philippines through joint ventures with local partners. These joint ventures provide Burns Philp with local knowledge and access to distribution networks and customers.

In connection with the New Zealand Commerce Commission approval required for the acquisition of Goodman Fielder, Burns Philp has given an undertaking to the Commerce Commission to divest the yeast operations of its wholly-owned subsidiary New Zealand Food Industries Limited. This undertaking does not extend to New Zealand Food Industries Limited's bakery ingredients operations. The total EBIT contribution of the New Zealand business (including the bakery ingredients operations) for the 2002 financial year was approximately A$3 million.

Key market shares in the Asia Pacific region

Country	Market Share	Position
Malaysia	83%	#1
Indonesia	72%	#1
Australia	50%	#1
India	50%	#1
China	48%	#1
Vietnam	45%	#1
Philippines	15%	#3

Source: Burns Philp management estimates for the 12 months ended 30 June 2002

Herbs and spices

Burns Philp is the second largest manufacturer and distributor of herbs and spices in North America. Burns Philp manufactures, distributes and markets a range of products including herbs, spices, dry sauce mixes and gravies, cake decoration products and related items in the United States of America and Canada.

Burns Philp's herbs and spices division generated operating revenue of A$439.5 million for the financial year ended 30 June 2002 and A$247.5 million for the six months ended 31 December 2002.

Burns Philp's herbs and spices products are marketed under several brand names owned by Burns Philp including Spice Islands, Durkee, Tone's, Trader's Choice, Dec-A-Cake and one brand name, French's, which Burns Philp uses under licence. The operations are focussed on the provision of these products to the retail and food service markets. Within the retail market, Burns Philp supplies its products primarily to supermarkets and grocery stores.

Burns Philp's herbs and spices products are manufactured at its plant in Des Moines, Iowa. Burns Philp also has some minor interests in the production and sourcing of herbs and spices through its wholly-owned Indian subsidiary, Cochin.

Burns Philp's major competitor in the herbs and spices market is McCormick & Co. Inc. There are also a number of smaller regional competitors such as The C.F. Sauer Company and Morton & Bassett Spices.

Business Description of Goodman Fielder

This section describes the business activities of Goodman Fielder. Following the takeover by Burns Philp, Goodman Fielder is now part of the Group. A description of the other business activities of the Group is set out in the section entitled "Business Description of Burns Philp" on pages 17 to 22.

Overview

Goodman Fielder is a leading Australasian retail branded food company with a portfolio of strong brands across bread and baked goods, breakfast cereals, nutritious snacks, cooking oils, margarine and international meals. Goodman Fielder's brands are amongst the most recognised in Australia and New Zealand, and have leading market positions in the majority of product categories in which Goodman Fielder competes. This is endorsed by two of its brands being included in ACNielsen's Top 20 New Zealand FMCG Megabrands in 2001 (Quality Bakers #3 and Bluebird #6) and four of its brands being included in ACNielsen's Top 100 Australian Brands in 2001 (Buttercup #11, Helga's #51, Meadow Lea #59 and Uncle Tobys #88).

Prior to Burns Philp's acquisition of Goodman Fielder, Goodman Fielder managed its business through four business divisions:

- **Consumer Foods**: the Consumer Foods division manufactures and markets retail branded products to supermarkets and other retail outlets in Australia, and also operates Goodman Fielder's complementary Australian food service and commercial oil operations.

- **Baking Australia**: the Baking Australia division manufactures and sells bread and other baked goods to supermarkets and the route trade (petrol stations, convenience stores and dairies) in Australia. The division's interface with the supermarket channel also includes supply to the Australian in-store bakery category.

- **New Zealand**: the New Zealand division is a fully integrated fast moving consumer food business that manages Goodman Fielder's New Zealand operations. These operations encompass the categories of baked goods, snacks, oil-based products, flour and other complementary business streams.

- **International**: the operations of Goodman Fielder's International division in the Asia Pacific region have been combined with Burns Philp's businesses in the same markets. Prior to this, the division was responsible for the management of Goodman Fielder's local manufacturing operations in the Asia Pacific region. In addition, the division managed the export of Goodman Fielder's Australian and New Zealand manufactured products to over 25 countries.

Group history

Goodman Fielder Limited was established following a merger in 1986. Prior to that, the company's participation (through various entities) in the Australian and New Zealand food industries dates back as far as the early 1900s and 1860s, respectively.

Goodman Fielder has undergone a transformation from a commodity based food manufacturer to a retail branded food company. As part of this transformation, Goodman Fielder has recently sold non-core businesses such as its ingredients and Australian milling operations and has focused on marketing its key retail brands.

This focus on retail brands has been achieved through increased media advertising of Goodman Fielder's retail branded products. Goodman Fielder has also simplified its operations by reducing its business units from 11 to 4, reducing stock-keeping units, and merging the field sales forces in Australia and New Zealand.

Strong market positions

Goodman Fielder is a consumer food company with a portfolio of strong brands in categories that continue to exhibit steady growth. These brands have enabled the business to develop leading market

positions in many of the markets in which it competes. The tables below show key product category market information for Australia and New Zealand and Goodman Fielder's positioning in each of these markets.

Of the fifteen major product categories in which Goodman Fielder competes in Australia, it holds the leading position in ten. For the remaining five categories, Goodman Fielder holds the number two position in four and the number three position in one.

AUSTRALIAN MARKET SIZE AND GOODMAN FIELDER MARKET SHARE

Category	Market Size (A$ millions)	Market Growth (Year on Year)	GF Share	GF Position
Bread	855	5.6%	40%	#1
Breakfast cereals	800	5.9%	21%	#2
Nutritious snacks	351	11.0%	46%	#1
Margarine	293	1.3%	40%	#1
Table sauces	124	3.1%	14%	#3
Salad dressings	124	7.5%	35%	#2
Cooking oils	98	2.9%	34%	#1
Instant packet soup	83	1.2%	34%	#2
Cake mixes	80	0.5%	52%	#1
Flour	64	0.9%	44%	#1
Desserts	49	11.2%	25%	#1
Asian	43	5.6%	24%	#2
Frozen pastry	40	5.6%	66%	#1
Indian	35	7.5%	53%	#1
Vinegar	26	8.6%	42%	#1

Source: Aztec: Scan Data 16 March 2003

In New Zealand, Goodman Fielder holds the leading position in twelve of the sixteen major product categories in which it competes, and holds the number two position in the remaining four categories.

NEW ZEALAND MARKET SIZE AND GOODMAN FIELDER MARKET SHARE

Category	Market Size (NZ$ millions)	Market Growth (Year on Year)	GF Share	GF Position
Loaf bread	248	0.4%	55%	#1
Salty snacks	161	8.1%	45%	#1
Margarine/spreads	80	4.4%	51%	#1
Nutritious snacks	77	3.2%	50%	#1
Cooking oils	49	5.4%	24%	#2
Frozen meals	34	16.8%	16%	#2
Cookies	28	9.9%	21%	#2
Fresh meat pies	28	-14.6%	60%	#1
Specialty bread	24	17.6%	37%	#1
Cakes	24	-1.3%	60%	#1
Dry pasta	23	-8.5%	30%	#2
Flour	21	-5.0%	52%	#1
Fresh pizza	20	-1.3%	45%	#1
Muffins and crumpets	19	5.6%	52%	#1
Buns and rolls	17	-3.7%	66%	#1
Frozen meat pies	12	3.2%	60%	#1

Source: ACNielsen 23 March 2003 (Retail Key Accounts)

Consumer Foods

The Consumer Foods division manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. The division also operates complementary food service and commercial oil operations.

The division's range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads. Goodman Fielder has a leading market position in most of these product segments due mainly to the strength of the products' brands.

Competition is generally limited to individual products rather than across entire category groups. Key competitors include Kellogg (breakfast cereals and nutritious snacks), Kraft (salad dressings), Heinz (salad dressings) and Unilever (Flora Foods) (margarine and cooking oils).

Goodman Fielder has focused on improving manufacturing productivity as a means of offsetting recent rises in commodity prices. As part of this improvement, plans to close a plant in Smithfield, Australia have been announced with production to be transferred to the Wahgunyah plant, other Goodman Fielder manufacturing sites and third parties. Completion of this move is anticipated to generate improved productivity and enhanced food safety.

For the financial year ended 30 June 2002, the Consumer Foods division generated revenue and EBIT of A$846.6 million and A$79.9 million, respectively. For the six months ended 31 December 2002, the division generated revenue and EBIT of A$451.5 million and A$51.0 million, respectively.

Baking Australia

Baking Australia is the largest bread manufacturer in Australia with leading market shares in the markets in which it competes. Baking Australia's core business involves the manufacture of packaged bread and other baked goods (rolls, muffins and crumpets). Baking Australia's product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets' in-store bakery operations. Baking Australia also operates a complementary business producing bread improvers and crumbs and stuffings.

In the Australian packaged bread market, Baking Australia has an estimated market share of 40% and markets its products under well-known brands such as Wonder White, Mighty Soft, Helga's, Uncle Tobys, Vogels and Molenberg.

The division's single largest competitor in this market is George Weston.

Baking Australia manufactures and sells baked goods through numerous channels including supermarkets, service stations, dairies, home delivery and food service accounts (such as hospitals, hotels, restaurants, schools and caterers). The largest single channel is supermarkets. The products sold to supermarkets include Baking Australia's branded products and housebrands. Housebrands is a term used to describe products that are contract manufactured on behalf of a supermarket and are packaged under the supermarket's own brand.

Baking Australia uses approximately 220,000 metric tonnes of flour per annum sourced from Allied Mills Limited. Baking Australia has a ten year supply agreement and strategic alliance with Allied Mills. This agreement, which covers key aspects such as flour quantity, quality and price, secures the supply chain for Goodman Fielder's baked goods businesses. Allied Mills also supplies Baking Australia with the pre-mix that is used to service the in-store bakery market.

The recent drought in Australia led to a substantial increase in the cost of wheat and flour during the latter half of 2002. This had an adverse impact on Goodman Fielder's profitability because it was often unable to pass the entire increased cost of flour on to its customers by raising its prices. However, wheat prices have fallen recently and this is expected to result in improved profitability in the 2004 financial year.

For the financial year ended 30 June 2002, Baking Australia generated revenue and EBIT of A$765.6

million and A$55.1 million, respectively. For the six months ended 31 December 2002, the division generated revenue and EBIT of A$374.4 million and A$18.8 million, respectively.

New Zealand

The New Zealand division is a fully integrated fast moving consumer foods business that manages all of Goodman Fielder's New Zealand operations. These operations encompass the manufacture and marketing of salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals, flour and other complementary business streams.

The New Zealand division was formed following the integration of Quality Bakers, Ernest Adams, Champion Flourmills, Meadow Lea Foods, Bluebird Foods and GF Food Services on 1 July 2001.

Goodman Fielder is a major local edible oils producer in New Zealand, with a manufacturing plant in Auckland. The New Zealand division produces a range of spreads, cooking oils, pourable dressings and meal solutions under a number of well-known New Zealand brands. These products are sold both through retail channels, through which Goodman Fielder has an estimated 48% market share, and commercial channels through which Goodman Fielder has an estimated 55% market share (*Source: ACNielsen 23 March 2003*).

The New Zealand division also manufactures flour, baking ingredients, packaged bread, sweet and savoury baked products, pies and pastries under well-known brands such as Ernest Adams, Edmonds, Quality Bakers, Freya's, Vogels, Irvines, Leaning Tower and Champion.

The New Zealand division conducts its milling operations out of two mills, in Mt Maunganui and Christchurch. From these mills, it sells approximately 45% of its flour production to Goodman Fielder's 12 bakeries located across New Zealand. The balance is sold to various customers including retail outlets, in-store bakeries, the food service industry and external bakeries.

The New Zealand division's other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes.

For the financial year ended 30 June 2002, the New Zealand division generated revenue and EBIT of A$511.4 million and A$68 million, respectively. For the six months ended 31 December 2002, the division generated revenue and EBIT of A$291.6 million and A$38.2 million, respectively.

International

Prior to Burns Philp's acquisition of Goodman Fielder, the International division was responsible for the management of Goodman Fielder's local operations in the South Pacific and Asia that manufacture flour, processed chicken, margarine, ice cream and snack foods in a number of countries. The division's operations in the Asia Pacific region have now been combined with Burns Philp's businesses in the same markets. Prior to this, the division had a total of 25 manufacturing sites in Papua New Guinea, Fiji, New Caledonia, the Solomon Islands and China, as well as interests in two edible oil joint ventures in Indonesia and China. In Fiji and Papua New Guinea, the division's products have strong market shares in the margarine, snacks and feed categories. In Fiji the division's products also have strong market shares in the processed chicken category.

The division also managed the export of Goodman Fielder's Australian and New Zealand manufactured products to over 25 countries. The products it exports are margarine and oil, extruded and salty snacks, cereals and cereal based products, and dry grocery products.

For the financial year ended 30 June 2002, the International division generated revenue and EBIT of A$297.3 million and A$18.8 million, respectively. For the six months ended 31 December 2002, the division generated revenue and EBIT of A$139.7 million and A$12.3 million, respectively.

Integration of Goodman Fielder into the Group

The Group has commenced a broad-based, general review of Goodman Fielder's structure and operations to identify opportunities to enhance the performance of Goodman Fielder's existing

businesses. This review is ongoing. The initial review is expected to be completed by June 2003. The review is focused on identifying opportunities to enhance the performance of existing Goodman Fielder businesses, through:

- head office restructuring;
- profit improvement measures involving a wide range of initiatives including (but not limited to) overhead cost reductions, focused marketing expenditure, reductions in shrinkage and waste and more efficient logistics and distribution; and
- improved capital management achieved through more selective capital expenditure and working capital criteria.

While it is not currently intended to sell any of the Goodman Fielder businesses, assets or investments, whether any of those assets will ultimately be sold will depend upon the results of the general review.

The Group does not currently intend to combine the individual business units of Burns Philp and Goodman Fielder, other than certain components of Goodman Fielder's international operations in the Asia Pacific region with Burns Philp's businesses in the same markets. Burns Philp's business units operate independently on a day-to-day basis, with control and strategic direction provided by the board. Each division operates its own business unit, with managers reporting directly to the divisional general manager on an independent basis with only limited day-to-day control from head office. The Group expects that the same approach to management and reporting will continue to apply. Other than Goodman Fielder's international business, the Group does not currently intend to combine or split up any of Goodman Fielder's main business divisions, although this will depend upon the outcome of the ongoing general review.

New Zealand Dairy Foods

New Zealand Dairy Foods is a consumer foods group which manufactures and markets a range of dairy products in New Zealand. New Zealand Dairy Foods is a wholly-owned subsidiary of Rank Group Limited which is controlled by Graeme Hart, the deputy chairman of Burns Philp. The Group has announced publicly that as part of its growth strategy it will consider whether it is in the best interest of the Group to acquire New Zealand Dairy Foods.

The Group presently has no specific intentions in relation to the acquisition of New Zealand Dairy Foods and it will not be in a position to confirm such intentions until it has further information in relation to New Zealand Dairy Foods. The terms for, and structure of, any such acquisition, including the method of financing for any such acquisition, will only be determined having regard to appropriate legal, tax and financial advice. In addition, the acquisition would be subject to any legal requirements which will apply to related party transactions pursuant to the ASX Listing Rules or the Corporations Act (including the preparation of an independent expert's report and the vote of Burns Philp shareholders, other than affiliates of Mr. Hart).

Directors and Senior Management

Directors of Goodman Finance

The Directors of Goodman Finance as at the date of this Prospectus are Graeme Hart (Chairman), Tom Degnan and Allen Hugli. Mr. Hart and Mr. Degnan are also directors of Burns Philp. Mr. Hart is the Deputy Chairman of Burns Philp and Mr. Degnan is the Managing Director and Chief Executive Officer. Mr. Hugli is the Chief Financial Officer of Burns Philp.

Brief biographical details of each Director of Goodman Finance are set out below in the description of the directors of Burns Philp and senior management of the Group.

Directors of Burns Philp

Alan McGregor
Chairman

Mr. McGregor was appointed Chairman of Burns Philp in April 1997 having served as a director since 1993. He is a member of Burns Philp's Audit Committee. Mr. McGregor is also Chairman of James Hardie Industries Limited, an international manufacturer and marketer of fibre cement building products, and Australian Wool Testing Authority Limited, a company which tests and assesses essential characteristics of wool.

Graeme Hart
Deputy Chairman

Mr. Hart was appointed Deputy Chairman of Burns Philp in September 1997. Previously, Mr. Hart has been Chairman of Whitcoulls Group Limited, a New Zealand stationery supply and New Zealand and Australian stationery and book retail group. He is Chairman of Goodman Finance, Chairman of Rank Group Limited, a private investment company, and a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. New Zealand Dairy Foods is a consumer foods group which manufactures and markets a range of dairy products in New Zealand. Mr. Hart is also a director of a number of private investment companies.

Tom Degnan
Managing Director and Chief Executive Officer

Mr. Degnan was appointed Managing Director and Chief Executive Officer of Burns Philp in September 1997. Prior to joining Burns Philp, Mr. Degnan was Group Vice President, Universal Foods Corporation, now Sensient Technologies Corporation, a North American based yeast and specialised food products manufacturer. Mr. Degnan is a director of Goodman Finance, and Jones Dairy Inc., a manufacturer and distributor of meat products.

Mark Burrows
Director

Mr. Burrows was appointed as a director of Burns Philp in October 1991. He is Chairman of Burns Philp's Audit Committee. Mr. Burrows is also deputy chairman of ING Barings Holdings Limited (U.K.), an investment bank, and Brambles Industries Limited, an international provider of industrial services, materials and business rental equipment. He is a director of John Fairfax Holdings Limited, a media and publishing group.

Fred Smith
Director

Mr. Smith was appointed as a director of Burns Philp in March 1993. He is a member of Burns Philp's Audit Committee. Mr. Smith was also Chairman of Stallion Technologies Pty. Limited, a computer technology company, until August 2002.

Senior management of the Group

Allen Hugli
Chief Financial Officer

Mr. Hugli was appointed Chief Financial Officer of Burns Philp in November 1999. Prior to becoming Chief Financial Officer, he acted as Group Financial Controller. Prior to joining Burns Philp, Mr. Hugli held positions in financial management and audit practices in Australia, Canada and New Zealand. Mr. Hugli was formerly employed by Mr. Hart's private investment company Rank Group Limited. Mr. Hugli is a director of Goodman Finance.

Helen Golding
Company Secretary & Group Legal Counsel

Ms. Golding was appointed Company Secretary & Group Legal Counsel of Burns Philp in April 1998. Ms. Golding joined Burns Philp in January 1992 and has held various roles in the legal department.

Geoffrey Black
Vice President, Technology & Development

Mr. Black joined Burns Philp in March 1994 and was appointed Vice President, Technology & Development of Burns Philp in February 1998.

Frank Schoonyoung
President, Yeast/Bakery North America

Mr. Schoonyoung was appointed President, Yeast/Bakery North America of Burns Philp in September 1996. Mr. Schoonyoung has over 30 years experience in the global food ingredients industry and, prior to joining Burns Philp, held senior management positions in international food businesses in North America.

R. Steven Martin
President and Chief Executive Officer, Tone Brothers, Inc. and Managing Director, Baking Australia

Mr. Martin was appointed President and Chief Executive Officer of Tone Brothers, Inc. (the Group's herbs and spices division) in June 2001 and Managing Director, Baking Australia in April 2003. Prior to joining Tone Brothers, Inc., Mr. Martin held the position of Executive Vice President of Sensient Technologies Corporation, a North American based yeast and specialised food products manufacturer, and was responsible for managing Sensient's flavour, colour and yeast businesses. Mr. Martin began his career at Monsanto Chemical Company, a leading global provider of agricultural products, in 1978 and in his 15 years there served in various technical, sales and business management positions.

Oscar Devotto
Chairman, Yeast/Bakery South America

Mr. Devotto was appointed Chairman, Yeast/Bakery South America of Burns Philp in 1990. Mr. Devotto has over 30 years experience in managing food operations in South America.

Fernando Wall
Vice President, Hispanoamerica

Mr. Wall was appointed Vice President, Hispanoamerica of Burns Philp in 2002, after having previously served as Vice President, Yeast/Bakery Argentina and Chile since 1993. Mr. Wall joined Burns Philp in 1985. Mr. Wall has over 20 years experience in the food industry.

Paulo Stoffel
Vice President, Brazil

Mr. Stoffel was appointed Vice President, Brazil of Burns Philp in 2002, after having previously served as Vice President, Operations Yeast/Bakery Brazil and Uruguay since September 1999. Mr. Stoffel

joined Burns Philp in October 1995 as General Manager of Burns Philp's Brazilian yeast operation. Prior to joining Burns Philp, Mr. Stoffel held the position of Sales and Marketing Director, Europe & Middle East with the Carborundum Company, a speciality ceramic product manufacturer.

John Lynch
President, Yeast Europe & Extracts

Mr. Lynch joined Burns Philp in December 1984 and was appointed President, Yeast Europe & Extracts of Burns Philp in July 1990. He assumed global responsibility for the yeast extracts business in 1998. Prior to joining Burns Philp, Mr. Lynch spent eight years as Managing Director of Bolande Bakery Ltd., a bakery/food company located in Ireland.

Richard Meagher
Vice President, ANZ China & East Asia

Mr. Meagher was appointed Vice President, ANZ China & East Asia of Burns Philp in February 2001. From April 2003, this division included Goodman Fielder's International business which exports from key operations in Australia and New Zealand to the Asia Pacific region and manufactures and markets food products in a number of Asia Pacific countries. Prior to joining Burns Philp, Mr. Meagher worked for Goodman Fielder.

Srinivas Garapati
Vice President Yeast/Bakery South & West Asia

Mr. Garapati was appointed Vice President, Yeast/Bakery South & West Asia of Burns Philp in December 1994, having joined Burns Philp in July 1993. Mr. Garapati is responsible for the company's operations in the Indian sub-continent, Vietnam, Malaysia and the Middle East. Prior to joining Burns Philp, Mr. Garapati held several management positions in the United States of America and in Asia.

Rob Gordon
Managing Director, Goodman Fielder Consumer Foods

Mr. Gordon was appointed Managing Director of the Consumer Foods division of Goodman Fielder in April 2001. Mr. Gordon joined Goodman Fielder as Business Director Commercial for the Meadow Lea Foods division, then became Business Development Director for Milling and Baking, and then Managing Director of Meadow Lea Foods. Mr. Gordon commenced his career with the Unilever Group in 1983, and held senior management positions in a variety of functions in a number of Unilever businesses across the United Kingdom and mainland Europe.

Ron Vela
Managing Director, Goodman Fielder New Zealand Limited

Mr. Vela was appointed Managing Director of Goodman Fielder New Zealand Limited in March 2001. Mr. Vela has held five senior executive roles over the last 16 years with Goodman Fielder, including Managing Director of Bluebird Foods Limited and General Manager of Corporate NZ. Prior to joining Goodman Fielder, Mr. Vela was Finance Director of the Vela group of companies, which included Vela Fishing Limited and Vela Thoroughbreds.

Pro Forma Financial Information

Introduction

This section contains the following unaudited pro forma consolidated financial information ("Pro Forma Financial Information"):

- an unaudited pro forma consolidated statement of financial performance of the Group for the 12 months ended 31 December 2002 (the "Pro Forma Statement of Financial Performance");
- an unaudited pro forma consolidated EBITDA table for the Group for the 12 months ended 31 December 2002 (the "Pro Forma EBITDA Table");
- an unaudited pro forma consolidated statement of financial position of the Group as at 31 December 2002 (the "Pro Forma Statement of Financial Position"); and
- an unaudited pro forma consolidated capitalisation table for the Group as at 31 December 2002 (the "Pro Forma Capitalisation Table").

Investors should be aware that the Pro Forma Financial Information has been prepared for the consolidated Group comprising Burns Philp and all of its subsidiaries (including Goodman Fielder). Not all of the subsidiaries of Burns Philp will act as guarantors of the obligations of Goodman Finance in respect of the Capital Notes. A description of the Guarantors of the Capital Notes is set out in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79.

Purpose of presenting the Pro Forma Financial Information

The Pro Forma Financial Information has been prepared in order to provide investors with a view of the Group following the acquisition of Goodman Fielder. Pro forma financial information is presented to provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.

The Pro Forma Financial Information illustrates the estimated pro forma impact on the consolidated statement of financial position and the consolidated statement of financial performance of Burns Philp of its acquisition of Goodman Fielder and other specific transactions, as if that acquisition and those other transactions had occurred as at 31 December 2002 (in the case of each statement of financial position item) and as at the beginning of the 12 months ended 31 December 2002 (in the case of each statement of financial performance item).

The Pro Forma Financial Information is only indicative and it does not purport to represent what the Group's financial position and results of operations actually would have been had those transactions been consummated on the dates indicated. Actual adjustments could differ materially from the Group's estimates. The Pro Forma Financial Information does not purport to forecast or project the Group's financial position as of any future date or the Group's result of operations for any future period.

The Pro Forma Financial Information is presented solely for the purposes of the Offer. The information is in accordance with the conditions to the Securities Act (Goodman Finance Limited) Exemption Notice 2003. Further details of this exemption notice are set out in the section of this Prospectus entitled "Details of Exemptions, Ruling and Waivers" on pages 99 and 100.

General basis of preparation

The Pro Forma Financial Information has been derived from:

- the respective audited consolidated financial statements of Burns Philp and Goodman Fielder for the 12 months ended 30 June 2002; and
- the respective unaudited consolidated financial statements of Burns Philp and Goodman Fielder for

the six months ended 31 December 2002 and the six months ended 31 December 2001;

adjusted to reflect the following transactions:

- the acquisition by Burns Philp of all the ordinary shares in Goodman Fielder, and the indebtedness incurred, or expected to be incurred, to finance the acquisition and the repayment of certain Burns Philp and Goodman Fielder indebtedness existing prior to the acquisition;
- the acquisition by Burns Philp of Kraft Foods International, Inc.'s Fleischmann's yeast and bakery ingredients business in South America;
- the sale by Burns Philp of its vinegar business;
- the sale by Burns Philp of its terminals businesses in Australia and New Zealand;
- the sale by Goodman Fielder of its milling business; and
- the sale by Goodman Fielder of its ingredients businesses.

The Pro Forma Financial Information has not been audited.

The Pro Forma Financial Information should be read in conjunction with the statement of accounting policies of Burns Philp and Goodman Fielder as detailed in their respective 30 June 2002 annual financial statements. The pro forma financial adjustments have been made using the accounting policies used by Burns Philp in its audited consolidated financial statements for the financial year ended 30 June 2002.

The principal assumptions on which the Pro Forma Financial Information is based and a more detailed description of the basis of preparation of the Pro Forma Financial Information are set out below under the heading "Detailed basis of preparation and principal assumptions".

Presentation of Pro Forma Financial Information

The Pro Forma Financial Information on pages 33 to 36 (apart from the Pro Forma Capitalisation Table) contains four columns which cover:

- the pro forma position of Burns Philp and its Subsidiaries (excluding Goodman Fielder) adjusted for the sales of Burns Philp's vinegar and terminals businesses, the acquisition of the Fleischmann's South American yeast and bakery ingredients business and the purchase of approximately 176 million Goodman Fielder shares representing 14.9% of the Goodman Fielder shares then on issue (the "Burns Philp Pro Forma" column);
- the pro forma position of Goodman Fielder and its Subsidiaries adjusted for the sales of Goodman Fielder's milling and ingredients businesses (the "Goodman Fielder Pro Forma" column);
- the adjustments arising from the acquisition by Burns Philp of the remaining Goodman Fielder shares and the financing arrangements entered into, or to be entered into, in connection with the acquisition of those shares (the "Goodman Fielder Acquisition Adjustments" column); and
- a consolidation of the pro forma positions of Burns Philp and Goodman Fielder and the Goodman Fielder acquisition adjustments (the "Pro Forma Consolidated" column).

The Pro Forma Capitalisation Table shows pro forma consolidated capitalisation information.

Pro Forma Statement of Financial Performance for the 12 months ended 31 December 2002	Burns Philp Pro Forma	Goodman Fielder Pro Forma	Goodman Fielder Acquisition Adjustments	Pro Forma Consolidated
	(A$ millions)			
Revenues	1,339.5	2,478.8	-	3,818.3
Expenses	(1,155.6)	(2,293.6)	(45.8)	(3,495.0)
Share of net profit / (loss) of associates accounted for using the equity method	9.5	(4.1)	-	5.4
Net interest expense	(111.4)	(39.7)	(115.1)	(266.2)
Profit from ordinary activities before related income tax benefit / (expense)	82.0	141.4	(160.9)	62.5
Income tax (expense) / benefit before individually significant tax item	(15.5)	(25.7)	30.8	(10.4)
Individually significant income tax item	43.3	-	-	43.3
Profit from ordinary activities after related income tax benefit / (expense)	109.8	115.7	(130.1)	95.4
Net profit attributable to outside equity interests	(3.8)	(0.2)	-	(4.0)
Net profit attributable to members	106.0	115.5	(130.1)	91.4

Pro Forma EBITDA Table for the 12 months ended 31 December 2002	Burns Philp Pro Forma	Goodman Fielder Pro Forma	Goodman Fielder Acquisition Adjustments	Pro Forma Consolidated
	(A$ millions)			
Net profit after tax attributable to members	106.0	115.5	(130.1)	91.4
Addback / (deduct)				
Net profit attributable to outside equity interests	3.8	0.2	-	4.0
Income tax (expense) / benefit	(27.8)	25.7	(30.8)	(32.9)
Net interest expense	111.4	39.7	115.1	266.2
EBIT	193.4	181.1	(45.8)	328.7
Addback / (deduct)				
Depreciation	45.6	66.0	-	111.6
Amortisation of prepaid slotting allowances	35.7	-	-	35.7
Amortisation of intangibles	19.2	28.4	60.2	107.8
Individually significant items, not including tax item	32.9	27.0	(14.4)	45.5
EBITDA	326.8	302.5	-	629.3

For the purposes of the table above, EBITDA means net profit before related income tax, net interest expense, depreciation and amortisation, outside equity interests and individually significant items.

As at the date of this Prospectus, the Group has realised cost savings of A$25 million on an annualised basis. This amount has been calculated by annualising the reductions the Group has already achieved in payroll, taxes, workers' compensation contributions and related employee costs. These cost savings are the result of the Group's initial review of Goodman Fielder's structure and operations. This review is ongoing.

Unaudited Pro Forma Statement of Financial Position as at 31 December 2002	Burns Philp Pro Forma	Goodman Fielder Pro Forma	Goodman Fielder Acquisition Adjustments	Pro Forma Consolidated
	(A$ millions)			
Current assets				
Cash	515.1	341.3	(689.4)	167.0
Receivables	180.0	270.4	-	450.4
Inventories	117.1	237.1	-	354.2
Other assets	20.2	33.6	-	53.8
Total current assets	832.4	882.4	(689.4)	1,025.4
Non-current assets				
Receivables	1.6	11.7	-	13.3
Investments accounted for using the equity method	59.1	4.4	-	63.5
Other financial assets - Goodman Fielder	325.6	-	(325.6)	-
Other financial assets - Other	6.7	2.4	-	9.1
Property, plant and equipment	524.0	721.7	-	1,245.7
Intangible assets	467.7	508.4	1,204.7	2,180.8
Deferred tax assets	68.4	101.7	10.6	180.7
Other assets	76.9	3.2	97.0	177.1
Ingredients assets	-	(118.6)	-	(118.6)
Total non-current assets	1,530.0	1,234.9	986.7	3,751.6
Total assets	2,362.4	2,117.3	297.3	4,777.0
Current liabilities				
Payables	204.8	343.7	45.0	593.5
Interest bearing liabilities	27.7	29.1	(46.8)	10.0
Current tax liabilities	14.7	18.3	-	33.0
Provisions	21.5	145.5	-	167.0
Other	-	5.6	-	5.6
Total current liabilities	268.7	542.2	(1.8)	809.1
Non-current liabilities				
Payables	4.6	-	-	4.6
Interest bearing liabilities	1,438.6	362.5	1,318.2	3,119.3
Deferred tax liabilities	17.1	70.7	-	87.8
Provisions	23.4	37.6	-	61.0
Other	-	4.6	-	4.6
Total non-current liabilities	1,483.7	475.4	1,318.2	3,277.3
Total liabilities	1,752.4	1,017.6	1,316.4	4,086.4
Net assets	610.0	1,099.7	(1,019.1)	690.6
Equity				
Contributed equity	918.4	1,000.4	(930.4)	988.4
Reserves	(165.9)	(24.8)	24.8	(165.9)
Retained earnings	(162.7)	113.5	(113.5)	(162.7)
Equity attributable to parent entity	589.8	1,089.1	(1,019.1)	659.8
Outside equity interests	20.2	10.6	-	30.8
Total equity	610.0	1,099.7	(1,019.1)	690.6

Pro Forma
Capitalisation Table
as at 31 December 2002

	Pro Forma Consolidated (A$ millions)
Cash	167.0
Short term debt of Burns Philp	10.0
Long term debt:	
Term A loan facility	1,300.0
Term B loan facility	593.2
Other long term debt of Burns Philp	1.8
US$400.0m 9.75% senior subordinated notes	708.3
US$210.0m 10.75% senior subordinated notes	353.0
Capital Notes	163.0
Total long term debt	3,119.3
Total debt	3,129.3
Equity:	
Contributed equity	
Ordinary shares	754.5
Converting preference shares	233.9
Total contributed equity	988.4
Reserves	(165.9)
(Accumulated losses)/retained earnings	(162.7)
Outside equity interest in controlled entities	30.8
Total equity	690.6
Total capitalisation	3,819.9

Detailed basis of preparation and principal assumptions

Set out below is a more detailed description of the basis of preparation and principal assumptions adopted in respect of the Pro Forma Financial Information. A separate description is provided for each column of the Pro Forma Financial Information set out above.

The Pro Forma Financial Information is presented in Australian dollars (rounded to the nearest one hundred thousand Australian dollars) and in accordance with Australian generally accepted accounting principles.

In preparing the Pro Forma Financial Information, foreign currency amounts have been translated to Australian dollars at exchange rates prevailing on 31 December 2002, namely A$1 equals US$0.5647 and NZ$1.0738.

Burns Philp Pro Forma financial information

The financial information in the column headed "Burns Philp Pro Forma" has been derived from the audited consolidated financial statements of Burns Philp for the 12 months ended 30 June 2002 and the unaudited consolidated financial statements of Burns Philp for the six months ended 31 December 2002 and the six months ended 31 December 2001, adjusted for the transactions described below. The adjustments have been made as if those transactions had occurred on 1 January 2002 in the case of the information in the Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table and on 31 December 2002 in the case of the information in the Pro Forma Statement of Financial Position and the Pro Forma Capitalisation Table.

Sale of Burns Philp's vinegar business: On 9 October 2002, Burns Philp completed the sale of its vinegar business for A$80.6 million. The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table reflect the elimination of the operating profit associated with this business during the 12 months ended 31 December 2002 and the elimination of the gain on sale of the business of A$11.1 million.

Sale of Burns Philp's terminals businesses: On 18 September 2002, Burns Philp completed the sale of its terminals businesses for A$86.4 million. The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table reflect the elimination of the operating profit associated with these businesses during the 12 months ended 31 December 2002 and the elimination of the aggregate gain on sale of these businesses of A$40.7 million.

US$400 million 9.75% senior subordinated notes issue: On 21 June 2002, a wholly-owned subsidiary of Burns Philp issued US$400 million 9.75% senior subordinated notes due 2012, raising net proceeds of approximately A$697.5 million.

Acquisition by Burns Philp of the Fleischmann's yeast and industrial bakery ingredients business in South America: On 31 October 2002 Burns Philp completed the acquisition of the Fleischmann's yeast and industrial bakery ingredients business in South America for a purchase price of approximately A$197.9 million. The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table include the annualised pro forma result from this business as if it had been acquired on 1 January 2002. The annualised result is based on normalised EBITDA of approximately A$28.0 million and net profit of approximately A$13.0 million (after deducting approximately A$10.0 million for depreciation and amortisation, approximately A$2.0 million for interest expense and approximately A$3.0 million for income tax expense), which the Group estimates this business will generate after completion of a series of profit enhancement initiatives that are expected to be finalised by 31 December 2003.

The following is relevant in understanding the basis of preparation for these estimates. The acquired Fleischmann's business was operated within various divisions of Kraft Foods International, Inc., for which separate historical financial statements were not prepared. Therefore, the Group derived the estimated EBITDA and net profit referred to above using the unaudited financial information provided to it in connection with its acquisition and knowledge of the business and its markets, and the profit enhancement initiatives it expects to achieve. However, this pro forma financial information is based on estimates and assumptions, including assumptions as to exchange rates, market share and price levels that are inherently subject to significant economic and competitive uncertainties, all of which are difficult

to predict and beyond the Group's control. While the Group has undertaken a number of efforts to verify the accuracy of this information, it cannot provide any assurance that in the continued operation of the business it will not discover that the information provided was unreliable.

Goodman Fielder Pro Forma financial information

The financial information in the column headed "Goodman Fielder Pro Forma" has been derived from the audited consolidated financial statements of Goodman Fielder for the 12 months ended 30 June 2002 and the unaudited consolidated financial statements of Goodman Fielder for the six months ended 31 December 2002 and the six months ended 31 December 2001, adjusted for the transactions described below as if those transactions had occurred on 1 January 2002 in the case of the Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table and on 31 December 2002 in the case of the information in the Pro Forma Statement of Financial Position and the Pro Forma Capitalisation Table.

Sale of Goodman Fielder's milling business: On 4 October 2002 Goodman Fielder completed the sale of its milling business for proceeds of A$195.3 million. The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table reflect the elimination of the operating profit associated with this business during the 12 months ended 31 December 2002 and the elimination of the gain on sale of the business of A$15.2 million.

Sale of Goodman Fielder's ingredients businesses: Goodman Fielder has sold its ingredients operations through the following transactions:

- on 8 March 2002, Goodman Fielder completed the sale of part of its Leiner Davis Gelatin business for proceeds of US$112.5 million; and
- on 4 April 2003, Goodman Fielder completed the sale of the rest of its Leiner Davis Gelatin business for proceeds of A$118.6 million.

The Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table reflect the elimination of the operating profit associated with Goodman Fielder's ingredients operations for the 12 months ended 31 December 2002.

The sale proceeds received on 4 April 2003 for the rest of the Leiner Davis Gelatin business were US$67 million. This amount has been translated to A$118.6 million and has been recognised as cash. As the Goodman Fielder financial statements do not provide details of the specific assets and liabilities disposed of, non-current assets have been reduced by A$118.6 million.

The information that has been extracted from the published consolidated financial statements of Goodman Fielder has been calculated in accordance with the accounting policies adopted by Goodman Fielder. Based on its review of Goodman Fielder's financial statements, Burns Philp is not aware of any differences between Goodman Fielder's accounting polices and the accounting polices adopted by Burns Philp.

Goodman Fielder Acquisition Adjustments

As at 29 April 2003, Burns Philp held 96.03% of the ordinary shares in Goodman Fielder. Burns Philp is in the process of compulsorily acquiring the remaining Goodman Fielder ordinary shares. The Pro Forma Financial Information has been prepared as if Burns Philp had acquired all the ordinary shares in Goodman Fielder on 1 January 2002 in the case of the information in the Pro Forma Statement of Financial Performance and the Pro Forma EBITDA Table and on 31 December 2002 in the case of the information in the Pro Forma Statement of Financial Position and the Pro Forma Capitalisation Table.

The financial information in the column headed "Goodman Fielder Acquisition Adjustments" reflects the following adjustments to give effect to the acquisition of Goodman Fielder.

Intangible asset arising upon acquisition: The intangible asset arising on the acquisition of Goodman Fielder is A$1,204.7 million. This amount is comprised of:

	A$ millions
Acquisition of approximately 176 million Goodman Fielder ordinary shares at A$1.85 per share (acquired on 12 December 2002)	325.6
Acquisition of 41 million Goodman Fielder ordinary shares at A$1.82 per share (acquired on 5 February 2003)	74.6
Acquisition of 978.6 million Goodman Fielder ordinary shares at A$1.635 per share (representing the remaining Goodman Fielder ordinary shares)	1,600.0
Transaction costs for Goodman Fielder acquisition	48.0
Dividends received by Burns Philp on Goodman Fielder ordinary shares acquired on 12 December 2002 and 5 February 2003	(51.0)
Net assets of Goodman Fielder as at 31 December 2002 (A$1,099.7 million), after adjustment for outside equity interests (A$10.6 million), net of the "make whole" premium on repayment of existing Goodman Fielder indebtedness (A$26.6 million), dividends paid by Goodman Fielder (A$279.4 million) and estimated proceeds of A$9.4 million from the exercise of Goodman Fielder options	(792.5)
Pro forma intangibles	1,204.7

The Group has assumed an amortisation period of 20 years, which yields an annual amortisation charge of A$60.2 million.

No acquisition accounting adjustments have been made to the Goodman Fielder financial information, as these impacts have not yet been determined. Any acquisition adjustments to reflect the fair value of assets acquired or to recognise additional liabilities would be likely to result in an adjustment to intangibles.

Issue of Capital Notes: Goodman Finance intends to raise up to A$163.0 million (NZ$175.0 million) (excluding over-subscriptions and before issue expenses) from the issue of the Capital Notes.

New Group senior debt facilities: Burns Philp has entered into two new senior debt facilities to partially fund the acquisition of Goodman Fielder. The Pro Forma Financial Information reflects new borrowings under these facilities of A$1,893.2 million (Term A Loan of A$1,300.0 million and Term B Loan of A$593.2 million).

US$210 million 10.75% senior subordinated note issue: On 20 February 2003 two wholly-owned subsidiaries of Burns Philp issued US$210 million 10.75% senior subordinated notes due 2011 raising proceeds of US$199.3 million after an original issue discount of US$10.7 million.

Exercise of Burns Philp options: On 12 December 2002, Burns Philp received approximately A$50.0 million from the exercise of options to purchase approximately 250 million ordinary shares in Burns Philp by entities associated with Graeme Hart. On 26 March 2003 Burns Philp received a further A$70 million from the exercise of options to purchase 350 million ordinary shares in Burns Philp by entities associated with Mr. Hart. The receipt by Burns Philp of the proceeds of the exercise of these options is reflected in the cash and contributed equity items in the Pro Forma Statement of Financial Position.

Repayment of Burns Philp's existing interest bearing liabilities: The Pro Forma Financial Information reflects the repayment of long term interest bearing liabilities of A$728.5 million and short term interest bearing liabilities of A$17.7 million disclosed in Burns Philp's 31 December 2002 half yearly financial report. The deferred borrowing costs in respect of this debt which were fully provided for in Burns Philp's unaudited consolidated financial statements for the six months ended 31 December 2002

have been reflected in the Pro Forma Financial Information as an adjustment to opening retained earnings rather than as a current period expense, on the basis that the related borrowings are to be treated as repaid on 1 January 2002.

Repayment of Goodman Fielder US$200 million guaranteed senior notes due 2011: On 1 April 2003, the Group repaid the US$200 million guaranteed senior notes due 2011 issued by a subsidiary of Goodman Fielder. The Pro Forma Financial Information reflects the payment of A$362.5 million in respect of these guaranteed senior notes. This amount includes payment of an early repayment "make whole" amount of A$37.2 million, net of the proceeds from the close-out of interest rate swaps and recognition of a deferred tax asset of A$10.6 million.

Repayment of Goodman Fielder current interest bearing liabilities: The Pro Forma Financial Information reflects the repayment of current interest bearing liabilities of A$29.1 million disclosed in the unaudited consolidated statement of financial position of Goodman Fielder as at 31 December 2002.

Estimated transaction costs and expenses: The transaction costs and expenses in relation to the acquisition of Goodman Fielder are estimated to be A$145 million. This amount is comprised of A$48.0 million of fees and expenses related to the acquisition of Goodman Fielder, A$9.3 million of fees and expenses related to the US$210 million 10.75% senior subordinated notes issue and A$87.7 million of fees and expenses related to other financing in connection with the acquisition of Goodman Fielder, including the costs of issuing the Capital Notes. Of the total estimated transaction costs, A$100.0 million was or will be payable upon completion of the acquisition of Goodman Fielder and A$45.0 million is due for payment within 12 months.

Cash: The net reduction in cash of A$689.4 million resulting from the adjustments referred to above is detailed below:

Increase in cash from:	A$ millions
Additional borrowings	2,409.2
Proceeds from exercise of Burns Philp options	70.0
Proceeds from exercise of Goodman Fielder options	9.4
Decrease in cash from:	
Acquisition of 41 million Goodman Fielder ordinary shares ($1.82 per share)	(74.6)
Acquisition of 978.6 million Goodman Fielder ordinary shares ($1.635 per share)	(1,600.0)
Repayment of existing Burns Philp secured senior short term debt	(17.7)
Repayment of existing Burns Philp secured senior long term debt	(728.5)
Repayment of unsecured short term borrowings of Goodman Fielder	(29.1)
Repayment of unsecured long term borrowings of Goodman Fielder	(362.5)
Payment of "make whole" premium on Goodman Fielder borrowings (net of proceeds of close-out of interest rate swaps)	(37.2)
Payment of dividends (3.5 cents per share and 20 cents per share) by Goodman Fielder net of the dividends received by Burns Philp on approximately 217 million Goodman Fielder shares	(228.4)
Payment of estimated transaction costs	(100.0)
Net decrease in cash	689.4

Goodman Finance Financial Statements

Goodman Finance Limited

Statement of Financial Performance for the three month period ended 28 February 2003

	Note	2003 NZ$
Total operating revenue		-
Operating surplus before taxation		-
Taxation		-
Surplus after taxation		-

Statement of Movements in Equity for the three month period ended 28 February 2003

	Note	2003 NZ$
Total recognised revenues and expenses		
Surplus after taxation		-
Contributions from owners		
Shares issued		100
Movements in equity for the period		100
Equity at the beginning of the period		-
Equity at the end of the period		100

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

Goodman Finance Limited

Statement of Financial Position
as at 28 February 2003

	Note	2003
		NZ$
TOTAL EQUITY	1	100
CURRENT ASSETS		
Cash		100
Prepaid issue costs		361,842
TOTAL ASSETS		361,942
CURRENT LIABILITIES		
Related party payables	2	(361,842)
NET ASSETS		100

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

Goodman Finance Limited

Statement of Cash Flows
for the three month period ended 28 February 2003

	Note	2003 NZ$
Net cash from operating activities	4	-
Net cash from investing activities		-
Cash flow from financing activities:		
Issue of share capital		100
Net cash from financing activities		100
Net movement in cash held		100
Add opening cash and liquid deposits		-
Closing cash and liquid deposits		100

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

Goodman Finance Limited

Statement of Significant Accounting Policies

The financial statements presented are those of Goodman Finance Limited, formerly Burns Philp Finance New Zealand Limited and before that BPCNZ1 Limited (the "Company"). Goodman Finance Limited is a company incorporated in New Zealand and is registered under the Companies Act 1993.

The financial statements comprise statements of the following: financial performance, movements in equity, financial position, cash flows and significant accounting policies, as well as the notes to these financial statements.

Goodman Finance Limited was incorporated on 9 December 2002 and commenced trading on 1 January 2003. There are no comparative balances and no changes in accounting policies. Goodman Finance Limited is a wholly owned subsidiary of Burns, Philp & Company Limited.

Goodman Finance Limited was incorporated with the intention that it will participate in the funding of the acquisition of Goodman Fielder Limited by Burns, Philp & Company Limited through the issue of up to $175 million of capital notes. The acquisition of Goodman Fielder is discussed in note 6.

Accounting convention

The financial statements are based on the general principles of historical cost accounting. These financial statements have been prepared in accordance with generally accepted accounting practice ("GAAP") in New Zealand. Where no financial reporting standard or statement of standard accounting practice exists in New Zealand in relation to a particular issue, the accounting policies adopted have been determined with regard to the group accounting policies of Burns, Philp & Company Limited, which reports its financial information in accordance with Australian GAAP.

Estimates

The preparation of financial statements in conformity with GAAP requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Debt issue costs

Costs associated with the issue of debt instruments (including Capital Notes) are offset against debt in the Statement of Financial Position and then charged to the Statement of Financial Performance over the life of the associated debt instrument.

Goodman Finance Limited

Notes to the Financial Statements

1. EQUITY

	2003 NZ$
Issued and paid up capital:	
100 ordinary shares	100

During the period the Company issued 100 ordinary shares for a total consideration of $100. All shares carry equal rights in respect of voting, dividend payments and distribution upon winding up.

2. AMOUNTS OWING TO RELATED PARTIES

	2003 NZ$
Burns, Philp & Company Limited	361,842

Burns, Philp & Company Limited, the parent company, has incurred costs on behalf of the Company in relation to the proposed issue of capital notes by the Company. The issue costs incurred to date are primarily legal fees. The costs have been recharged to the company on normal terms of business. Burns, Philp & Company Limited has undertaken to only seek reimbursement of these costs when the Company has funds available.

The Company has entered into no other related party transactions during the period.

3. CONTINGENT LIABILITIES

The Company is a guarantor in respect of certain senior debt facilities of the Burns Philp Group. As at 28 February 2003, these facilities included the Senior Funding Agreement dated 2 August 2001 (which was secured) and the US$400 million 9 ¾% Senior Subordinated Notes due 2012 and the US$210 million 10 ¾% Senior Subordinated Notes due 2011 (which are unsecured). On 13 March 2003, the Burns Philp Group repaid its outstanding debt under the Senior Funding Agreement dated 2 August 2001 with debt made available under new interim secured debt facilities.

Amounts owing under secured debt facilities of the Burns Philp Group are secured on a senior ranking basis, whereby major asset owning companies in the Burns Philp Group granted security over their assets in favour of a Security Trustee. The security comprises guarantees from the Burns Philp Group's major operating subsidiaries and security over most of the assets of the guarantor subsidiaries. At 28 February 2003, the Burns Philp Group had approximately A$691.4 million outstanding under the Senior Funding Agreement. Additionally, the Company is a guarantor in respect of approximately A$4.0 million of secured working capital facilities outstanding at 28 February 2003.

In respect of the Senior Subordinated Notes, these are fully and unconditionally guaranteed on an unsecured senior subordinated, joint and several basis by Burns, Philp & Company Limited and certain of its wholly owned subsidiaries, including the Company. At 28 February 2003, the Burns Philp Group had approximately A$657.4 million outstanding under the US$400 million 9 ¾% Senior Subordinated Notes due 2012, and approximately A$345.1 million outstanding under the US$210 million 10 ¾% Senior Subordinated Notes due 2011.

On 2 April 2003, the Burns Philp Group drew down US$335 million under a secured senior funding facility (referred to as "Term Loan B"). On 3 April 2003, the Burns Philp Group drew down A$1.3

billion under a secured senior funding facility (referred to as "Term Loan A"). Part of the proceeds under Term Loan B and Term Loan A were used to fully repay the interim secured debt facilities. The Company is a guarantor in respect of these facilities.

4. RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES

	2003 NZ$
Operating surplus after taxation	-
Non cash items	-
Movements in working capital:	
(Increase) in prepaid issue costs	361,842
Increase in amounts payable to related parties	(361,842)
Net cash flow from operating activities	-

5. FINANCIAL INSTRUMENTS

Exposures to various risks arise in the normal course of the Company's business. To manage and limit the effects of these financial risks the Company operates within the following policies.

Management policies

The Company does not enter into derivative financial instruments for trading or speculative purposes.

6. ACQUISITION OF GOODMAN FIELDER LIMITED

On 13 December 2002, the Burns Philp Group announced that it had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder Limited ("Goodman Fielder"). On 3 January 2003, the Group made an offer for all of the remaining outstanding ordinary shares of Goodman Fielder for cash, at a price of A$1.85 per share.

On 12 February 2002, Goodman Fielder announced to the Australian Stock Exchange a dividend of A$0.035 per ordinary share held of record on 21 February 2003. On 19 February 2003, Goodman Fielder announced to the Australian Stock Exchange a special dividend of A$0.20 per ordinary share held of record on 7 March 2003. To reflect the value of the dividend and special dividend, the effective takeover offer price was adjusted, in accordance with the terms of the takeover offer, to A$1.615 per share.

On 13 March 2003, Burns Philp announced that it had increased the effective takeover offer price from A$1.615 to A$1.635 per ordinary share of Goodman Fielder and declared the effective takeover offer price final.

Thereafter, on 13 March 2003, the Goodman Fielder board announced that it had recommended to its shareholders that they accept the revised takeover offer.

As at 4 April 2003, the Burns Philp Group had a relevant interest of approximately 95.0% of Goodman Fielder's ordinary shares. As Burns Philp's voting power is more than 90%, Burns Philp is proceeding to compulsorily acquire all remaining Goodman Fielder shares.

Goodman Finance Limited

Summary of Financial Statements
(for the period ended 28 February 2003)

The Company was incorporated on 9 December 2002 as BPCNZ1 Limited. It changed its name on 5 February 2003 to Burns Philp Finance New Zealand Limited and changed its name again on 14 April 2003 to Goodman Finance Limited.

At the balance date the only transactions that had occurred were issue costs arising from the intended issue of Capital Notes. In addition the Company has incurred contingent liabilities as a guarantor of indebtedness of related companies (as noted in note 3 to the Company's audited financial statements).

The following summary of financial statements presented for, and as at the end of, the period ended 28 February 2003 (being the only period Goodman Finance Limited was in existence following its incorporation on 9 December 2002) provides information in respect of Goodman Finance extracted from the audited financial statements, prepared in accordance with the requirements of clause 7 of the Second Schedule of the Securities Regulations 1983.

Period ended 28 February 2003

	NZ$
Total tangible assets	361,942
Total assets	361,942
Total liabilities	361,842
Total equity	100



Office address
KPMG Centre
9 Princes Street
Auckland
New Zealand

Mail address
P.O. Box 1584
Auckland
New Zealand

Telephone: (09) 367-5800
Fax: (09) 367-5875
Direct Fax: 09 367 5877

The Directors
Goodman Finance Limited
54 Ponsonby Road
Auckland

30 April 2003

Dear Directors

Historical Financial Information – Goodman Finance Limited

As auditors of Goodman Finance Limited (the "Company") we have prepared this report pursuant to clause 36 of the Second Schedule to the Securities Regulations 1983.

Directors' responsibilities

The Directors are responsible for the preparation of:

- the financial statements which give a true and fair view of the financial position of the Company as at 28 February 2003 and the financial performance and cash flows for the period ended on that date, as required by clauses 16 to 31 of the Second Schedule to the Securities Regulations 1983;
- the summary of financial statements of the Company for the period ended on 28 February 2003, as required by clauses 7(2) and 7(3) of the Second Schedule to the Securities Regulations 1983; and
- the ranking of securities that are secured by a mortgage or charge over any assets of the Company as at 28 February 2003, as required by clause 12 of the Second Schedule to the Securities Regulations 1983.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements of the Company presented by the Directors and report our opinion to the Directors. We are also responsible for reporting in accordance with clause 36(1)(g) of the Second Schedule to the Securities Regulations 1983 on the following information, which has been presented by the Directors:





- the amounts included in the summary of financial statements of the Company for the period ended on 28 February 2003; and
- the amounts included in the ranking of securities as at 28 February 2003.

Other than in our capacity as auditors we have no relationship with or interests in the Company.

Basis of opinion on financial statements

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the historical financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements; and
- whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Basis of opinion on the summary of financial statements

We have undertaken procedures to provide reasonable assurance that the amounts set out in the summary of financial statements on page 47 pursuant to clauses 7(2) and 7(3) of the Second Schedule to the Securities Regulations 1983, have been correctly taken from the audited financial statements of the Company.

Basis of opinion on ranking of securities

We have undertaken procedures to provide reasonable assurance that the amounts set out in the ranking of securities as at 28 February 2003 on pages 85 to 86 pursuant to clause 12 of the Second Schedule to the Securities Regulations 1983, have been correctly taken from the audited financial statements of the Company.

Unqualified opinion

We obtained all the information and explanations that we required.

In our opinion:

- proper accounting records have been kept by the Company as far as appears from our



examination of those records;

- the financial statements on pages 41 to 46, as required by clauses 16 to 31 of the Second Schedule to the Securities Regulations 1983 and that are required to be audited:
- comply with the Securities Regulations 1983;
- subject to those regulations, comply with New Zealand generally accepted accounting practice; and
- give a true and fair view of the financial position of the Company as at 28 February 2003 and the results of its operations and cash flows for the period ended on that date.

Our audit was completed on 11 April 2003 and our unqualified opinion was expressed as at that date.

In respect of the amounts stated pursuant to clauses 7 and 12 of the Second Schedule to the Securities Regulations 1983:

- the summary of financial statements on page 47, as required by clauses 7(2) and 7(3) of the Second Schedule to the Securities Regulations 1983, have been correctly taken from the audited financial statements of the Company from which they were extracted; and
- the ranking of securities as at 28 February 2003 on pages 85 and 86, as required by clause 12 of the Second Schedule to the Securities Regulations 1983, has been correctly taken from the audited financial statements of the Company from which it was extracted.

KPMG take no responsibility for, nor do we report on, any part of the Prospectus not mentioned in this report.

Consent

We consent to the issuing of this report in the form and context in which it is included in the Prospectus to be distributed in relation to the offer of capital notes.

Yours faithfully

KPMG

KPMG
Chartered Accountants
Auckland, New Zealand

Description of Burns Philp Shares

The following has been included to provide investors with a summary of the material rights, privileges, restrictions and conditions currently attaching to the Burns Philp Shares which may be issued if Goodman Finance elects to redeem the Capital Notes by the issue by Burns Philp of Burns Philp Shares in the circumstances and in the manner described elsewhere in this Prospectus.

Investors should note that Burns Philp is incorporated in Australia and is subject to Australian legal requirements. Investors should refer to the commentary on tax issues on pages 48 to 50 of the Investment Statement and consider all other relevant factors before subscribing for Capital Notes.

Meetings of Burns Philp Shareholders

Subject to any restrictions imposed by Burns Philp's constitution, the Corporations Act and the ASX Listing Rules, each holder of Burns Philp Shares is entitled to receive notice of, attend and vote at meetings of Burns Philp Shareholders.

Voting at a meeting of Burns Philp Shareholders

Subject to any restriction imposed by Burns Philp's constitution, every holder of Burns Philp Shares, entitled to attend and vote, present in person at a meeting of Burns Philp Shareholders or by proxy, representative or attorney has one vote on a show of hands and, on a poll, one vote for each fully paid Burns Philp Share held.

Dividends

Subject to the Corporations Act and to any special rights or restrictions attached to any shares, the board of Burns Philp may from time to time determine that a dividend is payable. The directors may fix the amount, the time for payment and the method of payment of a dividend. The method of payment may include the payment of cash, the issue of shares or other securities in another body corporate (or combination of them). No dividend will bear interest against Burns Philp.

Under the ASX Listing Rules, the dividend will be payable to holders of Burns Philp Shares as at the record date for that dividend, regardless of when the dividend is to be paid. Burns Philp Shares issued on redemption of any Capital Note will not share in a particular dividend if those Burns Philp Shares are issued after the record date for that dividend.

Transfer of Burns Philp Shares

Burns Philp may or must (as the case may be) refuse to register a transfer of Burns Philp Shares when required or permitted by the Corporations Act, the ASX Listing Rules or the SCH Business Rules. If Burns Philp refuses to register a transfer, Burns Philp must give the party lodging the transfer written notice of the refusal and the reason for the refusal within five business days.

Winding up

If Burns Philp is wound up, after payment of outstanding debts and subject to the prior rights attaching to any shares from time to time ranking senior to the Burns Philp Shares, the remaining property of Burns Philp would be divided among the holders of Burns Philp Shares in proportion to the number of such Burns Philp Shares they hold.

Appointment and retirement of directors

The Burns Philp board is elected by the Burns Philp Shareholders by ordinary resolution. The constitution of Burns Philp states that no director may hold office for a continuous period in excess of three years or past the third annual general meeting following the director's appointment, whichever is the longer, without submitting for re-election.

The Burns Philp board has the power under Burns Philp's constitution to appoint any person either to fill

a casual vacancy or as an additional director. Such director may hold office only until the next annual general meeting and he or she will then be eligible for election at that meeting without needing to give prior notice.

Inconsistency with the ASX Listing Rules

If any provision of Burns Philp's constitution is or becomes inconsistent with the ASX Listing Rules, the constitution is deemed not to contain that provision to the extent of the inconsistency.

Conditions of Capital Notes

1. Trust Deed

This section contains a summary of the Conditions applying to the Capital Notes. References in this section to clause numbers and Conditions relate to the clauses and Conditions as set out in the Trust Deed.

The summary of the Conditions of Capital Notes set out below are subject to the detailed provisions of the Trust Deed. Words and expressions defined in the Trust Deed have the meanings given to them in the Trust Deed where they are used in the summary set out below, unless they are given different meanings below.

Noteholders are entitled to the benefit of, and are bound by, the provisions of the Trust Deed and the Conditions.

2. Status and subordination of the Capital Notes

2.1 Status

The Capital Notes constitute unsecured subordinated obligations of Goodman Finance and rank pari passu and without priority or preference among themselves. The obligations of Goodman Finance in respect of the Capital Notes are guaranteed on a subordinated basis by Burns Philp and certain wholly-owned subsidiaries of Burns Philp on the terms set out in the Guarantees. None of the directors of Goodman Finance, the directors of Burns Philp and its subsidiaries, the Trustee, the Organising Broker or any other person other than the Guarantors, guarantee the obligations of Goodman Finance under the Capital Notes and the Trust Deed in any way.

2.2 Subordination

The obligations of Goodman Finance to the Noteholders under, and the rights of the Noteholders (or the Trustee on behalf of the Noteholders) against Goodman Finance in respect of, the Principal Amount of, and Accrued Interest and Unpaid Interest on, the Capital Notes are subordinated in point of priority and right of payment to, and rank behind, the claims of the Senior Creditors of Goodman Finance in Liquidation and in bankruptcy, reorganisation, insolvency, receivership or similar proceedings for the benefit of creditors. In addition, in Liquidation and upon the Commencement of Liquidation the claims of the Noteholder against Goodman Finance under and in respect of the Capital Notes in such Liquidation are, subject to clause 3.15 of the Trust Deed, limited to the Liquidation Amount. Payment of any amount due in respect of the Capital Notes is not permitted if the conditions described in clause 3.16 of the Trust Deed are not satisfied.

In the Conditions:

Liquidation Amount means the Principal Amount of a Capital Note plus all Accrued Interest and Unpaid Interest in respect of that amount.

Principal Amount means, in relation to a Capital Note, the principal amount of such Capital Note as recorded in the Register.

Register means the register of Capital Notes to be established and maintained in accordance with the Trust Deed.

Senior Creditors means:

(a) in relation to Goodman Finance, all creditors of Goodman Finance other than:

 (i) the Noteholders; and

(ii) creditors who have agreed to rank subordinate to the obligations of Goodman Finance under the Capital Notes, or pari passu with such obligations; and

(b) in relation to any Guarantor, all creditors of that Guarantor other than:

(i) the beneficiaries of the Guarantee to which that Guarantor is a party; and

(ii) creditors who have agreed to rank subordinate to the obligations of the Guarantor under the relevant Guarantee, or pari passu with such obligations,

and, for the avoidance of doubt, includes the holders of the High Yield Notes and the holders of any other notes or other debt instruments issued from time to time on substantially the same terms as, or ranking pari passu with, the High Yield Notes.

2.3 Relevant provisions of Trust Deed

The Trust Deed contains provisions restricting the remedies of the Trustee and the Noteholder in relation to the Capital Notes and providing that the Trustee and the Noteholder must hold on trust various amounts in favour of the Trustee and Senior Creditors. In the event of any conflict between the Trust Deed and the Conditions, the Trust Deed is to prevail.

3. Interest

3.1 Interest Rate and calculation of interest

Each Capital Note bears interest on the Principal Amount at the Interest Rate. Prior to the Closing Date, Goodman Finance will from time to time advise any change in the Interest Rate applicable to the Capital Notes. Such details will be notified by general announcement to the NZSE and will also be notified to investors by distribution of replacement Rate Cards. Following any such announcement, such Interest Rate shall apply until any further announcement is made by Goodman Finance. The Interest Rate applying with effect from the date of allotment in relation to a Capital Note will be specified in the Holding Certificate (if any) provided to each Noteholder pursuant to the Trust Deed.

Interest will be calculated on the Principal Amount of a Capital Note and will accrue daily from the date of allotment of the Capital Note on the basis of a 365-day year (subject to Condition 3.2) or from such prior date determined by Goodman Finance. Interest will cease to accrue on each Capital Note on the earliest of:

(a) the date upon which it is, or is to be, redeemed by the issue of Burns Philp Shares (the **Share Redemption Date**);

(b) the date on which it is, or is to be, redeemed or purchased for cash by Goodman Finance or any wholly-owned Subsidiary of Burns Philp (the **Cash Redemption Date**); and

(c) the Commencement of Liquidation of the Company (but without prejudice to clause 3.15 of the Trust Deed).

In the Conditions:

Accrued Interest means all interest on the Principal Amount of the Capital Notes which has accrued and is payable in accordance with the Conditions, other than any such interest which comes within the definition of Unpaid Interest (as defined below).

Closing Date means the date on which Goodman Finance declares the initial offer of Capital Notes to be closed.

Interest Rate means, in respect of a Capital Note and the period from allotment to the first Election Date, the rate of interest payable on that Capital Note as set out in the Rate Card that

applies to that Capital Note at the date of allotment of that Capital Note, unless Goodman Finance increases the rate applicable to Capital Notes of that Tranche, in which case the rate in respect of that Capital Note will be that higher rate and, in respect of the period after the first Election Date the rate determined by Goodman Finance in accordance with Condition 4.1(a) or 4.5, as the case may be.

Rate Card means the card distributed with the Investment Statement which sets out the Interest Rates applicable to each Tranche of Capital Notes and each subsequent card issued in place of the previous card in accordance with Condition 3.1.

3.2 Interest and Unpaid Interest

(a) **Accrued Interest and suspension of interest**

Accrued Interest accrued during each Interest Period (and any Unpaid Interest, as defined below) is payable on the Interest Date falling at the end of that Interest Period. The amount of interest payable on a Capital Note on each Interest Date will be determined by reference to a formula which will result in four equal interest payments being made in each year (other than in respect of the first Interest Date on which all interest accrued from the date of allotment until that date will be paid). Goodman Finance may at any time on or prior to an Interest Date elect to suspend payment of any amount of Accrued Interest (or Unpaid Interest) or any part of such Interest on the relevant Interest Date, if the Board believes on reasonable grounds that:

(i) Goodman Finance, Burns Philp, either Issuer or any Guarantor has breached, or making the payment of interest, or such part of the interest (as the case may be), would, or would be likely to, result in Goodman Finance, Burns Philp, either Issuer or any Guarantor breaching the solvency test set out in section 4 of the Companies Act 1993 or any analogous provision in any other jurisdiction; or

(ii) Goodman Finance, Burns Philp, either Issuer or any Guarantor has breached, or the payment of interest, or such part of the interest (as the case may be), would, or would be likely to, result in Goodman Finance, Burns Philp, either Issuer or any Guarantor breaching any covenant, warranty or undertaking it has given to a Senior Creditor; or

(iii) Goodman Finance has breached, or the payment of the interest, or such part of the interest (as the case may be), would, or would be likely to, result in the breach by Goodman Finance of any other legal obligation.

Goodman Finance may make such election to suspend in respect of either Tranche of Capital Notes or both in its absolute discretion. Goodman Finance will, if it is obliged to do so pursuant to clause 3.16 of the Trust Deed, suspend the payment of any amount of Accrued Interest (or Unpaid Interest) on the relevant Interest Date.

(b) **Unpaid Interest**

All interest which is not paid on its due date (whether due to a suspension pursuant to Condition 3.2(a) or otherwise) will, so long as it remains unpaid, bear interest (**Additional Interest**) at the Interest Rate, accruing daily and compounded on each subsequent Interest Date. All such Unpaid Interest (as defined below) will fall due for payment on the subsequent Interest Date. Goodman Finance may, at its option and upon giving not more than 14 nor less than seven days' notice to Noteholders, or holders of the relevant Tranche of Capital Notes, as the case may be, (which notice may be accompanied by a post-dated cheque), pay all or part of such Accrued Interest and Additional Interest (together, **Unpaid Interest**). If part only is paid, it must be paid on a pro rata basis across all Capital Notes or the relevant Tranche of Capital Notes, as the case may be. Unpaid Interest relating to any Interest Period may not be paid before the Unpaid Interest relating to any earlier Interest Period has been paid. All Unpaid Interest will become due and payable in and upon the Commencement of Liquidation of the Company, but subject to clause 3 of the Trust Deed and Condition 2.2.

(c) **Notice to Trustee**

Goodman Finance covenants with the Trustee and each Noteholder that it will promptly notify the Trustee if Goodman Finance will not make a payment of interest on the Capital Notes when due in accordance with Condition 3.2(a), including if it intends to suspend payment of any Interest in accordance with that clause.

In the Conditions:

Final Interest Date means the first to occur of the Share Redemption Date, the Cash Redemption Date or the Liquidation Redemption Date.

Interest Date means (i) in respect of each Five Year Capital Note, 15 December 2003 and each 15 March, 15 June, 15 September and 15 December thereafter until the Final Interest Date; and (ii) in respect of each Eight Year Capital Note, 15 November 2003, and each 15 February, 15 May, 15 August and 15 November thereafter until the Final Interest Date or, in each case, such other dates determined by Goodman Finance pursuant to Condition 4.1(a) or 4.5, as the case may be.

Interest Period means the period from and including one Interest Date to, but excluding, the next Interest Date provided that the first Interest Period will be deemed to be a period from and including the date on which the relevant Capital Note was allotted to, but excluding (i) in the case of each Five Year Capital Note, 15 December 2003; and (ii) in the case of each Eight Year Capital Note, 15 November 2003.

If Goodman Finance has elected to suspend payment of interest in accordance with this Condition, Goodman Finance is not obliged to pay that interest on the relevant Interest Date, and Burns Philp has covenanted in the Trust Deed not to pay any dividend on, or make any distribution in respect of, its shares (or take certain other actions) while any such interest remains unpaid. Any non-payment of interest on an Interest Date will not give rise to any right to accelerate payment of any amount due under a Capital Note and, in addition, if Goodman Finance has elected to suspend payment of Accrued Interest (or Unpaid Interest) on any Interest Date, non-payment of interest on that Interest Date does not constitute a default by Goodman Finance for any purpose.

3.3 Payments

All payments in relation to a Capital Note may be satisfied by:

(a) **Post**

mailing cheques to the addresses of; or

(b) **Direct credit**

direct credit to any bank account nominated in writing (prior to the Record Date) of,

in the case of any payment of Accrued Interest in relation to the Initial Interest Period, the subscriber of the Capital Note, and in all other cases, the Noteholder entered in the Register on the Record Date. Such mailing or direct credit will occur prior to 5.00pm on the relevant Interest Date (or, if that date is not a Business Day, the next Business Day after that date) or other date on which payment is required to be made.

In these Conditions, **Record Date** means a Friday which is also a day on which the NZSE is open for trading (or the previous day if the NZSE is not open for trading on such Friday), not less than seven Business Days prior to the relevant Interest Date, such Record Date being notified to the NZSE at least 10 Business Days prior to the relevant Record Date, or within such lesser period as is approved by the NZSE.

3.4 Withholding tax

(a) **Deduction for withholding**

Subject to Condition 3.4(b), all payments or credits to, or to the account of, Noteholders (including payments of, and credits in respect of, interest) will be made net of any tax in respect thereof required by law to be withheld, deducted or paid by Goodman Finance, except to the extent that Goodman Finance is satisfied that the Noteholder is exempt from any such tax or is a person in respect of whom any such withholding, deduction or payment is not required to be made. Any Noteholder claiming any such exemption or to be such a person must provide Goodman Finance with such evidence as Goodman Finance may from time to time require to satisfy itself in respect of the validity of that claim.

(b) **Approved issuer levy**

Noteholders to whom such is relevant may in writing request Goodman Finance to advise the basis, if any, upon which Goodman Finance, at no cost to itself, is prepared from time to time to deduct and pay the approved issuer levy (within the meaning of section 86F of the Stamp and Cheque Duties Act 1971) as an alternative to the exercise by Goodman Finance of its rights as referred to in Condition 3.4(a). Goodman Finance may make such arrangements with those Noteholders to pay the levy as it sees fit.

(c) **Taxation indemnity from Noteholder**

If, in relation to any Capital Note, the Trustee, Goodman Finance or Burns Philp becomes liable to make any payment of, or on account of, tax payable by the Noteholder on or in relation to any Capital Notes, the Trustee, Goodman Finance and Burns Philp are all indemnified by the Noteholder and the personal representatives or successor of that Noteholder (and, as concerns the Trustee, also by Goodman Finance), in respect of any such liability, and any moneys paid by the Trustee, Goodman Finance or Burns Philp in respect of any such liability may be recovered by action from such Noteholder and the personal representatives or successor of such Noteholder (as the case may be) as a debt due to the Trustee, Goodman Finance or Burns Philp, as the case may be. Nothing in this Condition prejudices or affects any other right or remedy of the Trustee, Goodman Finance or Burns Philp.

4. Election to retain or redeem Capital Notes

4.1 Election Notice

In relation to each Tranche, Goodman Finance must give to each holder of Capital Notes constituting that Tranche (and send a copy to the Trustee) not later than three Business Days after the date (the **Election Record Date**) which is 33 Business Days before (i) in respect of a Five Year Capital Note, 15 December 2008 and each subsequent New Election Date; and (ii) in respect of an Eight Year Capital Note, 15 November 2011 and each subsequent New Election Date (the **Election Date**) a notice (an **Election Notice**) specifying:

(a) **New Conditions**

if applicable, the new conditions (the **New Conditions**) as to Interest Rate, Interest Dates, Election Date (the **New Election Date**), financial covenants and each other modification to the Conditions to apply to a Tranche of Capital Notes following the Election Date (which, for the avoidance of doubt, may be a continuation of the then existing Conditions, other than the Election Date); and

(b) **Redeem Capital Notes**

the proportion of Capital Notes which shall be compulsorily redeemed or purchased in accordance with Conditions 4.3(c) and (d).

4.2 **Noteholder's election to retain or redeem**

Unless Goodman Finance has given notice under Condition 4.1(b) that it will redeem or it, Burns Philp or any of Burns Philp's subsidiaries will purchase all Capital Notes in a particular Tranche on the Election Date, each holder of Capital Notes constituting the relevant Tranche must complete and sign the Election Notice and return it to Goodman Finance not later than the date (the **Notification Date**) which is 20 Business Days after the Election Record Date and must indicate in the Election Notice, in relation to the proportion of Capital Notes he or she holds which will not be compulsorily redeemed or purchased by Goodman Finance, either or both of:

(a) **Retain Capital Notes**

the Capital Notes in respect of which the Noteholder accepts the New Conditions with effect from the Election Date; and

(b) **Redeem Capital Notes**

the Capital Notes in relation to which the Noteholder does not accept the New Conditions and which, as a result, the Noteholder wishes to have redeemed in accordance with Condition 4.3(b) on the Election Date.

If, in relation to a Capital Note:

(c) **No Election Notice received**

Goodman Finance does not receive a properly completed Election Notice from the Noteholder on or before the Notification Date; or

(d) **No election indicated**

to the extent that Goodman Finance receives an Election Notice, the Election Notice does not indicate whether or not the Noteholder elects to request redemption of all or part of the Capital Notes; or

(e) **Denomination and multiples of Capital Notes**

to the extent that Goodman Finance receives an Election Notice, implementation of the election made by the Noteholder would result in him or her remaining a Noteholder of Capital Notes with a Principal Amount of less than $5,000 per Tranche,

the Noteholder will be deemed to have accepted the New Conditions in respect of, in the case of (c) and (e) above, all such Capital Notes and, in the case of (d) above, such number of such Capital Notes in respect of which no such indication has been given.

4.3 **Redemption (by way of payment of cash or issue of Burns Philp Shares) or purchase on Election Dates**

(a) **Goodman Finance option to redeem**

No later than 10 Business Days before and including the Election Date for a Tranche of Capital Notes, Goodman Finance may elect that either:

(i) it redeems, or that Burns Philp or a Subsidiary of Burns Philp purchases, for cash; or

(ii) it redeems by Burns Philp issuing Burns Philp Shares in accordance with Condition 4.4,

some or all of the Capital Notes of that Tranche held by a Noteholder irrespective of any election made by that Noteholder under Condition 4.2 (including if no election is made as

contemplated by Condition 4.2(c) or (d)) by giving notice in writing of such election to Noteholders of the relevant Tranche.

(b) **Redemption or purchase for cash**

If Goodman Finance elects that it will redeem, or that Burns Philp or a Subsidiary of Burns Philp will purchase, for cash some or all of the Capital Notes in a particular Tranche, Goodman Finance must promptly notify Noteholders of that Tranche that such redemption or purchase of the Capital Notes for cash will occur on the Election Date, and such redemption or purchase for cash will be at the price calculated in accordance with Condition 4.3(d).

(c) **Part redemption or purchase**

(i) If Goodman Finance elects to exercise its rights under Condition 4.1 to redeem or purchase some but not all of the Capital Notes in a particular Tranche then any such redemption or purchase must be made on a pro rata basis across all Capital Notes in the relevant Tranche.

(ii) If following the receipt of Election Notices in relation to Capital Notes of a particular Tranche pursuant to Condition 4.2, Goodman Finance elects to exercise its right under Condition 4.3(a) to redeem or purchase, or redeem by procuring that Burns Philp issue Burns Philp Shares, some but not all of the Capital Notes, then the particular Capital Notes redeemed or purchased shall be determined on the following basis:

(A) if as a result of exercising its right to redeem some of the Capital Notes by Burns Philp issuing Burns Philp Shares, Goodman Finance intends to redeem or purchase for cash Capital Notes having a Principal Amount which, in aggregate, is equal to or less than the aggregate Principal Amount of Capital Notes which Noteholders elected to redeem under Condition 4.2(b), such redemption or purchase shall be made by:

(i) if the Company elects that some of the Capital Notes are to be redeemed or purchased for cash, by redeeming for cash on a pro rata basis across those Capital Notes which Noteholders elected to redeem under Condition 4.2(b);

(ii) redeeming the balance of the Capital Notes which Noteholders elected to redeem under Condition 4.2(b) by Burns Philp issuing Burns Philp Shares; and

(iii) if further Capital Notes are to be redeemed by the issue of Burns Philp Shares, redeeming on a pro rata basis across remaining Noteholders; and

(B) if Goodman Finance elects to redeem or purchase for cash Capital Notes having a Principal Amount which, in aggregate, exceeds the aggregate Principal Amount of Capital Notes which Noteholders elected to redeem under Condition 4.2(b), such redemption or purchase shall be made by first, redeeming all Capital Notes which Noteholders elected to redeem under Condition 4.2(b) and, secondly, redeeming on a pro rata basis across all remaining Capital Notes of the relevant Tranche.

In making any redemption or purchase, Goodman Finance shall be entitled to adjust the number of Capital Notes to be redeemed in relation to any particular Noteholder to ensure each Noteholder maintains a Minimum Holding of Capital Notes in the relevant Tranche.

(d) **Calculation of redemption or purchase amount**

For the purposes of Conditions 4.1, 4.3(b) and 4.5, the redemption or purchase price, as the case may be, payable for the Capital Notes will be the amount equal to the aggregate of:

(i) the Principal Amount of the Capital Notes to be redeemed or purchased; and

(ii) the Accrued Interest and Unpaid Interest in respect of such Capital Notes.

(e) **Redemption at request of Noteholder**

Subject to Condition 4.3(a), Goodman Finance will redeem, or procure that Burns Philp or a Subsidiary of Burns Philp will purchase, for cash all Capital Notes in relation to which a Noteholder has requested redemption under Condition 4.2(b). Such redemption or purchase for cash will occur on the Election Date and at the price calculated in accordance with Condition 4.3(d).

4.4 Redemption of Capital Notes by the issue of Burns Philp Shares

(a) **Basis of redemption**

Burns Philp undertakes to redeem those Capital Notes of the relevant Tranche which were the subject of a notice under Condition 4.3(a)(ii) by issuing to the relevant Noteholder on the Election Date such number (fractions being rounded down to the nearest whole number) of Burns Philp Shares as have an aggregate Value equal to the aggregate as at the Election Date (less any withholdings or deductions required by law) of the Principal Amounts of, and Accrued Interest and Unpaid Interest on, any Capital Notes which are held by the Noteholder which Goodman Finance has elected to redeem by Burns Philp issuing Burns Philp Shares.

In these Conditions:

(i) **Value** means the New Zealand Dollar Equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date on which Burns Philp Shares were bought and sold (and adjusted to eliminate the effect of any dividend entitlement, share buyback, consolidation or similar transaction reflected in such price and to which the Noteholder would not be entitled), or if no Burns Philp Share was sold on the ASX during that period, the last sale price of a Burns Philp Share sold on the ASX prior to such period.

(ii) **New Zealand Dollar Equivalent** means at any date, and in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.

Each Burns Philp Share issued in accordance with this Condition will rank pari passu with the Burns Philp Shares then on issue, except that such Burns Philp Shares will not carry any rights to any dividend or other distribution declared or paid or made on such Burns Philp Shares by reference to a record date prior to the Election Date. Letters of allotment or certificates in respect of Burns Philp Shares so issued will be posted to the relevant Noteholders on, or as soon as practicable after, the Election Date.

(b) **Alternatives to Redemption by the Issue of Burns Philp Shares**

If, at any time, Burns Philp is unable lawfully to issue Burns Philp Shares to Noteholders in redemption of Capital Notes in accordance with these Conditions, or Burns Philp Shares cease to be eligible to be quoted on the ASX, the Capital Notes will be unaffected and continue to exist on their then terms (including as to Interest Rate) until the Election Date.

If, on the Election Record Date, Burns Philp remains unable to issue Burns Philp Shares, or Burns Philp Shares remain ineligible to be quoted, and the Trustee is not satisfied that such Burns Philp Shares will become eligible to be so quoted within 30 days, all rights of redemption by way of the issue of Burns Philp Shares will be suspended and Goodman Finance is to elect (such election to be notified to Noteholders within the same time periods applicable to Election Notices under Condition 4.1), whether the Capital Notes or any proportion of the Capital Notes will be compulsorily redeemed in accordance with Condition 4.3 or be deemed to be rolled over on the following terms:

(i) the Interest Rate to apply to the Capital Notes from the Election Date to the Replacement Election Date (as determined in Condition 4.4(b)(ii)) will be the Swap Rate as at the Election Date for a period of two years plus a margin of 5%; and

(ii) the Election Date will be replaced by a new Election Date selected by Goodman Finance (which must be a date which is not more than two years from the Election Date (or if that date is not a Business Day, the next Business Day after that date) (the **Replacement Election Date**)).

If, on the Replacement Election Date, Burns Philp is unable lawfully to issue Burns Philp Shares to Noteholders in redemption of Capital Notes in accordance with these Conditions or Burns Philp Shares cease to be eligible to be quoted on the ASX, this Condition 4.4(b) will apply again with the necessary modifications.

4.5 Compulsory redemption

If, as a result of a general offer to purchase made to some or all holders of the Burns Philp Shares, any person, whether acting alone or in concert with any other person:

(a) is, or is entitled to become, the holder (absolutely or beneficially and whether directly or indirectly) of all Burns Philp Shares; or

(b) has or will have the right to cast all votes on a poll at a general meeting of Burns Philp on a matter on which holders of Burns Philp Shares are entitled to vote;

but no offer is made to Noteholders to purchase all of the Capital Notes of the relevant Tranche, then Goodman Finance must prior to the next Election Date for a Tranche, give notice to all Noteholders of the relevant Tranche within the same time period applicable to Election Notices under Condition 4.1. Goodman Finance, Burns Philp or any of its Subsidiaries shall offer to redeem or purchase all Capital Notes of the relevant Tranche on that next Election Date (and such redemption or purchase must occur on that Election Date at the price calculated in accordance with Condition 4.3(d)). Goodman Finance may also, in addition, offer New Conditions in respect of the relevant Capital Notes to apply as from that next Election Date. If New Conditions are offered, each Noteholder of the relevant Tranche must then make an election within the same time period applicable to Election Notices delivered under Condition 4.1. If no New Conditions are offered or a Noteholder elects that Goodman Finance redeems or purchases (or procures the purchase of) his or her Capital Notes, such redemption or purchase must occur on that Election Date at the price calculated in accordance with Condition 4.3(d). If a Noteholder elects to accept the New Conditions, those New Conditions will apply from the next Election Date. If New Conditions are offered and a Noteholder does not make an election, the Noteholder will be deemed to have accepted the New Conditions in respect of such number of Capital Notes in respect of which no election is made.

4.6 Share register

All Burns Philp Shares issued upon the redemption of Capital Notes will be validly issued and be entered on the share register of Burns Philp.

Strong market positions [3]

Burns Philp is the world's second largest producer of yeast with leading market positions in the majority of markets in which it operates. Burns Philp is the largest manufacturer and supplier of industrial and consumer yeast in North America and is the second largest supplier of herbs and spices to supermarkets and food service providers in North America.

Of the fifteen major product categories in which Goodman Fielder competes in Australia, it holds the leading position in ten. For the remaining five categories, Goodman Fielder holds the number two position in four and the number three position in one.

In respect of New Zealand, Goodman Fielder holds the leading position in twelve of the sixteen major product categories in which it competes, and holds the number two position in the remaining four categories.

Debt reduction

Burns Philp's current management team has successfully demonstrated the ability to reduce leverage in the past. From 30 June 1997 to 30 June 2002, Burns Philp's management team improved Burns Philp's Net Debt/EDITDA[4] ratio from 7.3 times to 2.5 times.

Burns Philp is targeting a reduction in the Group's overall gearing from its current pro forma level of 4.7x Net Total Debt/EBITDA to between 3.5x to 4.0x. To comply with the requirements of the TLA Senior Funding Agreement, Burns Philp will need to reduce this ratio to below approximately 3.50x[5] from 1 July 2006. *The covenants under the TLA Senior Funding Agreement may be waived or amended at any time by agreement between the relevant parties.*

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[3] Statements in this section and other sections of this Prospectus relating to market shares and market positions which are not stated to be based on information from a third party source are Burns Philp's views based on its knowledge of the Group's businesses and the industries and markets in which the Group operates.

[4] Net Debt/EBITDA is calculated by dividing Net Debt by EBITDA, using the relevant amounts shown in the audited consolidated financial statements of Burns Philp for the relevant financial year.

[5] Based on NZ$175 million of Capital Notes being issued and EBITDA being consistent with the combined EBITDA as set out in the Pro Forma Financial Information.

4.7 Surrender of Holding Certificates on redemption by the issue of Burns Philp Shares

(a) Redemption by the issue of Burns Philp Shares and new certificates

Every Noteholder must, if and to the extent so required by Goodman Finance as a condition precedent to:

(i) the issue of Burns Philp Shares in redemption of Capital Notes, surrender the Holding Certificate (if any) and provide the holder and FASTER identification numbers in respect of such Capital Notes to Goodman Finance; and

(ii) the issue of a new certificate in accordance with clause 2.6 of the Trust Deed, surrender the existing Holding Certificate (if any) and, if necessary, provide the holder and FASTER identification numbers to Goodman Finance or the Registrar.

(b) Purchase or redemption (by way of payment of cash or issue of Burns Philp Shares)

Every Noteholder must immediately surrender to Goodman Finance or the Registrar, the Holding Certificate (if any) and provide the holder and FASTER identification numbers in respect of such Capital Notes to be purchased or redeemed pursuant to Conditions 4.3 to 4.5.

(c) Cancellation of Holding Certificate not surrendered

The Registrar is entitled, at the option of Goodman Finance, to cancel, or to enter Goodman Finance in the Register as the Noteholder of, and issue a substitute Holding Certificate (together with holder and FASTER identification numbers) for, any Capital Notes relating to the Holding Certificate (if any) not so surrendered.

4.8 Capital Notes held by subsidiaries

Notwithstanding the Conditions, Condition 4 (other than Condition 4.9) will not apply to any Capital Note already held by a wholly-owned Subsidiary of Burns Philp or Burns Philp on the Notification Date.

4.9 Cancellation on redemption (by way of payment of cash or issue of Burns Philp Shares) or purchase

Each Capital Note which is redeemed by the issue of a Burns Philp Share or otherwise redeemed in accordance with the Conditions is and will be deemed to be cancelled, and neither Goodman Finance, Burns Philp nor the Trustee will have any further liabilities or obligations in respect of that Capital Note or the relevant Noteholder. Each of Burns Philp and its Subsidiaries may at any time purchase a Capital Note for its own account. Each Capital Note so purchased by Burns Philp or a wholly-owned Subsidiary of Burns Philp will be cancelled and neither Goodman Finance, Burns Philp nor the Trustee will have any further liabilities or obligations in respect of that Capital Note or the relevant Noteholder.

4.10 Call option

Goodman Finance may at any time after 5 May 2004 upon giving Noteholders 45 days' written notice, require redemption of all or any portion of all of the Capital Notes. If Goodman Finance proposes to redeem any portion of the Capital Notes, such redemption must be made on a pro rata basis across all Noteholders. Goodman Finance further agrees that if a pro rata redemption would result in a Noteholder holding:

(a) less than a Minimum Holding in relation to a Tranche of Capital Notes, then Goodman Finance will redeem all Capital Notes of the relevant Tranche held by that Noteholder; or

(b) Capital Notes of a Tranche in a Principal Amount other than $5,000 and integral multiples

of $1,000 thereafter, Goodman Finance shall redeem such number of Capital Notes of the relevant Tranche which will result in the Noteholder's holding being reduced to a Principal Amount of the nearest of $5,000 and integral multiples of $1,000 thereafter; and

in each case such redemptions shall be made at the same time, and at the same price, at which Goodman Finance exercises its rights under this call option.

If Goodman Finance exercises its right to redeem all or any portion of the Capital Notes pursuant to this Condition, the redemption price paid to Noteholders for each Capital Note shall be determined as follows:

(a) in relation to Five Year Capital Notes:

(i) if redeemed prior to 5 May 2005, 103% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(ii) if redeemed on or after 5 May 2005 and prior to 5 May 2006, 102% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(iii) if redeemed on or after 5 May 2006 and prior to 5 May 2007, 101% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(iv) if redeemed on or after 5 May 2007 and prior to 15 December 2008, 100% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(b) in relation to Eight Year Capital Notes:

(i) if redeemed prior to 5 May 2005, 106% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(ii) if redeemed on or after 5 May 2005 and prior to 5 May 2006, 105% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(iii) if redeemed on or after 5 May 2006 and prior to 5 May 2007, 104% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(iv) if redeemed on or after 5 May 2007 and prior to 5 May 2008, 103% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date;

(v) if redeemed on or after 5 May 2008 and prior to 5 May 2009, 102% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date; and

(vi) if redeemed on or after 5 May 2009 and prior to 5 May 2010, 101% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date; and

(vii) if redeemed on or after 5 May 2010 and prior to 15 November 2011, 100% of the Principal Amount of the Capital Note and all Accrued Interest and Unpaid Interest in relation to that Capital Note determined at the redemption date.

5. Transfers and replacements of Capital Notes

5.1 Transfers

Capital Notes may be transferred in minimum Principal Amounts of $1,000 per Tranche or such lesser amount as Goodman Finance may from time to time permit subject to Condition 5, provided that, following any such transfer, the transferee holds Five Year Capital Notes and Eight Year Capital Notes, in each case with a minimum Principal Amount of $5,000.

5.2 Form of transfer

Subject to the Conditions and the Trust Deed, a Noteholder may transfer any Capital Note held by him or her by:

(a) **Written Instrument**

a written instrument of transfer in the usual or common form signed by the transferor and the transferee; or

(b) **FASTER system**

means of the FASTER system operated by the NZSE; or

(c) **Other method**

any other method of transfer of marketable securities which is not contrary to any law and which may be operated in accordance with the NZSE Listing Rules, and which is approved by Goodman Finance.

5.3 Registration process

(a) **Transfers other than through FASTER**

The following provisions apply to instruments of transfer other than any transfer under Condition 5.2(b):

(i) the instrument of transfer must be left at the Registry accompanied by the Holding Certificate (if any) in respect of the Capital Notes to be transferred or such other evidence as the Registrar or the Trustee requires to prove the transferor's title to, or right to transfer, the Capital Notes including the relevant holder and FASTER identification number, together with evidence that any applicable duties and taxes required to be paid by any relevant legislation in order for the Capital Notes to be transferred have been paid; and

(ii) on registration of a transfer of a Capital Note, the Holding Certificate (if any) evidencing that Capital Note will be cancelled and replaced.

(b) **Fees**

Goodman Finance will direct the Registrar not to charge a fee to any Noteholder for:

(i) registering transfers of Capital Notes; or

(ii) splitting Holding Certificates in relation to Capital Notes; or

(iii) issuing Holding Certificates (where bound to do so) and transmission receipts in relation to Capital Notes; or

(iv) using holder or FASTER identification numbers in relation to Noteholders; or

(v) effecting conversions between sub-registers (if any) of the Register; or

(vi) noting transfer forms in relation to Capital Notes,

except in the case where Holding Certificates, or any information necessary to effect a transfer of Capital Notes, are issued to replace a lost or destroyed Holding Certificate.

5.4 Transfers must be registered

Subject to Condition 5, Goodman Finance must direct the Registrar not to refuse to register or fail to register or give effect to, a transfer of Capital Notes.

5.5 Refusal to register transfers

Goodman Finance may direct the Registrar to refuse to register any transfer of Capital Notes where the Conditions, the Trust Deed, any NZSE Listing Rules or any applicable legislation permits, or requires Goodman Finance to do so.

5.6 Notice of refusal to register

Where registration of a transfer of Capital Notes is refused under Condition 5.5, Goodman Finance must direct the Registrar to give written notice of the refusal and the precise reasons for the refusal to the party lodging the transfer, if any, within five Business Days after the date on which the transfer was lodged. The failure to give such a notice will not invalidate the decision not to register.

5.7 Retention of transfers

Goodman Finance is to direct the Registrar to retain all instruments of transfer of Capital Notes which are registered, but any instrument of transfer of Capital Notes the registration of which was declined or refused (except on the ground of suspected fraud) is to be returned to the party lodging the transfer.

5.8 Powers of attorney

Any power of attorney granted by a Noteholder empowering the donee to deal with, or transfer Capital Notes, which is lodged, produced or exhibited to the Registrar will be deemed to continue and remain in full force and effect as between Goodman Finance, the Trustee, the Registrar and the grantor of that power, and may be acted on, until express notice in writing that it has been revoked or notice of the death of the grantor has been received at the Registry.

5.9 Transmission by operation of law

Any person becoming entitled to any Capital Note by operation of law (including the death or bankruptcy of any Noteholder) may, upon producing such evidence of entitlement as is acceptable to Goodman Finance, obtain registration as the Noteholder of such Capital Note or execute a transfer of such Capital Note. This provision includes any case where a person becomes entitled as a survivor or where persons are registered as joint Noteholders.

5.10 Replacement of Holding Certificates

If any Holding Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the office of the Registrar upon payment by the claimant of the fees and expenses incurred in connection with such replacement and on such terms as to evidence and indemnity as Goodman Finance and the Registrar may require. Mutilated or defaced Holding Certificates must be surrendered before replacements will be issued. The Registrar may decline to register any transfer unless the relevant Holding Certificate is produced, but may in its discretion dispense with

production of the Holding Certificate subject to production instead of such indemnity or declaration of loss as it may require.

5.11 Notices

All notices given by Noteholders in accordance with the Conditions will be irrevocable.

5.12 Sale of less than Minimum Holding

The Board may at any time give notice to any Noteholder holding less than a Minimum Holding of Capital Notes that if at the expiration of three months after the date the notice is given the Noteholder still holds Capital Notes which are less than a Minimum Holding, the Board may exercise the power of sale of those Capital Notes set out in Condition 5.12. If that power of sale becomes exercisable:

(a) the Board may arrange for the sale of those Capital Notes through the NZSE or in some other manner approved by the NZSE;

(b) the Noteholder shall be deemed to have authorised Goodman Finance to act on the Noteholder's behalf and to execute all necessary documents for the purposes of that sale;

(c) Goodman Finance shall account to the Noteholder for the net proceeds of sale of the Capital Notes (after deduction of reasonable sale expenses), which shall be held on trust for the Noteholder by Goodman Finance and paid to the Noteholder on surrender of any Holding Certificates for the Capital Notes sold; and

the title of a purchaser of any notes sold pursuant to Condition 5.12 shall not be affected by any irregularity or invalidity in the exercise of the power of sale or the sale itself.

Summary of Trust Deed

The Capital Notes are constituted pursuant to the Trust Deed. Noteholders are entitled to the benefit of, and are bound by, the provisions of the Trust Deed.

Introduction

The following is a summary of the principal provisions of the Trust Deed (excluding the Conditions that are described in the section of this Prospectus entitled "Conditions of Capital Notes" on pages 53 to 66) under which the Capital Notes will be issued. Investors requiring further information should refer to the Trust Deed, which is available for inspection in the manner described under the heading "Places of Inspection of documents" on page 89.

In this summary, unless otherwise indicated, words commencing with a capital letter are defined in the Trust Deed.

Ranking of the Capital Notes

The Trust Deed does not create any security over the assets of Goodman Finance. The Capital Notes constitute unsecured and subordinated indebtedness of Goodman Finance.

In any distribution of assets of Goodman Finance in a Liquidation of Goodman Finance or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the claims of Noteholders for repayment of all amounts outstanding on the Capital Notes will rank behind the claims of all other creditors of Goodman Finance (including unsecured and trade creditors), other than creditors who have agreed to rank subordinate to, or equal with, the obligations of Goodman Finance under the Capital Notes. The Capital Notes rank equally among themselves. In a Liquidation of Goodman Finance, the Trustee (on behalf of the Noteholders) will be entitled to claim the Liquidation Amount and each Capital Note will be redeemable for an amount equal to the Liquidation Amount. The Liquidation Amount is an amount equal to the aggregate Principal Amount of a Capital Note plus all Accrued Interest and Unpaid Interest in respect of that amount.

Further issues

Under the Trust Deed, Goodman Finance reserves the power to create and issue additional capital notes (the "Further Capital Notes"), with the consent of the Trustee, but without the consent of the Noteholders, ranking equally with, senior to, or junior to, the Capital Notes and otherwise on such terms as Goodman Finance may determine. Any Further Capital Notes may be constituted by a deed in a form agreed to by the Trustee, Goodman Finance and Burns Philp, and supplemental to the Trust Deed. Alternatively, any such issue of Further Capital Notes could be made pursuant to a new trust deed without the need for consent of the Trustee, in which case, the issue may be subject to the appointment of a trustee in respect of those Further Capital Notes.

Under the Trust Deed, Goodman Finance may, at any time prior to 1 January 2025, without the consent of the Trustee or the Noteholders, issue up to 2.0 billion of any class of ordinary, preferred or deferred shares.

Guarantees

Burns Philp and each wholly-owned Subsidiary of Burns Philp incorporated in Australia, New Zealand and the United States of America which has gross revenues from non-Group Members of A$10 million (or its equivalent in another currency) or more in its most recently completed financial year will guarantee to the Trustee, for the benefit of the Noteholders, payment of all amounts due under the Capital Notes and the Trust Deed on an unsecured and subordinated basis pursuant to the Guarantees.

The names of the Guarantors as at the date of this Prospectus and the terms of the Guarantees are described in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79.

Restrictions on Goodman Finance and Burns Philp

The Trust Deed contains no direct limitations in relation to the creation of mortgages or charges or other securities, other than an obligation imposed on Goodman Finance to observe the covenants referred to below under the heading "Goodman Finance Covenants".

The Trust Deed also imposes certain obligations on Burns Philp as set out below under the heading "Burns Philp Covenants".

While any Capital Note remains outstanding, the Trust Deed requires Burns Philp to ensure that:

- it will not incur; and
- it will procure that none of its Subsidiaries will incur,

any indebtedness for borrowed money ranking equally with, or in priority to, the obligations of the relevant entity under the Capital Notes or a Guarantee, as the case may be, if incurring that indebtedness would result in the ratio of Net Total Debt to LTM EBITDA exceeding:

(i) during the period from the date of the Trust Deed until 31 December 2004, 5.00:1; and

(ii) at all times thereafter, 4.75:1.

When calculating the ratio of Net Total Debt to LTM EBITDA under this covenant on any test date:

- during the period from the date of the Trust Deed until the date falling 12 months after the date on which Goodman Fielder and its Subsidiaries form part of the Group for the purposes of preparing consolidated financial statements, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date and on a pro forma basis as if Goodman Fielder and its Subsidiaries had formed part of the Covenant Group since 30 April 2002; and
- at any time after the end of that period LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date.

This covenant is not intended to restrict the refinancing of any indebtedness for borrowed money existing at the date of the Trust Deed, drawings made by Burns Philp or any Subsidiary under a revolving facility in the ordinary course of business or any indebtedness incurred among Burns Philp and/or its Subsidiaries from time to time.

Redemption procedures

The Trust Deed contains detailed provisions relating to the redemption (whether by the payment of cash or issue of Burns Philp Shares) or purchase of the Capital Notes which are described in the section of this Prospectus entitled "Conditions of Capital Notes" on pages 53 to 66.

If a general offer to purchase some or all of the Burns Philp Shares is made which results or will result in any person, or persons acting in concert, holding or being entitled to hold all Burns Philp Shares or having the right to cast all votes on a poll at a general meeting of Burns Philp on a matter on which holders of Burns Philp Shares are entitled to vote, but no offer is made to purchase all the Capital Notes of the relevant Tranche, then Goodman Finance, Burns Philp or any of its Subsidiaries must offer to purchase or redeem on the next Election Date all the outstanding Capital Notes of the relevant Tranche at the same purchase price payable for redemption or purchase of Capital Notes as would apply to a purchase or redemption upon the next Election Date. Goodman Finance may also, at its discretion, offer New Conditions in respect of the relevant Capital Notes. If New Conditions are offered, each Noteholder of the relevant Tranche must then make an election within the same time period applicable to Election Notices delivered under Condition 4.1. If New Conditions are offered and a Noteholder elects to accept those New Conditions, those New Conditions will apply from the next Election Date. If New Conditions are offered and a Noteholder does not make an election, the Noteholder will be deemed

to have accepted the New Conditions in respect of such number of Capital Notes in respect of which no election is made.

Unpaid Interest

The Trust Deed provides that interest may be suspended (and Goodman Finance will be obliged to suspend the payment of interest) in whole or in part in respect of either or both Tranches of Capital Notes in certain circumstances and that the Trustee will be advised of such suspension. In the event that interest is not paid on an Interest Date, that interest will itself bear interest, accruing daily and it will compound and become payable on the subsequent Interest Date. Interest that has been suspended is payable on the next Interest Date unless it is again suspended by Goodman Finance.

Non-payment of interest does not constitute a default by Goodman Finance and does not give rise to any right to accelerate payment of any amount due under the Capital Notes or to claim under any of the Guarantees. Burns Philp has covenanted in the Trust Deed not to pay any dividend on, or make any distribution in respect of, Burns Philp Shares (or take certain other actions) while any interest remains unpaid. Noteholders have no right to claim for the payment by Goodman Finance of the Liquidation Amount, being the Principal Amount of the Capital Notes together with Accrued Interest and Unpaid Interest, other than on a Liquidation of Goodman Finance as set out in the section of this Prospectus entitled "Conditions of Capital Notes" on pages 53 to 66.

Goodman Finance covenants

Goodman Finance has covenanted in the Trust Deed:

- to notify the Trustee promptly if it intends not to, or fails to, make a payment of interest on the Capital Notes when due;
- to send to the Trustee a copy of each notice given by it to Noteholders generally;
- to advise the Trustee as soon as reasonably practicable of each decision by Goodman Finance to redeem (whether by payment of cash or issue of Burns Philp Shares) or compulsorily purchase a Capital Note under Condition 4 of the Capital Notes;
- to use reasonable endeavours to ensure that the Capital Notes are, upon their issue, quoted on the NZSE and that such quotation is maintained;
- to send to the Trustee a copy of each annual and semi-annual report that it sends to Noteholders in accordance with Rule 10.5 of the NZSE Listing Rules, at the same time as those reports are distributed;
- to conduct its affairs in a proper and businesslike manner;
- whenever requested, to give to the Trustee such information as the Trustee may reasonably require to discharge its duties, trusts and powers under the Trust Deed or imposed upon it by law;
- to at all times comply with the Securities Act 1978, the Securities Regulations 1983, the Companies Act, the Financial Reporting Act 1993, the NZSE Listing Rules and all applicable laws;
- not to issue an investment statement or prospectus in respect of the issue of Capital Notes or Further Capital Notes which are constituted pursuant to the Trust Deed, without prior notice to the Trustee; and
- to comply with sections 116 and 117 of the Companies Act in relation to the Capital Notes, on the basis that these sections are modified to the extent necessary to reflect that the Capital Notes are not shares.

Goodman Finance has also given certain other covenants in the Trust Deed.

Burns Philp covenants

Burns Philp has covenanted in favour of the Trustee in the Trust Deed:

- to ensure compliance with the financial covenant set out on page 68 under the heading "Restrictions on Goodman Finance and Burns Philp";
- that at any time while either:
  - the financial covenant set out on page 68 under the heading "Restrictions on Goodman Finance and Burns Philp" is not complied with if it were then tested, or would not be complied with after making a payment of the kind described in this sub-paragraph; or
  - any amount of principal or interest payable on the Capital Notes has fallen due and remains unpaid (including where interest has been suspended in accordance with the Conditions),

  it will not pay any dividend on, or make any other distribution in respect of, or pay any interest on, Burns Philp Shares, its indebtedness or other securities ranking, in its liquidation, equally with or behind its obligations under the relevant Guarantee or any indebtedness owed to a related company, nor acquire, redeem or repay (or assist any person to do so) any such indebtedness, shares or securities;
- to forward to the Trustee communications sent to holders of Burns Philp Shares generally, at the same time as those communications are sent to Burns Philp Shareholders;
- to issue Burns Philp Shares on redemption of Capital Notes in accordance with the Conditions and otherwise comply with the obligations expressed to be assumed by it in the Conditions; and
- to use its reasonable endeavours to ensure that Burns Philp Shares issued on the redemption of Capital Notes are, upon their issue, entitled to be quoted on the ASX and the NZSE, and that such quotation is maintained.

Burns Philp has also given certain other covenants in the Trust Deed.

Periodic reporting to the Trustee

In the Trust Deed, Goodman Finance has undertaken to deliver to the Trustee no later than three months after the end of each of its or Burns Philp's financial years and financial half-year, as the case may be:

- to the extent not provided pursuant to the covenant to deliver the semi-annual and annual reports required to be delivered pursuant to Rule 10.5 of the NZSE Listing Rules, copies of its consolidated financial statements for the preceding year or half-year (audited in the case of annual financial statements);
- copies of the consolidated financial statements for the Group for the preceding year or half-year (audited in the case of annual financial statements) and, in the case of half-year financial statements, those financial statements will be in the form provided by Burns Philp to the ASX in accordance with Burns Philp's reporting obligations under the ASX listing rules;
- reports signed on behalf of the Board of Goodman Finance and the board of Burns Philp as to various matters relating to the Capital Notes, including certain details relating to the Capital Notes on issue and compliance by Goodman Finance, Burns Philp and its Subsidiaries with the material obligations under the Trust Deed as well as certain summary information regarding the Guarantors;

and

- an auditor's report (at the same time as the audited annual financial statements referred to above are provided).

To the extent not provided pursuant to the covenant to delivery the semi-annual reports required to be delivered pursuant to Rule 10.5 of the NZSE Listing Rules, copies of the annual and half-yearly financial statements of Goodman Finance and the annual consolidated financial statements of the Group, as referred to above, will also be provided to Noteholders at the same time as they are provided to the Trustee.

Goodman Finance has covenanted in the Trust Deed to procure that the Board report provided to the Trustee will contain information relating to the calculation of the Net Total Debt to LTM EBITDA ratio referred to on page 68 of this Prospectus.

Formula to be applied if Capital Notes are redeemed by the issue of Burns Philp Shares

If Capital Notes are redeemed for cash or purchased, Noteholders will receive payment of the Principal Amount and all Accrued Interest and Unpaid Interest.

If Capital Notes are to be redeemed by the issue of Burns Philp Shares, then no later than 10 Business Days before the Election Date for a Tranche of Capital Notes, Goodman Finance (at its discretion) may notify Noteholders that it has elected to redeem some or all of the Capital Notes in the relevant Tranche by the issue of Burns Philp Shares, irrespective of any election made by a Noteholder to either accept the new terms and conditions in respect of his or her Capital Notes or to request cash redemption or purchase.

The Burns Philp Shares to be issued on the redemption of those Capital Notes will be issued in accordance with a formula based on the Principal Amount of, and Accrued Interest and Unpaid Interest on, those Capital Notes and the New Zealand Dollar equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled).

The New Zealand Dollar Equivalent means, at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date.

Call option by Goodman Finance

Goodman Finance may, at any time after 5 May 2004, upon giving Noteholders 45 days' written notice, redeem for cash all or any portion of the Capital Notes. If Goodman Finance elects to redeem only a portion of the Capital Notes, such redemption must be made on a pro rata basis across all Noteholders and in relation to both Tranches.

If the pro rata redemption would result in a Noteholder holding less than a Minimum Holding in relation to a particular Tranche, then Goodman Finance will redeem for cash all Capital Notes of the relevant Tranche held by that Noteholder. In addition, if the pro rata redemption would result in a Noteholder holding Capital Notes of a Tranche in a Principal Amount other than $5,000 and integral multiples of $1,000 thereafter, Goodman Finance will "round-down" the relevant holding to an aggregate Principal Amount equal to the nearest of $5,000 and integral multiples of $1,000 thereafter, by redeeming for cash the relevant number of Capital Notes.

In each case, such redemptions will be made at the same time, and at the same price, at which Goodman Finance exercises its rights under the call option referred to above. Further information on this right (including the price payable on the exercise of the call option) is set out in the section of this Prospectus entitled "Conditions of Capital Notes" on page 62 and 63.

The Trustee's powers and duties

The Capital Notes are distinguishable from ordinary debt securities by their very terms, particularly their limited payment rights, subordination, priority, limitations on rights of enforcement and the limited availability of remedies. The Trust Deed and the Conditions reflect these features. Therefore, the Trustee's duties are primarily to act as the Noteholders' agent in certain limited circumstances and, in particular, to collect or preserve the Noteholders' claims to amounts due, payable and enforceable upon the Liquidation of Goodman Finance or a Guarantor. The Trustee's powers and responsibilities are limited accordingly.

In particular, Investors should be aware that:

- except to the extent that it is obligated to do so by law, the Trustee will not be bound to take steps to ascertain whether or not Goodman Finance or Burns Philp has committed any breach of the provisions of the Trust Deed unless the Trustee becomes aware that, or receives specific advice from the Directors of Goodman Finance, Burns Philp or the Auditors that, a breach has occurred (or appears to have occurred) or threatens to occur, or receives notice of the Commencement of Liquidation;

- the Trustee will not be liable to Noteholders, Goodman Finance or Burns Philp unless the Trustee has acted in gross negligence, fraudulently, dishonestly or in wilful breach of trust or any law or has otherwise failed to show the degree of care and diligence required of it having regard to its powers, authorities and discretions under the Trust Deed or by any law; and

- subject to compliance by the Trustee with its obligations under the Securities Regulations 1983, the Trustee is not required to monitor compliance by Goodman Finance, Burns Philp or any other party with the NZSE Listing Rules or the ASX Listing Rules and is entitled to assume that each of Burns Philp and Goodman Finance is so complying in the absence of notice to the contrary from Goodman Finance, Burns Philp, the ASX or the NZSE.

The Trustee may, among other things, in relation to the Capital Notes:

- represent the Noteholders in certain matters or proceedings concerning them;

- make certain waivers and determinations which will be binding on Noteholders;

- invest any moneys held in its capacity as Trustee, at its discretion, in the name of the Trustee or its nominee, in any investments it considers fit, with power to vary, transpose, deal with or dispose of such investments (less any customary fees and expenses incurred in connection with such investments) and all income from such investments will belong to the person in respect of whom such moneys are held by the Trustee;

- notify Noteholders of certain matters affecting their interests, convene meetings or otherwise seek directions from Noteholders or the court in respect of such matters;

- in performance of its duties, act on, or decline to act on, reports from Directors and auditors and, in the event of the Liquidation of Goodman Finance, its liquidator, and the advice or opinion of professional advisers; and

- decline to act unless protected for its liabilities, costs and expenses.

The practical consequence of the Trustee's right to decline to act unless it is protected for its liabilities, costs and expenses is that, unless Goodman Finance itself or Noteholders provide funding to the Trustee to enable it to take enforcement steps or action to which it may be entitled on their behalf, the Trustee may not be in a position to take any such enforcement action.

Enforcement against Guarantors, for example, might prove to be expensive in view of the fact that some of them, at least at the date of this Prospectus, are incorporated in jurisdictions outside New Zealand

and before any enforcement steps were taken the Trustee would need to take legal advice from its counsel in the place of incorporation of the relevant Guarantor.

In a situation where enforcement action might be contemplated, there can be no assurance that Goodman Finance or any Noteholders would be able or willing to provide the funding required to pursue any enforcement steps or other action.

The duties set out in clause 1 of the Fifth Schedule to the Securities Regulations 1983 are deemed to be included in the Trust Deed.

So far as those duties apply to the Trust Deed, they are as follows:

- the Trustee shall exercise reasonable diligence to ascertain whether or not any breach of the terms of the Trust Deed or of the terms of the Offer of the Capital Notes has occurred and, except where it is satisfied that the breach will not materially prejudice the security (if any) of the Capital Notes or the interests of the Noteholders, shall do all such things as it is empowered to do to cause any breach of those terms to be remedied.

- The Trustee shall exercise reasonable diligence to ascertain whether or not the assets of Goodman Finance and any other member of the Borrowing Group (as defined in the Securities Regulations 1983) from time to time that are or may be available, whether by way of security or otherwise, are sufficient or likely to be sufficient to discharge the amounts of the Capital Notes as they become due.

Under section 62 of the Securities Act 1978, the Trustee cannot lawfully be exempted from, or indemnified against, liability for breach of trust where the Trustee fails to show the degree of care and diligence required of the Trustee as trustee having regard to the provisions of the Trust Deed.

The Trustee receives the benefit of a general indemnity from Goodman Finance for any losses or claims it incurs or suffers while acting as Trustee unless it has acted in gross negligence, fraudulently, dishonestly or otherwise in wilful breach of trust or law or where the Trustee has failed to show the degree of care and diligence required of it having regard to the powers, authorities and discretions conferred on it under the Trust Deed. This indemnity is not subordinated in the event of the liquidation of Goodman Finance.

Amendment of Trust Deed

The Trustee may, without the consent of Noteholders, if in agreement with Goodman Finance and Burns Philp, modify or amend the Trust Deed, each Guarantee or the Conditions, in the circumstances specified in the Trust Deed, including where:

- the proposed modification or amendment will correct a manifest error or is made to comply with law or any applicable stock exchange listing rules, or is of a formal or technical nature or is convenient for the purposes of obtaining or maintaining the quotation of the Capital Notes on the NZSE or is necessary to reflect changes in GAAP which impact on the calculation of the financial covenants contained in the Trust Deed (and such change has been agreed by Goodman Finance and the Trustee); or

- the Trustee is of the opinion that the proposed amendment is not, and is not likely to become, materially prejudicial to the interest of Noteholders generally.

The Trustee may also amend the Trust Deed, the Guarantees or the Conditions at any time if it is authorised by an Extraordinary Resolution of the Noteholders.

Any such modification or amendment will be binding on all Noteholders and will only be effective if it is in writing and signed by Goodman Finance, Burns Philp and the Trustee and, in relation to each Guarantee, the relevant Guarantors.

An Extraordinary Resolution (or ordinary resolution) of Noteholders passed at a meeting of Noteholders duly convened and held in accordance with the Trust Deed is binding on all Noteholders, whether or not the Noteholders are present or represented at the meeting. An Extraordinary Resolution is a resolution supported by not less than 75% of the votes cast in person or by proxy at a meeting of Noteholders. An Extraordinary Resolution may be passed at a meeting previously adjourned due to lack of a quorum by a minimum of any two Noteholders present in person or by proxy at the adjourned meeting.

If a particular issue to be voted on by Noteholders could affect the rights of each Tranche of Capital Notes differently, the Trust Deed provides that separate meetings of Noteholders may be held to vote on the relevant issue.

Limitation on rights

In accordance with their subordinated nature, special terms apply to the Capital Notes that restrict the rights and powers of the Trustee and the Noteholders to require redemption of the Capital Notes by Goodman Finance.

Prior to Liquidation of Goodman Finance, the Trustee and the Noteholders have only limited rights of recourse against Goodman Finance. The Trustee and Noteholders have no remedies against Goodman Finance (or any Guarantor) for breach beyond the remedies provided at law.

In addition, only the Trustee is entitled to enforce the provisions of the Trust Deed. Noteholders are only entitled to take proceedings if Goodman Finance or Burns Philp is in breach of its obligations under the Trust Deed and the Trustee has failed to act (to the extent it is able under the Trust Deed) with respect to that breach within a reasonable time.

Other than as described below, non-payment of interest on the Capital Notes, or a breach by Goodman Finance, Burns Philp or any other Guarantor of any representation, warranty or covenant contained in the Trust Deed, the Guarantees or the Conditions, will not entitle the Trustee or the Noteholders to exercise any rights of acceleration or other rights of recourse against Goodman Finance, Burns Philp or any other Guarantor or Group Member for payment of the Principal Amount or any interest due on the Capital Notes. If Goodman Finance fails to make a payment of interest when due on the Capital Notes, the Trustee will be entitled to claim for payment of the relevant amount from Goodman Finance (and if Goodman Finance does not pay, from any Guarantor under the Guarantees). However, neither the Trustee nor any Noteholder will have any rights for payment of any unpaid interest if payment of that interest has been suspended by Goodman Finance in accordance with the provisions of the Trust Deed.

The only right of the Trustee or a Noteholder to require redemption of the Capital Notes prior to the Election Date is upon Commencement of Liquidation of Goodman Finance (which occurs when a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies). In receivership or any insolvency proceeding of any kind other than those referred to in the preceding sentence, neither the Trustee nor Noteholders have any right to seek payment of amounts due under the Capital Notes. Upon the Commencement of Liquidation, the Capital Notes will cease to be capable of being redeemed by the issue of Burns Philp Shares.

Payment of interest and principal

Goodman Finance may, in certain circumstances, suspend the payment of interest on the Capital Notes, such suspension will not constitute a default under the Trust Deed and will not give rise to any right for Noteholders to accelerate repayment of the amounts due on the Capital Notes or to claim under any of the Guarantees. In addition to this option for Goodman Finance to suspend payment of interest, Goodman Finance is obligated under the Trust Deed to suspend payment on the Capital Notes if:

- an Insolvency Event occurs in relation to any Group Member, or the payment would result in an Insolvency Event occurring in relation to any Group Member; or
- an event of default (however described), or an event which, with the passage of time, or the giving of notice or both would become an event of default, has occurred under an agreement governing the terms of any indebtedness of a Group Member to a Senior Creditor (or would occur as a result of making the relevant payment).

Further, Goodman Finance has covenanted in the Trust Deed not to make any other payment whatsoever under the Trust Deed if the circumstances described in either of the paragraphs above subsist. The Guarantees contain similar provisions restricting payment in such circumstances.

Investors should note that the term "Insolvency Event" is broadly defined in the Trust Deed to include actual insolvency and a number of analogous or related events which typically indicate that an entity is, or is about to become, insolvent. The definition of "Insolvency Event" is set out in the "Glossary" section of this Prospectus.

Miscellaneous

The Trust Deed also contains detailed provisions relating to meetings of Noteholders, registration of the holdings of Noteholders, the transfer of Capital Notes and various other matters. Further details of some of these provisions are set out in the section of this Prospectus entitled "Conditions of Capital Notes" on pages 53 to 66.

The Company may, and will if requested to do so, pursuant to its obligations under the NZSE Listing Rules, issue to each initial Noteholder and to each subsequent Noteholder a Holding Certificate representing his or her or its Capital Notes. The Trustee, Goodman Finance and Burns Philp are each entitled to rely on the Register as the sole and conclusive record of the Capital Notes, notwithstanding any discrepancy between the Register and any Holding Certificate.

Neither the Trustee, Goodman Finance nor Burns Philp will be liable to the other or to any Noteholder for relying on the Register or for accepting in good faith as valid any details recorded on the Register if they are subsequently found to be forged, irregular or not authentic.

Trustee's Statement


Guardian Trust
Corporate Trusts

1 May 2003

The Directors
Goodman Finance Limited
54 Ponsonby Road
Auckland

TRUSTEE STATEMENT

Clause 13(3) of the Second Schedule to the Securities Regulations 1983 requires us to confirm that the offer of securities (the **Capital Notes**) by Goodman Finance Limited (**Goodman Finance**) set out in this Prospectus complies with any relevant provision of the Trust Deed between Goodman Finance Limited, Burns, Philp & Company Limited (**Burns Philp**) and the Trustee dated 30 April 2003 (the **Trust Deed**). These provisions are those which:

(i) entitle Goodman Finance to constitute and issue under the Trust Deed the Capital Notes offered under this Prospectus;

(ii) impose any restrictions on the right of Goodman Finance to offer the Capital Notes,

and are described in the section entitled "Summary of Trust Deed" set out on pages 67 to 75 of this Prospectus.

The Auditors have reported on the financial statements set out in pages 41 to 47 of this Prospectus. Our statement does not refer to any financial information, or to any other material in this Prospectus which does not relate to the Trust Deed. We note that the pro forma financial information set out on pages 31 to 40 of this Prospectus is unaudited and, by its very nature, indicative only.

We confirm that the offer of Capital Notes set out in this Prospectus complies with any relevant provisions of the Trust Deed. We have given the above confirmation on the basis:

(a) set out above; and

(b) that the Trustee relies on the information supplied by Goodman Finance or Burns Philp pursuant to the Trust Deed and does not carry out any independent check of the statements or the figures supplied to it in that information; and

(c) that the Trustee draws your attention to the explanation of the Trustee's role described under the heading "The Trustee's powers and duties" on pages 72 and 73.

The Trustee does not guarantee the repayment (whether in the form of redemption for cash or by the issue of ordinary shares in Burns Philp) or purchase of the Capital Notes or the payment of interest thereon.

Signed for and on behalf of the Trustee

D R Church
Chief Manager Corporate Trusts

The New Zealand Guardian Trust Company Limited
Corporate Trusts
48 Shortland Street
Auckland 1001
New Zealand
PO Box 1934
Auckland 1015
New Zealand
Telephone (09) 377 7300
Facsimile (09) 377 7477
Email Auckland@nzgt.co.nz
Website www.guardiantrust.co.nz

Summary of Guarantees

Introduction

Each of the Guarantees has been granted in favour of the Trustee and is held by the Trustee on behalf of all Noteholders. The Guarantees are not, and will not, be secured by any mortgage or charge.

The following is a summary of the principal provisions of the Guarantees. Investors requiring further information should refer to the Guarantees, which are available for inspection at the places referred to this Prospectus under the heading "Places of Inspection of Documents" on page 89.

Guarantors

Burns Philp and each wholly-owned Subsidiary of Burns Philp incorporated in Australia, New Zealand or the United States of America which has gross revenues from non-Group Members of greater than A$10 million (or its equivalent in another currency) in its most recently completed financial year will guarantee due payment by Goodman Finance of all its indebtedness to the Trustee and the Noteholders under the Trust Deed and the Capital Notes. No other person or entity guarantees the payment of interest or any other amounts due under the Capital Notes as at the date of this Prospectus.

The Guarantors as at the date of this Prospectus are:

Name	Place of Incorporation
Burns, Philp & Company Limited	Australia
Burns Philp Food Inc.	California, United States of America
Mauri Yeast Australia Pty Limited	Australia
New Zealand Food Industries Limited	New Zealand
Tone Brothers, Inc.	Iowa, United States of America

Burns Philp has covenanted that, if after the date of the Guarantees any wholly-owned Subsidiary incorporated in Australia, New Zealand or the United States of America is acquired or formed by Burns Philp, which has gross revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more, Burns Philp will ensure that such Subsidiary accedes to the relevant Guarantee (being a Guarantee governed by law of, or within, that Subsidiary's country of incorporation).

The covenants to procure that certain wholly-owned Subsidiaries of Burns Philp incorporated in Australia, New Zealand or the United States of America guarantee repayment of the Capital Notes will also apply in relation to Goodman Fielder and each of its Subsidiaries (the "Goodman Group"). However, as at the date of this Prospectus, certain formalities remain to be satisfied before the members of the Goodman Group can enter into the Guarantees. Those formalities relate to completion of the compulsory acquisition of the remaining ordinary shares in Goodman Fielder that Burns Philp does not hold, the successful completion of Burns Philp's offer to acquire all outstanding Goodman Fielder options to subscribe for Goodman Fielder ordinary shares and compliance with all other statutory requirements, including the passing of certain shareholder resolutions relating to the giving of financial assistance. These shareholder resolutions include a resolution of shareholders of Burns Philp. Those formalities are expected to be completed by October 2003. Until these formalities have been completed, and the Goodman Group has become wholly-owned by Burns Philp, the covenant relating to the introduction of new guarantors will not apply in relation to the Goodman Group.

Investors should be aware that Burns Philp is only obliged to ensure that wholly-owned Subsidiaries incorporated in Australia, New Zealand or the United States of America with gross annual revenues from non-Group Members for its most recently completed financial year of A$10 million (or its equivalent in another currency) or more become a Guarantor. No other Burns Philp Subsidiaries are required to become Guarantors. Guarantors may also be released in certain circumstances without the consent of the Trustee or Noteholders, in the manner described below.

Other than the obligation on Burns Philp described above, Burns Philp and Goodman Finance have not

given any specific covenant in relation to the composition of the guaranteeing group. For example, no covenant has been given that at any particular time the value of the assets of Goodman Finance and the Guarantors will represent a particular proportion of the total assets of the Group. Burns Philp and Goodman Fielder respectively own a number of Subsidiaries which are incorporated in a country other than Australia, New Zealand or the United States of America and therefore they will not be Guarantors.

Guarantees

As the Guarantors are, or will be, incorporated in Australia, New Zealand or the United States of America there are three separate Guarantees governed by the laws of New South Wales, New Zealand and the State of New York, United States of America respectively. Other than differences which reflect the governing law of each Guarantee, the Guarantees create substantially equivalent obligations on the Guarantors.

Investors should be aware that the costs and procedures for enforcing a Guarantee against a Guarantor will differ depending on the jurisdiction in which the relevant Guarantor is incorporated and/or in which the relevant Guarantee is enforced.

Limitation on right of enforcement

A claim may only be made by the Trustee against a Guarantor under the Guarantees if Goodman Finance has failed to pay the relevant amount under the Trust Deed. Noteholders will only be entitled to take proceedings against a Guarantor if the Guarantor is in breach of its obligations under the relevant Guarantee and the Trustee has failed to act (to the extent it is able under the Guarantee) with respect to that breach within a reasonable time.

No claim may be made against a Guarantor for payment of interest which has been suspended in accordance with the terms of the Trust Deed until that interest falls due for payment in accordance with the terms of the Trust Deed and the relevant Guarantee.

Ranking of the Guarantees

Under the Guarantees, the rights of the Trustee (on behalf of Noteholders) and Noteholders, in the event of the liquidation of a Guarantor or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, will rank ahead of the rights of shareholders of that Guarantor, but will otherwise be subordinated in right of payment to the claims of all other creditors of that Guarantor, other than creditors who have agreed to rank subordinate to, or equally with, the obligations of the Guarantor under the relevant Guarantee. In particular, a Guarantor must not make any payment under the relevant Guarantee if:

- an Insolvency Event occurs in relation to any Group Member, or such payment would result in an Insolvency Event occurring in relation to any Group Member; or
- an event of default (however described), or an event which, with the passage of time, or the giving of notice or both would become an event of default, has occurred under an agreement governing the terms of any indebtedness of a Group Member to a Senior Creditor (or would occur as a result of making the relevant payment).

Investors should note that the term "Insolvency Event" is broadly defined in the Trust Deed to include actual insolvency and a number of analogous or related events which typically indicate that an entity is, or is about to become, insolvent. The definition of "Insolvency Event" is set out in the "Glossary" section of this Prospectus.

The obligations of each Guarantor under the Guarantees constitute joint and several obligations of the Guarantors.

Release of Guarantors

Goodman Finance may require the Trustee to release any Guarantor (other than Burns Philp) from the Guarantees at any time.

The Trustee must execute a deed of release in respect of a Guarantor (other than Burns Philp) provided that either:

- it has received, in a form satisfactory to it, a certificate signed by two directors of Goodman Finance and confirmed by the Auditor, certifying that the gross revenues from non-Group Members of that Guarantor for its most recently completed financial year were less than A$10 million (or its equivalent in another currency); or
- the relevant Guarantor is sold on an arms length basis for valuable consideration (other than to Goodman Finance, Burns Philp or any Subsidiary) and the Trustee receives from a duly authorised officer of Burns Philp, confirmation in writing that such a sale has occurred.

In the case of a sale of a Guarantor (other than Burns Philp), the relevant Guarantor will be deemed to be released from all its obligations under the relevant Guarantee, with effect from the date of such sale, without any further action being required on the part of the Trustee.

Investors should be aware that Burns Philp and Goodman Finance have not given any specific covenants in relation to the minimum number of Guarantors or with respect to their financial condition or the proportion which the value of the Guarantors will constitute at any time in relation to the value of the Group as a whole.

Burns Philp may only be released, and any other Guarantor may be released, from a Guarantee if the release is approved by Extraordinary Resolution or the Trustee is of the opinion that it would not be, and is not likely to become, materially prejudicial to the interest of Noteholders to release Burns Philp or the relevant Guarantor from the Guarantee.

Statutory Information

This section provides the information required to be included in a prospectus by the Second Schedule to the Securities Regulations 1983.

The Second Schedule to the Securities Regulations 1983 requires certain information to be provided in respect of the "Borrowing Group". Investors should be aware that Goodman Finance has no subsidiaries as at the date of this Prospectus. Accordingly, there are no guaranteeing subsidiaries (as defined in the Securities Regulations 1983) and Goodman Finance is the only member of the "Borrowing Group" as at the date of this Prospectus. References in this Prospectus to "the Group" mean Burns Philp and its Subsidiaries for the time being.

Main terms of Offer

The Issuer of the Capital Notes is Goodman Finance Limited ("Goodman Finance"), which has its registered office at 54 Ponsonby Road, Auckland.

The Capital Notes are unsecured, subordinated, fixed interest debt obligations of Goodman Finance. In some circumstances, the Capital Notes may be redeemed by the issue of Burns Philp Shares. Information is also provided in this Prospectus in relation to the Burns Philp Shares.

The issuer of the Burns Philp Shares which may be issued on redemption of the Capital Notes is Burns, Philp & Company Limited ("Burns Philp"), which has its registered office at Level 23, 56 Pitt Street, Sydney, NSW 2000, Australia.

A further description of the Capital Notes is set out in the section of this Prospectus entitled "Main Terms of the Offer" on pages 9 to 16.

Capital Notes with an aggregate principal amount of up to $250 million (including over-subscriptions of a maximum aggregate principal amount of $75 million) are offered for subscription.

The issue price of each Capital Note offered under this Prospectus is $1.00, being the principal amount of a Capital Note.

Details of incorporation of issuer

Goodman Finance was incorporated under the Companies Act on 9 December 2002 as BPCNZ1 Limited. It changed its name on 5 February 2003 to Burns Philp Finance New Zealand Limited and changed its name to Goodman Finance Limited on 14 April 2003. Its registered number is AK1262084.

The public file relating to the incorporation of Goodman Finance can be viewed on the Companies Office website at www.companies.govt.nz. Where relevant documents are not available on the website, a request for the documents can be made by contacting Searchlink at info@searchlink.co.nz.

Guarantors

Goodman Finance has no subsidiaries as at the date of this Prospectus. Accordingly, there are no guaranteeing subsidiaries (as defined in the Securities Regulations 1983) and Goodman Finance alone constitutes the "Borrowing Group" (as defined in the Securities Regulations 1983).

The obligations of Goodman Finance under the Capital Notes are guaranteed on an unsecured subordinated basis by the Guarantors pursuant to the Guarantees. A description of the terms of the Guarantees entered into by those companies is set out in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79.

The Guarantors (as at the date of this Prospectus), their place of incorporation and the amount of the net tangible assets of each Guarantor (excluding any assets which are also assets of Goodman Finance) are set out below:

Name	Place of incorporation	Net tangible assets
Burns, Philp & Company Limited	Australia	A$394.7 million
Burns Philp Food Inc.	California, United States of America	US$(231.6) million
Mauri Yeast Australia Pty Limited	Australia	A$42.2 million
New Zealand Food Industries Limited	New Zealand	NZ$88.8 million
Tone Brothers, Inc.	Iowa, United States of America	US$52.5 million

Burns Philp is the ultimate parent company of the Group. The net tangible assets figures set out above have been derived from individual financial statements of the companies which are Guarantors as at the date of this Prospectus. The investments of those Guarantors and their subsidiaries are included in those financial statements at their historical cost.

The amount of the net tangible assets of each of Burns Philp, New Zealand Food Industries Limited and Tone Brothers, Inc. have been taken from their most recent audited statements of financial position as at 30 June 2002. Burns Philp Food Inc. and Mauri Yeast Australia Pty Limited have not prepared any audited financial statements within 18 months of the date of registration of this Prospectus. The amount of the net tangible assets shown for each of those two companies has been calculated as at 28 February 2003 and those amounts have not been taken from audited statements of financial position.

Investors should be aware that not all of the Subsidiaries of Burns Philp are, or will be, Guarantors of the Capital Notes. Therefore, only a portion of the total assets of the Group represent the assets of the Guarantors.

None of Goodman Finance's Directors, the directors of Burns Philp, Burns Philp's subsidiaries (other than the Guarantors), the Organising Broker, Lead Manager and Underwriter, the Co-Lead Manager, the Trustee, nor any of their respective directors, officers or employees, nor any other person, guarantees the payment of interest or any other amounts due under the Capital Notes or the amount of returns which investors may receive as Noteholders.

Directorate and advisers

The name, technical or professional qualifications and city and country of the principal place of residence of each Director of Goodman Finance as at the date of this Prospectus is set out below:

Name	Qualifications	Principal place of residence
Graeme Richard Hart	MBA	Auckland, New Zealand
Thomas James Degnan	Bachelor of Arts	Mequon, Wisconsin, United States of America
Allen Philip Hugli	Bachelor of Commerce (Hons.) Chartered Accountant (Canadian Institute of Chartered Accountants)	Auckland, New Zealand

The Directors of Goodman Finance can be contacted through the Registrar or by contacting Burns Philp at its registered office, which is located at Level 23, 56 Pitt Street, Sydney, NSW 2000, Australia.

No Director of Goodman Finance is also an employee of Goodman Finance or any of its subsidiaries.

No Director of Goodman Finance has been adjudged bankrupt during the five years preceding the date of this Prospectus.

The names and addresses of Goodman Finance's auditor and securities registrar and the names of Goodman Finance's sharebrokers and solicitors who have been involved in the preparation of this Prospectus, are set out in the Directory contained inside the back cover of this Prospectus.

The Offer is underwritten in respect of Capital Notes with an aggregate principal amount of $175 million by First NZ Capital Securities, whose address is set out in the Directory contained inside the back cover of this Prospectus.

The trustee for the Capital Notes is The New Zealand Guardian Trust Company Limited, whose address is set out in the Directory contained inside the back cover of this Prospectus.

Restrictions on Directors' powers

The Companies Act contains a number of provisions that could have the effect or consequence, in certain circumstances, of imposing modifications, exceptions or limitations on the powers of the Board, such as the rule that major transactions (as defined in the Companies Act) must be approved by a special resolution of shareholders. These provisions apply to any company registered under the Companies Act. The constitution of Goodman Finance does not impose any other modifications, exceptions or limitations on the powers of the Board.

Description of activities of Borrowing Group

As at the date of this Prospectus, Goodman Finance is the only member of the "Borrowing Group" for the purposes of the Securities Regulations 1983.

Goodman Finance is a wholly-owned subsidiary of Burns Philp. Goodman Finance was incorporated on 9 December 2002. Since its incorporation, the principal activities of Goodman Finance have been to enter into the Trust Deed in respect of the Capital Notes and the Underwriting Agreement in respect of the Offer, to act as a guarantor of the obligations of the borrowers under the Senior Debt Agreements and provide security for its obligations in relation to the secured Senior Debt Agreements. The Capital Notes are subordinated to the guarantee and security obligations of Goodman Finance in respect of the obligations of the borrowers under the Senior Debt Agreements. Goodman Finance has entered into or acceded to the contracts referred to in the paragraph entitled "Material contracts" below .

No assets of Goodman Finance are charged as security for the Capital Notes.

Summary of financial statements

Financial statements, in summary form, for Goodman Finance (as the sole member of the Borrowing Group) in respect of the period beginning on 9 December 2002 (the date of Goodman Finance's incorporation) to 28 February 2003 are set out on page 47. The information contained in the summary financial statements has been taken from audited financial statements of Goodman Finance for that period.

Acquisition of business or subsidiary

Goodman Finance has not acquired, and will not, prior to the date of registration of this Prospectus, acquire any business or subsidiary.

Material contracts

The following material contracts (not being contracts entered into in the ordinary course of business of Goodman Finance) have been entered into or acceded to by Goodman Finance (being the only member of the Borrowing Group) during the period from the date of its incorporation to the date of this Prospectus:

(a) an Underwriting Agreement dated 12 December 2002 between First NZ Capital Securities, Goodman Finance (under its former name of BPCNZ1 Limited), BPC1 Pty Limited and Burns Philp (as varied by a letter dated 10 April 2003) under which First NZ Capital Securities has agreed to underwrite the issue of Capital Notes up to an aggregate principal amount of $175 million. The Underwriting Agreement contains various representations and warranties by Goodman Finance and Burns Philp in favour of the Underwriter. The Underwriting Agreement also contains provisions enabling the Underwriter to terminate the Underwriting Agreement if certain events occur (such as a breach of certain representations or warranties by Goodman

Finance or Burns Philp, a failure by Goodman Finance, Burns Philp or any of their respective subsidiaries or directors to comply and continue to comply with certain material laws). If Capital Notes are issued to the Underwriter (or any sub-underwriter) under the Underwriting Agreement, the Underwriter may require them to be issued at an interest rate greater than the rate at which those Capital Notes were offered under this Prospectus or at a discount to their principal amount (in accordance with the terms of the Underwriting Agreement);

(b) a Supplemental Indenture dated 7 February 2003 between Goodman Finance, Burns Philp Capital Pty Limited, Burns Philp, the Guarantors (as defined therein) and the Bank of New York under which Goodman Finance accedes to the Indenture described in (c) below and becomes a Guarantor in relation to the US$400 million 9¾% Senior Subordinated Notes due 2012 described in (c) below;

(c) an Indenture dated 21 June 2002 between Burns Philp, Burns Philp Capital Pty Limited, the Bank of New York and the Guarantors (as defined therein) under which Burns Philp Capital Pty Limited issued by way of private placement US$400 million 9¾% Senior Subordinated Notes due 2012. As a Guarantor of the Senior Subordinated Notes, Goodman Finance provides various covenants in favour of the holders of those Notes. If there is a breach of any of these provisions, or any representations, warranties and covenants given by other Group Members in connection with the Indenture, or if certain events of default (as described in the Indenture) occur, the Senior Subordinated Notes and all amounts due in relation to them may become due and payable and Goodman Finance could be called upon as a guarantor to repay the Senior Subordinated Notes;

(d) a Guarantor Accession Deed dated 7 February 2003 signed by Goodman Finance under which Goodman Finance becomes a Guarantor under the Deed of Guarantee and Indemnity described in (e) below;

(e) a Deed of Guarantee and Indemnity dated 28 July 1998 between the Guarantors (as defined therein) and J.P. Morgan Australia Limited under which the Guarantors guarantee payment to J.P. Morgan Australia Limited (acting in its capacity as agent for the Debenture Stockholders (as defined therein)), and to each of the Debenture Stockholders, of all amounts owing by the Debtors (as defined therein) from time to time. As a Guarantor, Goodman Finance undertakes to repay amounts due by the Debtors which the Debtors fail to pay. Further, the Guarantors (including Goodman Finance) indemnify J.P. Morgan Australia Limited (as Trustee) and the Debenture Stockholders against any losses that may be suffered by any of them in connection with the amounts owing by the Debtors;

(f) a General Security Deed dated 6 March 2003 between Goodman Finance and J.P. Morgan Australia Limited under which Goodman Finance grants security over all of its assets in favour of J.P. Morgan Australia Limited to secure its obligations under the Deed of Guarantee and Indemnity (as described in (e) above);

(g) an Indenture dated 20 February 2003 between Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc, Burns Philp, the Guarantors (as defined therein), the Additional Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association under which Burns Philp Capital Pty Limited issued up to US$210 million in aggregate principal amount of 10¾% Senior Subordinated Notes due 2011. As a Guarantor of the Senior Subordinated Notes, Goodman Finance provides various covenants in favour of the holders of those Notes. If there is a breach of any of these provisions, or any representations, warranties and covenants given by other Group Members in connection with the Indenture, or if certain events of default (as described in the Indenture) occur, the Senior Subordinated Notes and all amounts due in relation to them may become due and payable and Goodman Finance could be called upon as a guarantor to repay the Senior Subordinated Notes;

(h) a Registration Rights Agreement dated 20 February 2003 between Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc, Burns Philp, the Guarantors (as defined therein), the Additional Subsidiary Guarantors (as defined therein) and CSFB under which Burns Philp Capital Pty Limited, the Guarantors, the Additional Subsidiary Guarantors and Burns Philp Capital Pty Limited agree to undertake certain SEC filings and to offer exchange notes to the holders of the Senior Subordinated Notes (described in (g) above). The Registration Rights Agreement contains various covenants from the Guarantors (including Goodman Finance), Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc in relation to the exchange offer of the Senior

Subordinated Notes (described in (g) above) (including the obligations to prepare and file a registration statement and deliver a prospectus in relation to that exchange offer). Further, Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc, and the Guarantors indemnify the holders of the Senior Subordinated Notes (issued under the Indenture described in (g) above) against any liability arising from the registration statement or the prospectus in relation to that offer;

(i) a Purchase Agreement dated 16 February 2003 between Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc, Burns Philp, the Guarantors (as defined therein), the Additional Subsidiary Guarantors and CSFB under which CSFB agrees to purchase a certain amount of the additional notes from Burns Philp Capital Pty Limited on certain specified terms. Under the Purchase Agreement each of the Guarantors gives certain representations, warranties and covenants to CSFB, as purchaser, in relation to the issue of the Senior Subordinated Notes (issued under the Indenture described in (g) above);

(j) a Trust Deed dated 30 April 2003 between Goodman Finance, Burns Philp and the Trustee under which the Capital Notes will be issued and created. (The Trust Deed is described further in the section of this Prospectus entitled "Summary of Trust Deed" on pages 67 to 75);

(k) a Deed of Guarantee (New Zealand Law) dated 30 April 2003 between Goodman Finance, the Guarantors (as defined therein), Burns Philp and The New Zealand Guardian Trust Company Limited under which certain subsidiaries of Burns Philp which are incorporated in New Zealand guarantee, on a subordinated basis, the obligations of Goodman Finance in relation to the Capital Notes issued under the Trust Deed. (This Guarantee is described further in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79);

(l) a Deed of Guarantee (Australian Law) dated 30 April 2003 between Goodman Finance, the Guarantors (as defined therein), Burns Philp and The New Zealand Guardian Trust Company Limited under which certain subsidiaries of Burns Philp which are incorporated in Australia guarantee, on a subordinated basis, the obligations of Goodman Finance in relation to the Capital Notes issued under the Trust Deed. (This Guarantee is described further in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79);

(m) a Guarantee (New York Law) dated 30 April 2003 between Goodman Finance, the Guarantors (as defined therein), Burns Philp and The New Zealand Guardian Trust Company Limited under which certain subsidiaries of Burns Philp which are incorporated in the United States of America guarantee, on a subordinated basis, the obligations of Goodman Finance in relation to the Capital Notes issued under the Trust Deed. (This Guarantee is described further in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79);

(n) a Listing Agreement dated 29 April 2003 between Goodman Finance and the NZSE;

(o) a Registrar and Paying Agency Agreement dated 30 April 2003 between Goodman Finance and Computershare Investor Services Limited under which Computershare Investor Services Limited agrees to act as issuing and paying agent and registrar of Goodman Finance in connection with the Capital Notes; and

(p) a loan agreement dated 30 April 2003 between BPC1 Pty Limited, as borrower, and Goodman Finance, as lender, relating to a loan of the net proceeds received by Goodman Finance from the Offer of Capital Notes.

Pending proceedings

There are no legal proceedings or arbitrations that are pending as at the date of this Prospectus that may have a material adverse effect on either Goodman Finance or Burns Philp other than in respect of the existing or potential proceedings described below:

On 8 January 2003, Goodman Fielder advised shareholders in an ASX announcement of recent correspondence from the Australian Taxation Office ("ATO"). On 24 December 2002, the ATO advised Goodman Fielder that it had determined that Part IVA of the Australian Income Tax Assessment Act 1936 applied to arrangements concerning a financial facility entered into in 1990. On 26 March 2003 Goodman Fielder announced to the ASX that the ATO had issued amended assessments in respect of

the matter which impose additional income tax, penalties and interest of approximately A$126.5 million. Based on this assessment, Goodman Fielder's additional taxation liability in respect of the financing facility would be approximately A$89.5 million (after applying an existing provision of A$37 million).

Goodman Fielder's taxation advisers have advised it that it should have no additional tax liability in relation to this matter. Burns Philp has reviewed this advice and based upon that review, intends to cause Goodman Fielder to lodge objections in respect of the amended assessments. As the ATO and Goodman Fielder have different views of Goodman Fielder's tax liability in respect of this matter it is possible that proceedings could result. The extent of Goodman Fielder's potential liability in respect of the matter (including in any proceedings) is set out above.

Under a Share Purchase Agreement dated 10 April 1997, Goodman Fielder as seller of all the shares in Meneba BV granted to Meneba Beheer B.V ("Meneba") as purchaser an indemnity against all damages, costs or expenses incurred by the Meneba Group in connection with certain disputes concerning shipments of flour by Meneba B.V. to and from Mozambique.

Two claims were subsequently made against Meneba which may result in Goodman Fielder being exposed to liability under the indemnity it gave. The claims are in respect of an alleged trademark infringement and breach of contract.

There are a number of procedural steps that will need to be completed before liability is determined. In addition, the actual quantum of liability is still to be proved by the claimants. It is anticipated that final determinations as to liability and, if applicable, quantum, will be determined during the course of this year. The maximum quantum of damages (including interest) for which Goodman Fielder may be liable under the indemnity is not anticipated to be in excess of US$12 million.

Issue expenses

Issue expenses, including underwriting fees, brokerage, issue management fees, legal and accounting fees, printing, advertising, distribution and other costs incurred by Goodman Finance in making the Offer are estimated to be approximately $10.0 million, based on a maximum issue size of $175 million, (excluding over-subscriptions, if any).

This estimate includes brokerage payable by Goodman Fielder to the Lead Manager at a rate of:

- 1.5% of the principal amount in respect of allotment of Five Year Capital Notes; and
- 2.0% of the principal amount in respect of allotment of Eight Year Capital Notes.

The Lead Manager will pay from this amount brokerage to NZSE firms in respect of Capital Notes issued by Goodman Finance under valid applications bearing the stamp of that firm. The Lead Manager will also pay additional brokerage of 0.5% of the aggregate principal amount of Capital Notes allotted pursuant to firm allocations.

In addition, Goodman Finance will pay fees to the Trustee in accordance with the Trust Deed and any fee letter entered into pursuant to the Trust Deed.

Ranking of securities

As an unsecured, subordinated investment, the claims of holders of the Capital Notes will, on a liquidation of Goodman Finance, rank ahead of all of the claims of all shareholders of Goodman Finance but behind the claims of all other creditors of Goodman Finance, other than creditors whose securities or rights are expressly subordinated to the same extent as, or to a greater extent than, the Capital Notes. Full details of the ranking of the Capital Notes and their subordination are set out in the section of this Prospectus entitled "Conditions of Capital Notes" on pages 53 and 54.

The aggregate amount (as at 28 February 2003) of any securities that were secured by a mortgage or charge over any of the assets of Goodman Finance (as the sole member of the "Borrowing Group" for the purposes of the Securities Regulations 1983) and that rank in point of security ahead of the Capital

Notes was A$691.4 million.

As at 31 March 2003 the aggregate amount of securities that were secured by a mortgage or charge over any of the assets of Goodman Finance and that rank in point of security ahead of the Capital Notes was A$1,970.2 million.

Goodman Finance has also guaranteed on an unsecured basis additional indebtedness of other members of the Group. Any claims made against Goodman Finance under those guarantees will rank ahead of the claims of holders of the Capital Notes. The amount of indebtedness Goodman Finance had guaranteed on an unsecured basis as at 28 February 2003 was A$1,002.5 million and as at 31 March 2003 it was A$1,009.1 million.

As at 28 February 2003, there were no securities that were secured by a mortgage or charge over any of the assets of Goodman Finance that ranked in point of security equally with the Capital Notes.

Under the Trust Deed, power is reserved by Goodman Finance (without the consent of the Noteholders) to create and issue additional capital notes from time to time which may rank equally with the Capital Notes to be issued under this Prospectus.

Provisions of Trust Deed and other restrictions on Borrowing Group

The Trust Deed was entered into between Goodman Finance, Burns Philp and the Trustee on 30 April 2003. A summary of the principal provisions of the Trust Deed is set out in the section of this Prospectus entitled "Summary of Trust Deed" on pages 67 to 75.

The Trust Deed does not contain any terms that impose limitations relating to:

- the creation of new mortgages or charges ranking in point of security ahead of, or equal with, any mortgage or charge securing the Capital Notes; or

- any ratio of liabilities, or any class of liabilities, to assets, or to any class of assets, of Goodman Finance.

Under the Trust Deed, Burns Philp has agreed that, while any Capital Note remains outstanding, it will not incur and it will procure that no Subsidiary will incur, any indebtedness for borrowed money ranking equally with, or in priority to, the obligations of the relevant entity under the Capital Notes or a Guarantee if incurring that indebtedness would result in the ratio of Net Total Debt to LTM EBITDA exceeding:

- during the period from the date of the Trust Deed until 31 December 2004, 5.00:1; and

- at all times thereafter, 4.75:1.

When calculating the ratio of Net Total Debt to LTM EBITDA under this covenant on any test date:

- during the period from the date of the Trust Deed until the date falling 12 months after the date on which Goodman Fielder and its Subsidiaries form part of the Group for the purpose of preparing consolidated financial statements, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date and on a pro forma basis as if Goodman Fielder and its subsidiaries had formed part of the Covenant Group since 30 April 2002; and

- at any time after the end of that period, LTM EBITDA will be determined in relation to the Covenant Group by reference to the 12 month period ending on the test date.

This covenant is not intended to restrict the refinancing of any indebtedness for borrowed money existing at the date of the Trust Deed, drawings made by Burns Philp or any Subsidiary under a revolving facility in the ordinary course of business or any indebtedness incurred among Burns Philp and/or its subsidiaries from time to time.

The Trust Deed does not place any other restrictions on the ability of Goodman Finance to borrow prior to the Commencement of Liquidation (as defined in the Trust Deed) of Goodman Finance or Burns Philp.

As well as this express restriction contained in the Trust Deed there are other documents entered into by Burns Philp and subsidiaries of Burns Philp which indirectly place restrictions on the ability of Goodman Finance to borrow. These restrictions are described below.

High Yield Notes

Each of the Indentures pursuant to which the High Yield Notes were issued contain specific restrictions on the incurring of financial indebtedness by Burns Philp and its subsidiaries. In particular, Burns Philp covenants that it will not, and will not permit certain subsidiaries (including Goodman Finance) to incur any indebtedness unless, no default has occurred and is continuing under those indentures, and the Consolidated Leverage Ratio (in the case of the 2003 Indenture) or the Consolidated Coverage Ratio (in the case of the 2002 Indenture) (in each case as defined therein) would remain at the required levels after the relevant indebtedness is incurred.

Notwithstanding this restriction, Burns Philp and its subsidiaries are entitled to incur various forms of specified indebtedness. The definitions of the Consolidated Leverage Ratio (in the case of the 2003 Indenture) or the Consolidated Coverage Ratio (in the case of the 2002 Indenture) is contained in section 4.03(a) of each of the indentures, and details of the permitted indebtedness are set out in sections 4.03(b)(1) – (17) of the 2003 Indenture, sections 4.03(b)(1) - (15) of the 2002 Indenture and sections 4.03(c) - (g) of each of the indentures relating to the High Yield Notes (copies of which are available for inspection at the places set out under the heading "Places of inspection of documents" on page 89 of this Prospectus).

Senior Debt Agreements

As stated in the section of this Prospectus entitled "Material contracts" on page 83, Goodman Finance has entered into a General Security Deed dated 6 March 2003, securing its obligations as guarantor of amounts due under the Transaction Documents (as defined therein). The General Security Deed contains an undertaking from Goodman Finance that it will not, without the consent of J.P. Morgan Australia Limited, create a security interest in any of its present and after-acquired property except as created or permitted by the General Security Deed or a Transaction Document (as defined in the General Security Deed). There is also a cross default provision whereby an event of default under the General Security Deed occurs if an event of default occurs under any other Transaction Document. Further, the TLA Senior Funding Agreement, the Term B Facility and the Term B2 Facility (all as defined in the definition of Senior Debt Agreements in the Glossary) contain provisions restricting the ability of Goodman Finance to create security interests. As such, these documents limit the ability of Goodman Finance to incur indebtedness on a secured basis without the prior written consent of J.P. Morgan Australia Limited (under the General Security Deed) or CSFB, acting in its capacity as facility agent, under the TLA Senior Funding Agreement, Term B Facility or Term B2 Facility.

Certain covenants given by Burns Philp and its subsidiaries in the Senior Debt Agreements restrict the ability of Goodman Finance to incur further indebtedness. The facility agreements referred to in sub-paragraphs (a) and (b) below have all been entered into by Burns Philp and certain Burns Philp subsidiaries. Although Goodman Finance is not a party to these agreements certain covenants given by other Group Members in these agreements apply to it.

(a) TLA Senior Funding Agreement, Term B Facility and Term B2 Facility

The TLA Senior Funding Agreement, the Term B Facility and the Term B2 Facility each contain a covenant that Burns Philp and its subsidiaries (including Goodman Finance) will not incur Financial Indebtedness (as defined in those Senior Debt Agreements) without the consent of the lenders under those agreements, other than in certain specified circumstances. The following is a summary of the types of indebtedness which Goodman Finance is permitted to incur under each of these documents:

(i) TLA Senior Funding Agreement, Term B Facility and Term B2 Facility

- Certain hedging transactions (which may be entered into on a secured basis);
- Working capital facilities with an aggregate amount of less than A$40 million (which may be entered

into on a secured basis);

- Certain intra-group indebtedness;
- Indebtedness incurred under the Senior Debt Agreements;
- Any other indebtedness of up to US$100 million which constitutes a term loan made by one or more lenders to Burns Philp Inc. as an "Incremental Loan" under the Term B Facility secured on the same basis and ranking pro rata and pari passu with certain of the Senior Debt Agreements;
- Certain financial indebtedness of Goodman Fielder and its subsidiaries existing at the time that Burns Philp obtains control of the board of directors of Goodman Fielder (provided that such indebtedness may not exceed US$50 million after 16 June 2003;
- Indebtedness that is used to repay amounts outstanding under the Senior Debt Agreements;

(ii) TLA Senior Funding Agreement only

- Any unsecured indebtedness entered into by a party who has provided guarantees, securities or undertakings in favour of J.P. Morgan Australia Limited in connection with amounts due under the TLA Senior Funding Agreement and certain other indebtedness;
- Secured indebtedness entered into by a party who has provided guarantees, securities or undertakings in favour of J.P. Morgan Australia Limited in connection with amounts due under the TLA Senior Funding Agreement and certain other indebtedness, provided that the relevant lender has first entered into an intercreditor agreement on terms reasonably satisfactory to CSFB in its capacity as facility agent for the lenders under the TLA Senior Funding Agreement;

(iii) Term B Facility and Term B2 Facility only

- Indebtedness incurred under the capital notes issued by New Zealand Dairy Foods Holdings Limited (a related party of Burns Philp) in August 2002;
- Indebtedness incurred under the High Yield Notes;
- Indebtedness incurred under the Capital Notes to be issued pursuant to the Trust Deed;
- Any extensions, refinancing, renewals or replacements of certain of the indebtedness described in this subparagraph (iii) to the extent that the principal amount of such indebtedness is not increased, the maturity date is not decreased, if the original indebtedness is subordinated the new indebtedness remaining is so subordinated and the original obligors remain the only obligors in relation to such indebtedness;
- Certain indebtedness of Goodman Fielder in connection with its trade receivables securitisation programme;
- Certain indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, or the extension, renewal or replacement of any existing indebtedness and certain obligations to pay amounts under any lease of real or personal property, provided that these amounts do not exceed in aggregate US$35 million at any time;
- Indebtedness incurred in connection with any newly acquired subsidiaries provided that such indebtedness is existing at the time such subsidiary is acquired, the indebtedness is not secured by any new encumbrance and the aggregate principal amount of all such indebtedness is within the amounts prescribed by the relevant facility agreement;
- Certain unsecured indebtedness incurred in connection with any acquisition permitted by these facility agreements provided that such indebtedness, together with any indebtedness incurred pursuant to the above paragraph, does not exceed US$100 million in any financial year and US$300 million over the term of the Term B Facility and the Term B2 Facility;
- Certain unsecured indebtedness of any party who has provided guarantees, securities or undertakings in favour of J.P. Morgan Australia Limited in connection with amounts due under the TLA Senior Funding Agreement and certain other indebtedness provided that it is subordinated in

right of payment to the loans advanced under these facility agreements;

- Certain indebtedness arising in the ordinary course of business including that incurred from the honouring of a cheque, draft or similar instrument drawn against insufficient funds, and obligations in respect of performance bonds, guarantees, workers compensation obligations, insurance and employee benefit obligations incurred in the ordinary course of business;
- Guarantees given by Burns Philp or any subsidiary of Burns Philp in relation to any of the above indebtedness incurred by Burns Philp and its subsidiaries; and
- Additional unsecured indebtedness in an aggregate principal amount of up to US$40 million at any time.

(b) Capital Notes Bridge Loan

The Capital Notes Bridge Loan (as defined in the definition of Senior Debt Agreements in the Glossary) contains a covenant that Burns Philp and its subsidiaries (including Goodman Finance) will not incur indebtedness (other than certain specified indebtedness including pursuant to the Senior Debt Agreements) if it would result in the ratio of Net Total Debt to EBITDA exceeding:

- on or before 31 December 2004, 5.00:1; and
- thereafter, 4.75:1.

The terms "Net Total Debt" and "EBITDA" for the purposes of this ratio are defined in the Capital Notes Bridge Loan and have similar meanings to the equivalent terms as set out in the Glossary.

Investors should be aware that these restrictions, covenants, and the other provisions of the Senior Debt Agreements may be waived or amended at any time by agreement between the relevant parties. The amount of the facilities could be increased, or reduced at any time or replaced by senior debt borrowed on entirely different terms.

The duties of the Trustee under the Trust Deed are summarised on pages 72 and 73.

The statement required to be made by the Trustee pursuant to clause 13(3) of the Second Schedule to the Securities Regulations 1983 is set out on page 76.

Other terms of offer and securities

There are no other terms of the Offer, or the Capital Notes, which are not set out elsewhere in this Prospectus other than those implied by law or which are set out in a document that has been registered with a public official, is available for public inspection and is referred to in this Prospectus.

Financial statements

The audited financial statements of Goodman Finance (being the only member of the Borrowing Group for the purposes of the Securities Regulations 1983) required by clauses 15 to 32 (inclusive) of the Second Schedule to the Securities Regulations 1983 are set out in the section of this Prospectus entitled "Goodman Finance Financial Statements" on pages 41 to 46. These financial statements have been prepared from the date of incorporation of Goodman Finance (9 December 2002) to 28 February 2003.

Places of inspection of documents

The constitution of Goodman Finance and the material contracts referred to above under the heading "Material contracts" can be viewed at any time on the Companies Office website at www.companies.govt.nz. Where relevant documents are not available on the website, a request for the documents can be made by contacting Searchlink at info@searchlink.co.nz.

Other material matters

The primary source of Goodman Finance's revenue will be interest income it will receive from another Group entity or entities to whom it will lend the proceeds of the issue of Capital Notes and which will use those proceeds to replace part of the finance raised by the Group to complete the acquisition of Goodman Fielder. The ability of those other Group entities to pay interest to Goodman Finance may be wholly or in part reliant on them receiving support and funding from other members of the Group. Consequently, if those Group entities or other members of the Group experience financial difficulties, this could have a material adverse effect on Goodman Finance's financial performance and the returns on the Capital Notes. Those factors could also have a material adverse effect on the returns on any Burns Philp Shares issued in redemption of the Capital Notes.

There are no other material matters relating to the Offer other than those set out in this Prospectus and in contracts entered into in the ordinary course of business by Goodman Finance.

However, investors may wish to refer to the most recent audited consolidated financial statements for each of Burns Philp and Goodman Fielder for the financial year ended 30 June 2002. Copies of these financial statements can be viewed through their respective websites (www.burnsphilp.com and www.goodmanfielder.com.au).

Directors' statement

The Directors of Goodman Finance, after due inquiry by them in relation to the period between 28 February 2003 and the date of registration of this Prospectus, are of the opinion that no circumstances have arisen that materially adversely affect:

- the trading or profitability of Goodman Finance;
- the value of Goodman Finance's assets; or
- the ability of Goodman Finance to pay its liabilities due within the next 12 months.

Auditor's report

The auditor's report required by clause 36 of the Second Schedule of the Securities Regulations 1983 is set out in the section of this Prospectus entitled "Auditor's Report" on pages 48 to 50.

Signed by each Director of Goodman Finance (as Issuer) or by his agent authorised in writing:

Graeme Richard Hart
Graeme Richard Hart by his agent
[signature]

Allen Philip Hugli
Allen Philip Hugli by his agent
[signature]

Thomas James Degnan
Thomas James Degnan by his agent
[signature]

Signed by Burns, Philp & Company Limited (as a promoter of the Offer) by a director or by its agent authorised in writing:

Burns Philp & Company Limited by its agent
[signature]

Signed by each director of Burns, Philp & Company Limited (as a promoter of the Offer) or by his agent authorised in writing:

Alan Gordon McGregor
Alan Gordon McGregor by his agent
[signature]

Thomas James Degnan
Thomas James Degnan by his agent
[signature]

Graeme Richard Hart
Graeme Richard Hart by his agent
[signature]

Fred William Smith
Fred William Smith by his agent
[signature]

Mark Douglas Irving Burrows
Mark Douglas Irving Burrows by his agent
[signature]

Risk Factors

The principal risks for investors in the Capital Notes are that:

- they may not receive timely, or any, interest payments on the Capital Notes; and
- they may be unable to recoup all or any of their original investment amount.

This could happen for a number of reasons, including if:

- there is a material deterioration in Goodman Finance's and/or the Group's operating performance or financial performance;
- Goodman Finance is obliged to, or exercises its right to, suspend interest payments for any period (which, in the latter case, may occur as a result of business, industry or general economic risks, some of which are noted under the heading "Business, industry and economic risks" below);
- Goodman Finance is unable to repay the principal amount of all or any of the Capital Notes on an Election Date (which, for example, may also occur as a result of those business, industry or general economic risks), assuming those Capital Notes are not to be redeemed by the issue of Burns Philp Shares on that Election Date;
- the price at which investors are able to sell their Capital Notes is less than the amount they have paid for them due to interest rate movements, a decline in the creditworthiness of the Group or other reasons;
- investors are unable to sell their Capital Notes or, if their Capital Notes are redeemed by the issue of Burns Philp Shares, their Burns Philp Shares due to lack of demand;
- where Burns Philp issues Burns Philp Shares in redemption of Capital Notes, there is no market for the Burns Philp Shares which have been issued upon the redemption of those Capital Notes;
- where Burns Philp issues Burns Philp Shares in redemption of Capital Notes, those Burns Philp Shares cannot be sold for a price at least equal to the issue price of the relevant Capital Notes for any reason; or
- Goodman Finance, Burns Philp or any other Guarantor or any other Group Member is insolvent, is placed into receivership, administration or liquidation, is dissolved or becomes an externally administered body corporate. In this situation, investors could receive none, or only some, of the expected returns or none or only some of the amount invested in the Capital Notes.

The only right of the Trustee or a Noteholder to require redemption of a Capital Note prior to an Election Date is where a liquidator (or analogous official) or statutory manager is appointed to Goodman Finance or Goodman Finance is otherwise dissolved or removed from the Register of Companies.

A breach by Goodman Finance, Burns Philp or any other Guarantor of the representations, warranties or covenants contained in the Trust Deed, the Conditions or a Guarantee does not constitute a default by Goodman Finance or Burns Philp and does not entitle the Trustee or the Noteholders to require Goodman Finance or any Guarantor to repay or redeem the Capital Notes. The Trustee and the Noteholders have no remedies against Goodman Finance or any Guarantor for breach of the Trust Deed, the Conditions or a Guarantee, except remedies provided at law.

Some of the principal factors that may affect the performance of Goodman Finance are summarised below, followed by details of the liquidity risk for investors. Prospective investors should consider these factors carefully, in addition to the other information in the Investment Statement or this Prospectus, before subscribing for Capital Notes.

Business, industry and economic risks

The performance of the Group may be influenced by the following business, industry and general economic factors.

Acquisition of Goodman Fielder

Burns Philp's takeover offer for Goodman Fielder closed on 28 March 2003. As at the date of this Prospectus, Burns Philp is in the process of compulsorily acquiring the remaining ordinary shares in Goodman Fielder. The acquisition of Goodman Fielder gives rise to the following specific risks:

- Goodman Fielder has been a subsidiary of Burns Philp for a short period of time. Burns Philp has conducted a limited due diligence review of Goodman Fielder for the purposes of verifying the information regarding Goodman Fielder included in this Prospectus. However, Burns Philp has relied on the information made available to it by Goodman Fielder management and publicly available information concerning Goodman Fielder. In the event that any material information has not been provided to Burns Philp or disclosed publicly, and that leads to a material adverse effect on the financial condition or financial performance of Goodman Fielder, this in turn may have a material adverse effect on the Group.

- On 8 January 2003, Goodman Fielder advised shareholders in an ASX announcement of recent correspondence from the Australian Taxation Office ("ATO"). On 24 December 2002, the ATO advised Goodman Fielder that it had determined that Part IVA of the Australian Income Tax Assessment Act 1936 applied to arrangements concerning a financial facility entered into in 1990. On 26 March 2003 Goodman Fielder announced to the ASX that the ATO had issued amended assessments in respect of the matter which impose additional income tax, penalties and interest of approximately A$126.5 million. Based on this assessment, Goodman Fielder's additional taxation liability in respect of the financing facility would be approximately A$89.5 million (after applying an existing provision of A$37 million). Goodman Fielder's taxation advisers have advised it that it should have no additional tax liability in relation to this matter. Burns Philp has reviewed this advice and based upon that review, intends to cause Goodman Fielder to lodge objections in respect of the amended assessments. As the ATO and Goodman Fielder have different views of Goodman Fielder's tax liability in respect of this matter it is possible that proceedings could result. The extent of Goodman Fielder's potential liability in respect of the matter (including in any proceedings) is set out above.

- A number of contracts entered into by Goodman Fielder and its subsidiaries contain change of control provisions which potentially give other parties rights to take certain actions as a result of a change of control of Goodman Fielder or the relevant subsidiary. In the context of the takeover of Goodman Fielder by Burns Philp it was not possible or practical for Burns Philp to conduct the necessary due diligence and seek any consents or approvals from parties to contracts with Goodman Fielder or its subsidiaries before the change of control of Goodman Fielder occurred. The change of control has occurred. Parties to known significant contracts have been advised of the change of control. Burns Philp does not expect any action which may be taken by a party to a contract with Goodman Fielder or a subsidiary as a result of the change of control to have a material adverse effect on the Group as a whole. However, the risk of such a party exercising its rights as a result of the change of control of Goodman Fielder can not be discounted entirely.

- Over recent years Goodman Fielder and its subsidiaries have sold a number of businesses, including its Australian milling business and its ingredients business (in two stages). Under some of those business sales Goodman Fielder has given warranties and/or indemnities to the buyer which have not yet expired. Burns Philp has not become aware of any material claims against Goodman Fielder or any of its subsidiaries being made or threatened in respect of any of those sales which are likely to have a material adverse effect on the Group as a whole. However, these sales occurred before Burns Philp acquired Goodman Fielder and as with any business sale, the possibility of any such claims arising before the warranty or indemnity period expires can not be discounted entirely. Investors should also refer to the description on page 85 of the proceedings involving Goodman Fielder in connection with the sale of shares in Meneba BV.

Group indebtedness

The Group has a significant amount of debt. The indebtedness of the Group calculated on a pro forma basis as at 31 December 2002 as if, amongst other things, the Offer has been completed and the acquisition of Goodman Fielder had occurred as at that date is set out on page 36.

The ability of the Group to pay the required interest and principal payments on its debt depends on the future performance of its businesses which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Group.

The Group's levels of indebtedness could, in some circumstances, affect the operations of the Group. A substantial portion of the Group's cash from operating activities will be required to pay principal and interest on debt. The amount of cash flow available to fund working capital and capital expenditures, research and development, and other strategic purposes may be reduced as a result of the need to pay principal and interest on debt. The Group's ability to obtain further financing in the future for its operations, or to make acquisitions, develop new technologies or products or take advantage of business opportunities could also be limited because of the financial covenants and undertakings or other restrictions contained in the Group's financing agreements or the need to obtain the consent of the Group's lenders.

The ability of the Group to pay the required interest payments on its debt could be adversely affected by events that have the effect of increasing the rates applicable to interest payable by the Group. The Group has adopted an interest rate hedging policy under which it will hedge at least 50% of interest payment obligations on the Group's gross debt.

If the Group became unable to meet its debt servicing obligations or fund other liquidity needs, the Group may attempt to restructure or refinance its debt or seek additional equity capital or sell assets. These transactions could occur at times or on terms that are disadvantageous to the Group.

The Capital Notes constitute an unsecured, subordinated obligation of Goodman Finance. Therefore, in any distribution of assets by Goodman Finance in a liquidation of Goodman Finance, or in any bankruptcy, reorganisation, insolvency, receivership or similar proceeding for the benefit of creditors, the claims of Noteholders for repayment of all amounts outstanding on the Capital Notes will rank behind the claims of all other creditors of Goodman Finance (including unsecured and trade creditors). The obligation of each Guarantor to make payment under the relevant Guarantee is also subordinated to repayment of all other creditors of that Guarantor. As a result, in the liquidation of the relevant company, Noteholders will receive a payment on account of their Capital Notes only after all prior ranking liabilities of the relevant company (including the indebtedness referred to above) have been satisfied.

Domestic and international economic conditions

In addition to Australia and New Zealand, the Group has significant operations in the United States of America, Canada, Argentina, Brazil, China and Germany, among other countries. Operating in international markets and across national boundaries means the Group is exposed to the following risks:

- economic and political instability;
- restrictions on the transfer of funds in or out of the countries in which the Group operates;
- international incidents and military outbreaks;
- foreign currency fluctuations;
- changes in the laws and policies of the countries in which the Group manufactures or sells its products;
- work stoppages;
- changes in export controls or import duties;

- trade restrictions; and
- transport delays.

The Group's businesses in any country where any of these issues arise may suffer declines in sales revenues, experience increased costs, or become unable to meet customer product needs or obtain a sufficient workforce to conduct its operations.

Competition from other producers

The Group operates in highly competitive businesses. The Group's yeast business faces strong competition from global, regional and local yeast producers in its yeast markets. Lesaffre, a global yeast producer, recently acquired Red Star Yeast, a significant yeast producer in North America, from Sensient Technologies. This could have an effect on competition the Group faces in the North American yeast market. In addition, a new regional, single plant competitor has entered the North American yeast market. The Group's herbs and spices business competes with McCormick & Co. Inc., which has a significantly larger share of the North American herbs and spices market than the Group, and a number of other, smaller suppliers. In certain regions, such as Turkey, where the Group produces and sells yeast, the Group has experienced aggressive competition on the basis of price.

Goodman Fielder faces competition across different product ranges from large international food companies such as George Weston (bread), Kellogg (breakfast cereals and nutritious snacks), Kraft and Heinz (salad dressing), and Unilever (Flora Foods) (margarine and cooking oils).

Goodman Fielder operates in markets in which consumers are price sensitive and there is a high degree of brand substitutability. In the past this has led to price wars in bread, breakfast cereals and margarine, which, if repeated, could have an adverse impact on Goodman Fielder's financial performance and consequently, the financial performance of the Group.

Aggressive pricing or promotional strategies by the Group's main competitors or new entrants in a significant market the Group operates in could reduce the prices that the Group is able to charge for its products in that market or reduce the volume of products sold, both of which would impact negatively on the financial performance of the Group.

Foreign currency fluctuations

The Group's consolidated financial statements are reported in Australian dollars. Accordingly, the Group is exposed to risks from fluctuations in foreign exchange rates. The financial condition and results of operations of Burns Philp's subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which they are located and then, as required, translated into Australian dollars for inclusion in the Group's consolidated financial statements. Fluctuations in the exchange rates of the relevant domestic currency against the Australian dollar can adversely affect, and have adversely affected, the Group's results of operations, its reported earnings and the financial condition of the Group.

Exchange rate fluctuations may also cause fluctuations in the Group's cash flow and debt levels. These fluctuations may negatively affect the Group's ability to comply with the financial covenants in its debt agreements and affect the ability of members of the Group to make payments of principal and interest on indebtedness.

Where possible, the Group borrows in the same countries and currencies as its assets are located and cash flows are generated, creating a natural hedge against foreign currency fluctuations. However, these hedges or strategies may not be effective in limiting or eliminating the possible adverse effects of foreign currency fluctuations.

Raw material costs

The Group's production operations depend upon obtaining adequate supplies of raw materials on a timely basis. The Group could be adversely affected if it is unable to obtain adequate supplies of raw materials in a timely manner or if the cost of raw materials increases significantly and that cost increase is not offset by product price increases.

Molasses, which is the primary raw material for yeast production and represents approximately 40% of the cost of producing yeast, is a by-product in the processing of sugar. Increases in the prices of molasses could occur as a result of improvements in the refinement of sugar. If there was an increase in the price of molasses for any reason, the Group may be unable to pass on the increase to those yeast customers who have fixed the price at which they purchase yeast for the duration of their contract with the Group.

Black pepper is the main ingredient in the Group's herbs and spices business. The Group seeks to pass on any increases in price to its customers. However, where the Group has fixed the price at which its customers purchase herbs and spices, these increases cannot be passed on immediately.

Wheat represents approximately 89% of the cost of production of flour, which is a key ingredient in the production of bread. Goodman Fielder may be adversely affected by material increases in wheat prices, which can occur in times of drought (such as the recent drought experienced in Australia) if Goodman Fielder is unable to pass on higher wheat costs to end customers. The ability and speed with which Goodman Fielder can respond to increases in the cost of wheat and other raw materials by adjusting the prices charged to its customers may be limited and may result in lower margins on its products.

Goodman Fielder's financial results may also be adversely affected by fluctuations in edible oil prices (represented mainly by canola and palm oils). Goodman Fielder imports approximately 42% of its Australasian oil requirements and therefore total oil costs are also subject to exchange rate fluctuations.

Production risks

Some of the Group's production processes in its yeast and baking ingredients business are highly complex, require advanced and costly equipment and are continuously being modified to improve yields and product performance. Impurities or other problems with raw materials or the production process can lower yields. Production efficiency will be an important factor in the Group's future profitability. If the Group experiences problems in achieving acceptable yields or experiences product delivery delays in the future that cannot be rectified through reallocation of production across the Group, the Group may not be able to meet the needs of its customers in one or more businesses or regions and it could suffer a loss of customer and future revenues, which could lead to reduced profitability.

Reliance on plants

The Group operates a number of plants with varying levels of capacity utilisation. However, some operate at a high capacity utilisation. Fresh yeast has a very short shelf life and therefore it cannot be easily transported between markets. The Group's financial performance may be adversely affected if production or operation at certain of its plants was shut down or temporarily halted and the production could not be sourced from other plants operated by the Group.

Environmental issues

The Group's operations are subject to numerous environment laws and regulations. The Group could incur substantial costs, including clean-up costs, fines and penalties, third-party property damage or personal injury claims and capital expenditure upgrades, as a result of compliance with, violations of or liabilities under environmental laws or non-compliance with environmental permits applicable to the Group's production facilities or operations. For example, in a number of jurisdictions, the Group has been required to build effluent treatment plants to process the waste by-products resulting from yeast production at the Group's manufacturing operations and to undertake other significant capital improvement projects as a result of these types of regulations.

The Group could also be negatively affected by future changes to environmental or health and safety legislation or regulations applicable to its businesses that impose additional requirements or costs on the Group.

Power of customers

Supermarket operators, being some of the Group's largest customers for its products, including bread, breakfast cereals, edible oils, snack foods and herbs and spices are in a strong negotiating position when supply terms are being negotiated with suppliers. Supermarkets have managed to exert

downward pressure on prices of some products in the past and may do so in the future. These circumstances may limit the Group's ability to maintain profit margins by passing on increases in the cost of raw materials to customers.

Supermarkets are also strongly promoting their own private label or housebrand products in a number of product categories, including bread. Goodman Fielder is a major supplier of private label or housebrand bread and other products to supermarkets in Australia and New Zealand. Contracts to supply housebrands provide Goodman Fielder with lower profit margins than the sale of its own branded products. The growth in housebrands or private label products is likely to be at the expense of brands owned by producers such as Goodman Fielder.

Supermarket operators frequently offer housebrands and some other supply contracts to a range of suppliers through a competitive tender process. If Goodman Fielder lost significant supermarket supply contracts to competitors it would be likely to have an adverse effect on the Group.

In the Group's herbs and spices business, the six largest customers accounted for approximately 50% of total sales in the financial year ended 30 June 2002. The loss of, or a substantial decrease in the amount of sales to, one or more of these large customers could cause a decline in the revenues and operating results of the Group's herbs and spices business. However, Burns Philp considers that it has a good relationship with these customers.

Product liability

The Group takes all reasonable precautions to ensure that its products are free from contamination. However, in the event that a contamination of one of the Group's products occurs, it may lead to business interruption, product recalls or liabilities to customers. While the Group maintains insurance cover for these risks, the Group may not be able to enforce its rights in respect of those policies and any amounts that the Group does recover may not be sufficient to offset any damage to the financial condition, reputation or prospects of the Group caused by any product contamination or product liability claim.

Dependence on key personnel

The Group will continue to rely on its key personnel and their extensive experience in its core businesses. The loss of their services could make it difficult for the Group to execute its business strategy and otherwise have a significant negative impact on the Group's businesses.

Change of control financing provisions

As at 8 April 2003, Graeme Hart, Burns Philp's deputy chairman, beneficially owned approximately 57.6% of Burns Philp's outstanding voting shares on a fully diluted basis.

If Mr. Hart or certain of his affiliates or family members cease to beneficially own at least 35% of Burns Philp shares on a fully diluted basis and be Burns Philp's largest single shareholder, or group of shareholders, the lenders under the Group's secured senior facilities may demand prepayment in full of the outstanding loans. The indentures for the High Yield Notes contain similar change of control provisions enabling the holders of those senior subordinated notes to demand repayment. In addition, acceleration of the secured senior facilities would be an event of default under each of the indentures for the High Yield Notes, allowing the holders of at least 25% of the principal amount of the notes to demand prepayment of the relevant notes.

If one of these events occurred, Burns Philp may not be able to prepay or refinance this indebtedness in the event of a prepayment demand by the lenders. If any such prepayment demand arose as a result of such an event, it could have a material effect on the financial condition of the Group and could possibly lead to insolvency of the Group.

Forward-looking statements

This Prospectus contains forward-looking statements. Those forward-looking statements are based on the current beliefs of the Directors of Goodman Finance, the directors of Burns Philp and the Group's senior management as well as assumptions made by, and information currently available to, Goodman

Finance at the time the statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the risks set out above, the other matters set out in the Investment Statement or in this Prospectus, and certain other economic and business factors, some of which may be beyond the control of the Group.

Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. In addition, the inclusion of such forward-looking statements does not constitute a representation or warranty by Goodman Finance, the Guarantors, the Promoters, the Organising Broker and the Lead Manager, the Co-Lead Manager, the Trustee or any of their respective directors or employees or any other person with respect to the achievement of the matters set out in such statements, or that the underlying assumptions used will in fact be the case.

Liquidity risk

Application has been made to the NZSE for permission to list the Capital Notes and all the requirements of the NZSE relating thereto that can be complied with on or before the date of this Prospectus have been duly complied with. However, the NZSE accepts no responsibility for any statement in this Prospectus.

The Directors of Goodman Finance are of the opinion that a secondary trading market for the Capital Notes will develop over time. However, no assurance can be given that this will occur and a lack of frequent trading in the Capital Notes may make it difficult for Noteholders to sell their Capital Notes.

The formula which applies if Capital Notes are redeemed by the issue of Burns Philp Shares is based on 95% of the weighted average sale prices of a Burns Philp Share sold on the ASX during the period of 10 Business Days immediately prior to the relevant Election Date. The price of Burns Philp Shares may be volatile during this period.

Further, the price of Burns Philp Shares post-redemption may be affected by a larger than usual number of sellers. No assurance can be given that Burns Philp Shareholders will be easily able to sell their Burns Philp Shares.

As a result, there is no guarantee that the value received by a Noteholder on the sale of Burns Philp Shares acquired through a redemption of Capital Notes on an Election Date will match the value of their original investment.

Goodman Finance may exercise the call option referred to on pages 13 and 14 by paying the amounts described in Condition 4.10 in the section entitled "Conditions of Capital Notes" on page 63. Investors should be aware that the amount payable by Goodman Finance may be more or less than the market value of the Capital Notes at the time the Capital Notes are redeemed following the exercise of the call option.

Details of Exemptions, Ruling and Waivers

Exemptions from the Securities Act and the Securities Regulations

The following exemptions from the Securities Act 1978 and the Securities Regulations 1983 have been granted under the Securities Act (Goodman Finance Limited) Exemption Notice 2003.

Section 34(2)(a)

Goodman Finance and every person acting on its behalf are exempted, subject to certain conditions, from section 34(2)(a) of the Securities Act 1978 in respect of the Capital Notes. The principal effect of this exemption is that it is not necessary for Goodman Finance to distribute with this Prospectus copies of the audited consolidated financial statements of Burns Philp and of Goodman Fielder for the financial year ended 30 June 2002.

Investors can obtain a copy of those financial statements on request from Burns Philp at the address set out in the Directory or those financial statements can be viewed through the Burns Philp website (www.burnsphilp.com) in the case of the Burns Philp financial statements and through the Goodman Fielder website (www.goodmanfielder.com.au) or the Companies Office website (www.companies.govt.nz) in the case of the Goodman Fielder financial statements.

Regulation 12(1)(a) and (c)

Goodman Finance and every person acting on its behalf are exempted, subject to certain conditions, from regulation 12(1)(a) and (c) of the Securities Regulations 1983 in respect of the Pro Forma Financial Information. The principal effect of this exemption is that Goodman Finance can include a statement of the amount of the assets and net assets of the Group extracted from the Pro Forma Financial Information in the Investment Statement.

Section 54B(1)

Goodman Finance and every person acting on its behalf are exempted, subject to certain conditions, from section 54B(1) of the Securities Act 1978 to the extent that provision requires Goodman Finance to provide, at the request of a Noteholder, the annual and half-yearly financial statements and other related documents referred to in regulation 23A(d) of the Securities Regulations 1983 in respect of certain Guarantors. A Noteholder can request certain information concerning the Guarantors from Goodman Finance under the terms of the conditions attached to this exemption.

NZSE ruling and waivers

The following waivers and ruling have been granted by the NZSE in respect of the Offer.

Debt securities

The NZSE has made a ruling that the Capital Notes are debt securities and will not be treated as equity securities for purposes of the NZSE Listing Rules. The effect of this ruling is that Goodman Finance will not be required to comply with the NZSE Listing Rules set out in Appendix 5 thereto.

Minimum holding

The NZSE has granted Goodman Finance a waiver from the required minimum holding of Capital Notes specified under the NZSE Listing Rules. This waiver has been granted on the basis that a minimum holding of a Tranche of Capital Notes is Capital Notes of that Tranche with an aggregate principal amount of $5,000.

Transfer restrictions

The NZSE has granted Goodman Finance a waiver from Listing Rule 11.1.1 in relation to the provisions in the Trust Deed that require that Capital Notes must be transferred in minimum principal amounts of $1,000 per Tranche (or any lesser amount approved by Goodman Finance).

Size of text

The NZSE has granted Goodman Finance a waiver in respect of Listing Rule 7.1.17. This waiver relieves Goodman Finance from the requirement to make certain statements in the Investment Statement or any advertisement issued in relation to the Offer that are required by the NZSE Listing Rules in a particular text size.

Glossary

A$	Australian dollars
Application Form	The application form contained in the Investment Statement
Approved Chartered Accountant	Means KPMG or any other firm of chartered accountants acceptable to the Trustee which, for the avoidance of doubt, shall be deemed to include any accountant which has been approved by CSFB to act in the equivalent role under each of the financing arrangements entered into by Burns Philp and various subsidiaries of Burns Philp in February and March 2003 in connection with the funding of the acquisition of Goodman Fielder
Associate	Means: (a) a joint venture described in Schedule 4 to the Trust Deed; and (b) any other corporation, partnership, joint venture, trust or other entity that Burns Philp is required by Australian GAAP to recognise in its accounts on an equity accounting basis
ASX	Australian Stock Exchange Limited
ASX Listing Rules	The listing rules of the ASX
Auditor	Goodman Finance's auditors for the time being, being KPMG as at the date of this Prospectus
Australian GAAP	Generally accepted accounting principles in Australia consistently applied
Australian Guarantors	As at the date of this Prospectus, Burns, Philp & Company Limited and Mauri Yeast Australia Pty Limited and includes any other wholly-owned Subsidiary of Burns Philp which is incorporated in Australia and which is required to accede, and does accede, to the relevant Guarantee from time to time (in each case to the extent not subsequently released in accordance with the terms of the relevant Guarantee)
Board	The board of Directors of Goodman Finance
Burns Philp	Burns, Philp & Company Limited
Burns Philp Shareholder	A holder of Burns Philp Shares
Burns Philp Shares	Ordinary shares in Burns Philp
Business Day	A day (other than a Saturday or Sunday) on which banks generally are open for business in Auckland and Sydney
Calculation Date	Each of 31 March, 30 June, 30 September and 31 December in each year, commencing on 30 September

	2003
Capital Notes	The capital notes offered for subscription under the Investment Statement and this Prospectus
Closing Date	27 June 2003 or the date on which subscriptions are received and accepted for the maximum aggregate principal amount of the Capital Notes, including over-subscriptions (if any), or such other date as Goodman Finance determines
Co-Lead Manager	ASB Securities Limited
Companies Act	New Zealand Companies Act 1993
Conditions of Capital Notes or Conditions	The conditions to the Capital Notes set out in Schedule 2 of the Trust Deed and summarised in the section of this Prospectus entitled "Conditions of Capital Notes" on pages 53 to 66
Corporations Act	Corporations Act 2001 (Commonwealth of Australia)
Cost Savings	Means:

(a) an initial amount of A$50 million in respect of the acquisition of shares in Goodman Fielder and an initial amount of A$8 million in respect of the acquisition of the Fleischmann's business unit from Kraft Foods International Inc., as each such amount is reduced on each Calculation Date by the total annualised realised cost savings achieved in the quarter ending on that Calculation Date from the integration of Goodman Fielder and the Fleischmann's business unit into the Covenant Group, which realised cost savings and reductions have been verified by an Approved Chartered Accountant and a copy of that review has been delivered to the Trustee, provided that:

(i) the amount in respect of the acquisition of shares in Goodman Fielder and integration of Goodman Fielder into the Covenant Group, shall reduce to zero by the date which is 12 months after Goodman Fielder becomes a wholly-owned Subsidiary of Burns Philp; and

(ii) the amount in respect of the acquisition and integration of the Fleischmann's business unit into the Covenant Group, shall reduce to zero on the date which is 12 months after the earlier of the date Burns Philp receives all Brazilian anti-trust approvals required in relation to the acquisition of the Fleischmann's business unit and 30 June 2003; and

(b) in relation to any acquisition (other than an acquisition referred to in paragraph (a)), an amount in respect of a cost saving plan (including the amount, time frame and anticipated milestone

dates for any cost savings) agreed between Burns Philp and the Trustee in relation to that acquisition

Covenant Group

Means Burns Philp, the Subsidiaries and the Associates of Burns Philp from time to time. (The composition of the Covenant Group differs from the composition of the Group. The term "Covenant Group" is only used in this Prospectus in relation to the ratio of Net Total Debt to LTM EBITDA set out on page 14)

CSFB

Credit Suisse First Boston

Directors

The directors of Goodman Finance

EBIT

For the Covenant Group for a period, an amount equal to the consolidated net profit after tax of the Covenant Group for the period that would be disclosed by consolidated financial statements of the Covenant Group if they were prepared in accordance with Australian GAAP as at the last day of that period, after:

(a) deducting an amount equal to:

(i) profits relating to unrealised revaluations included in consolidated net profit after tax;

(ii) profits realised on the sale or other disposition of any asset not manufactured or acquired for disposal in the ordinary course of ordinary business or which is unusual in nature; and

(iii) unrealised exchange gains included in consolidated net profit after tax; and

(b) adding back an amount equal to:

(i) the provision for income tax and other taxation (if any) levied in Australia or anywhere else on or by reference to income or profits relating to that period;

(ii) for the Covenant Group for a period, Total Interest Expense for the Covenant Group for that period less interest income of the Covenant Group over that period, calculated on a consolidated basis in accordance with Australian GAAP;

(iii) losses realised on the sale or other disposition of any asset not manufactured or acquired for disposal in the ordinary course of ordinary business or which is unusual in nature (including as a result of revaluations), to the extent that those losses have been charged against that profit;

(iv) unrealised exchange losses relating to that period;

(v) in respect of any period, costs and expenses incurred by the Covenant Group during that period in relation to restructuring (including, for the avoidance of doubt, all costs and expenses relating to redundancy, closure and make good costs, asset relocation costs not capable of capitalisation, consultant fees and asset write downs) provided such costs have been verified by an Approved Chartered Accountant and a copy of that review has been delivered to the Trustee;

(vi) any incremental annualised realised cost savings relating to that period that have been reviewed and verified by an Approved Chartered Accountant (provided that in relation to cost savings described in sub-paragraphs (a)(i) and (ii) of the definition of Cost Savings, such incremental annualised realised cost savings shall reduce to zero with effect from the applicable date in sub-paragraph (a)(i) and (ii) respectively); and

(vii) outside equity interests relating to that period.

For the purposes of calculating EBIT for any Subsidiary or business acquired in any period, provided such EBIT has been verified by an Approved Chartered Accountant and a copy of that review is delivered to the Trustee, EBIT will be adjusted to take into account the effects of any acquisitions made during the period. The adjustments will be made on the basis that the acquired Subsidiary or business had been acquired on the first day of the period and the EBIT for that acquired Subsidiary or business for the whole of the period was included in the EBIT of the Covenant Group for that period

EBITDA

Means for the Covenant Group for a period, the sum of:

(a) EBIT for the Covenant Group for that period; and

(b) depreciation and amortisation on fixed and other assets (including goodwill) of the Covenant Group on a consolidated basis during that period;

that would be disclosed by consolidated financial statements of the Covenant Group if they were prepared in accordance with Australian GAAP as at the last day of that period

Eight Year Capital Notes

Capital Notes designated by Goodman Finance upon issue as Eight Year Capital Notes

Election Date

15 December 2008 in respect of a Five Year Capital Note and 15 November 2011 in respect of an Eight Year Capital Note and, in each case, includes any

	subsequent election date specified in the new conditions attaching to the relevant Capital Notes with effect from each election date
Election Record Date	The date which is 33 Business Days before the relevant Election Date
Five Year Capital Notes	Capital Notes designated by Goodman Finance upon issue as Five Year Capital Notes
Goodman Fielder	Goodman Fielder Limited
Goodman Finance or Issuer	Goodman Finance Limited and, where applicable, includes its Subsidiaries
Group	Burns Philp and each of its Subsidiaries for the time being[7]
Group Member	Burns Philp and any Subsidiary of Burns Philp from time to time
Guarantees	The three guarantees dated 30 April 2003 entered into in each case between Goodman Finance, Burns Philp and the NZ Guarantor, the Australian Guarantors and the US Guarantors respectively, as at the date of this Prospectus, and the Trustee in relation to the Capital Notes, as supplemented from time to time
Guarantors	Burns Philp and each wholly-owned Subsidiary of Burns Philp incorporated in Australia, New Zealand and the United States of America which had gross revenues from non-Group Members of A$10 million (or its equivalent in other currencies) or more in its most recently completed financial year and which is either a party to a Guarantee as at the date of this Prospectus or which accedes to a Guarantee from time to time (in each case to the extent not subsequently released in accordance with the terms of the relevant Guarantee). The Guarantors as at the date of this Prospectus are set out on page 77
High Yield Notes	(a) the 10.75% senior subordinated notes due 2011 issued by the High Yield Notes Issuers and guaranteed on a senior subordinated basis by Burns Philp and certain of its subsidiaries, pursuant to an Indenture dated 20 February 2003, among the High Yield Notes Issuers, Burns Philp, the Subsidiary Guarantors from time to time party thereto, and Wells Fargo Bank, National Association, as trustee; and (b) the 9.75% senior subordinated notes due 2012 issued by Burns Philp Capital Pty Limited and guaranteed on a senior subordinated basis by

[7] Goodman Finance is the only member of the "Borrowing Group" (as defined in the Securities Regulations 1983) as at the date of this Prospectus. Investors should be aware that not all subsidiaries of Burns Philp are, or will be, guarantors of the Capital Notes. A description of the Guarantors is set out in the section of this Prospectus entitled "Summary of Guarantees" on pages 77 to 79.

Burns Philp and certain of its subsidiaries, pursuant to an Indenture dated 21 June 2002 among Burns Philp Capital Pty Limited, Burns Philp, the Subsidiary Guarantors from time to time party thereto, and The Bank of New York, a New York banking corporation

High Yield Notes Issuers

Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc.

Insolvency Event

In respect of a person:

(a) an order being made, or the person passing a resolution, for its winding up, dissolution or deregistration;

(b) an application being made to a court for an order for protection from creditors or for its reorganisation, winding up, dissolution or deregistration, unless the application is withdrawn or dismissed within five Business Days;

(c) an administrator, statutory manager, liquidator or analogous person being appointed to the person;

(d) that person enters into a scheme of arrangement, composition with, or assignment for the benefit of, its creditors (or any class of them) or proposes a moratorium in relation to its creditors (or any class of them);

(e) (i) the person resolving to appoint a controller or analogous person to the person or any of the person's property;

(ii) an application being made to a court for an order to appoint a controller, provisional liquidator, trustee for creditors or in bankruptcy or analogous person to the person or any of the person's property, unless the application is withdrawn or dismissed within five Business Days; or

(iii) an appointment of the kind referred to in subparagraph (ii) being made (whether or not following a resolution or application);

(f) the holder of a security interest taking possession of any of the person's property;

(g) the person being taken under section 458F(1) of the Corporations Act or section 287 of the Companies Act (as applicable) to have failed to comply with a statutory demand;

(h) the person:

(i) suspending payment of its debts, ceasing (or threatening to cease) to carry on all or a material part of its business, stating that it is unable to pay its debts as they fall due or

being or becoming otherwise insolvent; or

(ii) being taken by applicable law to be (or if a court would be entitled or required to presume that the person is) unable to pay its debts as they fall due or otherwise insolvent;

(i) the process of any court or authority being invoked against the person or any of its property to enforce any judgment or order for the payment of money or the recovery of any property;

(j) the person taking any step that could result in the person becoming an insolvent under administration (as defined in section 9 of the Corporations Act);

(k) the person taking any step toward entering into a compromise or arrangement with, or assignment for the benefit of, any of its members or creditors; or

(l) any analogous event in any relevant jurisdiction

Interest Dates 15 March, 15 June, 15 September and 15 December in each year (commencing on 15 December 2003) in relation to the Five Year Capital Notes and 15 February, 15 May, 15 August and 15 November in each year (commencing on 15 November 2003) in relation to the Eight Year Capital Notes

Interest Rate The rate of interest payable on a Capital Note as specified in the rate card applying at the date of allotment of that Capital Note, unless Goodman Finance subsequently increases that rate, in which case the higher rate will apply to that Capital Note, but subject to the Conditions

Investment Statement The investment statement relating to the Offer, prepared as at 1 May 2003

Lead Manager First NZ Capital Securities

LTM EBITDA Means for a period, the aggregate EBITDA for that period plus Cost Savings for that period

Minimum Holding In respect of each Tranche, Capital Notes with a minimum aggregate principal amount of $5,000

Net Total Debt On any day, the Total Debt on that day less the sum of the amount of cash held on that day by:

(a) Burns Philp; or

(b) any other Group Member, to the extent that there is no legal, contractual or other restriction on the ability of Burns Philp to readily procure that the

	cash is transferred to Burns Philp or a Guarantor
New Zealand Dollar Equivalent	At any date, and in relation to an amount denominated in Australian dollars, the amount in New Zealand dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to Goodman Finance by its bankers for value on the relevant date
Noteholders	The registered holders of the Capital Notes from time to time
NZ GAAP	Generally accepted accounting practice (as such term is defined in section 3 of the Financial Reporting Act 1993)
NZ Guarantor	As at the date of this Prospectus, New Zealand Food Industries Limited and includes any other wholly-owned Subsidiary of Burns Philp which is incorporated in New Zealand and is required to accede, and does accede, to the relevant Guarantee from time to time (in each case to the extent not subsequently released in accordance with the terms of the relevant Guarantee)
NZSE	NZSE Limited, being the entity formerly known as the New Zealand Stock Exchange
NZSE Listing Rules	The listing rules of the NZSE
Offer	The offer of Capital Notes under the Investment Statement and this Prospectus
Opening Date	5 May 2003, or such other date as Goodman Finance determines
Organising Broker	First NZ Capital Securities
Pro Forma Financial Information	The unaudited *pro forma* consolidated financial information of the Group set out on pages 31 to 40
Promoters	Burns Philp and each of its directors
Prospectus	This prospectus relating to the Offer dated 1 May 2003
Registrar	Computershare Investor Services Limited
Senior Creditors	Means: (a) in relation to Goodman Finance, all creditors of Goodman Finance other than: (i) the Noteholders; and (ii) creditors who have agreed to rank subordinate to the obligations of Goodman Finance under the Capital Notes, or equally with such obligations; and (b) in relation to any Guarantor, all creditors of that Guarantor other than: (i) the beneficiaries of the Guarantee to which that Guarantor is a party; and (ii) creditors who have agreed to rank

subordinate to the obligations of the Guarantor under the relevant Guarantee, or equally with such obligations,

and for the avoidance of doubt, includes the holders of the High Yield Notes and the holders of any other notes or other debt instruments issued from time to time on substantially the same terms as, or ranking equally with, the High Yield Notes

Senior Debt Agreements

Each of the following financing arrangements, and where the context requires, all related documents, entered into by Burns Philp and various subsidiaries of Burns Philp (as borrowers and guarantors where applicable):

(a) the TLA Senior Funding Agreement dated 16 January 2003 and amended and restated on 21 February 2003 and 4 March 2003 between Burns Philp, the Borrowers (as defined therein) and the Lenders (as defined therein) (the "TLA Senior Funding Agreement");

(b) the Term A Facility Agreement dated 16 January 2003 and amended and restated on 21 February 2003 between Burns Philp, the Borrowers (as defined therein) and the Lenders (as defined therein);

(c) the Revolving Facility Agreement dated 16 January 2003 and amended and restated on 21 February 2003 between Burns Philp, the Borrowers (as defined therein) and the Lenders (as defined therein);

(d) the Term B Facility dated 20 February 2003 and amended and restated on 26 February 2003 between Burns Philp, Burns Philp Inc. and CSFB (the "Term B Facility");

(e) the Term B2 Facility dated 20 February 2003 and amended and restated on 26 February 2003 between Burns Philp, Burns Philp Inc. and CSFB (the "Term B2 Facility");

(f) the Capital Notes Bridge Loan dated 16 January 2003 and amended and restated on 4 March 2003 between Burns Philp, BPC1 Pty Limited and CSFB (the "Capital Notes Bridge Loan"); and

(g) the High Yield Notes and indentures pursuant to which they were issued

The terms of these agreements are more fully described in the section of this Prospectus entitled "Statutory Information".

Shareholder

A holder of Burns Philp Shares

Subsidiary

Means in relation to an entity, another entity which is:

(a) a subsidiary of the first within the meaning of Part 1.2 Division 6 of the Corporations Act;

(b) a subsidiary of the first within the meaning of

section 5 of the Companies Act; or

(c) a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard

Total Debt

Means, on any date, the gross amount of all financing liabilities of the Covenant Group on that date (including for the avoidance of doubt, the liabilities in relation to the Capital Notes and any other financing liabilities that rank equally with or ahead of the Capital Notes), calculated on a consolidated basis in accordance with Australian GAAP, including:

(a) the redemption amount of all debt instruments;

(b) the principal amount of all finance leases and hire purchase agreements;

(c) the redemption amount of all redeemable shares issued by a Group Member; and

(d) all other liabilities that are required by Australian GAAP to be treated as financing liabilities

Total Interest Expense

Means for the Covenant Group for a period, the gross amount of all interest and financing costs incurred by the Covenant Group over that period, calculated on a consolidated basis in accordance with Australian GAAP, after taking into account all realised losses and profits on foreign currency borrowings and financing transactions (other than amounts transferred to foreign currency translation reserves), including:

(a) the amount of all discounts and similar allowances on the issue or disposal of debt instruments;

(b) all finance charges under finance leases and hire purchase agreements;

(c) the amount of all dividends paid or payable on redeemable shares issued by any Group Member; and

(d) all other expenses and amounts that are required by Australian GAAP to be treated as an interest or financing cost other than amortisation of loan establishment costs,

but excluding:

(a) interest and financing costs on money borrowed or raised to acquire, develop or improve fixed assets, to the extent that they have been capitalised in the accounts of the Covenant Group; and

(b) interest and financing costs on the redeemed US$100 million aggregate amount of 5½ Guaranteed Subordinated Convertible Bonds issued by Burns Philp Treasury (Europe) BV and

the redeemed US$100 million aggregate amount of Conversion Bonds issued by Burns Philp;

(c) the make whole premium on existing financial accommodation of Goodman Fielder;

(d) any realised costs of closing out any foreign exchange agreement, currency or interest purchase agreement, interest rate swap, cap or collar agreement, currency swap agreement, currency and interest rate future or option contract and any other similar agreement that are incurred in connection with the refinancing of the Existing Senior Loan Agreements (as defined in the Trust Deed) or any acquisition of a Subsidiary or business after 4 March 2003;

(e) any dividends paid during the period on the converting preference shares issued by Burns Philp prior to the date of the Trust Deed (up to conversion); and

(f) any non-cash items included in interest in the most recent statement of the financial performance of the Covenant Group

Tranche — Five Year Capital Notes, Eight Year Capital Notes or either of them, as the context may require

Trust Deed — The trust deed dated 30 April 2003 entered into between Goodman Finance, Burns Philp and the Trustee in relation to the Capital Notes

Trustee — The New Zealand Guardian Trust Company Limited

Underwriter — First NZ Capital Securities (and includes any other underwriter that accedes to the Underwriting Agreement)

Underwriting Agreement — The underwriting agreement dated 12 December 2002 between the Underwriter, Goodman Finance (under its previous name BPCNZ1 Limited), BPC1 Pty Limited and Burns Philp (and as varied by a letter dated 10 April 2003) under which the Underwriter agreed to underwrite the issue of Capital Notes up to an aggregate principal amount of $175 million, a copy of which has been delivered to the Registrar of Companies upon registration of this Prospectus

US Guarantors — As at the date of this Prospectus, Burns Philp Food Inc. and Tone Brothers, Inc. and includes any other wholly-owned Subsidiary of Burns Philp which is incorporated in the United States of America and which is required to accede, and does accede, to the relevant Guarantee from time to time (in each case to the extent not subsequently released in accordance with the terms of the relevant Guarantee)

$ or NZ$ — New Zealand dollars

2002 Indenture	Means the indenture constituting the 9.75% senior subordinated notes due 2012 described in the definition of High Yield Notes
2003 Indenture	Means the indenture constituting the 10.75% senior subordinated notes due 2011 described in the definition of High Yield Notes

Directory

Directors of Goodman Finance

Graeme Richard Hart
Thomas James Degnan
Allen Philip Hugli

Registered office of Goodman Finance

54 Ponsonby Road
Auckland

Registered office of Burns Philp

Level 23
56 Pitt Street
Sydney, NSW 2000
GPO Box 543
Sydney, NSW 2001
Australia

Trustee for the Capital Notes

The New Zealand Guardian Trust Company Limited
Level 7
Royal & SunAlliance Centre
48 Shortland Street
PO Box 1934
Auckland

Organising Broker, Lead Manager and Underwriter

First NZ Capital Securities
Level 10
Caltex Tower
282-292 Lambton Quay
PO Box 3394
Wellington

Telephone: 04 474 4400
Freephone: 0800 162 222
Facsimile: 04 474 4055
Website: www.fnzc.co.nz

Level 20
ANZ Centre
23-29 Albert Street
PO Box 5333
Auckland

Telephone: 09 302 5500
Freephone:. 0800 162 222
Facsimile: 09 302 5580

First Floor
164 Hardy Street
Nelson

Telephone: 03 548 8319
Facsimile: 03 548 0593

Co-Lead Manager

ASB Securities Limited
Level 13
ASB Bank Centre
Cnr Albert & Wellesley Streets
PO Box 35
Auckland

Telephone: 09 374 8800
Freephone: 0800 272 732
Facsimile: 09 374 8888
Website: www.asbsecurities.co.nz

Registrar

Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna
Private Bag 92-119
Auckland

Auditor to Goodman Finance

KPMG
KPMG Centre
9 Princes Street
PO Box 1584
Auckland

Legal advisers to Goodman Finance and to Burns Philp

Bell Gully
Level 21
Royal & SunAlliance Centre
48 Shortland Street
PO Box 4199
Auckland

Legal advisers to the Trustee

Chapman Tripp
ANZ Centre
23-29 Albert Street
PO Box 2206
Auckland